[redacted]

OCT 3 0 2008

Washington, D.C. 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Meiji Seika Kabushiki Kaisha
Meiji Nyugyou Kabushiki Kaisha

(Name of Subject Company)

[redacted]

Meiji Seika Kaisha, Ltd.
Meiji Dairies Corporation

(Translation of Subject Company's Name into English (if applicable))

08070225

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Meiji Seika Kaisha, Ltd.
Meiji Dairies Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Meiji Seika Kaisha, Ltd.
Attn: Michihiro Shigenobu
Director of Personnel & General Affairs Dept.
4-16, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8002, Japan
Tel: + 81-3-3273-3353

PROCESSED
FEB 0 2 2009
THOMSON REUTERS

Meiji Dairies Corporation
Attn: Hideaki Satou
General Manager of General Affairs Department
2-10, Shinsuna 1-chome, Koto-ku, Tokyo, 136-8908, Japan
Tel: + 81-3-5653-0301

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total pages: 271 **pages**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
<u>Number</u>

(1) Securities Registration Statement dated October 29, 2008

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Meiji Seika Kaisha, Ltd. and Meiji Dairies Corporation are each submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI SEIKA KAISHA, LTD.

By: /s/ M. Shigenobu
Name: Michihiro Shigenobu
Title: Director of Personnel & General Affairs Dept.

Date: October 30, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI DAIRIES CORPORATION

By: Hideaki Satou

Name: Hideaki Satou
Title: General Manager of
General Affairs Department

Date: October 30, 2008

Exhibit (1)

SECURITIES REGISTRATION STATEMENT

October 29, 2008

MEIJI HOLDINGS CO., LTD.

THIS ENGLISH TRANSLATION OF THE SECURITIES REGISTRATION STATEMENT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF MEIJI SEIKA KAISHA, LTD. AND MEIJI DAIRIES CORPORATION. WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share transfer involves the securities of foreign companies. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Table of Contents

Appendices

SECURITIES REGISTRATION STATEMENT

【Filing document】	Securities Registration Statement (the "Registration Statement")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	October 29, 2008
【Filing person】	
【Name of filing person】	MEIJI Holdings Kabushiki Kaisha
【Name of filing person (English)】	MEIJI Holdings Co., Ltd.
【Name and title of representatives】	Naotada Sato, President and Representative Director Shigetaro Asano, Executive Vice President and Representative Director
【Location of headquarters】	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo
【Telephone number】	N/A
【Person to contact】	Meiji Seika Kaisha, Ltd. Michihiro Shigenobu, Director of Personnel & General Affairs Department Meiji Dairies Corporation Takashi Hirahara, Director, General Manager, Administration Department
【Contact address】	Meiji Seika Kaisha, Ltd. 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo Meiji Dairies Corporation 2-10, Shinsuna 1-chome, Koto-ku, Tokyo
【Telephone number】	Meiji Seika Kaisha, Ltd. +81-3-3273-3353 Meiji Dairies Corporation +81-3-5653-0307
【Person to contact】	Meiji Seika Kaisha, Ltd. Michihiro Shigenobu, Director of Personnel & General Affairs Department Meiji Dairies Corporation Takashi Hirahara, Director, General Manager, Administration Department
【Type of offered securities subject to registration】	Common Stock
【Amount of offering subject to registration】	254,716,261,246 yen (Note) Because the subscription amount has not been determined as of the filing date of the Registration Statement, the above number is the aggregate sum of shareholders' equity (book value) of Meiji Seika Kaisha, Ltd. ("Meiji Seika") and Meiji Dairies Corporation ("Meiji Dairies") as of the end of the most recent fiscal year (March 31, 2008).
【Location at which a copy of the Securities Registration statement is available to the public】	N/A

Part I. Securities Information

I. Offering Conditions

1. 【Newly-Issued Shares】

Class of Shares	Number of Shares Issued
Common Stock	76,345,254 shares (Notes 1, 2 and 3)

(Notes) 1. The above number is calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer (as defined below). Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number. Because Meiji Seika and Meiji Dairies plan to cancel, to the extent practicable, treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, the number of newly issued shares of MEIJI Holdings Co., Ltd. (Meiji Holdings) to be delivered through the Share Transfer may change.

2. Common stock of MEIJI Holdings will be issued through the share transfer (the "Share Transfer"), which will be conducted pursuant to (i) the resolutions of the respective meetings of the Boards of Directors of Meiji Seika and Meiji Dairies held on September 11, 2008 (at which the Boards approved the share transfer plan (the "Share Transfer Plan") and the conclusion of the integration agreement (the "Integration Agreement") and proposed the same as agenda items for the general meeting of shareholders of each company), and (ii) the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective extraordinary general meetings of shareholders of Meiji Seika and Meiji Dairies to be held on November 26, 2008.

3. Meiji Seika and Meiji Dairies intend to apply to the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange") to list common stock of MEIJI Holdings.

2. 【Method of Offering】

Offering shall be made through the Share Transfer. (Notes 1 and 2)

(Notes) 1. Common stock of MEIJI Holdings will be issued to the shareholders of Meiji Seika and Meiji Dairies listed or recorded on the respective final shareholders' registers or beneficial shareholders' registers on the day immediately preceding the date of incorporation of MEIJI Holdings. MEIJI Holdings will allocate and deliver 0.1 shares of its common stock in exchange for one share of common stock of Meiji Seika and 0.117 shares of its common stock in exchange for one share of common stock of Meiji Dairies. The issue price for each shareholder is the aggregate issue price divided by the number of shares issued, among which the amount credited to capital is the aggregate amount of capitalized surplus divided by the number of shares issued. Although the aggregate issue price has not been determined as of the date of the filing of this Registration Statement, the aggregate sum of the respective amounts of shareholders equity (book value) of Meiji Seika and Meiji Dairies as of the end of the most recent fiscal year (March 31, 2008) is

254,716,261,246 yen, and 30,000,000,000 yen of the aggregate issue price will be credited to capital.

2. MEIJI Holdings is currently applying to be listed on the Tokyo Stock Exchange pursuant to procedures set forth in Rule 201(2) of the Securities Listing Regulations of the Tokyo Stock Exchange (the "Listing Regulations"), and the shares of MEIJI Holdings are expected to be listed on the Tokyo Stock Exchange through a 'technical listing' (Rules 2(73) and 208 of the Listing Regulations) as of April 1, 2009. Technical listing is a system by which, when a listed company is dissolved by merging with an unlisted company or becomes a wholly-owned subsidiary of an unlisted company through a share exchange or share transfer, the shares and other securities which are issued by such unlisted company may be promptly listed pursuant to confirmation of compliance with the liquidity criteria stipulated in the Listing Regulations; provided, however, that only those companies which have made a listing application within 6 months from the effective date of the relevant transaction are eligible (Regulation 216(1) of the Enforcement Regulations of the Securities Listing Regulations of the Tokyo Stock Exchange).

3. 【Conditions of Offering】

(1) Tender Method

a. Offering through bid

N/A

b. Offering through method other than bid

N/A

(2) Bookbuilding Method

N/A

a. Location at which applications will be handled

N/A

b. Location at which subscription will be handled

N/A

4. 【Underwriting of Shares】

N/A

5. 【Use of Proceeds from Issuance of New Shares】

(1) Amount of Proceeds from Issuance of New Shares

N/A

(2) Use of Proceeds

N/A

II. <u>Conditions of Sale</u>

N/A

【Significant Matters to be Noted with Respect to Offering or Sale】

Listing on the Tokyo Stock Exchange

MEIJI Holdings intends to list its newly issued common stock referred to above in "1. Offering Conditions" on the Tokyo Stock Exchange in accordance with the 'technical listing' method described above in Note 2 of "(2) Method of Offering" of "I. Offering Conditions".

III. Miscellaneous

N/A

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)

I. Summary of Organizational Restructuring (Tender Offer)

1. 【Purpose of Organizational Restructuring】

1. Purpose and Reason of Management Integration

The Japanese food industry contributed to enriching the diet of the people of Japan, which has weathered periods of both turbulence following World War II and economic boom, through the improvement of food materials, processing technology innovations, and the continuous enhancement and improvement of product development capabilities. Meiji Seika (established in 1916) and Meiji Dairies (established in 1917) both originated from the former Meiji Sugar Manufacturing Co., Ltd., and have each developed into leading food products manufacturers in Japan, having enjoyed the trust and support of customers throughout a history spanning more than 90 years. While Meiji Seika has expanded its business domains from confectionery and food products to pharmaceuticals and has developed into a unique "food and pharmaceutical" company offering products and services under the keywords of "Good Taste and Fun", "Health" and "Reliability", Meiji Dairies has developed into a "comprehensive dairy" company providing "Delicious taste", "Health" and "Nutrition" centering around milk and milk-oriented technology and product development capabilities.

In recent years, the companies in the Japanese food industry have needed to be more competitive as a result of factors such as the expected mid- to long-term reduction in market size due to population decline and the aging society, sharp rises in global raw material prices, and intensification of competition among companies in the matured market. Meanwhile, rapidly changing lifestyles and values require companies to strengthen product development and marketing which precisely capture "diversification of eating habits", "enhanced awareness of health", "heightening awareness in food safety" and other consumer needs, and to seize growth opportunities through the creation of new demand.

In addition to the historically amicable relationship between Meiji Seika and Meiji Dairies, the two companies have recently been conducting joint product development and other initiatives, and establishing a cooperative relationship. Recently, based on the understanding of the business environment described above and as a result of discussions concerning the development and promotion of the two companies' cooperative relationship in order to further enhance their respective operating bases and strengthen competitiveness, Meiji Seika and Meiji Dairies reached the conclusion, that it would be best to work towards establishing sustained growth strategies and differentiation strategies by maximizing "brand power", "research and development capabilities", "technology capabilities", "marketing capabilities" and other management resources of both companies through management integration. The two companies, who as leading companies in their respective business domains of confectionery and dairy products have benefited from the strong support and trust of their customers, believe they can capture even greater opportunities for growth by further developing the current cooperative relationship through integrating their management.

Through the management integration by means of the Share Transfer, the newly formed corporate group of Meiji ("MEIJI Group") will become a unique corporate group capable of contributing to people's healthy and pleasant lives in a wide range of areas, from food products such as confectionery and dairy products to pharmaceuticals. In particular, while taking advantage of its existing strengths in the pharmaceutical business, the MEIJI Group will continue to cultivate and develop foundations for new businesses in the "health" business segment, which is expected to grow significantly in light of the "advancing aging society" and "enhanced awareness of health". Then, as one of the world's leading "food and health" corporate groups possessing top brands in many categories and commanding in excess of one trillion yen in sales, the MEIJI Group strives to continue to exponentially improve the value of the MEIJI brand and grow and develop each business by offering the values which both Meiji Seika and Meiji Dairies have pursued ("Good Taste and Fun", "Health and Nutrition", and "High Quality and Reliability") to all generations of customers. Furthermore, the MEIJI Group will strengthen global competitiveness and work towards further sustained growth by providing high value-added products with the integrated strength of both companies, developing business in growing sectors both in Japan and overseas, and strengthening the operating base.

2. Summary of the MEIJI Holdings and Relationship between Companies subject to Organizational Restructuring (Meiji Seika and Meiji Dairies) and MEIJI Holdings

(1) MEIJI Holdings Group

a. Details of MEIJI Holdings

(1) Company Name	MEIJI Holdings Co., Ltd.		
(2) Principal Business	Business management of subsidiaries which engage in manufacturing and selling, etc. of confectionery, milk, processed milk products and pharmaceuticals, etc. and businesses ancillary or related to the foregoing		
(3) Location of Head Office	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo		
(4) Directors, Auditors and Executive Officers (scheduled)	President and Representative Director	Naotada Sato	Current President and Representative Director of Meiji Seika
	Executive Vice President and Representative Director	Shigetaro Asano	Current President and Representative Director of Meiji Dairies
	Director and Executive Officer	Akio Takahashi	Current Senior Executive Vice President and Representative Director of Meiji Seika
	Director and Executive Officer	Tsuyoshi Nagata	Current Senior Managing Director of Meiji Dairies
	Director	Kaname Tanaka	Current Senior Managing Director of Meiji Dairies
	Director	Masahiko Matsuo	Current Director and Executive Vice President of Meiji Seika
	Director	Harunobu Tsukanishi	Current Director and Executive Vice President of Meiji Seika
	Director	Shouichi Ihara	Current Senior Managing Director of Meiji Dairies
	Director (outside)	Hidetoshi Yajima	Current Director (outside) of Meiji Seika
	Director (outside)	Youko Sanuki	Current Auditor (outside) of Meiji Dairies
	Senior Standing Auditor	Kouichirou Kawashima	Current Standing Auditor of Meiji Dairies
	Standing Auditor	Chikao Morishima	Current Standing Auditor of Meiji Seika
	Auditor (outside)	Shoji Miyamoto	Current Auditor (outside) of Meiji Dairies
	Auditor (outside)	Kenichi Yamaguchi	Current Auditor (outside) of Meiji Seika
	Executive Officer	Hideki Takahashi	Current Senior Vice President of Meiji Seika
	Executive Officer	Takashi Hirahara	Current Director of Meiji Dairies

	Executive Officer	Takaaki Yanaka	Current Director of Meiji Dairies
	Executive Officer	Michiro Saza	Current Vice President of Meiji Seika

* MEIJI Holdings plans to adopt an executive officer system in order to realize prompt managerial decision-making and business execution. Executive Officers (scheduled) set forth above may change as a result of further consideration.

(5) Paid-in Capital	30 billion yen
(6) Net Assets (consolidated)	Not yet determined
(7) Total Assets (consolidated)	Not yet determined
(8) Fiscal Year End	March 31

b. Details of MEIJI Holdings Group

MEIJI Holdings, Meiji Seika and Meiji Dairies' relationship is as follows:

Meiji Seika and Meiji Dairies have agreed to establish MEIJI Holdings, a parent company which will hold 100% of the shares of Meiji Seika and Meiji Dairies, as of April 1, 2009 (scheduled) through the Share Transfer, subject to the approval of the respective general meetings of shareholders of both companies.

Name of Company	Address	Paid-in Capital or Capital Contribution (million yen)	Major Businesses	Voting Share Holding Ratio (%)	Officers' Role in other companies		Financial Support	Business Transactions	Lease of Property
					MEIJI Holdings Officers	MEIJI Holdings Employees			
(Consolidated Subsidiaries) Meiji Seika Kaisha, Ltd.	Chuo-ku, Tokyo	28,363	Manufacture, sale and other related activities of confectionery, food products, pharmaceuticals and others	100.0	Not yet determined	Not yet determined	Not yet determined	Not yet determined	Parts of its buildings to be leased
Meiji Dairies Corporation	Koto-ku, Tokyo	33,646	Production and sale, etc. of milk, processed milk products, products for infants and others	100.0	Not yet determined	Not yet determined	Not yet determined	Not yet determined	Not yet determined

After the establishment of MEIJI Holdings through the Share Transfer, Meiji Seika and Meiji Dairies will become wholly-owned subsidiaries of MEIJI Holdings. The business status of Meiji Seika as of the end of the consolidated fiscal year ended March 31, 2008 and of Meiji Dairies as of the end of the consolidated fiscal year ended March 31, 2008 are as follows. Changes made between the end of the most recent fiscal year and the end of the first quarter for the consolidated fiscal year ending March 31, 2009 (June 30, 2008) (provided, however, that those matters to which changes had been made as of September 30, 2008 are stated as of September 30, 2008) are described in "Notes".

Meiji Seika

The Organizational chart is as follows:

【Organizational Chart】


Food & Healthcare Business
Products
Products
Consolidated Subsidiaries
Meiji Food Materia Co., Ltd.,
Zao Shokuhin Kaisha, Ltd.
Meiji Sangyo Co., Ltd.
Azteca Co., Ltd
Shikoku Meiji Co., Ltd.
Meiji Sports Plaza, Ltd.
Laguna Cookie Co., Inc.
Cecilia Confectionery Pte. Ltd.
Meiji Seika (Shanghai) Co., Ltd.
Donan Shokuhin Co., Ltd.
Ronde. Corporation
Meiji Chewing Gum Co., Ltd.
Okayamaken Shokuhin Co., Ltd.
Taiyo Shokuhin Co., Ltd.
D.F. Stauffer Biscuit Co., Inc.
Meiji Seika (Singapore) Pte. Ltd.
Five Stars Dairy Ingredients Pte. Ltd.
Meiji Seika Food Industry (Shanghai) Co., Ltd.
Non-consolidated Subsidiaries
Multi Food International, Ltd.
Meiji-Four Seas Co., Ltd.
Guangzhou Meiji Confectionery Co., Ltd. (and one other company)
Related Companies
Meiji Shokuhin Kaisha, Ltd.
Pokka Corporation *
Thai Meiji Food Co., Ltd. * (and three other companies)
Products and services
Products and services
Pharmaceutical Business
Products
Products
Consolidated Subsidiaries
Kitasato Pharmaceutical Industry Co., Ltd
P.T. Meiji Indonesian Pharmaceutical Industries
Thai Meiji Pharmaceutical Co., Ltd.
Non-consolidated Subsidiaries
Shantou Meiji SEZ Pharmaceuticals Co., Ltd.
Meiji Lukang Pharmaceutical Co., Ltd.
Related Companies
sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. *
Tamura seiyaku K.K. (and one other company)
Products
Customers
Products
Consolidated subsidiaries
Tedec-Meiji Farma S.A.
Mabo Farma S.A.
Products
Investment
Consolidated Subsidiaries
Meiji Seika Europe B.V.
Office Building Leasing Business & Others
Products
Office Building Leasing
Services
Non-consolidated Subsidiaries
Meiji Business Support Co., Ltd.
Services
Information Provision
Subcontracting, Delivery and storage
Related Companies
Nitto Co., Ltd.
Meito Warehouse Co., Ltd.
Miyako Yuso
Transportation Co., Ltd.
Subcontracting, Delivery and storage

* = Equity method affiliates

Related Companies

Name	Address	Paid-in Capital (millions of yen, unless otherwise quoted)	Major Businesses	Percentage of Voting Rights of Subsidiaries, etc.		Details of Relationship				
				Direct Holding (%)	Indirect Holding (%)	Officers' Role in other companies (persons)	Financial Support	Business Transactions	Equipment Lease	Others
(Consolidated Subsidiaries)										
Meiji Food Materia Co., Ltd.	Chuo-ku, Tokyo	300	Sale of sugar, glycated cereal flour and functional material	94.87	—	Concurrent posts: 2 Employment transfer: 3	Nil	Purchase of sugar, a major ingredient of Meiji Seika	Some buildings are leased from Meiji Seika	Nil
Donan Shokuhin Co., Ltd.	Hakodate-shi, Hokkaido	40	Manufacture and sale of confectionery and other food products	100.00	—	Concurrent posts: 1 Secondments: 3	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Some factory sites and buildings are leased from Meiji Seika	Nil
Zao Shokuhin Kaisha, Ltd.	Kaminoyama-shi, Yamagata	10	Manufacture and sale of confectionery and other food products	100.00	—	Concurrent posts: 2 Secondments: 2	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Some factory sites and buildings are leased from Meiji Seika	Nil
Ronde. Corporation	Tsuzuki-ku, Yokohama-shi, Kanagawa	50	Manufacture and sale of confectionery and other food products	100.00	—	Concurrent posts: 1 Secondments: 2	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Some factory sites and buildings are leased from Meiji Seika	Nil
Meiji Sangyo Co., Ltd.	Suzaka-shi, Nagano	50	Manufacture and sale of confectionery and other food products	85.00	15.00	Concurrent posts: 3 Secondments: 1	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Some buildings are leased from Meiji Seika	Nil
Meiji Chewing Gum Co., Ltd.	Kiyosu-shi, Aichi	75	Manufacture and sale of confectionery and other food products	51.00	—	Concurrent posts: 2 Secondments: 2	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Nil	Nil
Azteca Co., Ltd.	Chuo-ku, Tokyo	100	Sale of premium confectionery	100.00	—	Concurrent posts: 2 Secondments: 2	Nil	Commissioned manufacturing and sale of some Azteca's confectionery	Some buildings are leased from Meiji Seika	Nil
Okayamaken Shokuhin Co., Ltd.	Kasaoka-shi, Okayama	50	Manufacture and sale of confectionery and other food products	94.00	6.00	Concurrent posts: 1 Secondments: 3	Nil	Consignment of manufacture of some confectionery, food products and ingredients of Meiji Seika	Nil	Nil
Shikoku Meiji Co., Ltd.	Matsuyama-shi, Ehime	91	Manufacture and sale of confectionery and other food products	98.94	—	Concurrent posts: 2 Secondments: 2	Investment fund	Consignment of manufacture of some confectionery, food products and ingredients of Meiji Seika	Nil	Nil
Taiyo Shokuhin Co., Ltd.	Shimabara-shi, Nagasaki	80	Manufacture and sale of food products	100.00	—	Concurrent posts: 1 Secondments: 2	Nil	Consignment of manufacture of some food products and ingredients of Meiji Seika	Nil	Nil

Name	Address	Paid-in Capital (millions of yen, unless otherwise quoted)	Major Businesses	Percentage of Voting Rights of Subsidiaries, etc.		Details of Relationship				
				Direct Holding (%)	Indirect Holding (%)	Officers' Role in other companies (persons)	Financial Support	Business Transactions	Equipment Lease	Others
Meiji Sports Plaza, Ltd.	Saiwai-ku, Kawasaki-shi, Kanagawa	90	Management of sports club	100.00	—	Concurrent posts: 3 Secondments: 2	Investment fund	Consignment of sale of dietary supplement, etc. of Meiji Seika	Some factory sites and buildings are leased from Meiji Seika	Nil
Kitasato Pharmaceutical Industry Co., Ltd.	Minato-ku, Tokyo	30	Sale of vaccines for medical and veterinary use	60.00	—	Concurrent posts: 1 Secondments: 2 Employment transfers: 1	Nil	Consignment of sale of veterinary pharmaceuticals etc. of Meiji Seika, and purchase of Kitasato's products	Some buildings are leased from Meiji Seika	Nil
Meiji Seika (Singapore) Pte. Ltd.	Singapore	S$ 15,000 thousand	Manufacture and sale of confectionery and ingredients for confectionery	100.00	—	Concurrent posts: 1 Secondments: 3	Nil	Consignment of manufacture of some confectionery and ingredients of Meiji Seika	Nil	Nil
Cecilia Confectionery Pte. Ltd.	Singapore	S$ 1,000	Manufacture and sale of confectionery	—	100.00	Concurrent posts: 2	Nil	Purchase of Cecilia's products	Nil	Nil
Five Stars Dairy Ingredients Pte. Ltd.	Singapore	US$ 5,000 thousand	Manufacture and sale of modified milk powder	—	51.00	Concurrent posts: 2	Nil	Nil	Nil	Nil
D. F. Stauffer Biscuit Co., Inc.	Pennsylvania, U.S.A.	US$ 38,005 thousand	Manufacture and sale of confectionery and other food products	100.00	—	Concurrent posts: 3 Secondments: 2	Investment fund	Purchase of D.F. Stauffer's products	Nil	Nil
Laguna Cookie Co., Inc.	Santa Ana, California, U.S.A.	US$ 20,729 thousand	Manufacture and sale of confectionery and other food products	—	100.00	Concurrent posts: 1 Secondments: 1	Nil	Purchase of Laguna Cookie's products	Nil	Nil
Meiji Seika (Shanghai) Co., Ltd.	Shanghai, China	US$ 18,100 thousand	Sale of confectionery and other food products	100.00	—	Concurrent posts: 5 Secondments: 2	Nil	Purchase of Meiji Seika's products	Nil	Nil
Meiji Seika Food Industry (Shanghai) Co., Ltd.	Shanghai, China	US$ 30,000 thousand	Manufacture and sale of confectionery and other food products	100.00	—	Concurrent posts: 3 Secondments: 2	Investment fund	Purchase of Meiji Seika's semifinished products	Nil	Nil
P.T. Meiji Indonesian Pharmaceutical Industries	Indonesia	Rp. 9,628 million	Manufacture and sale of pharmaceuticals for medical and veterinary use	83.86	—	Concurrent posts: 4 Secondments: 2	Investment fund	Consignment of manufacture of pharmaceuticals of Meiji Seika	Nil	Nil
Thai Meiji Pharmaceutical Co., Ltd.	Bangkok, Thailand	Baht. 297 million	Manufacture and sale of pharmaceuticals for medical and veterinary use	93.53	1.08	Concurrent posts: 3 Secondments: 2	Nil	Consignment of manufacture of pharmaceuticals of Meiji Seika	Nil	Nil
Tedec-Meiji Farma S.A.	Madrid, Spain	€ 2,028 thousand	Manufacture and sale of pharmaceuticals	20.00	60.00	Concurrent posts: 5	Nil	Consignment of manufacture and export of pharmaceuticals of Meiji Seika	Nil	Nil

Name	Address	Paid-in Capital (millions of yen, unless otherwise quoted)	Major Businesses	Percentage of Voting Rights of Subsidiaries, etc.		Details of Relationship				
				Direct Holding (%)	Indirect Holding (%)	Officers' Role in other companies (persons)	Financial Support	Business Transactions	Equipment Lease	Others
Mabo Farma S.A.	Madrid, Spain	€ 300 thousand	Sale of pharmaceuticals	—	100.00	Concurrent posts: 5	Nil	Nil	Nil	Nil
Meiji Seika Europe B.V.	Amsterdam, Holland	€ 25 thousand	Financial and investment business	100.00	—	Concurrent posts: 1	Investment fund	Nil	Nil	Nil
(Related Companies with Equity Method)										
Pokka Corporation	Naka-ku, Nagoya-shi, Aichi	2,300	Manufacture and sale, and purchase and sale of beverage and food products	22.12	—	Secondments: 1	Nil	Nil	Nil	Nil
sanofi-aventis-Meiji Pharmaceuticals Co., Ltd.	Shinjuku-ku, Tokyo	10	Manufacture and sale of pharmaceuticals	49.00	—	Concurrent posts: 5	Nil	Commissioned manufacturing of sanofi-aventis-Meiji's pharmaceuticals, and purchase of its products	Nil	Nil
Thai Meiji Food Co., Ltd.	Bangkok, Thailand	Baht. 100 million	Manufacture and sale of confectionery	—	50.00	Concurrent posts: 3 Secondments: 1	Nil	Purchase of Meiji Seika's products	Nil	Nil

(Notes) 1. Cecilia Confectionery Pte. Ltd. is undergoing liquidation proceedings as of September 30, 2008.

2. D.F. Stauffer Biscuit Co., Inc. and Meiji Seika Food Industry (Shanghai) Co., Ltd. are specified subsidiaries (*tokutei kogaisha*).

3. Because some of the warrants issued by Pokka Corporation were exercised on April 17, 2008, "Paid-in Capital" of the company became 2,350 million yen and "Direct Holding" in "Percentage of Voting Rights of Subsidiaries, etc." became 21.65%.

4. Sales of Meiji Food Materia Co., Ltd. (excluding internal sales among consolidated companies) exceeds 10% of consolidated sales of Meiji Seika.

Selected Financial Information (millions of yen)

(1) Sales	60,269
(2) Ordinary Profit	634
(3) Net Income	370
(4) Net Assets	2,747
(5) Total Assets	8,124

5. During the first quarter of the consolidated fiscal year ending March 2009 (from April 1, 2008 to June 30, 2008), the following companies became consolidated subsidiaries.

Name	Address	Paid-in Capital (millions of yen, unless otherwise quoted)	Major Businesses	Percentage of Voting Rights of Subsidiaries, etc.		Details of Relationship				
				Direct Holding (%)	Indirect Holding (%)	Officers' Role in other companies (persons)	Financial Support	Business Transactions	Equipment Lease	Others
(Consolidated Subsidiaries)										
Meiji Lukang Pharmaceutical Co., Ltd.	Jining, China	US$ 24,000 thousand	Manufacture and sale of pharmaceuticals	52.08	—	Concurrent posts: 5	Nil	Consignment of manufacture of pharmaceuticals of Meiji Seika	Nil	Nil
Meiji Business Support Co., Ltd.	Chuo-ku, Tokyo	20	Clerical work and provision of training on commission, and insurance agency business	100.00	—	Concurrent posts: 1 Secondments: 3	Nil	Partial consignment of clerical work, etc. of Meiji Seika	Some buildings are leased from Meiji Seika	Nil

6. In order to reflect the actual condition of the business contents more clearly, effective from the first quarter of the consolidated fiscal year ending March 31, 2009, the segment in which Meiji Seika Europe B.V., a consolidated subsidiary of Meiji Seika, is included has been changed from "Office Building Leasing Business" to "Pharmaceutical Business".

Meiji Dairies

The Organizational chart is as follows:

【Organizational Chart】



Manufacture and sale of milk, dairy products, ice cream and other foods
Consolidated Subsidiaries
Shikoku Meiji Dairy Products Co , Ltd
Osaka Hosho Milk Products Co , Ltd.
Tokai Meiji Co , Ltd
Meiji Oils and Fats Co , Ltd.
Nihon Kanzume, Co , Ltd.
Non-consolidated Subsidiaries
NCP Co , Ltd.
Guangdong M&F-Yatang Dairy Products Co , Ltd
Meiji Rice Delica Corporation
Kantou Seiraku Co , Ltd.
Gunma Federation of Milk Processors Co-operatives
Non-consolidated Subsidiaries with Equity-method
Chiba Meiji Milk Products Co , Ltd
Pampy Foods Incorporation
Affiliated Companies with Equity-method
Okinawa Meiji Milk Products Co , Ltd
Affiliated Companies
Tochigi Meiji Milk Products Co , Ltd.
CP-MEIJI Co , Ltd
Nihon Milk Products Trading Co , Ltd
NC Foods Co , Ltd
Livestock Business
Consolidated Subsidiaries
Meiji Kenko Ham Co , Ltd.
Asahi Broiler Co , Ltd.
Feed Business
Consolidated Subsidiaries
Meiji Feed Co , Ltd.
Non-consolidated Subsidiaries
Shin-Hokkaido Feed Co , Ltd
Affiliated Companies
Kushiro Feed Co , Ltd
Distribution Service
Consolidated Subsidiaries
Kantora Logistics Co , Ltd
Tokyo Milk Transportation Co , Ltd
K C S Co , Ltd
Non-consolidated Subsidiaries
Fresh Logistics Co , Ltd.
Keihanshin Distribution Co , Ltd.
Meiyu Transportation Co , Ltd.
Sanko Transportation Co , Ltd.
Kantora Distribution Service Co., Ltd.
Ryogoku Logistics Co , Ltd.
Food Express Tokai Co , Ltd.
Kenko Express Co., Ltd.
Meihan Distribution Co , Ltd.
Meihan Logistics Co., Ltd.
Tonyu Distribution Service Co , Ltd
Others
Consolidated Subsidiaries
Fresh Network Systems Co , Ltd
Ohkura Pharmaceutical Co., Ltd.
Meiji Techno-Service Inc
Nice Day Co , Ltd.
Non-consolidated Subsidiaries
Meiji-Dairy Australasia Pty Ltd
MFD HOLDING Co , Ltd
Shanghai Meiji Health Pharmaceuticals Corp , Ltd.
Meiji-Dairy Products (Shanghai) Co , Ltd.
Meiji Restaurant Systems Co , Ltd
Publicity Co , Ltd
Affiliated Companies
Meiji Palor Co , Ltd
Products
Products
Food Business
Service/ Other Businesses
Meiji Dairies Corporation
Products
Sale of milk, dairy products, ice cream and other foods
Consolidated Subsidiaries
Tokyo Meihan Co., Ltd.
Hokkaido Meihan Co., Ltd.
Tohoku Meihan Co., Ltd.
Tokyo Meiji Foods Co , Ltd
Chubu Meihan Co , Ltd.
Kanazawa Meihan Co , Ltd.
Kinki Meihan Co., Ltd.
Chugoku Meihan Co , Ltd.
Kyushu Meinyu Hanbai Co , Ltd
Non-consolidated Subsidiaries
Meiji Beverage Co , Ltd.
Meiji-Dairy Products Hong Kong Ltd
Meiji Marine Delica Co , Ltd
Meiji Milk Trading (Shanghai) Co , Ltd
Sumco Foods Co , Ltd
Products
Products
Products
Products
Customers

Related Companies

Name	Address	Paid-in Capital (millions of yen)	Major Businesses	Percentage of Voting Rights (%)	Relationships
(Consolidated Subsidiaries)					
Meiji Feed Co., Ltd.	Sumida-ku, Tokyo	480	Services and others	100.00	The company sells feed stuff to other subsidiaries. The company leases offices from Meiji Dairies.
Nihon Kanzume Co., Ltd.	Memuro-cho, Kasai-gun, Hokkaido	314	Foods	67.94 (7.12)	The company sells agricultural food products to Meiji Dairies.
Meiji Oils and Fats Co., Ltd.	Amagasaki-shi, Hyogo	38	Foods	100.00	The company sells margarine, etc. to Meiji Dairies.
Fresh Network Systems Co., Ltd. (Note 5)	Sumida-ku, Tokyo	4,604	Services and others	94.67 (0.09)	The company holds and engages in overall management of shares of sales and transportation companies. The company leases offices from Meiji Dairies.
Tokyo Milk Transportation Co., Ltd.	Sumida-ku, Tokyo	98	Services and others	94.67 (94.67)	The company delivers Meiji Dairies' products. The company leases offices from Meiji Dairies.
Kantora Logistics Co., Ltd.	Yao-shi, Osaka	396	Services and others	94.67 (94.67)	The company delivers Meiji Dairies' products. The company leases offices from other subsidiaries.
Hokkaido Meihan Co., Ltd.	Higashi-ku, Sapporo-shi, Hokkaido	90	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Tohoku Meihan Co., Ltd.	Izumi-ku, Sendai-shi, Miyagi	400	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Tokyo Meihan Co., Ltd.	Sumida-ku, Tokyo	495	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Tokyo Meiji Foods Co., Ltd.	Toda-shi, Saitama	400	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Chubu Meihan Co., Ltd.	Mizuho-ku, Nagoya-shi, Aichi	379	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Kanazawa Meihan Co., Ltd.	Nonoichi-machi, Ishikawa-gun, Ishikawa	65	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Kinki Meihan Co., Ltd.	Takatsuki-shi, Osaka	490	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company rents offices owned by Meiji Dairies.
Chugoku Meihan Co., Ltd.	Asaminami-ku, Hiroshima-shi, Hiroshima	490	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company rents offices owned by Meiji Dairies.
Kyushu Meinyu Hanbai Co., Ltd.	Hakata-ku, Fukuoka-shi, Fukuoka	445	Foods	94.67 (94.67)	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases offices from Meiji Dairies.
Asahi Broiler Co., Ltd.	Sumida-ku, Tokyo	150	Foods	70.00	The company sells livestock food products to Meiji Dairies. The company leases offices from Meiji Dairies.
Meiji Kenko Ham Co., Ltd.	Shinagawa-ku, Tokyo	100	Foods	88.07	The company sells livestock food products to Meiji Dairies. The company leases land and buildings from other subsidiaries. The company borrows funds from Meiji Dairies.
Osaka Hosho Milk Products Co., Ltd.	Hirakata-shi, Osaka	473	Foods	100.00	The company purchases milk and dairy products, etc. from Meiji Dairies.
Shikoku Meiji Dairy Products Co., Ltd.	Mitoyo-shi, Kagawa	480	Foods	100.00	The company purchases milk and dairy products, etc. from Meiji Dairies.
Tokai Meiji Co., Ltd.	Fukuroi-shi, Shizuoka	74	Foods	99.17 (2.01)	The company purchases milk and dairy products, etc. from Meiji Dairies.

Name	Address	Paid-in Capital (millions of yen)	Major Businesses	Percentage of Voting Rights (%)	Relationships
K.C.S. Co., Ltd.	Nishinomiya-shi, Hyogo	80	Services and others	100.00	The company purchases milk and dairy products, etc. from Meiji Dairies. The company leases land and buildings from Meiji Dairies.
Ohkura Pharmaceutical Co., Ltd.	Minami-ku, Kyoto	72	Services and others	100.00	The company sells pharmaceuticals to Meiji Dairies. The company leases factory buildings from Meiji Dairies.
Meiji Techno-Service Inc.	Koto-ku, Tokyo	30	Services and others	100.00	The company provides designing and machine technology services to Meiji Dairies and other subsidiaries.
Nice Day Co., Ltd.	Sumida-ku, Tokyo	25	Services and others	100.00	The company leases to Meiji Dairies and other subsidiaries. The company leases offices from Meiji Dairies, and leases land and buildings to other subsidiaries.
(Non-consolidated Subsidiaries with Equity Method)					
Chiba Meiji Milk Products Co., Ltd.	Wakaba-ku, Chiba	47	Foods	99.56 (4.14)	The company purchases milk and dairy products, etc. from Meiji Dairies.
Pampy Foods Incorporation	Kodaira-shi, Tokyo	99	Foods	79.96	The company sells food and beverages, etc. to Meiji Dairies.
(Equity Method Affiliates)					
Okinawa Meiji Milk Products Co., Ltd.	Urasoe-shi, Okinawa	91	Foods	50.00	The company sells food and beverages, etc. to Meiji Dairies.

(Notes) 1. Names of the business segments are written in "Major Businesses" section above.

2. Figures in brackets under "Percentage of Voting Rights" represent an indirect shareholding.

3. None of the companies listed above have submitted a Securities Registration Statement or Annual Securities Reports.

4. Officers of all the companies above also hold other posts in another company.

5. Fresh Network Systems Co., Ltd. is a specified subsidiary (*tokutei kogaisha*).

6. Tokyo Milk Transportation Co., Ltd., a consolidated subsidiary, merged with Kantora Logistics Co., Ltd., a consolidated subsidiary, as of April 1, 2008 and changed its company name to Meiji Logitech Co., Ltd.

(2) Relationship between Companies subject to Organizational Restructuring (Meiji Seika and Meiji Dairies) and MEIJI Group

a. Capital Relationship

Through the Share Transfer, Meiji Seika and Meiji Dairies will become wholly-owned subsidiaries of MEIJI Holdings. Please refer to "b. Details of MEIJI Group" of "(1) MEIJI Group" above.

b. Officers who Hold Posts in Other Companies

For information pertaining to additional roles of Officers of Meiji Seika and Meiji Dairies, both of which will become wholly-owned subsidiaries of MEIJI Holdings, please refer to "a. Details of MEIJI Holdings" of "(1) MEIJI Group" above.

c. Transactional Relationship

For information pertaining to the transactional relationship between Meiji Seika and Meiji Dairies, both of which will become wholly-owned subsidiaries of MEIJI Holdings, and related companies, please refer to "b. Details of MEIJI Group" of "(1) MEIJI Group" above.

2. 【Outline of Concerned Parties of the Organizational Restructuring】

N/A

3. 【Contracts regarding the Organizational Restructuring】

1. Outline of the Share Transfer Plan

Subject to the approval of the respective general meetings of shareholders of Meiji Seika and Meiji Dairies, pursuant to the Integration Agreement and the management integration of the two companies, Meiji Seika and Meiji Dairies developed the Share Transfer Plan at their respective meetings of the Board of Directors held on September 11, 2008, pursuant to which MEIJI Holdings will be established and become the parent company holding 100% of the shares of Meiji Seika and Meiji Dairies through the Share Transfer, with April 1, 2009 (scheduled) as the target date for completion of the plan.

Pursuant to the Share Transfer Plan, MEIJI Holdings will allocate and deliver 0.1 shares of its common stock per share of common stock of Meiji Seika and 0.117 shares of its common stock per share of common stock of Meiji Dairies. Shareholders' approval of the Share Transfer Plan and resolutions with respect to matters necessary for the Share Transfer will be sought at the extraordinary general meetings of shareholders of Meiji Seika and Meiji Dairies, both of which will be held on November 26, 2008. Other than the above, the Share Transfer Plan defines the company name, location of head office, officers, amount of capital and reserves, listing of shares, administrator of shareholders' register, distribution of surplus of MEIJI Holdings, among others (For details, please refer to "2. Contents of the Share Transfer Plan" below.

2. Contents of the Share Transfer Plan

<u>Share Transfer Plan</u>
(Reference translation of original document)

Meiji Seika Kaisha, Ltd. ("Meiji Seika") and Meiji Dairies Corporation ("Meiji Dairies") have reached an agreement to effect a joint share transfer and accordingly, Meiji Seika and Meiji Dairies have prepared a plan for the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Meiji Seika and Meiji Dairies shall transfer all issued and outstanding shares of Meiji Seika and Meiji Dairies to their new parent company (MEIJI Holdings Co., Ltd., hereinafter referred to as "MEIJI Holdings"), on the Date of Incorporation (as defined in Article 6 below) (the "Share Transfer").

Article 2 (Purpose, Trade Name, Location of Head Office, Total Number of Authorized Shares and other Matters to be Stipulated in the Articles of Incorporation of MEIJI Holdings)

1. The purpose, trade name, location of head office and total number of authorized shares of MEIJI Holdings shall be as follows:

    (1) Purpose
    The purpose of MEIJI Holdings shall be as set forth in Article 2 of Attachment 1, "Articles of Incorporation of MEIJI Holdings Co., Ltd." attached herewith.

(2) Trade Name

MEIJI Holdings shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd."

(3) Location of Head Office
The location of the head office of MEIJI Holdings shall be 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo.

(4) Total Number of Authorized Shares
The total number of MEIJI Holdings' authorized shares shall be 280 million shares.

2. In addition to the matters described in the preceding paragraph, matters to be stipulated in the Articles of Incorporation of MEIJI Holdings shall be as set forth in the Articles of Incorporation of MEIJI Holdings Co., Ltd., Attachment 1 (provided, however, that if the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc.(Law No. 88 of 2004) is yet to be implemented on the Date of Incorporation, the Articles of Incorporation in Attachment 1 shall include those amendments set forth in Attachment 2 attached herewith).

Article 3 (Names of Directors, Auditors and Accounting Auditor of MEIJI Holdings at the time of Incorporation)

(1) The following persons shall be directors of MEIJI Holdings at the time of Incorporation:
Naotada Sato
Shigetaro Asano
Akio Takahashi
Tsuyoshi Nagata
Kaname Tanaka
Masahiko Matsuo
Harunobu Tsukanishi
Shouichi Ihara
Hidetoshi Yajima (Outside Director)
Youko Sanuki (Outside Director)

(2) The following persons shall be auditors of MEIJI Holdings at the time of Incorporation:
Kouichirou Kawashima
Chikao Morishima
Shoji Miyamoto (Outside Auditor)
Kenichi Yamaguchi (Outside Auditor)

(3) The following entity shall be the accounting auditor of MEIJI Holdings at the time of Incorporation:
The Fuji Accounting Office

Article 4 (Shares to be issued by MEIJI Holdings in the Share Transfer and Allocation of Such Shares)

1. In the Share Transfer, MEIJI Holdings shall deliver to the shareholders of Meiji Seika and Meiji Dairies (including beneficial shareholders, if any, the same shall apply hereinafter), in exchange for the shares of Meiji Seika or Meiji Dairies that such shareholders hold, shares of common stock of MEIJI Holdings in an amount equal to (i) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Seika as of the day preceding the Date of Incorporation by 0.1, and (ii) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Dairies as of the day preceding the Date of Incorporation by 0.117.

If the number of MEIJI Holdings shares reached in the calculations set forth in (i) or (ii) above includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act of Japan (the "Companies Act") and other relevant laws and regulations.

2. MEIJI Holdings shall allocate the shares described in the preceding paragraph to the shareholders of Meiji Seika and Meiji Dairies listed or recorded on the respective final shareholders' registers (including beneficial shareholders' registers, if any, the same shall apply hereinafter) as of the day preceding the Date of Incorporation (provided that Meiji Seika or Meiji Dairies, respectively, shall be deemed to be the listed or recorded shareholder with respect to shares of any shareholder of Meiji Seika or Meiji Dairies who has exercised his or her appraisal rights pursuant to Article 806 of the Companies Act) as follows:

   (1) 0.1 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Seika

   (2) 0.117 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Dairies

   If the number of MEIJI Holdings shares to be delivered to shareholders of Meiji Seika or Meiji Dairies in the Share Transfer includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 5 (Paid-in Capital and Reserve)

The amount of paid-in capital and reserve of MEIJI Holdings on the Date of Incorporation shall be as follows:

(1) Paid-in Capital: 30 billion yen

(2) Capital Reserve: 7.5 billion yen

(3) Earned Reserve: 0 yen

Article 6 (Date of Incorporation)

The date of incorporation of MEIJI Holdings (the "Date of Incorporation") shall be April 1, 2009. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the Date of Incorporation.

Article 7 (General Meeting of Shareholders to Approve the Share Transfer Plan)

1. Meiji Seika shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.

2. Meiji Dairies shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.

3. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the date of the general meeting of shareholders described in the preceding two paragraphs.

Article 8 (Listing of Shares of MEIJI Holdings and Share Registration Agent of MEIJI Holdings)

1. MEIJI Holdings plans to list its shares of common stock on the Tokyo Stock Exchange on the Date of Incorporation.

2. The Share Registration Agent of MEIJI Holdings shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 9 (Distribution of Surplus)

1. Meiji Seika may distribute up to 3.50 yen per share from its surplus to the shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.

2. Meiji Seika may distribute up to 3.50 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.

3. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.

4. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.

5. Except for the distributions set forth in the preceding four paragraphs, during the period following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall not approve any distribution of surplus with a record date on or prior to the Date of Incorporation.

Article 10 (Management of Company Assets and Related Matters)

Following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall each carry on their respective businesses and carry out the management and operation of their respective assets with the due care required of a good manager. Any action that either Meiji Seika or Meiji Dairies desires to take that would have a material effect on the assets or rights and obligations of either party shall, unless otherwise stipulated in the Share Transfer Plan, be carried out by such party after consulting with, and obtaining the consent of, the other party.

Article 11 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall become void if (i) the Share Transfer Plan or resolutions pertaining to matters necessary to consummate the Share Transfer are not approved by the shareholders of either Meiji Seika or Meiji Dairies at the general meeting of shareholders set forth in Article 7 above, or (ii) the integration agreement concerning the Share Transfer between Meiji Seika and Meiji Dairies dated September 11, 2008 is terminated.

Article 12 (Change of Conditions to, or Cancellation of, the Share Transfer)

Meiji Seika and Meiji Dairies may agree to change the conditions of the Share Transfer and any other content of the Share Transfer Plan, or cancel the Share Transfer, in the event following the preparation of the Share Transfer Plan and until the Date of Incorporation that (i) a material change in the financial or management condition of either Meiji Seika or Meiji Dairies occurs, (ii) circumstances constituting a material impediment to the implementation of the Share Transfer occur or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain.

Article 13 (Matters to be Discussed)

In addition to matters provided for in the Share Transfer Plan, matters not stipulated in the Share Transfer Plan and any other matter necessary to implement the Share Transfer shall be discussed and determined by Meiji Seika and Meiji Dairies, in accordance with the purpose of the Share Transfer Plan.

(Attachment 1)

ARTICLES OF INCORPORATION OF MEIJI HOLDINGS CO., LTD.

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd." (the "Company").

Article 2 (Purpose)

The purposes of the Company shall be (i) to control and manage the business activities of companies which engage in the following businesses, as well as foreign companies which engage in the business equivalent to the following businesses, by holding shares or equity of such companies, and (ii) to engage in the following business:

(1) Manufacture and sale of confectionery, milk, processed milk products, functional food products, frozen food, staple foods, processed agricultural/meat/fish products, sugar, oil and processed oil goods, seasonings, alcoholic beverages, soft drinks, other food products and their raw materials;

(2) Manufacture and sale of pharmaceuticals, veterinary pharmaceuticals, quasi-drugs, agricultural chemicals, fertilizer, livestock feed, industrial chemicals, cosmetics and other chemical products;

(3) Manufacture, sale and maintenance of electrical machinery and tools for food processing, medical equipment and related materials, laboratory machinery and equipment, power machinery, measuring instruments and pollution control facilities;

(4) Breeding, providing medical care, farming and sale of farm animals, domestic chickens, fish and seaweeds, as well as manufacture and sale of agricultural products;

(5) Operation of restaurants, sports and recreation facilities, parking lots and car washes, cultural centers, as well as sale of cooking equipment, exercise machines, sporting goods, books, electronic copyrighted work, apparel and other general merchandise;

(6) Manufacture and sale of wrapping and packaging material;

(7) Manufacture and sale of childcare items and toys;

(8) Export and import business, agency business and intermediary business for the products described in each paragraph above;

(9) Nutrition consulting service;

(10) Management consulting service;

(11) Advertising agency business;

(12) Sale of life insurance, agency business for property and casualty insurance and for insurance based on the Automobile Liability Security Law of Japan;

(13) Sale, purchase, leasing and management of real estate, development and sale of residential land and land for industrial use and agency and intermediary business thereof;

(14) Warehousing, trucking and freight business;

(15) Building and construction business;

(16) Information and communication/data processing/information providing services, and development, manufacture and sale of software and equipment related to these services;

(17) Clinical testing business;

(18) Food composition analysis, testing of food, soil, water and others for residual agricultural chemicals, etc. and agency and intermediary businesses thereof;

(19) Staffing service;

(20) Comprehensive leasing service and financing business;

(21) Licensing and transfer of industrial property rights and technological knowledge; and

(22) Businesses related or ancillary to each of the above.

Article 3 (Location of Head Office)

The head office of the Company shall be located in Chuo-ku, Tokyo.

Article 4 (Organizations)

In addition to general meeting of shareholders and directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Auditors

(3) Board of Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The Company shall make its public notices electronically; provided that it shall provide notice in the *Nihon Keizai Shimbun* in the event that the Company is unable to use the electronic method due to an accident or other compelling reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Authorized Shares)

The Company's total number of authorized shares shall be two hundred eighty million (280,000,000) shares.

Article 7 (Acquisition of Own Shares by Resolution of the Board of Directors)

The Company may, pursuant to Article 165, Paragraph 2 of the Companies Act of Japan (the "Companies Act"), acquire its own shares by resolution of its Board of Directors.

Article 8 (Number of Shares Constituting One Unit of Shares)

The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Companies Act;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights in accordance with the number of shares held by the shareholder; and

(4) The right to make a request as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

1. A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares already held by such shareholder.

2. The Company may deny any requests made by shareholders as provided for in the preceding paragraph in the event that the Company does not hold the relevant number of shares to sell pursuant to such request.

Article 11 (Share Registration Agent)

1. The Company shall retain a share registration agent.

2. The share registration agent to be retained and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.

3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12 (Share Handling Regulations)

Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 13 (Record Date)

The Company may, whenever necessary, upon giving prior public notice on a certain date to be determined by the Company, deem the shareholders or the registered pledgees of shares listed or recorded on the final shareholders' register as of such date as those shareholders or registered pledgees of shares who are entitled to exercise their rights; provided that, if such date and the details of the rights which may be exercised are stipulated in these Articles of Incorporation, such public notice shall not be required.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 14 (Convocation of General Meeting of Shareholders)

The ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened as necessary.

Article 15 (Record Date for Ordinary General Meeting of Shareholders)

The Company shall deem the shareholders who hold voting rights and are listed or recorded on the final shareholders' register as of March 31 of each year as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for that fiscal year.

Article 16 (Convener and Chairman of General Meeting of Shareholders)

1. The general meeting of shareholders shall be convened and chaired by the Representative Director who is President.

2. In the event that the Representative Director who is President is unable to convene and chair the Meeting, one of the other directors shall take his or her place in accordance with the order predetermined by the Board of Directors.

Article 17 (Deemed Provision to Shareholders of Reference Documents for General Meeting of Shareholders, etc. through Internet Disclosure)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of accounts to have been provided to the shareholders by disclosing such information through the Internet pursuant to the Ministry Ordinance of the Ministry of Justice.

Article 18 (Method of Resolution)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders who are present at the meeting and entitled to exercise their voting rights.

2. Resolutions of general meetings of shareholders set forth in Article 309, Paragraph 2 of the Companies Act shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are present at the meeting and entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 19 (Voting by Proxy)

1. A shareholder may exercise his or her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his or her voting rights.

2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each general meeting of shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 20 (Number of Directors)

The number of directors of the Company shall be no more than fifteen (15).

Article 21 (Election of Directors)

1. Directors shall be elected at a general meeting of shareholders.

2. A resolution to elect directors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.

3. Cumulative voting shall not be used for election of directors.

Article 22 (Term of Office of Directors)

The term of office of directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election. The term of office of a director elected to fill a vacancy of another Director or due to an increase in the number of directors shall be the same as the remaining term of the other directors then in office.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect representative director(s).
2. The Board of Directors may by its resolution elect several directors with titles.

Article 24 (Convocation Notice for the Meeting of the Board of Directors)

1. The convocation notice for the meeting of the Board of Directors shall be dispatched to each director and auditor at least five (5) days prior to the date of the meeting; provided that such period may be shortened in the case of urgency.
2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the directors and auditors is obtained.

Article 25 (Resolutions of the Board of Directors)

Resolutions of the Board of Directors shall be adopted by a majority vote of the directors who are present at the meeting at which a majority of directors are present.

Article 26 (Omission of Resolutions of the Board of Directors)

When the requirements set forth in Article 370 of the Companies Act are satisfied, the Company shall deem that approval of the Board of Directors has been obtained.

Article 27 (Regulations of the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and regulations or the Articles of Incorporation.

Article 28 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by directors from the Company as compensation for undertaking their functions (collectively "Remuneration, etc.") shall be determined at a general meeting of shareholders.

5. Article 29 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its directors (including persons who have previously served as the Company's director) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.
2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside directors to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER V. AUDITORS AND THE BOARD OF AUDITORS

Article 30 (Number of Auditors)

The number of auditors of the Company shall be no more than six (6).

Article 31 (Election of Auditors)

1. Auditors shall be elected at a general meeting of shareholders.

2. A resolution to elect auditors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.

Article 32 (Term of Office of Auditors)

1. The term of office of auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after election.

2. The term of office of an auditor elected to fill a vacancy of another auditor, who has retired before the expiration of such auditor's term of office, shall be until the expiration of the term of office of such predecessor.

Article 33 (Standing Auditor(s))

The Board of Auditors shall by its resolution elect standing auditor(s).

Article 34 (Convocation Notice for the Meeting of the Board of Auditors)

1. The convocation notice for the meeting of the Board of Auditors shall be dispatched to each auditor at least five (5) days prior to the date of the meeting; provided that such period may be shortened in the case of urgency.

2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the auditors is obtained.

Article 35 (Resolutions of the Board of Auditors)

Resolutions of the Board of Auditors shall, unless otherwise provided for by laws and regulations, be adopted by a majority vote of the auditors.

Article 36 (Regulations of the Board of Auditors)

Matters concerning the Board of Auditors shall be governed by the Regulations of the Board of Auditors to be prescribed by the Board of Auditors in addition to laws and regulations or the Articles of Incorporation.

Article 37 (Remuneration, etc. of Auditors)

Remuneration, etc. of auditors shall be determined at a general meeting of shareholders.

Article 38 (Exemption of Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its auditors (including persons who have previously served as the Company's auditor) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside auditors to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VI. ACCOUNTING AUDITOR

Article 39 (Election of Accounting Auditor)

The accounting auditor shall be elected at a general meeting of shareholders.

Article 40 (Term of Office of Accounting Auditor)

1. The term of office of the accounting auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election.
2. Unless otherwise resolved at an ordinary general meeting of shareholders, the accounting auditor shall be deemed to have been reelected at such ordinary general meeting of shareholders.

Article 41 (Remuneration, etc. of Accounting Auditor)

Remuneration, etc. of the accounting auditor shall be determined by the Representative Directors upon consent of the Board of Auditors.

Article 42 (Exemption of Accounting Auditor's Liabilities)

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its accounting auditor to limit its liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 43 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 44 (Organ to Determine Distribution of Retained Earnings, etc.)

1. Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution and without a resolution of the general meeting of shareholders, determine matters, such as the distribution of surplus, which are provided in each item of Article 459, Paragraph 1 of the Companies Act.
2. Notwithstanding the provisions of the preceding paragraph, the Company may, by resolution of the Board of Directors, distribute interim dividends (distribution of surplus as set forth in Article 454, Paragraph 5 of the Companies Act).

Article 45 (Record Date for Distribution of Surplus)

1. The record date for the distribution of year-end dividend of the Company shall be March 31 of each year.
2. The record date for the distribution of interim dividends of the Company shall be September 30 of each year.
3. In addition to the dividends set forth in the preceding two paragraphs, the Company may set a record date and distribute retained earnings.

Article 46 (Expiration for Dividend Payment)

1. If the cash to be distributed as dividends is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on unpaid dividends.

SUPPLEMENTARY PROVISIONS

1. (First Fiscal Year)

Notwithstanding the provisions of Article 43 above, the first fiscal year of the Company shall be from the date of incorporation until March 31, 2010.

2. (Remuneration, etc. of Directors and Auditors)

Notwithstanding the provisions of Articles 28 and 37 above, Remuneration, etc. of directors and auditors of the Company during the period from the date of incorporation until the closing of the first ordinary general meeting of shareholders shall be as follows:

a. Directors: No more than 1 billion yen per year

b. Auditors: No more than 300 million yen per year

3. (Deletion of Supplementary Provisions)

These Supplementary Provisions shall be deleted after the closing of the Company's first ordinary general meeting of shareholders.

(End of Attachment 1)

(Attachment 2)

Amendments to be made to the Articles of Incorporation of MEIJI Holdings Co., Ltd. (the "Company") in the event that the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc. (Law No. 88 of 2004) has not yet been implemented:

(underlined parts are amended)

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
(Addition to Articles of Incorporation set forth in Attachment 1)	Article 8-2 (Issuance of Share Certificates and Non-Issuance of Share Certificates Representing Shares Constituting Less than One Unit of Shares) 1. The Company shall issue share certificates representing shares. 2. Notwithstanding the preceding paragraph, the Company shall not issue share certificates representing shares constituting less than one unit; provided that the foregoing shall not apply to the provisions of the Share Handling Regulations.
Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) omitted)	Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company (including beneficial shareholders, the same shall apply hereinafter) may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) same as Attachment 1)
Article 11 (Share Registration Agent) 1. (Omitted) 2. (Omitted) 3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.	Article 11 (Share Registration Agent) 1. (Same as Attachment 1) 2. (Same as Attachment 1) 3. Preparation and maintenance of, and other matters concerning the shareholders' register (including the beneficial shareholders' register, the same shall apply hereinafter), the register of lost share certificates and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.
Article 12 (Share Handling Regulations) Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares	Article 12 (Share Handling Regulations) Matters related to the classes of share certificates issued by the Company and the listing and recording in the register of shareholders, the register of lost share certificates and the register

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

(End of Attachment 2)

4. 【Details of Allocation with Respect to Organizational Restructuring and Basis of Calculation】

1. Share Transfer Ratio

Company Name	Meiji Seika	Meiji Dairies
Share Transfer Ratio	1	1.17

(Notes) 1. 0.1 shares of common stock of MEIJI Holdings will be allocated and delivered in exchange for each share of common stock of Meiji Seika, and 0.117 shares of common stock of MEIJI Holdings will be allocated and delivered in exchange for each share of common stock of Meiji Dairies. If the number of MEIJI Holdings shares which must be delivered to a shareholder of Meiji Seika or Meiji Dairies through the Share Transfer includes a fractional share, MEIJI Holdings will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, pay the relevant shareholder a cash amount corresponding to the fractional share.

The above share transfer ratio (the "Share Transfer Ratio") is subject to change, upon mutual consultation between the two companies, in the event that a material change in the financial or management condition of either Meiji Seika or Meiji Dairies or certain other events occur.

One unit of shares of MEIJI Holdings shall consist of 100 shares.

2. Number of Newly Issued MEIJI Holdings Shares to be Delivered through the Share Transfer (Scheduled)

76,345,254 shares of common stock

The number of newly issued shares of MEIJI Holdings to be delivered through the Share Transfer has been calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer. Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number.

Because Meiji Seika and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change.

2. Basis of Calculation of the Share Transfer Ratio

a. Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, Meiji Seika and Meiji Dairies requested Ernst & Young Transaction Advisory Services Co., Ltd. ("Ernst & Young") and PwC Advisory Co., Ltd. ("PwC"), respectively, to conduct a calculation of the Share Transfer Ratio, and each of Meiji Seika and Meiji Dairies obtained share transfer ratio calculation reports prepared by Ernst & Young and PwC, respectively.

After analyzing the financial information of both Meiji Seika and Meiji Dairies and the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, Ernst & Young conducted the calculation, settling on the market price analysis as the primary basis of calculation. Furthermore, in order to conduct a more comprehensive analysis, Ernst & Young employed the discounted cash flow analysis ("DCF analysis") and the comparable companies analysis to ascertain the appropriateness of the share price range resulting from the market price analysis.

The results derived from each method of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Dairies shares of common stock as against one share of Meiji Seika common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.04 ~ 1.26
②	DCF analysis	1: 0.96 ~ 1.23
③	Comparable companies analysis	1: 1.03 ~ 1.55

When conducting the calculation of Meiji Seika and Meiji Dairies in accordance with the market price analysis, Ernst & Young employed a valuation date of September 10, 2008, and analyzed the closing prices of the stock of both companies during the periods (i) from May 16, 2008, the business day immediately following the announcement of the respective financial results of Meiji Seika and Meiji Dairies for the year ended March 31, 2008 to the valuation date, (ii) one (1) month immediately preceding such record date, and (iii) three (3) months immediately preceding the valuation date. Ernst & Young also analyzed the correlation between the closing stock prices of both companies.

The profit projections of Meiji Seika and Meiji Dairies, which formed the basis of the verification of the appropriateness of the stock price levels derived from the market price analysis in accordance with the DCF analysis, were based on projections which were reasonably prepared pursuant to the best forecasts and judgments currently available to the respective managements of both companies.

Ernst & Young, when submitting its share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 1") and conducting the analysis upon which such report was based, primarily used information furnished by Meiji Seika and Meiji Dairies and information that was publicly available. In using such information, Ernst & Young assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. Ernst & Young's Share Transfer Ratio Calculation Report 1 reflects information which was current as of September 10, 2008.

In order to conduct a comprehensive analysis of the market prices of the stock and the future earning capabilities, among other factors, of Meiji Seika and Meiji Dairies, after analyzing the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, PwC primarily used the market price analysis and the DCF analysis with respect to both companies. PwC also conducted a comparable companies analysis, among others, for reference purposes only.

The results derived from each of the principal methods of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Dairies shares of common stock as against one share of Meiji Seika common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.15 ~1.21
②	DCF analysis	1: 1.11 ~1.22

When conducting the market price analysis of Meiji Seika and Meiji Dairies, PwC employed a valuation date of September 10, 2008 and, after considering recent stock market transactions conducted with respect to the stock of both companies, PwC conducted its analyses using the average closing prices of the stock and the weighted average price per share during the periods (i) one (1) month immediately preceding such valuation date, (ii) three (3) months immediately preceding such valuation date, and (iii) six (6) months immediately preceding such valuation date.

PwC, when submitting its share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 2") and conducting the analysis upon which such report was based, primarily relied upon information furnished by Meiji Seika and Meiji Dairies and information that was publicly available. In using such information and materials, PwC assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. PwC did not independently value, appraise or assess the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of either company or their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment. In addition, PwC assumed that the information used to develop the financial forecasts of both companies was reasonably prepared based on the best estimates of and judgment by the management of both companies. PwC's Share Transfer Ratio Calculation Report 2 reflects information which was current as of September 10, 2008.

b. Background of Calculation

As described above, Meiji Seika and Meiji Dairies requested Ernst & Young and PwC, respectively, to conduct a calculation of the Share Transfer Ratio and with reference to the results of such third party appraisers' calculations, comprehensively considered such factors as the financial and asset conditions of each company and their future forecasts. As a result of numerous and thorough discussions with respect to the Share Transfer Ratio between the two companies, Meiji Seika and Meiji Dairies reached a conclusion and agreed that the Share Transfer Ratio set forth above is appropriate.

Meiji Seika received an opinion dated September 11, 2008 from Ernst & Young to the effect that in its impartial judgment as a corporate valuation specialist, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate for Meiji Seika shareholders. Meiji Dairies received an opinion dated September 11, 2008 from PwC to the effect that, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate, from a financial perspective, for Meiji Dairies shareholders.

c. Relationship with the Appraisers

Neither Ernst & Young nor PwC, the appraisers, is a related party of either Meiji Seika or Meiji Dairies.

5. 【Differences between Shares Issued by Companies Subject to Organizational Restructuring (Meiji Seika and Meiji Dairies) and Shares to be Issued through Organizational Restructuring】

1. Purchase of Securities

The Articles of Incorporation of MEIJI Holdings will include a provision to the effect that, unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution and without a resolution of the general meeting of shareholders, determine matters, such as distribution of surplus, which are provided in each item of Article 459, Paragraph 1 of the Companies Act (the "MEIJI Holdings Distribution Rules"). Pursuant to this provision, to the extent that the MEIJI Holdings Distribution Rules are effective in accordance with laws and regulations, the acquisition of treasury shares by MEIJI Holdings upon agreement with shareholders (excluding negotiated purchases from particular shareholders) may not be determined without the resolution of the Board of Directors. Although the Articles of Incorporation of Meiji Seika include a similar provision (the "Meiji Seika Distribution Rules") there is no corresponding provision in the Articles of Incorporation of Meiji Dairies. However, because there is a provision to the effect that Meiji Dairies may acquire treasury shares through market transactions pursuant to a resolution of the Board of its Directors, the Board of Directors of Meiji Dairies may determine to acquire treasury shares through market transactions, among others. (The Articles of Incorporation of MEIJI Holdings and Meiji Seika both include similar provisions and the respective Boards of Directors of each company may, regardless of the effectiveness of any relevant distribution rules, determine to acquire treasury shares through market transactions, among others).

2. Distribution of surplus

If, in accordance with laws and regulations, the MEIJI Holdings Distribution Rules and the Meiji Seika Distribution Rules are put into effect, any distribution of surplus (excluding circumstances in which the relevant company is distributing assets other than cash, and is not granting shareholders rights to demand cash distributions) must be made by the respective Boards of Directors of MEIJI Holdings and Meiji Seika and such distributions may not be determined by the general meeting of shareholders. The distribution of surplus by Meiji Dairies, which has no provision corresponding to the MEIJI Holdings Distribution Rules or the Meiji Seika Distribution Rules, is to be determined by the general meeting of shareholders.

In addition, the Articles of Incorporation of Meiji Seika stipulate the record date for the distribution of surplus to be March 31 of each year or another date to be determined by Meiji Seika and the record date for the distribution of interim dividends to be September 30 of each year. The Articles of Incorporation of Meiji Dairies stipulate the record date for the distribution of year-end dividends to be March 31 of each year and the record date for the distribution of interim dividends to be September 30 of each year. The Articles of Incorporation of MEIJI Holdings, in addition to stipulating the record date for the distribution of year-end dividends to be March 31 of each year and the record date for the distribution of interim dividends to be September 30 of each year, stipulate that MEIJI Holdings may set other record dates and distribute surplus.

3. Other

A unit of shares of both Meiji Seika and Meiji Dairies consists of 1,000 shares. However, a unit of shares of MEIJI Holdings will consist of 100 shares.

6. 【Rights of Holders of Shares Issued by Companies Subject to Organizational Restructuring (Meiji Seika and Meiji Dairies)】

1. Method By Which Shareholders May Exercise Their Appraisal Rights

In order for a shareholder of Meiji Seika or Meiji Dairies to exercise the right of a dissenting shareholder to request that the shares of Meiji Seika or Meiji Dairies which such shareholder owns be purchased by the respective company, as stipulated in Article 806 of the Companies Act, such shareholder must (i) notify either Meiji Seika or Meiji Dairies of his or her opposition to the Share Transfer before the extraordinary general meeting of shareholders on November 26, 2008, (ii) oppose the Share Transfer at such shareholders' meeting, and (iii) indicate the relevant number of shares to be purchased within 20 days from the date on which Meiji Seika and Meiji Dairies makes (x) a notification pursuant to Article 806, Paragraph 3 of the Companies Act or (y) a public notice pursuant to Article 806, Paragraph 4 of the Companies Act, in each case to be made within 2 weeks from the date of the aforementioned extraordinary general meeting of shareholders.

2. Method By Which Shareholders May Exercise Their Voting Rights

Meiji Seika

Voting rights may be exercised by attending and casting a vote at the extraordinary general meeting of shareholders to be held on November 26, 2008. (A shareholder may exercise his or her voting rights through another shareholder who holds Meiji Seika voting rights acting as a proxy. In such case, the shareholder or the proxy must present documentation, prepared for the particular shareholders' meeting, to Meiji Seika, evidencing the right of the proxy to represent the shareholder at the relevant extraordinary general meeting of shareholders). Voting rights may also be exercised by postal mail, in which case the relevant shareholder must exercise their voting rights by 5:40 pm Tokyo time on November 25, 2008.

When exercising his or her voting rights by postal mail, a shareholder must indicate their approval or opposition on the voting right exercise form enclosed with the reference documents pertaining to the aforementioned extraordinary general meeting of shareholders and return such form, ensuring that it is received by Meiji Seika by 5:40 pm Tokyo time on November 25, 2008.

If none of approval, opposition or abstention with respect to a particular proposal is indicated on the voting right exercise form, it will be deemed that there was an indication of approval.

Where a shareholder holds more than one voting right, he or she may exercise such voting rights separately; provided, however, that such shareholder must notify Meiji Seika by November 22, 2008 of the fact that the shareholder will be exercising his or her voting rights separately and the reason. Furthermore, Meiji Seika may deny such shareholder permission to exercise his or her voting rights separately if such shareholder is not holding shares on behalf of another person.

Meiji Dairies

Voting rights may be exercised by attending and casting a vote at the ordinary general meeting of shareholders to be held on November 26, 2008. (A shareholder may exercise his or her voting rights through another shareholder who holds Meiji Dairies voting rights acting as a proxy. In such case, the shareholder or the proxy must present documentation, prepared for the particular shareholders' meeting, to Meiji Dairies evidencing the right of the proxy to represent the shareholder at the relevant ordinary general meeting of shareholders). Voting rights may also be exercised by postal mail, in which case the relevant shareholder must exercise their voting rights by 5:30 pm Tokyo time on November 25, 2008.

When exercising his or her voting rights by postal mail, a shareholder must indicate their approval or opposition on the voting rights exercise form enclosed with the reference documents pertaining to the aforementioned ordinary general meeting of shareholders and return such form, ensuring that it is received by Meiji Dairies by 5:30 pm Tokyo time on November 25, 2008.

If none of approval, opposition or abstention with respect to a particular proposal is indicated on the voting right exercise form, it will be deemed that there was an indication of approval.

Where a shareholder holds more than one voting right, he or she may exercise such voting rights separately; provided, however, that such shareholder must notify Meiji Dairies by November 22, 2008 of the fact that the shareholder will be exercising his or her voting rights separately and the reason. Furthermore, Meiji Dairies may deny such shareholder permission to exercise his or her voting rights separately if such shareholder is not holding shares on behalf of another person.

3. Method By Which Shares Issued Through Organizational Restructuring May Be Received

Shares to be issued through the Share Transfer will be allocated to the shareholders of Meiji Seika and Meiji Dairies listed or recorded on the respective final shareholders' registers or beneficial shareholders' registers as of March 31, 2009.

With respect to the effect of the transfer to electronic share certificates anticipated to be implemented by the Share Transfer, special measures will not be necessary for shareholders whose share certificates are already maintained in the storage transfer system. However, shareholders whose share certificates are not maintained in a storage transfer system may have to undergo certain procedures at a depository organization in order to become the registered shareholder of the new shares.

7. 【Procedures with Respect to Organizational Restructuring】

1. Details of Documents Prepared Pursuant to the Companies Act Pertaining to Organizational Restructuring, and Method by Which such Documents may be Viewed

In accordance with Article 803, Paragraph 1 of the Companies Act, and Article 206 of the Companies Act Enforcement Regulations of Japan, the following documents pertaining to the Share Transfer will be made available at the respective headquarters of Meiji Seika and Meiji Dairies from November 4, 2008: (i) the Share Transfer Plan, (ii) information pertaining to the conformity to matters stipulated in Article 773, Paragraph 1, Sections 5 and 6 of the Companies Act, and (iii) documents containing information such as the financial reports for the most recent fiscal year of Meiji Seika (to be held at Meiji Dairies) and Meiji Dairies (to be held at Meiji Seika). In addition, information on circumstances, if any, which have arisen after the last day of the most recent fiscal year of Meiji Seika or Meiji Dairies, which have materially affected the financial condition of either Meiji Seika or Meiji Dairies, will also be provided.

The document referred to in (i) is the Share Transfer Plan approved at the respective meetings of the Boards of Directors of Meiji Seika and Meiji Dairies on September 11, 2008. The document referred to in (ii) describes the Share Transfer Ratio to be used in the Share Transfer and the basis of the calculation of such share transfer ratio, and documents explaining the appropriateness of the amounts of paid-in capital and reserves for MEIJI Holdings, as stipulated in the aforementioned Share Transfer Plan. The document referred to in (iii) relates to the respective financial reports and other information of Meiji Seika and Meiji Dairies for the fiscal year ended March 31, 2008. The document referred to in (iv) will be provided in the event that circumstances arise which materially affect the financial condition of either Meiji Seika or Meiji Dairies subsequent to the final day of the fiscal year ended March 31, 2008, and shall include the details of any such circumstances.

These documents may be viewed at the respective headquarters of either Meiji Seika or Meiji Dairies.

2. Shareholders' Meeting Procedures and Schedule with Respect to Organizational Restructuring

September 11, 2008	Meetings of the Boards of Directors (both companies) to approve the preparation of Share Transfer Plan and the conclusion of the Integration Agreement
September 11, 2008	Preparation of Share Transfer Plan (both companies) Conclusion of Integration Agreement (both companies)
September 12, 2008	Public Notice of Record Date for the Extraordinary General Meetings of Shareholders (both companies)
September 30, 2008	Record Date for the Extraordinary General Meetings of Shareholders (both companies)
November 26, 2008 (scheduled)	Extraordinary General Meetings of Shareholders (approval of the Share Transfer Plan) (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Tokyo Stock Exchange (both companies)
March 26, 2009 (scheduled)	Delisting of shares from the Nagoya Stock Exchange (Meiji Dairies)
April 1, 2009 (scheduled)	Incorporation and registration of MEIJI Holdings (Effective date of Share Transfer)
April 1, 2009 (scheduled)	Listing of shares of MEIJI Holdings

If the necessity arises in the course of proceedings of the Share Transfer, or other compelling circumstances arise, changes to the schedule may be made upon consultation between the two companies.

3. Method by Which a Holder of Marketable Securities Which have been Issued by a Company Subject to the Organizational Restructuring May Exercise His or Her Appraisal Rights in Connection with the Organizational Restructuring

In order for a shareholder of Meiji Seika or Meiji Dairies to exercise the right of a dissenting shareholder to request that the shares of Meiji Seika or Meiji Dairies which such shareholder owns be purchased by the respective company, as stipulated in Article 806 of the Companies Act, such shareholder must (i) notify either Meiji Seika or Meiji Dairies of his or her opposition to the Share Transfer before the extraordinary general meeting of shareholders on November 26, 2008, (ii) oppose the Share Transfer at such shareholders' meeting, and (iii) indicate the relevant number of shares to be purchased within 20 days from the date on which Meiji Seika and Meiji Dairies makes (x) a notification pursuant to Article 806, Paragraph 3 of the Companies Act or (y) a public notice pursuant to Article 806, Paragraph 4 of the Companies Act, in each case to be made within 2 weeks from the date of the aforementioned extraordinary general meeting of shareholders.

II. Integrated Financial Information

1. MEIJI Holdings

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no financial information available as of the date of this Registration Statement.

2. MEIJI Holdings after the Completion of the Organizational Restructuring

As stated above, there is no financial information available for MEIJI Holdings as of the date of this Registration Statement. The following are aggregated numbers of major business indices - "net sales", "ordinary income" and "net income" of both Meiji Seika and Meiji Dairies for the most recent consolidated fiscal year. Please be advised that the following figures are simply combined amounts and have not been audited by an auditing firm. In addition, because it is difficult to simply combine amounts for indices other than "net sales", "ordinary income" and "net income", and such a simple combination might cause investors to err in making decisions, such combined amounts are not presented here.

(¥ millions)

Net sales	1,111,700
Ordinary income	27,766
Net income	15,467

3. Subject Company of the Organizational Restructuring (Meiji Seika and Meiji Dairies)

The following are major business indices for the recent consolidated fiscal year of Meiji Seika and Meiji Dairies, both of which will become wholly-owned subsidiaries of MEIJI Holdings.

Meiji Seika

Changes in Major Business Indices
Consolidated Business Indices

Term	145th Term	146th Term	147th Term	148th Term	149th Term
Fiscal Year End	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Net sales (¥ millions)	368,865	364,018	382,429	393,853	404,711
Ordinary income (¥ millions)	8,243	8,503	16,160	12,627	11,701
Net income (loss) (¥ millions)	348	(8,240)	8,678	5,480	6,240
Net assets (¥ millions)	154,549	144,837	157,761	162,763	155,111
Total assets (¥ millions)	330,059	339,848	348,281	351,514	348,609
Net assets per share (¥)	403.33	377.78	413.53	419.62	399.01
Net income (loss) per share (¥)	0.79	(21.53)	22.41	14.39	16.46
Diluted earnings per share (¥)	—	—	—	—	—
Capital adequacy ratio (%)	46.8	42.6	45.3	45.3	43.4
Return on equity (%)	0.23	(5.50)	5.74	3.46	4.02
Price earnings ratio	605.11	—	26.78	38.02	30.80
Cash flows from operating activities (¥ millions)	6,663	16,731	19,513	17,318	13,525
Cash flows from investing activities (¥ millions)	(5,424)	(16,772)	(18,822)	(18,387)	(28,939)
Cash flows from financing activities (¥ millions)	(6,028)	11,977	(4,687)	(3,138)	12,105
Cash and cash equivalents at end of period (¥ millions)	10,688	22,646	18,755	14,513	11,792
Number of employees (average annual temporary workers) (persons)	6,546 (4,035)	6,299 (3,838)	6,303 (4,016)	6,275 (4,180)	6,481 (4,490)

(Notes) 1. Consumption tax and other charges are not included in net sales.

2. Beginning from the fiscal year ended March 31, 2007, "Accounting Standard for Presentation of Net Assets in the Balance Sheets" (Statement No. 5, issued by the Accounting Standards Board of Japan (ASBJ) on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets" (Guidance No. 8, issued by ASBJ on December 9, 2005) have been adopted.

3. "Diluted earnings per share" was not presented because (i) there was no stock with dilutive effect and (ii) with respect to the fiscal year ended March 31, 2005, a net loss was recorded.

4. "Price earnings ratio" is not presented for the fiscal year ended March 31, 2005 because a net loss was recorded.

5. "Number of employees" shows the number of full-time employees.

Meiji Dairies

Consolidated Business Indices

Term	126th Term	127th Term	128th Term	129th Term	130th Term
Fiscal Year End	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Net sales (¥ millions)	721,833	725,024	710,908	702,750	706,988
Ordinary income (¥ millions)	15,747	19,081	20,179	23,421	16,065
Net income (¥ millions)	7,949	9,722	10,055	13,708	9,226
Net assets (¥ millions)	91,892	100,026	112,695	146,044	147,425
Total assets (¥ millions)	364,957	357,592	361,134	383,560	390,192
Net assets per share (¥)	310.23	337.86	380.85	437.45	441.73
Net income per share (¥)	26.74	32.73	33.86	42.81	28.08
Diluted earnings per share (¥)	—	—	—	—	—
Capital adequacy ratio (%)	25.2	28.0	31.2	37.5	37.2
Return on equity (%)	9.1	10.1	9.5	10.7	6.4
Price earnings ratio	18.6	18.4	20.3	21.6	21.4
Cash flows from operating activities (¥ millions)	25,788	34,519	31,256	37,123	18,542
Cash flows from investing activities (¥ millions)	(16,165)	(18,738)	(17,919)	(15,447)	(44,630)
Cash flows from financing activities (¥ millions)	(10,356)	(16,137)	(13,490)	(11,433)	15,455
Cash and cash equivalents at end of period (¥ millions)	4,130	3,774	3,621	13,863	3,230
Number of employees (Additional number of average temporary workers) (persons)	7,482 [5,313]	7,370 [5,314]	7,185 [5,006]	7,054 [4,772]	7,134 [4,961]

(Notes) 1. Consumption tax and other charges are not included in net sales.

2. "Diluted earnings per share" were not presented because there was no stock with dilutive effect.

3. Beginning from the 129th Term, "Accounting Standard for Presentation of Net Assets in the Balance Sheets" (Statement No. 5, issued by ASBJ on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets" (Guidance No. 8, issued by ASBJ on December 9, 2005) have been adopted.

III. Material Contracts between Issuer (and its Related Parties) and Subject Companies of the Organizational Restructuring (Meiji Seika and Meiji Dairies)

N/A

Part III. Corporate Information

I. Details of the Corporation

1. [Changes in Major Business Indices]

Information concerning the changes in major business indices is set forth above in "II. Integrated Financial Information" of "Part II. Organizational Restructuring (Tender Offer)".

2. [History of MEIJI Holdings]

September 11, 2008	Meiji Seika and Meiji Dairies prepared the Share Transfer Plan pursuant to a resolution of the Boards of Directors of Meiji Seika and Meiji Dairies, and entered into the Integration Agreement, which will become effective subject to the approval of the general meetings of shareholders of both companies. Furthermore, the respective Board of Directors of Meiji Seika and Meiji Dairies approved the details of the agenda pertaining to the Share Transfer to be proposed at the extraordinary general meetings of shareholders of both companies.
November 26, 2008	At their respective extraordinary general meetings of shareholders, each of Meiji Seika and Meiji Dairies is scheduled to resolve (i) to establish MEIJI Holdings through a joint share transfer and (ii) to make both Meiji Seika and Meiji Dairies wholly-owned subsidiaries of MEIJI Holdings.
April 1, 2009	Meiji Seika and Meiji Dairies shall establish MEIJI Holdings through the Share Transfer. The common stock of MEIJI Holdings shall be listed on the Tokyo Stock Exchange.

Information concerning the history of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008). For information concerning the history of each company in English, please refer to "A History of Innovation and Growth" in the Annual Report 2008 for Meiji Seika (http://www.meiji.co.jp/en/annual/pdf/2008/mei2008.pdf), and "History" in the Annual Report 2008 for Meiji Dairies (http://www.meinyu.co.jp/investor/library/annualreport/pdf/ar2008_e.pdf).

3. [Details of the Business of MEIJI Holdings]

MEIJI Holdings shall manage the businesses of its subsidiaries, which engage in manufacturing and selling, etc. of confectionery, milk, processed milk products and pharmaceuticals, etc. and businesses ancillary or related to the foregoing.

With respect to the companies which will become wholly-owned subsidiaries of MEIJI Holdings, details of the business of Meiji Seika at the end of the first quarterly consolidated accounting period of the fiscal year ending March 31, 2009 (June 30, 2008) and of Meiji Dairies at the end of the first quarterly consolidated accounting period of the fiscal year ending March 31, 2009 (June 30, 2008), are set forth below.

Meiji Seika

The Meiji Seika Group consists of Meiji Seika, 31 subsidiaries and 12 affiliated companies. The Meiji Seika Group focuses on manufacturing, selling and other related activities with respect to confectionery, food products, pharmaceuticals and others, as well as engaging in office building leasing and various other types of service businesses.

The following is a summary of Meiji Seika Group's businesses and their relevance to Meiji Seika and related companies, as well as the relationship between such businesses and business segments:

Business Segment	Principal Products and Businesses	Principal Companies
Food & Healthcare Business	Confectionery Manufacture and sale of chocolate, candy, caramel, snacks, gum and other products	Meiji Seika Kaisha, Ltd. Dounan Shokuhin Ltd. Zao Shokuhin Kaisha, Ltd. Ronde. Corporation Meiji Sangyo Co., Ltd. Meiji Chewing Gum Co., Ltd. Azteca Co., Ltd Multi Food International, Ltd. D.F. Stauffer Biscuit Co., Inc. Laguna Cookie Co., Inc. Meiji Seika (Singapore) Pte. Ltd. Cecilia Confectionery Pte. Ltd. Five Stars Dairy Ingredients Pte. Ltd. Meiji Seika (Shanghai) Co., Ltd. Meiji Seika Food Industry (Shanghai) Co., Ltd. Meiji-Four Seas Co., Ltd. Guangzhou Meiji Confectionery Co., Ltd. (and two other companies) (Total: 19 companies)
	Healthcare Manufacture and sale of healthcare-related food and nonprescription pharmaceuticals, etc. and the management of sports clubs	Meiji Seika Kaisha, Ltd. Meiji Sports Plaza, Ltd. (and two other companies) (Total: 4 companies)
	Food Manufacture and sale of canned produce, specialty beverages and prepared meals, etc.	Meiji Seika Kaisha, Ltd. Okayamaken Shokuhin Co., Ltd Shikoku Meiji Co., Ltd. Taiyo-Shokuhin Co., Ltd. Meiji Shokuhin Kaisha, Ltd. Pokka Corporation (Total: 6 companies)
	Other Sale of sugar, etc.	Meiji Seika Kaisha, Ltd. Meiji Food Materia Co., Ltd. (and one other company) (Total: 3 companies)
Pharmaceutical Business	Manufacture and sale of pharmaceuticals, agricultural chemicals, veterinary pharmaceuticals and various products for medical use	Meiji Seika Kaisha, Ltd. Kitasato Pharmaceutical Industry Co., Ltd sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Tamura Seiyaku K.K. Shantou Meiji SEZ Pharmaceuticals Co., Ltd. Meiji Lukang Pharmaceutical Co., Ltd. P.T. Meiji Indonesian Pharmaceutical Industries Thai Meiji Pharmaceutical Co., Ltd. Tedec-Meiji Farma S.A. Mabo Farma S.A. Meiji Seika Europe B.V. (and one other company) (Total: 12 companies)
Office Building Leasing and Other Businesses	Leasing of office buildings, insurance agency business, human resources dispatch service, real estate management business, overseas fund procurement and investment, market research, freight and warehousing, etc.	Meiji Seika Kaisha, Ltd. Meiji Business Support Co., Ltd. Meito Warehouse Co., Ltd. Miyako Yuso Transportation Co., Ltd. Nitto Co., Ltd. (Total: 5 companies)

(Note) Cecilia Confectionery Pte. Ltd. is undergoing liquidation proceedings as of September 30, 2008.

Meiji Dairies

The Meiji Dairies Group consists of 53 subsidiaries and 7 affiliated companies and is centered around companies that manufacture and sell foods made from milk and processed milk products, among others, under its corporate philosophy of "contributing to a healthy and happy daily life for our customers by offering new levels of value in food". The Meiji Dairies Group is also developing its corporate activities in the livestock business, feed business, distribution and other services.

The following is a description of the position of each Meiji Dairies Group company within each business and the relationship with each business segment. Business classifications are equivalent to business segments:

(1) Food Segment

Manufacture and sale of milk, processed milk products, ice cream and other foods.

In addition to the manufacturing and sales operations of Meiji Dairies, Shikoku Meiji Dairy Products Co., Ltd. and two other consolidated subsidiaries, Chiba Meiji Milk Products Co., Ltd. and one other nonconsolidated subsidiary accounted for the by the equity method, two subsidiaries, Okinawa Meiji Milk Products Co., Ltd., an equity-method affiliate, and two affiliated companies manufacture and sell milk and beverages. In addition to purchasing margarine and frozen foods from consolidated subsidiaries Meiji Oils and Fats Co., Ltd. and Nihon Kanzume, Co., Ltd., respectively, products such as processed goods from agricultural/fishery/animal products are manufactured and sold by three subsidiaries and two affiliated companies.

➢ Sale of milk, processed milk products, ice cream and other foods.

In addition to the sales operations of Meiji Dairies, Tokyo Meihan Co., Ltd and eight other consolidated subsidiaries and five subsidiaries sell Meiji Dairies products.

➢ Livestock business

Meiji Kenko Ham Co., Ltd. and one other consolidated subsidiary are engaged in manufacturing and sales.

(2) Service and Others Segment

Feed business

In addition to Meiji Feed Co., Ltd., one subsidiary and one affiliated company are engaged in manufacturing and sales.

Distribution business

In addition to Meiji Logitech Co., Ltd. and one other consolidated subsidiary, eleven subsidiaries are engaged in the distribution business.

Others business

Fresh Network Systems Co., Ltd. and three other consolidated subsidiaries, six subsidiaries and one affiliated company are engaged in the "Others" business.

4. 【Related Companies Information】

Because MEIJI Holdings has not yet been established, it does not have any related companies as of the date of this Registration Statement. However, for information concerning the respective related companies of Meiji Seika and Meiji Dairies, both of which will become wholly-owned subsidiaries of MEIJI Holdings, please refer to "b. Details of MEIJI Holdings Group" of "(1) MEIJI Holdings Group" of "2. Summary of Corporate Group of MEIJI Holdings and Relationship between Companies subject to Organizational Restructuring and MEIJI Holdings Group" of "1. 【Purpose of Organizational Restructuring】" of "I. Summary of

Organizational Restructuring (Tender Offer)" of "Part II. Organizational Restructuring (Tender Offer)".

5. 【Employee Information】

(1) Employees of MEIJI Holdings

Because MEIJI Holdings has not been established as of the date of this Registration Statement, matters with respect to its employees have not yet been decided.

(2) Employees of Consolidated Subsidiaries

Information on the employees of Meiji Seika and Meiji Dairies - the companies which will become MEIJI Holdings' consolidated subsidiaries - as of June 30, 2008, is as follows:

Meiji Seika

(as of June 30, 2008)

Name of Business Segment	Number of Employees	
Food & Healthcare Business	3,373	(3,722)
Pharmaceutical Business	3,332	(559)
Office Building Leasing and Other Business	56	(10)
Company-wide (common)	98	(21)
Total	6,859	(4,312)

(Notes) 1. The "Number of Employees" listed above is the number of full-time employees.

2. Figures shown in brackets represent the average number of part-time employees in the first quarterly accounting period for the fiscal year ending March 31, 2009.

3. The employees listed in "Company-wide (common)" are employees who belong to the human resources, general affairs and other administration related departments.

Meiji Dairies

(as of June 30, 2008)

Name of Business Segment	Number of Employees	
Food Segment	5,916	(3,913)
Service and Others Segment	886	(692)
Common	615	(73)
Total	7,417	(4,678)

(Note) The "Number of Employees" listed above is the number of full-time employees (excluding seconded employees from the Meiji Dairies Group to companies outside the Meiji Dairies Group, but including employees seconded to the Meiji Dairies Group from other companies). Figures shown in brackets represent the annual average number of part-time employees and are not included in the "Number of Employees".

(3) Labor Union Information

a. MEIJI Holdings

N/A

b. Consolidated Subsidiaries

Labor unions of each of Meiji Seika and Meiji Dairies for the first quarterly accounting period for the fiscal year ending March 31, 2009, is as follows:

Meiji Seika

The labor union of Meiji Seika is called the "Meiji Seika Workers' Union" and is a member of the Food-Rengo (the Federation of All Japan Foods and Tobacco Workers' Union). The number of union members was 3,010 as of June 30, 2008.

Meiji Seika Group Worker's Association is the friendship association comprised of labor unions of the Meiji Seika Group. Meiji Seika Workers' Union and nine labor unions of related companies are members of the Meiji Seika Group Workers' Association.

There is nothing to note on the employer-employee relationship.

Meiji Dairies

The labor union of Meiji Dairies, the Meiji Dairies Labor Union, is a member of the Food Rengo. The number of union members was 3,619 as of June 30, 2008.

Among the twenty-three consolidated subsidiaries of Meiji Dairies, thirteen have labor unions.

II. Description of Business

1. [Summary of Business Results]

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to its business results.

Information on the business results of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). Information on the business results of Meiji Seika and Meiji Dairies in English for the fiscal year ended March 31, 2008, please refer to Business Report,. Information on the business results of Meiji Seika and Meiji Dairies in English for the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008) is included in the analysis of the financial conditions and operating results of each company in Appendices A and B, respectively.

2. [Production, Received Orders and Sales]

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to production, received orders and sales.

Information on the production, received orders and sales of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For information on the production, received orders and sales of each company in English for the fiscal year ended March 31, 2008 and the first quarter of the fiscal year ending 2009 (April 1, 2008 to June 30, 2008), please refer to Appendix C for Meiji Seika and Appendix D for Meiji Dairies.

3. 【Outstanding Issues】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there are no outstanding issues.

Information on the outstanding issues of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For Information on outstanding issues of Meiji Seika and Meiji Dairies in English for the fiscal year ended March 31, 2008 and the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008), please refer to Business Report.

4. 【Business-Related Risks】

Although MEIJI Holdings has not been established as of the date of this Registration Statement, predicted risks with respect to the management integration of the MEIJI Holdings Group in relation to the Share Transfer are described in (1) below. In addition, upon completion of the Share Transfer, MEIJI Holdings will become the parent company of Meiji Seika and Meiji Dairies, and therefore, after the incorporation of MEIJI Holdings, business risks pertaining to Meiji Seika and Meiji Dairies as of the date of this Registration Statement may become business risks of MEIJI Holdings. Business risks of MEIJI Holdings based on the business risks of Meiji Seika and Meiji Dairies are described in (2) and (3) below.

Please be advised that, although this section contains forward-looking statements, such statements are determined as of the date of this Registration Statement, unless otherwise specified.

(1) Risks related to Management Integration

a. Share Transfer Procedure

The Share Transfer procedure has not been completed as of the date of this Registration Statement, and there is a possibility that the process may not progress as scheduled. In addition, the Share Transfer is subject to various conditions (including, but not limited to, taking the necessary procedures under the Act Concerning Prohibition of Private Monopoly and Maintenance of Fair Trade and the U.S. securities laws), such as obtaining certain approvals, making reports and submitting documents and meeting filing requirements. Therefore, if the domestic and overseas regulatory authorities diminish the expected benefits of the Share Transfer by suspending or delaying the Share Transfer, or by attaching conditions which would make it difficult to complete the Share Transfer as planned, the Share Transfer may not be completed as scheduled, or may not happen at all. If such an event occurs, it may result in material adverse effects on the financial position and business results of the MEIJI Holdings Group, the Meiji Seika Group or the Meiji Dairies Group.

b. Effects of the Management Integration

If we fail to achieve the expected benefits of the management integration, the financial position and business results of MEIJI Holdings Group might be materially adversely affected.

Some possible factors which may prevent MEIJI Holdings from realizing the expected benefits of the integration include, but are not limited to, the following:

- Delays in product development, deterioration of relationships with customers or business partners, deterioration of credibility, delays in effective allocation of personnel and production/operation base, not being able to realize the expected benefits of integration in terms of revenue due to various factors including disunity of marketing strategies

- Not being able to enhance business efficiency and reduce costs as expected, due to the failure to carry out business efficiency enhancement measures and cost reduction measures, including the integration of products, production sites, sales/distribution networks, head office functions, and overlapping financial/information systems
- Incurring unexpected costs, due to (i) the integration of products, production sites, sales/distribution networks, head office functions, and financial/information systems and (ii) reallocation of employees, among others, pursuant to the management integration of the two companies

(2) Risks related to the Business of Meiji Seika

Among matters pertaining to the business and accounting, among others, of Meiji Seika, those matters which could significantly affect an investor's decision may include the following:

a. Procurement of Raw Ingredients

In the Meiji Seika Group's confectionery products business, nearly all raw ingredients and major ingredients (cacao beans, nuts, etc.) are imported. In principle, the Group maintains a fixed level of domestic stock and takes measures to disperse risks in producing regions. However, in the event that the Group is unable to secure a sufficient volume of ingredients for an extended period of time due to political conditions in exporting countries, global demand conditions or other factors, the Group's production activities would be hindered, which could impact the Group's business results and financial position.

In addition, the prices of many raw materials purchased by the Meiji Seika Group are currently increasing. The Group is taking actions aimed at holding down these prices, such as by developing new procurement routes and promoting streamlining efforts. However, if the pace of price increases accelerates, there may be a significant impact on the cost of manufacturing products.

The Group's pharmaceutical business relies on specific companies for the supply of certain products and raw ingredients. The Group may not be able to locate alternative suppliers for some of these items. Consequently, a delay or a suspension in the Group's manufacturing or procurement activities caused by a problem at one or more of these companies may affect the Group's business results and financial position.

b. Changes in Exchange Rates

The Meiji Seika Group uses forward foreign exchange contracts in procuring raw materials. However, changes in exchange rates could increase procurement costs, which could affect the Meiji Seika Group's financial position.

In addition, items such as product sales, expenses and assets of overseas subsidiaries and businesses that are denominated in local currencies are translated into yen upon consolidation. Changes in exchange rates can therefore affect the Meiji Seika Group's business results and financial position.

c. The Impact of Weather

Chocolate sales account for a large percentage of the Meiji Seika Group's confectionery products business. High temperatures and changes in the weather can easily affect consumer purchasing patterns and affect sales of chocolate and other confectioneries. Unpredictable changes in weather can therefore affect the Meiji Seika Group's business results and financial position.

d. Legal Regulations

The Meiji Seika Group must comply with the Food Sanitation Law and other laws and regulations, the Pharmaceutical Affairs Law and other laws and regulations involving pharmaceuticals, and with the Agricultural Chemicals Regulation Law and other laws and regulations involving agricultural chemicals. Furthermore, the Group is subject to the Product Liability Law, the Antimonopoly Law and other laws.

In its food and healthcare business and its pharmaceuticals business, the Meiji Seika Group assures strict compliance with relevant laws and regulations, enhances quality and sanitary management, and ensures accurate product labeling. However, should the Group be required to suspend or to recall products manufactured prior to changes in relevant laws and regulations, experience problems unique to the Group, such as defective products, or suffer the consequences of common social problems or criminal acts directed against the Group, the Meiji Seika Group's financial position could be affected.

Ethical pharmaceutical prices are subject to changes in the government's medical policies, including National Health Insurance drug price revisions, and the national health insurance system. Such changes could affect the Group's financial position.

e. Contamination by Foreign Substances

In its food and healthcare business, the Meiji Seika Group places the highest priority on using ingredients that are safe and reliable for consumers, and is working to obtain safe, reliable ingredients through measures such as shifting procurement to safer countries and strengthening the inspection of suppliers. In the pharmaceutical business, the Meiji Seika Group manufactures products ranging from bulk pharmaceuticals to drug preparations under management that follows Good Manufacturing Practice (GMP) guidelines stipulated by the Ministry of Health, Labour and Welfare. To prevent contamination incidents, the Group routinely conducts stringent production management and has incorporated the latest technology in an effort to improve the configuration and equipment of production facilities. However, there is no guarantee against the possibility of contamination by foreign substances in any of the Group's products. Contamination by foreign substances would have a serious impact on the reputation of the Meiji Seika Group, which could cause sales to decline and costs to rise, and thus has the potential to impact the Group's business results.

f. Occurrence of Side Effects

In the pharmaceutical business, the Meiji Seika Group conducts product development, manufacturing and marketing according to various laws and standards enforced by regulatory authorities. However, unforeseen side effects have the potential to occur during development and after product launch. The Meiji Seika Group prepares against the occurrence of such incidents by carrying insurance coverage for various types of liability, including product liability. However, because there is no guarantee that such insurance will be sufficient to cover all damages associated with such liability, unforeseen side effects have the potential to impact the Group's business results and financial position.

g. Research and Development

In the Meiji Seika Group's pharmaceutical business, the development of new products requires a variety of tests over long periods of time, which necessitates substantial expenses. In addition, the Meiji Seika Group must in some instances extend, interrupt or cease particular research and development projects because of safety and efficacy issues. Therefore, progress in research and development has the potential to impact the Meiji Seika Group's business results and financial position. Moreover, the launch of products that the Meiji Seika Group develops may be delayed if research and development does not proceed as planned. This may result in the need to introduce the products of other companies. Such cases have the potential to increase outlays for intellectual property rights and licensing.

h. Intellectual Property

The Meiji Seika Group owns intellectual property created through business activities including research and development. The Group also legally uses a broad range of intellectual property that is patented by third parties. The Group uses such intellectual property with the understanding that it is not infringing upon the rights of third parties. However, litigation and other issues arising in connection with intellectual property have the potential to impact the Meiji Seika Group's business results and financial position.

i. The Impact of Regional Upheaval or Change in Social Conditions

The Meiji Seika Group conducts production and sales activities overseas, primarily in Europe, North America and Asia. The occurrence of earthquakes or other major natural disasters in areas in which the Group operates; changes in inflation and other economic conditions; and wars, revolutions and other events that may cause political turbulence have the potential to impact the Meiji Seika Group's business results and financial position.

j. The Impact of a Major Earthquake or Fire or a Serious Outbreak of an Infectious Disease

A large earthquake, fire or other natural disaster that causes extensive damage to the Meiji Seika Group's production facilities and results in an extended halt in production has the potential to impact the Meiji Seika Group's business results and financial position.

A global outbreak of a new type of influenza or other infectious disease could cause an emergency resulting from the absence of many employees, limitations on the movement of people, products and raw materials, and other problems. If these events cause an interruption or suspension in manufacturing and distribution activities, there may be an impact on the Group's business results and financial position.

k. Information Systems

The Meiji Seika Group stores personal information concerning a large number of customers in order to conduct sales promotion campaigns, catalog sales and other activities. The Group conducts training programs for all employees and has suitable security measures for information management, including information systems, for the purpose of preventing the loss, mistaken use or alteration of this important data. However, a power outage, fire, software or hardware defect, computer virus, unauthorized access or other unexpected events may cause shutdown and temporary confusion of the information system as well as lost, leaked and altered internal data, including customer information. If any of these events occur, the resulting loss of public confidence may affect the Group's business results and financial position.

l. Outsourcing Activities

The Meiji Seika Group outsources some of its manufacturing activities to companies outside the Group. The inability to receive products from one or more of these outsourcing companies due to a shutdown of operations for whatever reason may affect the Group's business results and financial position.

The above list is not a complete list of the risks to which the Meiji Seika Group is vulnerable.

(3) Risks related to the business of Meiji Dairies

The risk factors that have the potential to impact the Meiji Dairies Group's business results and financial position and materially influence investor opinion of our company performance include the following:

a. Weather

Weather has the potential to affect the Meiji Dairies Group's ice cream, city milk and beverages segments. Cool summer weather, in particular, can cause sales in these segments to decline, which may negatively impact the Meiji Dairies Group's business results and financial position.

b. Dairy Products and Farming Industries

The milk and processed milk products produced by the Meiji Dairies Group are beneficiaries of a tariff system designed to protect the domestic dairy industry. However, the reduction of tariff rates as a result of agricultural negotiations by the World Trade Organization (WTO) and regarding the Free Trade Agreement (FTA) and Economic Partnership Agreement (EPA) could significantly impact the Meiji Dairies Group's earnings.

The Provisional Law on Subsidies for Producers of Milk for Manufacturing Use sets clear guidelines for dairy operation policies, including transaction prices for raw milk. Changes to such law's guidelines for volume limitations, subsidy unit rate, or other elements would have the potential to impact aspects of the Meiji Dairies Group's business operations, such as raw materials procurement costs.

c. Raw Material Price Conditions

Market prices of raw materials used to manufacture the Meiji Dairies Group's milk, milk fat, nonfat dry milk, cheese, and products as well as market prices of energy resources, such as petroleum products used in wrapping materials and heavy oils, fluctuate depending on the market condition. Trends in raw material prices have been having a growing impact on the production costs for domestic dairy farmers that use assorted feed for feeding their livestock in recent years. Growing demand for processed milk products accompanying the economic development of the BRIC countries and other emerging nations, the drought in Australia that has reduced production volume of processed milk products, and the sharp rise in feed grain prices accompanying the growing demand for biofuels are among numerous trends and developments that are causing market prices of raw materials to fluctuate. Such trends could significantly impact the Meiji Dairies Group's earnings in the event it is unable to offset the sharp rises in raw material costs by cutting costs or other measures or if conditions in the domestic market preclude transferring the higher costs to sales prices of the Meiji Dairies Group's products.

d. Foreign Currency Exchange Fluctuation

The Meiji Dairies Group procures a portion of its raw materials and products from overseas and foreign currency exchange rates affect the Meiji Dairies Group's earnings. Generally, a weak yen has a negative impact and a strong yen has a positive impact on earnings.

e. Food Safety

Food safety and quality control are strongly demanded of the food industry. The Meiji Dairies Group maintains a Food Safety Committee to take all possible measures to ensure the safety of the products developed by Meiji Dairies and to establish preventive measures against any foreseeable risks in all of the Meiji Dairies Group's manufacturing processes.

The Meiji Dairies Group's product and service quality control efforts are supported by the implementation of various measures under the Meiji Dairies Quality Assurance System (Meiji Qualias) to further enhance the Meiji Dairies Group's ability to provide safe and attractive products and services.

The Meiji Dairies Group has also established a combined 20 billion yen in commitment-line contracts with seven financial institutions to ensure access to funds in the event of emergencies due to acts of food-related terrorism or product incidents.

Despite these preparatory measures, society-wide product quality issues exceeding the scope of the efforts described above, a necessity to recall the Meiji Dairies Group's products from the market, or unfavorable developments in the food industry that have either a direct or indirect relation to the Meiji Dairies Group Group's products could damage the image of the Meiji Dairies Group's products. Such developments could have a negative impact on Meiji Dairies Group earnings.

f. Information Security

Information security incidents have occurred in recent years in Japan involving leaks of private individual information or unauthorized system access to information systems.

As a corporate entity, Meiji Dairies recognizes information security as an important issue in terms of its social responsibility and from the perspective of the protection of Meiji Dairies. Meiji Dairies has responded by establishing the Information Security Committee, adopting a comprehensive information security policy, and implementing appropriate security measures into Meiji Dairies' information management systems.

Despite these efforts, an unanticipated information security incident in the future, such as unauthorized access or a computer virus, that damages the information system or a leak of internal company information or other data could compromise the Meiji Dairies Group's ability to conduct business, which could impact Meiji Dairies Group earnings.

Meiji Dairies maintains a Risk & Compliance Committee to formulate risk management systems, including preparatory and preventive compliance that may be necessary in emergency situations as well during standard operations. Each company in the Meiji Dairies Group also maintains a Risk & Compliance Committee creating an organic group-wide system to add further strength to the Meiji Dairies Group's crisis management system.

5. 【Material Contracts with Respect to Corporate Management】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there are no material contracts with respect to corporate management.

Information on material contracts with respect to the corporate management of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For information on material contracts of each company in English for the fiscal year ended March 31, 2008, please refer to Appendix E for Meiji Seika, and Appendix F for Meiji Dairies. There is no new information concerning material contracts with respect to the corporate management of either Meiji Seika or Meiji Dairies for the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008).

In addition, with respect to the Share Transfer Plan, the purpose of the Share Transfer and the terms of the Share Transfer, please refer to "I. Summary of Organizational Restructuring (Tender Offer)" of "Part II. Organizational Restructuring (Tender Offer)".

6. 【Research and Development Activities】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to research and development activities.

Information on the research and development activities of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For information on the research and development activities in English of Meiji Seika for the fiscal year ended March 31, 2008 and the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008), please refer to Appendix G. For information on the research and development activities of Meiji Dairies in English for the fiscal year ended March 31, 2008, please refer to "Research and Development" in the Annual Report 2008 (http://www.meinyu.co.jp/investor/library/annualreport/pdf/ar2008_e.pdf). Meiji Dairies invested a total of 1,800 million yen in research and development activities in the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008).

7. 【Analysis of Financial Conditions and Operating Results】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to the analysis of financial conditions and operating results.

An analysis of the financial conditions and operating results of Meiji Seika and Meiji Dairies, both has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For an analysis of the financial conditions and operating results of each company in English for the fiscal year ended March 31, 2008, please refer to "Consolidated Financial Information 2008" for Meiji Seika (http://www.meiji.co.jp/en/annual/pdf/2008/mei2008_financial.pdf), and "Financial Section" in the Annual Report 2008 for Meiji Dairies (http://www.meinyu.co.jp/investor/library/annualreport/pdf/ar2008_e.pdf). For an analysis of the financial conditions and operating results of each company in English for the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008), please refer to Appendix A for Meiji Seika and Appendix B for Meiji Dairies.

III. Description of Facilities

1. 【Summary of Capital Expenditures】

(1) MEIJI Holdings

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to capital expenditures.

(2) Consolidated Subsidiaries

A summary of capital expenditures of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008). For information concerning the capital expenditures of each company in English, please refer to Appendix H for Meiji Seika, and "Capital Investment" of "Review and Analysis of Fiscal 2007 Results" in the Annual Report 2008 for Meiji Dairies (http://www.meinyu.co.jp/investor/library/annualreport/pdf/ar2008_e.pdf).

2. 【Description of Principal Facilities】

(1) MEIJI Holdings

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to principal facilities.

(2) Consolidated Subsidiaries

A description of the principal facilities of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). For information on the principal facilities of each company in English for the fiscal year ended March 31, 2008, please refer to Appendix I for Meiji Seika, and Appendix J for Meiji Dairies. There is no new information concerning the principal facilities of either Meiji Seika or Meiji Dairies for the first quarter of the fiscal year ending March 31, 2009 (April 1, 2008 to June 30, 2008).

3. 【Plans to Construct/Remove Facilities】

(1) MEIJI Holdings

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information available with respect to plans to construct or remove facilities.

(2) Consolidated Subsidiaries

Plans of Meiji Seika and Meiji Dairies, which will both become consolidated subsidiaries of MEIJI Holdings, to construct or remove facilities owned by their respective consolidated companies are as follows:

Meiji Seika

Meiji Seika's plans to construct, sell or remove material facilities at the end of the first quarterly consolidated accounting period for the fiscal year ending March 31, 2009 (June 30, 2008) are as follows:

(i) Construction of material facilities

As of June 30, 2008, implemented or planned construction, improvements or repairs for such purposes as improving production capabilities and restructuring the distribution system are as follows:

Company	Name of Facility (Location)	Name of Business Segment	Detail of Facility	Planned Investment Amount		Method of Financing	Date of Commencement of Construction	Scheduled Date of Completion of Construction	Increased Capacities Upon Completion
				Aggregate Amount (¥ millions)	Amount Already Paid (¥ millions)				
Meiji Seika Corporation	Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare Business	Construction of confectionery production line, etc.	2,600	2,565	Own funds	May 2006	August 2008	
Meiji Seika Corporation	Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare Business	Expansion of gum production facility	240	62	Own funds	October 2007	August 2008	
Meiji Seika Corporation	Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare Business	Renovation of gum production facility	590	–	Own funds	April 2008	March 2009	
Meiji Seika Corporation	Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare Business	Renovation of candy production facility	700	–	Own funds	April 2008	June 2009	
Meiji Seika Corporation	Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare Business	Renovation of chocolate production facility	695	229	Own funds	April 2008	June 2009	
Meiji Seika Corporation	Tokai Plant (Fujieda-shi, Shizuoka)	Food & Healthcare Business	Construction of candy production facility	382	205	Own funds	April 2008	November 2008	
Meiji Seika Corporation	Osaka Plant (Takatsuki-shi, Osaka)	Food & Healthcare Business	Construction of snack production facility	460	312	Own funds	April 2008	August 2008	
Meiji Seika Corporation	Osaka Plant (Takatsuki-shi, Osaka)	Food & Healthcare Business	Renovation of electrical substation facility	330	158	Own funds	April 2008	January 2009	
Meiji Seika Corporation	Kanto MC/MDC (Sakado-shi, Saitama)	Food & Healthcare Business	Expansion of building	1,080	330	Own funds	April 2007	August 2008	
Meiji Seika Corporation	Kanto MC/MDC (Sakado-shi, Saitama)	Food & Healthcare Business	Expansion of distribution facility	1,260	412	Own funds	April 2007	August 2008	
Meiji Seika Corporation	Kansai MC/MDC (Takatsuki-shi, Osaka)	Food & Healthcare Business	Expansion of building	730	553	Own funds	April 2007	August 2008	
Meiji Seika Corporation	Kansai MC/MDC (Takatsuki-shi, Osaka)	Food & Healthcare Business	Expansion of distribution facility	1,160	78	Own funds	April 2007	August 2008	
Meiji Seika Corporation	Odawara Plant (Odawara-shi, Kanagawa)	Pharmaceutical Business	Construction of oral formulation production facility	480	373	Own funds	September 2007	March 2009	
Meiji Seika Corporation	Gifu Plant (Kitagata-cho, Motosu-gun, Gifu)	Pharmaceutical Business	Construction of agricultural chemical production facility	440	–	Own funds	June 2008	November 2008	
Tedec-Meiji Farma S.A.	Head Office Plant (Madrid, Spain)	Pharmaceutical Business	Expansion of warehouse	290	–	Own funds and borrowed funds	July 2008	April 2009	

(Notes) 1. Because the Meiji Seika Group produces foods and pharmaceuticals of varying quality and configuration, and shares facilities for the production of many products across the range produced by the Meiji Seika Group, it is difficult to calculate increased production capacities upon completion of the above projects.

2. Consumption tax and other charges are not included in the above figures.

(ii) Removal of material facilities

As of June 30, 2008, Meiji Seika has no plans to remove material facilities.

Meiji Dairies

Meiji Dairies' plans to construct, sell or remove material facilities at the end of the first quarterly consolidated accounting period for the fiscal year ending March 31, 2009 (June 30, 2008) are as follows:

(i) Construction of material facilities

Construction, expansions and renovations scheduled as of June 30, 2008, which are material are as follows:

Company and Name of Facility	Location	Name of Business Segment	Detail of Facility	Planned Investment Amount		Method of Financing	Date of Commencement and Scheduled Date of Construction	
				Aggregate Amount (¥ millions)	Amount Already Paid (¥ millions)		Commencement	Completion
Meiji Dairies Gunma Plant	Isesaki-shi, Gunma	Food Business	Liquid Food Production Facility	8,500	7,330	Increased capital and own funds (Note)	April 2007	August 2008

(Note) Implemented using funds from the public stock offering conducted on July 28, 2006.

(ii) Removal of material facilities

No material facilities are the subject of any planned sales or removals of facilities as of June 30, 2008.

IV. Description of MEIJI Holdings

1. 【Stock Information】

(1) Total Number of Shares

The number of shares of MEIJI Holdings as of April 1, 2009 is as follows:

a. Total number of shares

Class	Authorized Number of Shares
Common Stock	280,000,000
Total	280,000,000

b. Number of issued and outstanding shares

Class	Number of Issued and Outstanding Shares	Name of Stock Exchange where shares are listed or Securities Dealers Association where shares are registered
Common Stock	76,345,254	Tokyo Stock Exchange
Total	76,345,254	—

(Note) The above number is calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer. Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number.

Because Meiji Seika and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change.

(2) Stock Acquisition Rights

N/A

(3) Rights Plan

N/A

(4) Total Number of Issued and Outstanding Shares, Paid-in Capital

Total numbers of issued and outstanding shares, and paid-in capital, etc. as of April 1, 2009 are as follows:

Date	Increase/decrease in number of issued and outstanding shares (shares)	Total number of issued and outstanding shares (shares)	Increased/decreased amount of paid-in capital (¥ millions)	Balance of paid-in capital (¥ millions)	Increased/decreased amount of capital reserve (¥ millions)	Balance of capital reserve (¥ millions)
April 1, 2009	76,345,254	76,345,254	30,000	30,000	7,500	7,500

(Note) The above number is calculated based on the total number of issued and outstanding shares of Meiji Seika (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the effective date of Effective Date of Share Transfer. Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number.

Because Meiji Seika and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change.

(5) Ownership Status

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no entity or individual holding shares of MEIJI Holdings.

The ownership status of Meiji Seika and Meiji Dairies as of March 31, 2008, both of which will become wholly-owned subsidiaries of MEIJI Holdings, are as follows:

Meiji Seika

(as of March 31, 2008)

Description	Shares (1,000 shares per unit)								Shares Constituting Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Financial Instruments and Exchange Companies	Other Corporate Entities	Foreign Entities		Individuals or Other	Total	
					Other than Individuals	Individuals			
Number of Shareholders	—	90	36	540	212	3	60,294	61,175	—
Number of Shares Owned (units)	—	158,254	6,578	53,018	26,666	3	137,564	382,083	3,452,116
Shareholding Ratio (%)	—	41.42	1.72	13.88	6.98	0.00	36.00	100.00	—

(Notes) 1. There are 6,450,955 treasury shares, 6,450 units of which are included in "Individual or Other" and 955 shares of which are included in "Shares Constituting Less Than One Unit".

The 6,450,955 treasury shares represent the number of shares recorded on the shareholder register, and the number of shares beneficially held is 6,448,955 shares.

2. 43 units of shares held by the Japan Securities Depository Center, Inc. ("JASDEC") are included in "Other Corporate Entities" above.

Meiji Dairies

(as of March 31, 2008)

Description	Shares (1,000 shares per unit)								Shares Constituting Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Financial Instruments and Exchange Companies	Other Corporate Entities	Foreign Entities		Individuals or Other	Total	
					Other than Individuals	Individuals			
Number of Shareholders	—	90	44	307	284	5	22,826	23,556	—
Number of Shares Owned (units)	—	141,977	7,760	42,802	68,247	6	65,499	326,291	3,357,786
Shareholding Ratio (%)	—	43.51	2.38	13.12	20.92	0.00	20.07	100.00	—

(Notes) 1. There are 1,130,509 treasury shares, 1,130 units of which are included in "Individual or Other" and 509 shares of which are included in "Shares Constituting Less Than One Unit".

2. 49 units of shares held by JASDEC are included in "Other Corporate Entities" above.

(6) Status of Voting Rights

a. Issued and Outstanding Shares

Because MEIJI Holdings has not yet been established as of the date of this Registration Statement, there is no entity or individual holding shares of MEIJI Holdings. Voting rights with respect to issued and outstanding shares of MEIJI Holdings as of the Date of Incorporation (for the calculation method, please refer to "Note" below), as well as voting rights with respect to issued and outstanding shares of Meiji Seika and Meiji Dairies as of March 31, 2008, are as follows:

MEIJI Holdings

Description	Number of Shares	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	(Cross-holding shares) Common stock: 2,702,300	—	—
Shares with full voting rights (others)	Common stock: 72,904,800	729,048	—
Shares constituting less than one unit	Common stock: 738,154	—	—
Total number of issued and outstanding shares	76,345,254	—	—
Total number of voting rights of all shareholders	—	729,048	—

(Note) The above figures are calculated based on shareholder information of Meiji Seika Meiji Dairies as of March 31, 2008, taking into consideration the share transfer ratio at the time of the Share Transfer. Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the effective date of Effective Date of Share Transfer. Accordingly, the above figures have been calculated based on the assumption that the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have been cancelled. Moreover, although Meiji Seika and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change as a result of whether or not such treasury shares are cancelled.

Meiji Seika

(As of March 31, 2008)

Description	Number of Shares	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	(Shares held by Meiji Seika) Common stock: 6,448,000	—	—
	(Cross-holding shares) Common stock: 239,000		
Shares with full voting rights (others)	Common stock: 375,396,000	375,396	—

Shares constituting less than one unit	Common stock: 3,452,116	—	—
Total number of issued and outstanding shares	385,535,116	—	—
Total number of voting rights of all shareholders	—	375,396	—

(Notes) 1. The number of shares in "Shares Constituting Less Than One Unit" includes 738 shares held by Miyako Transportation Yuso Co., Ltd. and 955 shares held by Meiji Seika as treasury shares.

2. 43,000 shares (43 units) held by JASDEC are included in "Shares with full voting rights (others)" above.

Meiji Dairies

(As of March 31, 2008)

Description	Number of Shares	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting right (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	Common stock: 1,130,000	—	—
Shares with full voting rights (others)	Common stock: 325,161,000	325,161	
Shares constituting less than one unit	Common stock: 3,357,786	—	Shares constituting less than one unit (1,000 shares)
Total number of issued and outstanding shares	329,648,786	—	—
Total number of voting rights of all shareholders	—	325,161	—

(Notes) 1. 49,000 shares held by JASDEC are included in the shares of common stock set forth in "Shares with full voting rights (others)" above and the 49 units of voting rights represented by such 49,000 shares are included in "Number of Voting Rights".

2. The shares of common stock set forth in "Share constituting less than one unit" include 509 shares held by Meiji Dairies as treasury shares.

b. Treasury Shares

Because MEIJI Holdings will be established through the Share Transfer, MEIJI Holdings will not hold treasury shares as of April 1, 2009, the Effective Date of Share Transfer. Shares of MEIJI Holdings cross-held as of the date of its incorporation, as well as the treasury shares of Meiji Seika and Meiji Dairies as of March 31, 2008, are as follows:

MEIJI Holdings

Name of Holder	Address of Holder	Number of Shares Owned in Own Name	Number of Shares Owned in Other Person's Name	Total Number of Shares Owned	Shareholding Percentage of the Total Outstanding Shares (%)
(Cross-holding shares) Meiji Seika	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo	1,578,000	—	1,578,000	2.07
(Cross-holding shares) Miyako Yuso Transportation Co., Ltd.	22-1, Shimbashi 3-chome, Minato-ku, Tokyo	2,600	5,300	7,900	0.01
(Cross-holding shares) Tamura seiyaku K.K.	5-9, Sakashita 3-chome, Itabashi-ku, Tokyo	1,000	—	1,000	0.00
(Cross-holding shares) Nitto Co., Ltd.	5-1, Tomigaya 1-chome, Shibuya-ku, Tokyo	15,000	—	15,000	0.02
(Cross-holding shares) Meiji Food Materia Co., Ltd.	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo	1,100	—	1,100	0.00
(Cross-holding shares) Meiji Sangyo Co., Ltd.	288 Oaza-Takanashi, Suzaka-shi, Nagano	5,800	—	5,800	0.01
(Cross-holding shares) Meiji Dairies	2-10, Shinsuna 1-chome, Koto-ku, Tokyo	1,081,100	—	1,081,100	1.42
(Cross-holding shares) Meiji Feed Co. Ltd.	26-11, Midori 1-chome, Sumida-ku, Tokyo	12,400	—	12,400	0.02
Total	—	2,697,000	5,300	2,702,300	3.54

(Note) The above figures are calculated based on shareholder information of Meiji Seika and Meiji Dairies as of March 31, 2008, taking into consideration the share transfer ratio at the time of the Share Transfer. Meiji Seika and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer. Accordingly, the above figures have been calculated based on the assumption that the respective treasury shares which the companies held as of March 31, 2008 (Meiji Seika: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have been cancelled. Moreover, although Meiji Seika and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change as a result of whether or not such treasury shares are cancelled.

Meiji Seika

(As of March 31, 2008)

Name of Holder	Address of Holder	Number of Shares Owned in its Own Name	Number of Shares Owned in Other Person's Name	Total Number of Shares Owned	Shareholding Percentage of the Total Outstanding Shares (%)
(Treasury shares) Meiji Seika	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo	6,448,000	—	6,448,000	1.67
(Cross-holding shares) Miyako Yuso Transportation Co., Ltd.	22-1, Shimbashi 3-chome, Minato-ku, Tokyo	26,000	53,000	79,000	0.02
(Cross-holding shares) Tamura seiyaku K.K.	5-9, Sakashita 3-chome, Itabashi-ku, Tokyo	10,000	—	10,000	0.00
(Cross-holding shares)	5-1, Tomigaya 1-chome,	150,000	—	150,000	0.04

Nitto Co., Ltd.	Shibuya-ku, Tokyo				
Total	—	6,634,000	53,000	6,687,000	1.73

(Notes) 1. 2,000 shares (representing 2 units of voting rights) are registered under the name of Meiji Seika on the shareholders' register, but are not beneficially owned by Meiji Seika. Such shares are included in "Shares with full voting rights (others)" in the table displaying information in connection with Meiji Seika in "a. Issued and Outstanding Shares" above.

2. The reason for Miyako Yuso Transportation Co., Ltd.'s holding of shares under a different registered name is as follows:

Reason for Shareholding	Name of Registered Entity	Address of Registered Entity
Commonly-owned interest in a stock purchase association in which Miyako Yuso Transportation Co., Ltd. participates	Meiji Seika Kaisha, Ltd. Business Partners Stock Purchase Association	4-16 Kyobashi 2-chome, Chuo-ku, Tokyo

Meiji Dairies

(As of March 31, 2008)

Name of Holder	Address of Holder	Number of Shares Owned in its Own Name	Number of Shares Owned in Other Person's Name	Total Number of Shares Owned	Shareholding Percentage of the Total Outstanding Shares (%)
Meiji Dairies	2-10, Shinsuna 1-chome, Koto-ku, Tokyo	1,130,000	—	1,130,000	0.34
Total	—	1,130,000	—	1,130,000	0.34

(7) Stock Option Plan

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information with respect to a stock option plan.

2. 【Acquisition of Own Shares】

【Class of Shares 】

Because MEIJI Holdings has not been established as of the date of this Registration Statement there is no information with respect to class of shares.

(1) Status of Acquisition of Own Shares based on a Resolution of a General Meeting of Shareholders

Because MEIJI Holdings has not been established as of the date of this Registration Statement there is no information with respect to acquisitions of own shares based on a resolution of a general meeting of shareholders.

(2) Status of Acquisition of Own Shares based on a Resolution of a Meeting of the Board of Directors

Because MEIJI Holdings has not been established as of the date of this Registration Statement there is no information with respect to acquisitions of own shares based on a resolution of a meeting of the Board of Directors.

(3) Status of Acquisition of Own Shares not based on Resolutions of a General Meeting of Shareholders or a Meeting of the Board or Directors

Because MEIJI Holdings has not been established as of the date of this Registration Statement there is no information with respect to acquisitions of own shares not based on resolutions of a general meeting of shareholders or a meeting of the Board of Directors.

(4) Status of Disposition and Retention of Treasury Shares

Because MEIJI Holdings has not been established as of the date of this Registration Statement there is no information with respect to the disposition or retention of treasury shares.

3. [Dividend Policy]

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no information with respect to basic dividend policy, basic policy concerning the number of dividend payments per year or the use of retained earnings. Furthermore, because MEIJI Holdings will be established on April 1, 2009 pursuant to share transfer procedures set forth in the Companies Act, it has not completed a fiscal term as of the date of this Registration Statement and, therefore, there is no information with respect to MEIJI Holdings' policy on the determination of dividends in the most recent fiscal period.

With respect to the organ to determine dividend payments, MEIJI Holdings plans to stipulate in its Articles of Incorporation that MEIJI Holdings may, by resolution of its Board of Directors and without the resolution of a general meeting of shareholders, distribute surplus. Moreover, MEIJI Holdings plans to stipulate in its Articles of Incorporation that MEIJI Holdings may, by resolution of its Board of Directors, distribute interim dividends (distribution of surplus as set forth in Article 454, Paragraph 5 of the Companies Act).

MEIJI Holdings will stipulate in its Articles of Incorporation that (i) the record date for the distribution of year-end dividend shall be March 31 of each year, (ii) the record date for the distribution of interim dividends shall be September 30 of each year, and (iii) MEIJI Holdings may set a record date and make distributions of surplus in addition to the aforementioned year-end and interim dividends.

4. [Share Price Information]

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there is no share price information available for MEIJI Holdings. Historical share prices of Meiji Seika and Meiji Dairies, both of which will become wholly-owned subsidiaries of MEIJI Holdings, are as follows:

Meiji Seika

(1) Highest/Lowest Share Price for the Most Recent 5 Fiscal Years

Term		145th Term	146th Term	147th Term	148th Term	149th Term
Fiscal Year End		March 2004	March 2005	March 2006	March 2007	March 2008
Share Price (yen)	High	498	547	647	627	590
	Low	351	412	481	512	423

(Note) The highest and lowest prices above are as quoted on the first section of the Tokyo Stock Exchange.

(2) Highest/Lowest Monthly Share Price for the Most Recent 6 Months

Month		Apr. 2008	May 2008	Jun. 2008	Jul. 2008	Aug. 2008	Sep. 2008
Share Price (yen)	High	543	532	477	510	524	555
	Low	498	456	448	434	491	465

(Note) The highest and lowest prices above are as quoted on the first section of the Tokyo Stock Exchange.

Meiji Dairies

(3) Highest/Lowest Share Price for the Most Recent 5 Fiscal Years

Term		126th Term	127th Term	128th Term	129th Term	130th Term
Fiscal Year End		March 2004	March 2005	March 2006	March 2007	March 2008
Share Price (yen)	High	509	663	718	1,082	989
	Low	368	462	557	667	494

(Note) The highest and lowest prices above are as quoted on the first section of the Tokyo Stock Exchange.

(4) Highest/Lowest Monthly Share Price for the Most Recent 6 Months

Month		Apr. 2008	May 2008	Jun. 2008	Jul. 2008	Aug. 2008	Sep. 2008
Share Price (yen)	High	673	648	575	559	627	642
	Low	600	555	525	475	543	536

(Note) The highest and lowest prices above are as quoted on the first section of the Tokyo Stock Exchange.

5. 【Directors, Auditors and Executive Officers Information】

Directors, Auditors and Executive Officers of MEIJI Holdings as of April 1, 2009 are as follows:

Title	Name	Date of Birth	Employment History		Term of Office	(1) Number of Shares of Meiji Seika Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
President and Representative Director	Naotada Sato	March 25, 1940	Apr. 1964	Joined Meiji Seika	(Note) 4	(1) 101,828 shares (2) 0 shares (3) 10,182 shares
			Jun. 1995	Director		
			Jun. 1999	Managing Director		
			Jun. 2001	Director (current)		
			Jun. 2001	Representative Director (current)		
			Jun. 2001	Executive Vice President		
			Jun. 2003	President (current)		
Executive Vice President and Representative Director	Shigetaro Asano	September 17, 1943	Apr. 1966	Joined Meiji Dairies	(Note) 4	(1) 0 shares (2) 124,000 shares (3) 14,508 shares
			Apr. 1994	General Manager of Marketing Planning Department		
			Jun. 1995	Director		
			Jun. 1995	General Manager of Personnel Department		

Title	Name	Date of Birth	Employment History		Term of Office	(1) Number of Shares of Meiji Seika Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
			Jun. 1999	Senior Managing Director		
			Jun. 2001	Executive Vice President and Director		
			Apr. 2003	President and Representative Director (current)		
Director and Executive Officer	Akio Takahashi	July 27, 1941	Apr. 1964	Joined Meiji Seika	(Note) 4	(1) 47,196 shares (2) 0 shares (3) 4,719 shares
			Oct. 1998	Director of the General Affairs Department, Director of Legal Department		
			Jun. 1999	Director (current)		
			Jun. 2001	Senior Vice President		
			Jun. 2003	Executive Vice President		
			Jun. 2005	Representative Director (current)		
			Jun. 2005	Senior Executive Vice President (current)		
Director and Executive Officer	Tsuyoshi Nagata	August 26, 1946	Apr. 1969	Joined Meiji Dairies	(Note) 4	(1) 0 shares (2) 42,000 shares (3) 4,914 shares
			Apr. 2001	General Manager of Administration Department, General Manager of Accounting Center		
			Jun. 2001	Director		
			Jun. 2001	General Manager of Administration Department		
			Apr. 2003	Managing Director		
			Jun. 2005	Senior Managing Director (current)		
Director	Kaname Tanaka	November 13, 1944	Apr. 1968	Joined Meiji Dairies	(Note) 4	(1) 0 shares (2) 47,000 shares (3) 5,499 shares
			Apr. 1998	General Manager of Kansai Plant		
			Jun. 1999	Director		
			Jun. 1999	General Manager of Kanto Plant		
			Jun. 2001	Managing Director		
			Apr. 2003	Senior Managing Director (current)		
Director	Masahiko Matsuo	August 7, 1946	Apr. 1969	Joined Meiji Seika	(Note) 4	(1) 21,444 shares (2) 0 shares (3) 2,144 shares
			Jun. 2001	Vice President		
			Oct. 2001	Director of Pharmaceutical Production Division, Director of Pharmaceutical International Division		
			Jun. 2002	Director (current)		
			Jun. 2003	Senior Vice President		
			Jun. 2007	Executive Vice President (current)		

Title	Name	Date of Birth	Employment History		Term of Office	(1) Number of Shares of Meiji Seika Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
			Jul. 2007	Senior Vice President and Representative Director of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. (current)		
Director	Harunobu Tsukanishi	February 26, 1946	Apr. 1968	Joined Meiji Seika	(Note) 4	(1) 30,468 shares (2) 0 shares (3) 3,046 shares
			Oct. 1998	Director of Personnel Department		
			Jun. 2001	Vice President		
			Jun. 2003	Director (current)		
			Jun. 2003	Senior Vice President		
			Jun. 2007	Executive Vice President (current)		
			Jun. 2008	Chairman and Representative Director of Meiji-Four Seas Co., Ltd. (current)		
			Jun 2008	Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd. (current)		
Director	Shouichi Ihara	June 22, 1947	Jul. 1971	Joined Meiji Dairies	(Note) 4	(1) 0 shares (2) 15,000 shares (3) 1,755 shares
			Apr. 2003	General Manager of Kansai Main Branch		
			Jun. 2003	Director		
			Apr. 2005	General Manger of City Milk Consolidated Marketing Division		
			Jun. 2005	Managing Director		
			Apr. 2007	Senior Managing Director (current)		
Director (outside) (Note 1)	Hidetoshi Yajima	January 25, 1935	Dec. 1959	Joined Nihon Aeroplane Manufacturing Company	(Note) 4	(1) 5,580 shares (2) 0 shares (3) 558 shares
			Jun. 1977	Joined Shimadzu Corporation("Shimadzu")		
			Jun. 1990	Director of Shimadzu		
			Jun. 1994	Managing Director of Shimadzu		
			Jun. 1996	Senior Managing Director of Shimadzu		
			Jun. 1998	President and Director of Shimadzu		
			Jun. 2003	Chairman and Director of Shimadzu (current)		
			Jun. 2006	Director of Meiji Seika (current)		
Director (outside) (Note 1)	Youko Sanuki	April 3, 1949	Apr. 1981	Registered as attorney at law	(Note) 4	(1) 0 shares (2) 0 shares (3) 0 shares
			Nov. 2001	Opened NS Law Office		
			Jun. 2003	Alternate Auditor of Meiji		

Title	Name	Date of Birth	Employment History		Term of Office	(1) Number of Shares of Meiji Seika Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
				Dairies		
			Jun. 2007	Auditor of Meiji Dairies (current)		
Standing Auditor	Kouichirou Kawashima	August 1, 1946	Apr. 1969	Joined Meiji Dairies	(Note) 5	(1) 0 shares (2) 21,560 shares (3) 2,522 shares
			Jun. 2004	President and Director of Fresh Network Systems Co., Ltd.		
			Jun. 2005	Director of Meiji Dairies		
			Jun. 2007	Standing Auditor of Meiji Dairies (current)		
Standing Auditor	Chikao Morishima	July 3, 1947	Apr. 1970	Joined Meiji Trading Co., Ltd. (Note 3)	(Note) 5	(1) 7,869 shares (2) 0 shares (3) 786 shares
			Jul. 2006	Director of Audit Department of Meiji Seika		
			Jun. 2007	Auditor of Meiji Seika (current)		
Auditor (outside) (Note 2)	Shoji Miyamoto	January 22, 1949	Jul. 1971	Joined Ministry of Agriculture and Forestry	(Note) 5	(1) 0 shares (2) 0 shares (3) 0 shares
			Apr. 2000	Resigned from Ministry of Agriculture, Forestry and Fisheries		
			May 2000	Executive Director of Association of Compensation Fund for Consigned Liabilities in Commodity Futures, Inc. (the "Association")		
			Jun. 2004	Vice President of the Association		
			Apr. 2005	Vice President of National Futures Protection Fund		
			Jun. 2008	Auditor of Meiji Dairies (current)		
Auditor (outside) (Note 2)	Kenichi Yamaguchi	September 30, 1955	Apr. 1980	Joined the Legal Training and Research Institute of Japan	(Note) 5	(1) 869 shares (2) 0 shares (3) 86 shares
			Apr. 1982	Registered as attorney at law (Daini Tokyo Bar Association) Commenced legal services (current)		
			Jun. 2007	Auditor of Meiji Seika (current)		
Total						(1) 215,254 shares (2) 249,560 shares (3) 50,719 shares

(Notes) 1. Among directors, Hidetoshi Yajima and Youko Sanuki are outside directors as defined in Article 2, Paragraph 15 of the Companies Act.

2. Among auditors, Shoji Miyamoto and Kenichi Yamaguchi are outside auditors as defined in Article 2, Paragraph 16 of the Companies Act.

3. Meiji Trading Co., Ltd. merged with and into Meiji Seika as of April 1, 1972.

4. The terms of office of directors are from the Date of Incorporation of MEIJI Holdings on April 1, 2009 until the close of the ordinary general meeting of shareholders of MEIJI Holdings for the fiscal year ending March 31, 2010.

5. The terms of office of auditors are from the Date of Incorporation of MEIJI Holdings on April 1, 2009 until the close of the ordinary general meeting of shareholders of MEIJI Holdings for the fiscal year ending March 31, 2013.

6. "Number of Shares of Meiji Seika/Meiji Dairies Owned" in the above list has been presented based on the ownership status of shares of Meiji Seika and Meiji Dairies as of March 31, 2008. "Number of Shares of MEIJI Holdings to be Allocated" has been determined pursuant to such ownership status, and taking into consideration the Share Transfer Ratio at the time of the Share Transfer. Therefore, the "Number of Shares of Meiji Seika / Meiji Dairies Owned" and the "Number of Share of MEIJI Holdings to be Allocated" may change up until immediately before the Date of Incorporation of MEIJI Holdings.

7. Titles in the above list are those which have been decided as of the date of this Registration Statement.

8. MEIJI Holdings positions its Board of Directors as an organization which specializes in the determination of significant managerial matters within the MEIJI Group and supervision of business execution. MEIJI Holdings will adopt an executive officer system under which the executive officers shall be responsible for the execution of managerial operations. There are eight executive officers, of which four will also serve as directors.

   Executive officers of MEIJI Holdings are as follows:

Title	Name
President	Naotada Sato
Executive Vice President	Shigetaro Asano
Executive Officer	Akio Takahashi
Executive Officer	Tsuyoshi Nagata
Executive Officer	Hideki Takahashi
Executive Officer	Takashi Hirahara
Executive Officer	Takaaki Yanaka
Executive Officer	Michiro Saza

6. 【Corporate Governance】

(1) Corporate Organs

In addition to general meetings of shareholders and Directors, MEIJI Holdings shall establish or appoint:

- Board of Directors
- Auditors
- Board of Auditors
- Accounting Auditor

Moreover, MEIJI Holdings shall also establish a Nominations Committee and a Remuneration Committee, which will both be comprised of volunteers, in order to discuss matters in connection with (i) the appointment of candidates for Directors of MEIJI Holdings and (ii) remuneration of directors, auditors and executive officers of MEIJI Holdings.

(2) Remuneration of Directors and Auditors

Remuneration of Directors and Auditors of MEIJI Holdings shall be determined by the resolution of the general meeting of shareholders; provided, however, that compensation for Directors and Auditors of MEIJI Holdings during the period from the date of its incorporation until the close of the first ordinary general meeting of shareholders will be set forth in the Articles of Incorporation. MEIJI Holdings plans to stipulate in the Articles of Incorporation that the maximum amount of remuneration Directors may receive on an annual basis shall be 1 billion yen in the aggregate, and the maximum amount of remuneration Auditors may receive on an annual basis shall be 300 million yen in the aggregate.

(3) Number of Directors

The Articles of Incorporation of MEIJI Holdings will state that the number of Directors of MEIJI Holdings shall be no more than fifteen (15). The Articles of Incorporation will also provide that a resolution to elect Directors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of the total voting rights are present, and shall be adopted by a majority of votes thereof. Furthermore, the Articles of Incorporation will stipulate that cumulative voting shall not be used with respect to resolutions to elect Directors.

(4) Special Resolutions of the General Meeting of Shareholders

The Articles of Incorporation will stipulate that special resolutions of the shareholders set forth in Article 309, Paragraph 2 of the Companies Act shall be made at a meeting at which the shareholders holding one-third or more of the total voting rights of the shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority constituting at least two-thirds (2/3) thereof. The objective of this provision will be to smoothly operate general meetings of shareholders by reducing the quorum required for a special resolution to be adopted at the shareholders' meeting.

(5) Matters to be Determined by the Board of Directors

In order for MEIJI Holdings to flexibly return profits to its shareholders, the Articles of Incorporation will stipulate that, unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution and without a resolution of the general meeting of shareholders, determine matters, such as distribution of surplus, which are provided in each item of Article 459, Paragraph 1 of the Companies Act. Furthermore, in order to enable a flexible capital policy responsive to changes in the business environment, the Articles of Incorporation will stipulate that MEIJI Holdings may, pursuant to Article 165, Paragraph 2 of the Companies Act, acquire its own shares by resolution of its Board of Directors. The Articles of Incorporation of MEIJI Holdings will also stipulate that, pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act, MEIJI Holdings may, by resolution of the Board of Directors, exempt its directors (including persons who have previously served as MEIJI Holdings' director) and its auditors (including persons who have previously served as MEIJI Holdings' auditor) from the liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The objective of these provisions will be to ensure that Directors and Auditors fully play their expected roles.

(6) Relationships with Outside Directors and Outside Auditors

Mr. Hidetoshi Yajima and Ms. Youko Sanuki, Outside Directors of MEIJI Holdings, serve as Outside Director of Meiji Seika and Outside Auditor of Meiji Dairies, respectively, and Messrs. Kenichi Yamaguchi and Shoji Miyamoto, Outside Auditors of MEIJI Holdings, serve as Outside Auditors of Meiji Seika and Meiji Dairies, respectively. There are no other personnel relationships, capital relationships, transactional relationships or other conflicts of interest between the Outside Directors and Outside Auditors and MEIJI Holdings other than with Mr.

Hidetoshi Yajima, an Outside Director, and Mr. Kenichi Yamaguchi, Outside Auditor, who both hold shares of Meiji Seika.

(7) Because MEIJI Holdings has not been established as of the date of this Registration Statement, matters other than those set forth above have not yet been determined.

(8) The organizational structure of MEIJI Holdings will be as follows:


General Meeting of Shareholders
Nominating Committee
Compensation Committee
Board of Directors
Board of Auditors
Audit Office
* Department of Business Reorganization Promotion
Department of Management Planning
Department of Accounting and Finance
Department of Personnel and General Affairs
Department of IR · Public Relations

* The Department of Business Reorganization Promotion will function as the secretariat of the Business Reorganization Promotion Committee which will be established separately.

V. Financial Condition

Because MEIJI Holdings has not been established as of the date of this Registration Statement, it has not completed a fiscal term and therefore, there is no information available with respect to consolidated financial statements.

Information on the financial condition of Meiji Seika and Meiji Dairies has been provided in their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on June 27, 2008 and amended on October 6, 2008 and by Meiji Dairies on June 27, 2008) and Quarterly Securities Reports (as filed with the Kanto Local Finance Bureau by Meiji Seika on August 12, 2008 and by Meiji Dairies on August 14, 2008). An English translation of such financial information has been attached hereto as Exhibits 1- 4.

VI. Summary of Shareholder Service of MEIJI Holdings

Summary of shareholder service provided by MEIJI Holdings is as follows:

Fiscal Year		From April 1 to March 31
Ordinary General Meeting of Shareholders		In June
Record Date		March 31
Class of Shares		Not yet determined
Record Dates for Dividends		March 31, September 30
Number of Shares Constituting One Unit		100 shares
Transfer Agent	Handling Office	Mitsubishi UFJ Trust and Banking Corporation, Corporate Agency Division 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Share Registration Agent	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Liaison Offices	Not yet determined
	Fee for Transfer	Not yet determined
	Fee for Delivery of New Shares	Not yet determined
Purchase of Shares Constituting Less Than a Whole Unit	Handling Office	Mitsubishi UFJ Trust and Banking Corporation, Corporate Agency Division 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Share Registration Agent	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
	Liaison Offices	Not yet determined
	Fee of Purchase	Not yet determined
Method of Public Notice		MEIJI Holdings will make its public notices electronically; provided that it will provide notice in the *Nihon Keizai Shimbun* in the event that it is unable to use the electronic method due to an accident or other compelling reasons. URL for public notice: Not yet determined
Special Benefits to Shareholders		Not yet determined

(Note) MEIJI Holdings plans to stipulate in the Articles of Incorporation that shareholders of MEIJI Holdings (including beneficial shareholders) may not exercise any rights with respect to shares constituting less than one unit, other than the following: (i) those rights stipulated in each item of Article 189, Paragraph 2 of the Companies Act, (ii) the right to make a request pursuant to Article 166, Paragraph 1 of the Companies Act, (iii) the right to receive an allocation of offered shares and offered stock acquisition rights in accordance with the number of shares held by the shareholder, and (iv) the right to request that MEIJI Holdings sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares already held by such shareholder.

VII. Reference Information of MEIJI Holdings

1. 【Information on Parent Company, etc. of MEIJI Holdings】

MEIJI Holdings does not have a parent company, defined in Article 24-7, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

2. 【Other Reference Information】

N/A

Part IV. Special Information

I. Recent Financial Statements of MEIJI Holdings and its Linked Subsidiaries

1. 【Balance Sheets】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, it has not completed a fiscal term and, therefore, there is no information available with respect to any balance sheets.

2. 【Statement of Income】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, it has not completed a fiscal term and, therefore, there is no information available with respect to any statement of income.

3. 【Statement of Changes in Net Assets】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, it has not completed a fiscal term and, therefore, there is no information available with respect to any statement of changes in net assets.

4. 【Statement of Cash Flows】

Because MEIJI Holdings has not been established as of the date of this Registration Statement, it has not completed a fiscal term and, therefore, there is no information available with respect to any statement of cash flows.

Part V. Information on Companies Subject to Organizational Restructuring

I. Companies which are subject to Organizational Restructuring and Continuous Disclosure

Meiji Seika

(1) Documents submitted by the company subject to organizational restructuring

a. Annual Securities Report (*Yukashoken houkokusho*) and Exhibits

149th Term (from April 1, 2007 to March 31, 2008) as filed with the Kanto Local Finance Bureau on June 27, 2008

b. Quarterly Securities Report (*Shihanki houkokusho*) or Semi-annual Securities Report (*hanki houkokusho*)

First quarter of the 150th Term (from April 1, 2008 to June 30, 2008) as filed with the Kanto Local Finance Bureau on August 12, 2008

c. Extraordinary Report (*Rinji houkokusho*)

After the filing of the Annual Securities Report in (a.) above and prior to the date of submission of this Registration Statement (October 29, 2008), Meiji Seika filed an Extraordinary Report with the Kanto Local Finance Bureau on September 11, 2008, pursuant to Article 19, Paragraph 2, Item 6-3 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

d. Amendment Report (*Teisei houkokusho*)

Meiji Seika filed an Amendment Report (an amendment report pertaining to the Annual Securities Report in (a) above) with the Kanto Local Finance Bureau on October 6, 2008.

(2) Location at which a copy of the above documents are available to the public

Meiji Seika Kaisha, Ltd.
(4-16, Kyobashi 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Meiji Dairies

(3) Documents submitted by the company subject to organizational restructuring

a. Annual Securities Report (*Yukashoken houkokusho*) and Exhibits

130th Term (from April 1, 2007 to March 31, 2008) as filed with the Kanto Local Finance Bureau on June 27, 2008

b. Quarterly Report (*Shihanki houkokusho*) or Semi-annual Securities Report (*hanki houkokusho*)

First quarter of the 131st Term (April 1, 2008 to June 30, 2008) as filed with the Kanto Local Finance Bureau on August 14, 2008

c. Extraordinary Report (*Rinji houkokusho*)

After the filing of the Annual Securities Report in (a) above and prior to the date of submission of this Registration Statement (October 29, 2008), Meiji Seika filed an Extraordinary Report with the Kanto Local Finance Bureau on September 11, 2008, pursuant to Article 19, Paragraph 2, Item 6-3 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

d. Amendment Report (*Teisei houkokusho*)

N/A

(4) Location at which a copy of the above documents are available to the public

Meiji Dairies Corporation
(2-10, Shinsuna 1-chome, Koto-ku, Tokyo)

Tokyo Stock Exchange, Inc.
(2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Part VI. Stock Information

I. Transfer of Shares, etc. by Specially Interested Parties

N/A

II. Summary of Third Party Allocation of New Shares, etc.

1. Issuance of Shares, etc. by Third Party Allocation of New Shares, etc.
   N/A
2. Information on Acquirers
   N/A
3. Status of Transfer of Shares, etc. of Acquirers
   N/A

III. Shareholder Information

Because MEIJI Holdings has not been established as of the date of this Registration Statement, there are no shareholders. Shareholder information as of the end of March 2008 of Meiji Seika and Meiji Dairies, which are both to become wholly-owned subsidiaries of MEIJI Holdings is as follows:

Meiji Seika

(as of March 31, 2008)

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Mizuho Bank, Ltd. (Standing proxy: Trust & Custody Services Bank , Ltd.	1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo (8-12, Harumi 1-chome, Chuo-ku, Tokyo)	18,763	4.87
The Dai-ichi Mutual Life Insurance Company (Standing proxy: Trust & Custody Services Bank , Ltd.	13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo (8-12, Harumi 1-chome, Chuo-ku, Tokyo)	16,163	4.19
The Master Trust Bank of Japan Ltd. (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	15,992	4.15
Nippon Life Insurance Company	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	14,707	3.81
Meiji Dairies Corporation	2-10, Shinsuna 1-chome, Koto-ku, Tokyo	10,811	2.80
Fukoku Mutual Life Insurance Company (Standing proxy: Trust & Custody Services Bank , Ltd.	2-2, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo (8-12, Harumi 1-chome, Chuo-ku, Tokyo)	10,001	2.59
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	8,285	2.15
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	6,804	1.77
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo	6,512	1.69

Meiji Seika Kaisha Employee Ownership	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo	5,712	1.48
Total	—	113,752	29.51

(Notes) 1. In addition to the shares listed above, Meiji Seika beneficially holds 6,448 thousand shares as treasury shares (representing a 1.67% shareholding percentage of the total shares issued and outstanding).

2. On March 5, 2007, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and the companies set forth below with which it jointly owns shares submitted a substantial shareholding report stating that such companies held 19,711 thousand shares (representing a 5.11% shareholding percentage of the total shares issued and outstanding) as of February 26, 2007. However, because it is not possible to verify the number of shares beneficially held by such companies as of March 31, 2008, such information has not been included in the above information with respect to major shareholders of Meiji Seika.

The details of the aforementioned substantial shareholding report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	6,804	1.77
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	10,950	2.84
Mitsubishi UFJ Securities Co., Ltd.	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	651	0.17
Mitsubishi UFJ Asset Management Co., Ltd.	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1,305	0.34

3. On July 23, 2007, Mizuho Bank, Ltd. and the companies set forth below with which it jointly owns shares submitted a substantial shareholding amendment report stating that such companies held 25,900 thousand shares (representing a 6.72% shareholding percentage of the total shares issued and outstanding) as of July 13, 2007. However, because it is not possible to verify the number of shares beneficially held by such companies as of March 31, 2008, such information has not been included in the above information pertaining to major shareholders of Meiji Seika.

The details of the aforementioned substantial shareholding amendment report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Mizuho Bank, Ltd.	1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo	18,763	4.87
Mizuho Corporate Bank, Ltd.	3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2,837	0.74
Mizuho Securities Co., Ltd.	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo	519	0.13
Mizuho Trust & Banking Co., Ltd.	2-1, Yaesu 1-chome, Chuo-ku, Tokyo	3,186	0.83

Mizuho Asset Management Co., Ltd.	5-27, Mita 3-chome, Minato-ku, Tokyo	595	0.15

4. On November 21, 2007, Goldman Sachs Japan Co., Ltd. and the companies set forth below with which it jointly owns shares submitted a substantial shareholding report stating that such companies held 19,674 thousand shares (representing a 5.10% shareholding percentage of the total shares issued and outstanding) as of November 15, 2007. However, because it is not possible to verify the number of shares beneficially held by such companies as of March 31, 2008, such information has not been included in the above information pertaining to major shareholders of Meiji Seika.

The details of the aforementioned bulk shareholding report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Goldman Sachs Japan Co., Ltd.	10-1, Roppongi 6-chome, Minato-ku, Tokyo	1,651	0.43
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	17,542	4.55
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A.	470	0.12
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A.	11	0.00

(Note) On May 8, 2008, Goldman Sachs Japan Co., Ltd. and the companies set forth below with which it jointly owns shares submitted a substantial shareholding amendment report stating that such companies held 18,086 thousand shares (representing a 4.69% shareholding percentage of the total shares issued and outstanding) as of April 30, 2008.

The details of the aforementioned substantial shareholding amendment report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Goldman Sachs Japan Co., Ltd.	10-1, Roppongi 6-chome, Minato-ku, Tokyo	1,001	0.26
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	13,490	3.50
Goldman Sachs Asset Management, L.P.	32 Old Slip, New York, New York, 10005 U.S.A.	2,758	0.72
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, U.S.A.	81	0.02
Goldman Sachs Asset Management Co, Ltd.	10-1, Roppongi 6-chome, Minato-ku, Tokyo	756	0.20

Meiji Dairies

(as of March 31, 2008)

Name	Address	Number of Shares Owned (thousands)	Percentage of Shareholding of the Total Outstanding Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	23,128	7.02
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo	15,849	4.81
Mizuho Bank, Ltd. (Standing proxy: Trust & Custody Services Bank , Ltd.	1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo (Harumi Island Triton Square Office Tower Z 8-12, Harumi 1-chome, Chuo-ku, Tokyo)	14,581	4.42
Meiji Seika Kaisha, Ltd.	4-16, Kyobashi 2-chome, Chuo-ku, Tokyo	13,488	4.09
Resona Bank, Ltd.	2-1, Bingomachi 2-chome, Chuo-ku, Osaka-shi, Osaka	11,000	3.34
Nippon Life Insurance Company	5-12, Imabashi 3-chome, Chuo-ku, Osaka-shi, Osaka	10,013	3.04
The Norinchukin Bank	13-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo	8,085	2.45
The Sumitomo Trust & Banking Co., Ltd. (Standing proxy: Japan Trustee Services Bank, Ltd.)	5-33, Kitahama 4-chome, Chuo-ku, Osaka-shi, Osaka (8-11, Harumi 1-chome, Chuo-ku, Tokyo)	6,985	2.12
Meijinyugyou Kyoueikai	2-10, Shinsuna 1-chome, Koto-ku, Tokyo	5,202	1.58
Sompo Japan Insurance Inc.	26-1, Nishi-shinjuku 1-chome, Shinjuku-ku, Tokyo	4,610	1.40
Total	—	112,945	34.26

(Notes) 1. On July 23, 2007, Meiji Dairies received notice through a copy of a substantial shareholdings amendment report submitted by Mizuho Bank, Ltd. and the companies set forth below that such companies jointly held the following number of shares as of July 13, 2007. Because Meiji Dairies is not able to verify the number of shares beneficially held by such companies as of March 31, 2008, the above information pertaining to major shareholders of Meiji Dairies sets forth the number of shares which are registered as being held by such shareholders on the shareholders' register.

The details of the aforementioned substantial shareholding amendment report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Mizuho Bank, Ltd.	1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo	14,581	4.42
Mizuho Securities Co., Ltd.	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo	496	0.15

Mizuho Trust & Banking Co., Ltd.	2-1, Yaesu 1-chome, Chuo-ku, Tokyo	2,698	0.82
Mizuho Asset Management Co., Ltd.	5-27, Mita 3-chome, Minato-ku, Tokyo	588	0.18

2. On March 3, 2008, Meiji Dairies received notice, through a copy of a substantial shareholding amendment report submitted by Mitsubishi UFJ Financial Group, Inc. and the companies set forth below with which it jointly owns shares, that such companies jointly held the following number of shares as of February 25, 2008. Because Meiji Dairies is not able to verify the number of shares beneficially held by such companies as of March 31, 2008, the above information pertaining to major shareholders of Meiji Dairies sets forth the number of shares which are registered as being held by such shareholders on the shareholders' register.

   The details of the aforementioned substantial shareholding amendment report are as follows:

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Issued and Outstanding (%)
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	15,740	4.78
Mitsubishi UFJ Securities Co., Ltd.	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	735	0.22
Mitsubishi UFJ Asset Management Co., Ltd.	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1,370	0.42

Because MEIJI Holdings will be established on April 1, 2009 pursuant to share transfer procedures set forth in the Companies Act, it has not completed a fiscal term as of the date of this Registration Statement and, therefore, has not received any auditor's reports.

(End of Securities Registration Statement)

EXHIBIT 1

Consolidated Financial Data for Meiji Seika Kaisha Ltd. (the "Company") extracted from its 149th Annual Securities Report, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan on June 27, 2008 (pages 64 ~ 95)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Nonconsolidated Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the current fiscal year (from April 1, 2007 to March 31, 2008) were prepared in accordance with the Consolidated Financial Statements Regulations as amended. The consolidated financial statements for the previous fiscal year (from April 1, 2006 to March 31, 2007) have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment.

2. Audit Certificate

The consolidated financial statements of the Company for the year ended March 31, 2007 and the accounting period ended March 31, 2007 ("Fiscal 2006") have been audited by certified public accountants The Fuji Accounting Office pursuant to Article 193-2 of the Securities and Exchange Law of Japan. The consolidated financial statements of the Company for the year ended March 31, 2008 ("Fiscal 2007") and the accounting period ended March 31, 2008, have been audited by certified public accountants The Fuji Accounting Office pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(¥ millions)

ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Current Assets					
Cash and Time Deposits		14,773		11,802	
Notes and Accounts Receivable	*5	84,365		78,834	
Inventories		43,180		47,667	
Deferred Tax Assets (current)		4,862		7,136	
Other Current Assets		5,298		4,142	
Allowance for Doubtful Receivables		(22)		(31)	
Total Current Assets		152,457	43.4	149,550	42.9
Fixed Assets					
Property, Plant and Equipment:	*2				
Buildings and Structures		70,789		75,995	
Machinery and Equipment		35,712		40,000	
Tools, Furniture and Fixtures		2,033		2,156	
Land		24,089		24,486	
Construction in Progress		4,415		2,915	
Total Property, Plant and Equipment (net)		137,041		145,554	
Intangible Fixed Assets:					
Goodwill		3,484		2,855	
Other Intangible Fixed Assets		3,776		3,223	
Total Intangible Fixed Assets		7,260		6,078	
Investment and Other Assets:					
Investment Securities	*1,2	46,937		42,827	
Deferred Tax Assets (Non-current)		291		361	
Other Investments and Advances	*1	8,712		5,155	
Allowance for Doubtful Accounts		(1,186)		(917)	
Total Investments and Other Assets		54,754		47,426	
Total Fixed Assets:		199,057	56.6	199,059	57.1
TOTAL ASSETS		351,514	100.0	348,609	100.0

(¥ millions)

LIABILITIES	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Current Liabilities					
Notes and Accounts Payable	*5	34,902		31,185	
Short-Term Bank Loans	*2	21,297		15,569	
Corporate Bonds Payable (Redemption within One Year)		20,000		—	
Commercial Paper		4,500		6,000	
Accrued Expenses		13,414		12,506	
Accrued Income Taxes		1,834		2,982	
Reserve for Employees' Bonuses		4,278		3,931	
Reserve for Returned Goods		340		369	
Reserve for Sales Rebates		5,591		5,213	
Equipment Notes Payable		119		—	
Other Current Liabilities		9,221		12,934	
Total Current Liabilities		115,498	32.9	90,692	26.0
Long-term Liabilities					
Corporate Bonds		20,000		55,000	
Long-Term Debt	*2	17,130		21,377	
Deferred Tax Liabilities (Non-Current)		15,810		11,422	
Employees' Retirement Benefits		16,504		11,205	
Reserve for Directors' Retirement Bonuses		295		236	
Other Long-term Liabilities		3,510		3,562	
Total Long-term Liabilities		73,251	20.8	102,805	29.5
TOTAL LIABILITIES		188,750	53.7	193,498	55.5
NET ASSETS					
Shareholders' Equity					
Common Stock		28,363	8.1	28,363	8.1
Capital Surplus		34,949	9.9	34,947	10.0
Retained Earnings		81,173	23.1	84,306	24.2
Treasury Stock		(3,485)	(1.0)	(3,530)	(1.0)
Total Shareholders' Equity		140,999	40.1	144,087	41.3
Valuation and Translation Adjustments					
Difference in Valuation of Other Securities		17,245	4.9	8,631	2.5
Deferred Gains or Losses on Hedges		816	0.3	(1,886)	(0.5)
Foreign Currency Translation Adjustments		44	0.0	425	0.1
Total Valuation and Translation Adjustments		18,107	5.2	7,171	2.1
Minority Interests		3,656	1.0	3,852	1.1
Total Net Assets		162,763	46.3	155,111	44.5
Total Liabilities and Net Assets		351,514	100.0	348,609	100.0

CONSOLIDATED INCOME STATEMENT (¥ millions)

	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Net Sales		393,853	100.0	404,711	100.0
Cost of sales	*2	220,942	56.1	234,228	57.9
Gross profit		172,910	43.9	170,483	42.1
Transfer to Reserve for Returned Goods		50	0.0	—	—
Reversal from Reserve for Returned Goods		—	—	70	0.0
Adjusted Gross Profit		172,860	43.9	170,553	42.1
Selling, General and Administrative Expenses	*1,2				
Selling Expenses		117,300		116,862	
General and Administrative Expenses		42,976		40,965	
Total Selling, General and Administrative Expenses		160,276	40.7	157,827	39.0
Operating income		12,584	3.2	12,725	3.1
Other Income					
Interest Income		75		110	
Dividend Income		868		933	
Rent for Personal and Real Property		592		591	
Gain on Foreign Currency Exchange		303		—	
Other Income		869		1,253	
Equity-Method Investment Gain		112		73	
Total Other Income		2,822	0.7	2,962	0.8
Other Expenses					
Interest Expenses		1,313		1,555	
Other Losses		1,465		2,432	
Total Other Expenses		2,778	0.7	3,987	1.0
Ordinary Income		12,627	3.2	11,701	2.9
Extraordinary Income					
Gain on Sales of Property, Plant and Equipment	*3	249		1,739	
Gain on Sales of Investment Securities		720		462	
Other Extraordinary Income		320		59	
Total Extraordinary Income		1,290	0.3	2,261	0.6
Extraordinary Losses					
Loss on Disposal of Property, Plant and Equipment	*4	1,728		1,326	
Loss on Product Collection		—		338	
Loss on Valuation of Investments in Affiliates		466		—	
Other Extraordinary Losses		614		212	
Total Extraordinary Losses		2,810	0.7	1,876	0.5
Income before Income Taxes		11,108	2.8	12,086	3.0
Income Taxes		2,929		4,383	
Reversal of the Prior Year's Income Taxes		605		—	
Income taxes – Deferred		2,832		1,157	
Total		5,157	1.3	5,540	1.4
Minority Interests		470	0.1	304	0.1
Net Income		5,480	1.4	6,240	1.5

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2006 (April 1, 2006-March 31, 2007) (¥ millions)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2006	28,363	34,948	79,595	(2,233)	140,673
Changes in the Fiscal Year					
Cash Dividends*			(2,478)		(2,478)
Cash Dividends			(1,334)		(1,334)
Directors' Bonuses*			(91)		(91)
Net Income			5,480		5,480
Acquisition of Treasury Stock				(1,265)	(1,265)
Disposal of Treasury Stock		0		13	13
Increase in Surplus Due to Increase in Consolidated Subsidiaries			1		1
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year					
Total Changes in the Fiscal Year	—	0	1,577	(1,252)	325
Balance as of March 31, 2007	28,363	34,949	81,173	(3,485)	140,999

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Difference in Valuation of Other Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2006	17,730	—	(642)	17,088	2,897	160,659
Changes in the Fiscal Year						
Cash Dividends*						(2,478)
Cash Dividends						(1,334)
Directors' Bonuses*						(91)
Net Income						5,480
Acquisition of Treasury Stock						(1,265)
Disposal of Treasury Stock						13
Increase in Surplus Due to Increase in Consolidated Subsidiaries						1
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year	(484)	816	687	1,019	759	1,778
Total Changes in the Fiscal Year	(484)	816	687	1,019	759	2,104
Balance as of March 31, 2007	17,245	816	44	18,107	3,656	162,763

(*) Dividends and bonuses were approved at the General Meeting of Shareholders held in June 2006.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2007 (April 1, 2007-March 31, 2008) (¥ millions)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2007	28,363	34,949	81,173	(3,485)	140,999
Changes in the Fiscal Year					
Cash Dividends			(2,653)		(2,653)
Net Income			6,240		6,240
Acquisition of Treasury Stock				(58)	(58)
Disposal of Treasury Stock		(1)		13	12
Decrease in Surplus Due to Increase in Consolidated Subsidiaries			(453)		(453)
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year					
Total Changes in the Fiscal Year	—	(1)	3,133	(44)	3,087
Balance as of March 31, 2008	28,363	34,947	84,306	(3,530)	144,087

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Difference in Valuation of Other Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2007	17,245	816	44	18,107	3,656	162,763
Changes in the Fiscal Year						
Cash Dividends						(2,653)
Net Income						6,240
Acquisition of Treasury Stock						(58)
Disposal of Treasury Stock						12
Decrease in Surplus Due to Increase in Consolidated Subsidiaries						(453)
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year	(8,613)	(2,702)	380	(10,936)	196	(10,739)
Total Changes in the Fiscal Year	(8,613)	(2,702)	380	(10,936)	196	(7,652)
Balance as of March 31, 2008	8,631	(1,886)	425	7,171	3,852	155,111

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
		Amount	Amount
Cash Flows from Operating Activities			
Income before Income Taxes		11,108	12,086
Depreciation and Amortization		14,655	15,508
Amortization of Goodwill		528	560
Loss on Disposal of Property, Plant and Equipment		1,619	1,127
Loss on Valuation of Investment Securities		466	13
Increase (Decrease) in Allowance for Doubtful Accounts		236	(2)
Increase (Decrease) in Employee Bonus Allowance		(66)	(346)
Increase (Decrease) in Employee Retirement Allowance		(8,273)	(5,283)
Interest and Dividends Received		(943)	(1,044)
Interest Expenses		1,313	1,555
Equity in Loss (Income) of Equity-Method Affiliates		(112)	(73)
Gain (Loss) on Sale of Property, Plant and Equipment		(176)	(1,729)
Gain (Loss) on Sale of Investment Securities		(722)	(427)
Decrease (Increase) in Trade Receivables		(5,461)	5,976
Decrease (Increase) in Inventories		956	(4,164)
Increase (Decrease) in Trade Payables		8,248	(5,694)
Increase (Decrease) in Other Assets and Liabilities		(1,071)	(882)
Directors' Bonuses Paid		(91)	—
Directors' Bonuses Paid by Minority Shareholders		(1)	—
Sub-total		22,210	17,177
Interest and Dividends Received		1,079	1,169
Interest Paid		(1,339)	(1,495)
Income Taxes Paid		(4,632)	(3,325)
Net Cash Provided by Operating Activities		17,318	13,525
Cash Flow from Investing Activities			
Payments for Time Deposits		(982)	(827)
Proceeds from Withdrawal of Time Deposits		962	1,083
Payments for Purchases of Property, Plant and Equipment		(13,220)	(20,705)
Proceeds from Sales of Property, Plant and Equipment		885	1,910
Payments for Purchases of Investment Securities		(2,804)	(11,372)
Proceeds from Sales of Investment Securities		803	1,230
Payments for Loans		(0)	—
Proceeds from Loan Collections		6	0
Other		(4,037)	(259)
Net Cash Used in Investing Activities		(18,387)	(28,939)
Cash Flows from Financing Activities			
Increase (Decrease) in Short-Term Borrowings		(1,065)	(689)
Increase (Decrease) in Commercial Paper		4,500	1,500
Proceeds from Long-Term Borrowings		6,170	5,766
Repayment of Long-Term Borrowings		(7,849)	(6,641)
Proceeds from Bond Issuance		—	35,000
Redemption of Bonds		—	(20,000)
Proceeds from Capital Contribution from Minority Shareholders		285	—
Net Payments for Acquisition/Sale of Treasury Stock		(1,251)	(45)
Dividends Paid		(3,812)	(2,653)
Dividends Paid to Minority Shareholders		(114)	(130)
Net Cash Provided by (Used in) Financing Activities		(3,138)	12,105

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
		Amount	Amount
Translation Adjustment on Cash and Cash Equivalents		(37)	143
Net Increase (Decrease) in Cash and Cash Equivalents		(4,244)	(3,164)
Cash and Cash Equivalents at Beginning of Year		18,755	14,513
Increase (Decrease) in Cash and Cash Equivalents Due to Change in the Number of Consolidated Subsidiaries		2	443
Cash and Cash Equivalents at End of Year		14,513	11,792

SIGNIFICANT ACCOUNTING POLICIES

	Fiscal 2006	Fiscal 2007
1. Scope of consolidation	(1) Consolidated subsidiaries: 23 companies Meiji Food Materia Co., Ltd., Donan Shokuhin Co., Ltd., Zao Shokuhin Kaisha, Ltd., Ronde. Corporation, Meiji Sangyo Co., Ltd., Meiji Chewing Gum Co., Ltd., Azteca Co., Ltd., Okayamaken Shokuhin Co., Ltd., Shikoku Meiji Co.,Ltd., Taiyo Shokuhin Co., Ltd., Meiji Sports Plaza, Ltd., Meiji Aqa Sports, Ltd. Kitasato Pharmaceutical Industry Co., Ltd., D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc., Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., Meiji Seika Europe B.V. (Newly consolidated) Included in the scope of consolidation due to increased materiality: 2 companies Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd.	(1) Consolidated subsidiaries: 24 companies Meiji Food Materia Co., Ltd., Donan Shokuhin Co., Ltd., Zao Shokuhin Kaisha, Ltd., Ronde. Corporation, Meiji Sangyo Co., Ltd., Meiji Chewing Gum Co., Ltd., Azteca Co., Ltd., Okayamaken Shokuhin Co., Ltd., Shikoku Meiji Co.,Ltd., Taiyo Shokuhin Co., Ltd., Meiji Sports Plaza, Ltd., Kitasato Pharmaceutical Industry Co., Ltd., D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc., Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., Meiji Seika Europe B.V. (Newly consolidated) Included in the scope of consolidation due to increased materiality: 2 companies Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd. (Excluded) Excluded as a result of a merger: 1 company Meiji Aqa Sports, Ltd.
	(2) Nonconsolidated subsidiaries: 11 companies Major nonconsolidated subsidiary: Meiji Business Support Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the nonconsolidated subsidiaries do not affect the accompanying consolidated financial statements and are insignificant.	(2) Nonconsolidated subsidiaries: 7 companies Major nonconsolidated subsidiary: Meiji Business Support Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the nonconsolidated subsidiaries do not affect the accompanying consolidated financial statements and are insignificant.

	Fiscal 2006	Fiscal 2007
2. Application of equity method	(1) Affiliated companies accounted for by the equity method: 2 companies sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Thai Meiji Food Co., Ltd. (Newly subject to application) Included in the scope of consolidation due to increased materiality: 1 company Thai Meiji Food Co., Ltd.	(1) Affiliated companies accounted for by the equity method: 3 companies sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Thai Meiji Food Co., Ltd. Pokka Corporation (Newly subject to application) Included in the scope of consolidation due to acquisition of shares: 1 company Pokka Corporation The acquisition date for the shares of Pokka Corporation is deemed to be the balance sheet date of Fiscal 2007.
	(2) Significant affiliated companies accounted for by the equity method: 2 companies Nonconsolidated subsidiary: Meiji Business Support Co., Ltd. Affiliated company: Meiji Shokuhin Kaisha, Ltd. The total net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the affiliated companies accounted for by the equity method do not affect the accompanying consolidated financial statements and are insignificant.	(2) Significant affiliated companies accounted for by the equity method: 2 companies Nonconsolidated subsidiary: Meiji Business Support Co., Ltd. Affiliated company: Meiji Shokuhin Kaisha, Ltd. The total net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the affiliated companies accounted for by the equity method do not affect the accompanying consolidated financial statements and are insignificant.
	(3) Matters deemed necessary to include concerning the procedures with respect to the application of the equity method Among the affiliated companies accounted for by the equity method, the fiscal year end of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. and Thai Meiji Food Co., Ltd. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2006.	(3) Matters deemed necessary to include concerning the procedures with respect to the application of the equity method Among the affiliated companies accounted for by the equity method, the fiscal year end of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. and Thai Meiji Food Co., Ltd. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2007.

	Fiscal 2006	Fiscal 2007
3. Fiscal year-ends of the consolidated subsidiaries	Among the consolidated subsidiaries, the fiscal year end of D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc. Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., and Meiji Seika Europe B.V. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2006 and made necessary adjustments for any significant transactions which occurred between December 31, 2006 and the consolidated fiscal year end.	Among the consolidated subsidiaries, the fiscal year end of D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc. Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Co., Ltd., Thai Meiji Pharmaceutical Co., Ltd., and Meiji Seika Europe B.V. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2007 and made necessary adjustments for any significant transactions which occurred between December 31, 2007 and the consolidated fiscal year end.
4. Accounting Policies	(1) Basis and method of valuation of major assets (a) Valuation of securities <u>Marketable securities</u> (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices Cost method based on the moving-average method. (b) Derivative financial instruments: Stated at market value. (c) Inventories Inventories, including finished and semifinished products as well as work in progress, are valued at cost, which is determined mainly by the average cost method. Supplies and raw materials are stated at the lower of cost or market value.	(1) Basis and method of valuation of major assets (a) Valuation of securities <u>Marketable securities</u> (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices Cost method based on the moving-average method. (b) Derivative financial instruments: Stated at market value. (c) Inventories Inventories, including finished and semifinished products as well as work in progress, are valued at cost, which is determined mainly by the average cost method. Supplies and raw materials are stated at the lower of cost or market value.

	Fiscal 2006	Fiscal 2007
	(2) Depreciation methods applicable to major depreciable assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1995 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding attached fixtures) acquired on or after April 1, 1998 is calculated by the straight-line method. Overseas consolidated subsidiaries mainly use the straight-line method to calculate depreciation. Principal useful lives of assets are as follows: Buildings and structures: 10-50 years Machinery and equipment 4-9 years (b) Intangible fixed assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company charges to income an amount based on actual loss experience for normal accounts, plus an amount for projected unrecoverable amounts based on assessments of individual designated accounts, such as credits from companies in danger of bankruptcy. (b) Allowance for bonuses The Company provides an allowance for employees' bonuses based on the estimated amounts of payment to full-time employees for the period subject to bonus payments.	(2) Depreciation methods applicable to major depreciable assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1995 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding attached fixtures) acquired on or after April 1, 1998 is calculated by the straight-line method. Overseas consolidated subsidiaries mainly use the straight-line method to calculate depreciation. Principal useful lives of assets are as follows: Buildings and structures: 10-50 years Machinery and equipment 4-9 years (b) Intangible fixed assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company charges to income an amount based on actual loss experience for normal accounts, plus an amount for projected unrecoverable amounts based on assessments of individual designated accounts, such as credits from companies in danger of bankruptcy. (b) Allowance for bonuses The Company provides an allowance for employees' bonuses based on the estimated amounts of payment to full-time employees for the period subject to bonus payments.

	Fiscal 2006	Fiscal 2007
	(c) Reserve for returned goods To provide for losses on the return of goods and products, the Company records an amount equal to accounts receivable at fiscal year end multiplied by the actual rate of return and sales margins. (d) Reserve for sales rebates The Company provides a reserve for sales rebates on goods and products it has sold estimated based on the actual rebate rates. (e) Employees' retirement benefits The Company and some consolidated subsidiaries provide for employees' accrued retirement benefits by charging to income the amount recognized as having been incurred based upon the projected amounts of the liability for accrued retirement benefits and pension assets at the end of the consolidated fiscal year. Certain consolidated subsidiaries charge the difference arising from the change in accounting standards (¥195 million) to income on a pro rata basis over seven years. Prior service liabilities are amortized on the straight-line method over a specified number of years (four), that is less than the average remaining period of employment for employees from the time the liability arose. The difference based on an actuarial calculation is charged to income beginning in the following consolidated fiscal year, using the pro rata amounts based on a specified number of years (seven) that is less than the average remaining period of employment for employees at the time the difference arose. (f) Reserve for directors' retirement bonuses Previously, the Company provided for directors' and officers' retirement bonuses of an amount representing retirement benefit obligations as of the balance sheet date in accordance with the internal policies of the Company. However, such directors' and officers' retirement bonuses system was abrogated at the ordinary general meeting of shareholders held on June 28, 2005 and it has been determined that retirement bonus of an amount corresponding to the term of service up to and including June 28, 2005 will be paid to the directors and officers upon retirement. No further allowances have been provided for directors' retirement bonuses.	(c) Reserve for returned goods To provide for losses on the return of goods and products, the Company records an amount equal to accounts receivable at fiscal year end multiplied by the actual rate of return and sales margins. (d) Reserve for sales rebates The Company provides a reserve for sales rebates on goods and products it has sold estimated based on the actual rebate rates. (e) Employees' retirement benefits The Company and some consolidated subsidiaries provide for employees' accrued retirement benefits by charging to income the amount recognized as having been incurred based upon the projected amounts of the liability for accrued retirement benefits and pension assets at the end of the consolidated fiscal year. Prior service liabilities are amortized on the straight-line method over a specified number of years (four), that is less than the average remaining period of employment for employees from the time the liability arose. The difference based on an actuarial calculation is charged to income beginning in the following consolidated fiscal year, using the pro rata amounts based on a specified number of years (seven) that is less than the average remaining period of employment for employees at the time the difference arose. (f) Reserve for directors' retirement bonuses Previously, the Company provided for directors' and officers' retirement bonuses of an amount representing retirement benefit obligations as of the balance sheet date in accordance with the internal policies of the Company. However, such directors' and officers' retirement bonuses system was abrogated at the ordinary general meeting of shareholders held on June 28, 2005 and it has been determined that retirement bonus of an amount corresponding to the term of service up to and including June 28, 2005 will be paid to the directors and officers upon retirement. No further allowances have been provided for directors' retirement bonuses.

<table>
<tr><th></th><th>Fiscal 2006</th><th>Fiscal 2007</th></tr>
<tr><td></td><td>
(4) Standards used in translation of major assets and liabilities denominated in foreign currencies into Japanese yen, which form the basis of the consolidated financial statements.

Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate as of the consolidated balance sheet date. The foreign currency translation adjustment is accounted for as a gain or loss.

The assets and liabilities of overseas subsidiaries are translated into Japanese yen at the exchange rate as of the balance sheet date. The income and expenses of overseas subsidiaries are translated into Japanese yen using the average exchange rate during the fiscal year. The translation adjustments are included in the foreign currency translation adjustment account and in minority interests in consolidated subsidiaries in the net assets portion of the consolidated balance sheet.

(5) Major lease transactions

For finance lease transactions, except for leases that transfer ownership of the property to the lessee, the usual accounting method governing lease transactions has been applied.

(6) Hedge accounting
(a) Method of hedge accounting

The Company uses deferral hedge accounting. However, forward foreign exchange contracts are based on the Accounting Standards of FX Trades etc. when the requirements for the application of such standards are satisfied.

Special treatment is adopted for interest rate swap contracts that satisfy the requirements for special treatment.

(b) Hedge method and hedged items
<table>
<tr><th>Hedge method</th><th>Hedged items</th></tr>
<tr><td>Forward foreign exchange contracts and other instruments</td><td>Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies</td></tr>
<tr><td>Interest rate swap contracts</td><td>Loans payable</td></tr>
</table>
</td><td>
(4) Standards used in translation of major assets and liabilities denominated in foreign currencies into Japanese yen, which form the basis of the consolidated financial statements.

Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate as of the consolidated balance sheet date. The foreign currency translation adjustment is accounted for as a gain or loss.

The assets and liabilities of overseas subsidiaries are translated into Japanese yen at the exchange rate as of the balance sheet date. The income and expenses of overseas subsidiaries are translated into Japanese yen using the average exchange rate during the fiscal year. The translation adjustments are included in the foreign currency translation adjustment account and in minority interests in consolidated subsidiaries in the net assets portion of the consolidated balance sheet.

(5) Major lease transactions

For finance lease transactions, except for leases that transfer ownership of the property to the lessee, the usual accounting method governing lease transactions has been applied.

(6) Hedge accounting
(a) Method of hedge accounting

The Company uses deferral hedge accounting. However, forward foreign exchange contracts are based on the Accounting Standards of FX Trades etc. when the requirements for the application of such standards are satisfied.

Special treatment is adopted for interest rate swap contracts that satisfy the requirements for special treatment.

(b) Hedge method and hedged items
<table>
<tr><th>Hedge method</th><th>Hedged items</th></tr>
<tr><td>Forward foreign exchange contracts and other instruments</td><td>Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies</td></tr>
<tr><td>Interest rate swap contracts</td><td>Loans payable</td></tr>
</table>
</td></tr>
</table>

	Fiscal 2006	Fiscal 2007
	(c) Hedging Policy The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes. (d) Assessment of effectiveness of hedging Because the Company and its consolidated subsidiaries are fixing their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is adopted for interest rate swap contracts, assessment of effectiveness of hedging is omitted. (7) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Accounting for consumption taxes Consumption taxes are accounted for using the net-of-tax method.	(c) Hedging Policy The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes. (d) Assessment of effectiveness of hedging Because the Company and its consolidated subsidiaries are fixing their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is adopted for interest rate swap contracts, assessment of effectiveness of hedging is omitted. (7) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Accounting for consumption taxes Consumption taxes are accounted for using the net-of-tax method. (b) Accounting for deferred assets All bond issuance expenses are charged to income as accrued.
5. Valuation of the assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are evaluated using the full fair value method.	The assets and liabilities of consolidated subsidiaries are evaluated using the full fair value method.
6. Amortization of Goodwill	Goodwill is amortized using the straight-line method over a 5 year period and a 15 year period.	Goodwill is amortized using the straight-line method over a 5 year period and a 15 year period.

	Fiscal 2006	Fiscal 2007
7. Cash and cash equivalents	Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits available for withdrawal on demand and highly liquid, short-term investments with a maturity of three months or less that can be readily converted into cash and which represent a minor risk of fluctuation in value.	Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits available for withdrawal on demand and highly liquid, short-term investments with a maturity of three months or less than can be readily converted into cash and which represent a minor risk of fluctuation in value.

CHANGES IN ACCOUNTING POLICIES

Fiscal 2006	Fiscal 2007
(Accounting standards for presentation of net assets in the balance sheet) Effective from Fiscal 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥158,290 million. In accordance with revisions to the Consolidated Financial Statements Regulations, net assets have been presented in the consolidated financial statements for Fiscal 2006 in accordance with the Consolidated Financial Statements Regulations as amended.	—
(Allowance for directors' bonuses) Effective from Fiscal 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonuses" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect of this change on profit and loss was minimal.	—
—	(Accounting for cost of sales) In prior fiscal years, certain consolidated subsidiaries included personnel and other expenses required to operate sports clubs in selling, general and administrative expenses. Effective from Fiscal 2007, the above fitness club operating expenses are reclassified and included in cost of sales in view of the increasing importance of these expenses resulting from growth in sales of the sports club business. This change was made to more appropriately present the relationship between sales and the cost of sales. This change had the effect of increasing the cost of sales by ¥4,473 million and reducing gross profit and selling, general and administrative expenses by the same amount, compared to the amounts that would have been reported if the previous standard had been applied consistently. This change had no effect on segment information.

CHANGE IN PRESENTATION

Fiscal 2006	Fiscal 2007
(Consolidated Balance Sheet) Effective from Fiscal 2006, in accordance with revisions to the Consolidated Financial Statements Regulations, the Company presents consolidation differences (¥2,347 million in Fiscal 2006) and goodwill (¥1,137 million in Fiscal 2006) as goodwill. Goodwill amounting to ¥508 million was included in "Others" of "Intangible Assets" in the consolidated balance sheet in the fiscal year ended March 31, 2006 ("Fiscal 2005").	—
(Consolidated Statement of Income) 1. Amortization of consolidated translation adjustments (¥302 million in Fiscal 2006), which was previously presented separately, is included in "Selling, general and administrative expenses" from Fiscal 2006. 2. "Gain on foreign currency exchange" (¥50 million in Fiscal 2005), which was included in "Other income" in Fiscal 2005, is presented separately effective from Fiscal 2006 because it accounts for more than 10% of total other income. 3. "Gain on sales of investment securities" (¥22 million in Fiscal 2005), which was included in "Other extraordinary income" in fisical 2005, is presented separately effective from Fiscal 2006 because it accounts for more than 10% of total extraordinary income.	—
(Consolidated Statement of Cash Flows) Effective from Fiscal 2006, due to the change in presentation of consolidation differences and goodwill, the Company presents consolidated amortization of consolidation (¥302 million in Fiscal 2006) and amortization of goodwill (¥226 million in Fiscal 2006) in "Cash flows from operating activities" as "Amortization of goodwill". Amortization of goodwill amounting to ¥226 million in fiscal 2005 was included in "Depreciation and amortization"	—

NOTES TO:
(CONSOLIDATED BALANCE SHEET)

Fiscal 2006	Fiscal 2007
*1. Investments in nonconsolidated subsidiaries and affiliated companies are as follows: (¥ millions) Investment securities (capital stock) 1,545 Others (investment in related companies) 5,443	*1. Investments in nonconsolidated subsidiaries and affiliated companies are as follows: (¥ millions) Investment securities (capital stock) 9,941 Others (investment in related companies) 1,983
*2. Details of collateral and secured liabilities (1) Collateral (¥ millions) Buildings 24,729 Land 312 Investment securities 1,518	*2. Details of collateral and secured liabilities (1) Collateral (¥ millions) Buildings 22,823 Land 5
(2) Secured liabilities (¥ millions) Long-term loans 4,881 (including current portions of long-term loans payable within 1 year)	(2) Secured liabilities (¥ millions) Long-term loans 3,466 (including current portions of long-term loans payable within 1 year)
*3. Contingent liabilities (1) Guarantees (for loans from financial institutions companies to nonconsolidated subsidiaries and employees) (¥ millions) Meiji Seika (Shanghai) Co., Ltd. 471 PT CERES MEIJI INDOTAMA 239 Employees 1,030 Total 1,740	*3. Contingent liabilities (1) Guarantees (for loans from financial institutions companies to nonconsolidated subsidiaries and employees) (¥ millions) PT CERES MEIJI INDOTAMA 250 Employees 848 Total 1,099
*4. Notes receivable discounted: ¥102 million	*4. Notes receivable discounted: ¥99 million
*5. Maturity of drafts on balance sheet date Drafts which mature at the end of the consolidated fiscal period are accounted for as of the date of exchange. Because the balance sheet date for Fiscal 2006 was a bank holiday, the balance with respect to the following drafts has been included in the balance for Fiscal 2006. (¥ millions) Drafts receivable 620 Drafts payable 149	*5. —

(CONSOLIDATED INCOME STATEMENT)

Fiscal 2006	Fiscal 2007
*1. The following are the major components of selling, general and administrative expenses (¥ millions) Sales promotion expenses 50,456 Transfer to reserve for sales rebates 5,591 Salaries and wages 22,829 Transfer to employee bonus allowance 3,053 Transfer to reserve for directors' retirement bonuses 4	*1. The following are the major components of selling, general and administrative expenses (¥ millions) Sales promotion expenses 51,866 Transfer to reserve for sales rebates 5,213 Salaries and wages 21,750 Transfer to employee bonus allowance 2,656 Transfer to reserve for directors' retirement bonuses 4
*2. Research and development expenses included in selling, general and administrative expenses and cost of sales in the current fiscal year ¥15,926 million	*2. Research and development expenses included in selling, general and administrative expenses and sales in the current fiscal year ¥14,766 million
*3. The following is the major component of gain on sales of property, plant and equipment Gain on sale of land ¥228 million	*3. The following is the major component of gain on sales of property, plant and equipment Gain on sale of land ¥1,718 million
*4. Loss on disposal of property, plant and equipment (¥ millions) Buildings and structures 761 Machinery and equipment 792 Other 174 Total 1,728	*4. Loss on disposal of property, plant and equipment (¥ millions) Buildings and structures 228 Machinery and equipment 829 Other 267 Total 1,326

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

Fiscal 2006 (April 1, 2006-March 31, 2007)

1. Matters related to type and number of issued and outstanding shares and type and number of treasury stock

	Number of shares as of March 31, 2006 (thousands of shares)	Increase in number of shares during Fiscal 2006 (thousands of shares)	Decrease in number of shares during Fiscal 2006 (thousands of shares)	Number of shares as of March 31, 2007 (thousands of shares)
Issued and outstanding shares				
Common stock	385,535	—	—	385,535
Total	385,535	—	—	385,535
Treasury stock				
Common stock	4,267	2,122	24	6,364
Total	4,267	2,122	24	6,364

(Note) The increase in the number of shares of common treasury stock was due to the acquisition of 2 million shares pursuant to the provisions of the Articles of Incorporation, in accordance with Article 165, Paragraph 2 of the Companies Act of Japan, and purchases of 122 thousand fractional shares.

2. Matters related to dividends

(1) Dividend payment

The following matters were approved at the ordinary general meeting of shareholders held on June 28, 2006:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥2,478 million
  - (b) Dividends per share: ¥6.50
  - (c) Record date: March 31, 2006
  - (d) Effective date: June 29, 2006

The following matters were approved at the meeting of the Board of Directors held on November 9, 2006:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,334 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: September 30, 2006
  - (d) Effective date: December 7, 2006

(2) Dividends whose record date is attributable to Fiscal 2006 but which the effective date is in the following fiscal year

The following matters were approved at the meeting of the Board of Directors held on May 15, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,327 million
  - (b) Source of dividends: Retained earnings
  - (c) Dividends per share: ¥3.50
  - (d) Record date: March 31, 2007
  - (e) Effective date: June 11, 2007

Fiscal 2007 (April 1, 2007-March 31, 2008)

1. Matters related to type and number of issued and outstanding shares and type and number of treasury stock

	Number of shares as of March 31, 2007 (thousands of shares)	Increase in number of shares during Fiscal 2007 (thousands of shares)	Decrease in number of shares during Fiscal 2007 (thousands of shares)	Number of shares as of March 31, 2008 (thousands of shares)
Issued and outstanding shares				
Common stock	385,535	—	—	385,535
Total	385,535	—	—	385,535
Treasury stock				
Common stock	6,364	109	25	6,448
Total	6,364	109	25	6,448

(Note) The increase in the number of shares of common treasury stock was due to purchases of fractional shares.
The decrease in the number of shares of common treasury stock was due to sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

The following matters were approved at the meeting of the Board of Directors held on May 15, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,327 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: March 31, 2007
  - (d) Effective date: June 11, 2007

The following matters were approved at the meeting of the Board of Directors held on November 8, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,326 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: September 30, 2007
  - (d) Effective date: December 6, 2007

(2) Dividends whose record date is attributable to Fiscal 2007 but which the effective date is in the following fiscal year

The following matters were approved at the meeting of the Board of Directors held on May 13, 2008:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,326 million
  - (b) Source of dividends: Retained earnings
  - (c) Dividends per share: ¥3.50
  - (d) Record date: March 31, 2008
  - (e) Effective date: June 10, 2008

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Fiscal 2006	Fiscal 2007
Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:	Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:

Fiscal 2006

	(¥ millions)
Cash and deposits	14,773
Time deposits with maturity period of more than 3 months	(259)
Cash and cash equivalents	14,513

Fiscal 2007

	(¥ millions)
Cash and deposits	11,802
Time deposits with maturity period of more than 3 months	(10)
Cash and cash equivalents	11,792

(LEASE TRANSACTIONS)

Fiscal 2006

1. Finance lease transactions, except for leases that transfer ownership of the property to the lessee, are as follows;

(a) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Net book value equivalents
Machinery, equipment and vehicles	3,104	1,286	1,817
Equipment and fixtures	3,643	1,953	1,689
Total	6,747	3,240	3,507

Acquisition cost equivalents are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(b) Outstanding balances of future lease payments

(¥ millions)

Due within one year	1,295
Due after one year	2,212
Total	3,507

The amounts corresponding to the outstanding balance of future lease payments at the end of the fiscal year are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(c) Paid lease fees and equivalent depreciation expense amount

(¥ millions)

Lease expenses	1,380
Equivalent depreciation expense amount	1,380

(d) Calculation method of depreciation equivalents

Equivalent depreciation expense amount is calculated using the straight-line method, with the lease period as the useful life and zero (0) as the residual value.

(e) Loss on impairment

No loss on impairment was allocated to leased assets.

2. Operating lease transactions

Outstanding balances of future lease payments are as follows:

(¥ millions)

Due within one year	183
Due after one year	1,613
Total	1,797

Fiscal 2007

Finance lease transactions, except for leases that transfer ownership of the property to the lessee, are as follows;

(a) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Net book value equivalents
Machinery, equipment and vehicles	3,535	1,774	1,761
Equipment and fixtures	3,541	1,712	1,828
Total	7,076	3,486	3,590

Acquisition cost equivalents are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(b) Outstanding balances of future lease payments

(¥ millions)

Due within one year	1,233
Due after one year	2,356
Total	3,590

The amounts corresponding to the outstanding balance of future lease payments at the end of the fiscal year are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(c) Paid lease fees and equivalent depreciation expense amount

(¥ millions)

Lease expenses	1,499
Equivalent depreciation expense amount	1,499

(d) Calculation method of depreciation equivalents

Equivalent depreciation expense amount is calculated using the straight-line method, with the lease period as the useful life and zero (0) as the residual value.

(e) Loss on impairment

No loss on impairment was allocated to leased assets.

2. Operating lease transactions are as follows;

Outstanding balances of future lease payments are as follows:

(¥ millions)

Due within one year	175
Due after one year	1,370
Total	1,546

(SECURITIES)

Fiscal 2006 (April 1, 2006-March 31, 2007)

1. Other securities with market prices (as of March 31, 2007) (¥ millions)

Classification		Acquisition cost	Book value	Difference
Securities with market prices exceeding acquisition costs	Stocks	13,509	42,842	29,333
	Others	41	64	23
	Sub-total	13,550	42,906	29,356
Securities with market prices not exceeding acquisition costs	Stocks	293	215	(77)
	Others	136	131	(4)
	Sub-total	429	347	(81)
Total		13,979	43,254	29,274

2. Other securities sold during Fiscal 2006 (from April 1, 2006 to March 31, 2007)

Sales amounts	¥ 757 million
Total gains on sales	¥ 720 million
Total losses on sales	¥ — million

3. Book value of major securities not marked to market (as of March 31, 2007) (¥ millions)

Classification		Book value
Other securities	Unlisted stocks	1,137
	Preferred securities	1,000

4. Expected redemption values of other securities with future maturity (as of March 31, 2007) (¥ millions)

Classification		Within one year	From 1-5 years	Over 5 years
Other securities	Bonds and debentures	—	—	—
	Other	—	120	—
Total		—	120	—

(Note) Impairment losses are recognized where the market price of securities has declined by 50% or more from their acquisition costs as of the end of the fiscal period. Where the market price has declined by approximately 30% to 50%, an amount considered necessary after the recoverability of such securities and other factors has been considered is recognized as impairment losses.

Fiscal 2007 (April 1, 2007-March 31, 2008)

1. Other securities with market prices (as of March 31, 2008) (¥ millions)

Classification		Acquisition cost	Book value	Difference
Securities with market prices exceeding acquisition costs	Stocks	12,889	28,411	15,522
	Others	41	46	5
	Sub-total	12,930	28,458	15,528
Securities with market prices not exceeding acquisition costs	Stocks	3,714	2,868	(846)
	Others	136	115	(21)
	Sub-total	3,850	2,983	(867)
Total		16,780	31,442	14,661

2. Other securities sold during Fiscal 2007 (from April 1, 2007 to March 31, 2008)

Sales amounts	¥ 1,230 million
Total gains on sales	¥ 462 million
Total losses on sales	¥ 36 million

3. Book value of major securities not marked to market (as of March 31, 2008) (¥ millions)

Classification		Book value
Other securities	Unlisted stocks	444
	Preferred securities	1,000

4. Expected redemption values of other securities with future maturity (as of March 31, 2008) (¥ millions)

Classification		Within one year	From 1-5 years	Over 5 years
Other securities	Bonds and debentures	—	—	—
	Other	—	99	—
Total		—	99	—

(Note) Impairment losses are recognized where the market price of securities has declined by 50% or more from their acquisition costs as of the end of the fiscal period. Where the market price has declined by approximately 30% to 50%, an amount considered necessary after the recoverability of such securities and other factors has been considered is recognized as impairment losses.

(DERIVATIVE TRANSACTIONS)

Fiscal 2006

1. Status of derivative transactions

The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.

In using forward foreign exchange contracts, which involve risks of fluctuations in exchange rates, and interest rate swaps, which involve risks of fluctuations in interest rates, the Company and its consolidated subsidiaries consider the credit risk of nonperformance by the counterparties to these derivative positions to be minimal because they enter into derivative transactions only with domestic banks and other financial institutions that have high credit ratings.

The Company and its consolidated subsidiaries enter into forward foreign exchange contracts, interest rate swaps and other derivative contracts in compliance with their internal policies.

The Company uses derivative transactions and undertakes hedge accounting.

(a) Hedge method and hedged items

Hedge method	Hedged items
Forward foreign exchange contracts and other instruments	Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies
Interest rate swap contracts	Loans payable

(b) Hedging policy

The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.

Fiscal 2007

1. Status of derivative transactions

The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.

In using forward foreign exchange contracts, which involve risks of fluctuations in exchange rates, and interest rate swaps, which involve risks of fluctuations in interest rates, the Company and its consolidated subsidiaries consider the credit risk of nonperformance by the counterparties to these derivative positions to be minimal because they enter into derivative transactions only with domestic banks and other financial institutions that have high credit ratings.

The Company and its consolidated subsidiaries enter into forward foreign exchange contracts, interest rate swaps and other derivative contracts in compliance with their internal policies.

The Company uses derivative transactions and undertakes hedge accounting.

(a) Hedge method and hedged items

Hedge method	Hedged items
Forward foreign exchange contracts and other instruments	Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies
Interest rate swap contracts	Loans payable

(b) Hedging policy

The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.

Fiscal 2006	Fiscal 2007
(c) Method of assessing the effectiveness of hedging Because the Company and its consolidated subsidiaries fix their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is applied to interest rate swap contracts, assessment of hedging effectiveness is omitted.	(c) Method of assessing the effectiveness of hedging Because the Company and its consolidated subsidiaries fix their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is applied to interest rate swap contracts, assessment of hedging effectiveness is omitted.

2. Items concerning market values, etc. of transactions (¥ millions)

Classification	Fiscal 2006				Fiscal 2007			
	Contractual amount	Contractual amount due after one year	Market value	Valuation gain (loss)	Contractual amount	Contractual amount due after one year	Market value	Valuation gain (loss)
Currency swap (receive U.S. dollars, pay Japanese yen)	—	—	—	—	5,410	5,229	(276)	(276)
Total	—	—	—	—	5,410	5,229	(276)	(276)

(Notes) 1. Calculation method of market value
Calculated based on the prices obtained from the financial institutions with which the Company and its consolidated subsidiaries enter into transactions.
2. Derivative transactions which are subject to hedge accounting are not included in the above.

(RETIREMENT BENEFITS)

Fiscal 2006

1. The Company and its consolidated subsidiaries provide three contributory defined benefit plans that use market rates (cash-balance plans): a pension plan, a qualified pension plan and a lump-sum severance payment plan. Moreover, the Company and its consolidated subsidiaries may make a special cash payment to employees who retire early and are not eligible to receive retirement benefits according to actuarial calculations based on accounting for retirement benefits.
Certain consolidated overseas subsidiaries provide a defined contribution pension plan. Certain consolidated domestic subsidiaries belong to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan.
The Company has established a retirement benefits trust.

2. Liability for employees' retirement benefits

	(¥ millions)
(a) Projected benefit obligation	(42,635)
(b) Fair value of plan assets (including retirement benefits trust)	31,949
(c) Unfunded pension obligation ((a) + (b))	(10,685)
(d) Unrecognized actuarial loss	(3,860)
(e) Unrecognized prior service liability	(1,958)
(f) Net liability for retirement benefits ((c) + (d) + (e))	(16,504)
(g) Allowance for employees' retirement benefits	(16,504)

(Note) Consolidated subsidiaries primarily calculate projected benefit obligations using the simplified method.

3. Net periodic benefit costs

	(¥ millions)
(a) Service cost (Note 2)	2,109
(b) Interest cost	1,054
(c) Expected return on plan assets	(216)
(d) Amortization of transitional obligation	30
(e) Recognized actuarial loss	(1,401)
(f) Amortization of prior service liability	(979)
(g) Net periodic benefit costs ((a) + (b) + (c) + (d) + (e) + (f))	597

Fiscal 2007

1. The Company and its consolidated subsidiaries provide three contributory defined benefit plans that use market rates (cash-balance plans): a pension plan, a qualified pension plan and a lump-sum severance payment plan. Moreover, the Company and its consolidated subsidiaries may make a special cash payment to employees who retire early and are not eligible to receive retirement benefits according to actuarial calculations based on accounting for retirement benefits.
Certain consolidated overseas subsidiaries provide a defined contribution pension plan. Certain consolidated domestic subsidiaries belong to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan.
The Company has established a retirement benefits trust.

2. Liability for employees' retirement benefits

	(¥ millions)
(a) Projected benefit obligation	(42,301)
(b) Fair value of plan assets (including retirement benefits trust)	25,354
(c) Unfunded pension obligation ((a) + (b))	(16,947)
(d) Unrecognized actuarial loss	6,720
(e) Unrecognized prior service liability	(979)
(f) Net liability for retirement benefits ((c) + (d) + (e))	(11,205)
(g) Allowance for employees' retirement benefits	(11,205)

(Note) Consolidated subsidiaries primarily calculate projected benefit obligations using the simplified method.

3. Net periodic benefit costs

	(¥ millions)
(a) Service cost (Note 2, 3)	2,156
(b) Interest cost	1,043
(c) Expected return on plan assets	(399)
(d) Recognized actuarial loss	(707)
(e) Amortization of prior service liability	(979)
(f) Net periodic benefit costs ((a) + (b) + (c) + (d) + (e) + (f))	1,113

Fiscal 2006		Fiscal 2007	
(Notes) 1. In addition to the above, certain overseas consolidated subsidiaries have recorded ¥115 million in defined contribution benefit costs and certain domestic consolidated subsidiaries have recorded ¥31 million in contributions to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. 2. Employees' contributions to the qualified pension plan are excluded. 3. Retirement benefit costs of consolidated subsidiaries that use the simplified method are included in "(a) Service cost".		(Notes) 1. In addition to the above, ¥218 million in special rebates paid to employees was recorded as expenses for the fiscal year. Furthermore, certain consolidated subsidiaries have recorded ¥86 million in defined contribution benefit costs and certain domestic consolidated subsidiaries have recorded ¥28 million in contributions to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. 2. Employees' contributions to the qualified pension plan are excluded. 3. Retirement benefit costs of consolidated subsidiaries that use the simplified method are included in "(a) Service cost".	
4. Basis for calculation of retirement benefits		4. Basis for calculation of retirement benefits	
(a) Discount rate	2.5%	(a) Discount rate	2.5%
(b) Expected rate of return on plan assets	3.0%	(b) Expected rate of return on plan assets	3.0%
(c) Periodic allocation of anticipated employees' pension and retirement benefits: Lump-sum severance payment plan • Retirement credit amount Accumulated portion - Point system • Additional portion - Fixed amount Cash balance type plan- Fixed amount		(c) Periodic allocation of anticipated employees' pension and retirement benefits: Lump-sum severance payment plan • Retirement credit amount Accumulated portion - Point system • Additional portion Fixed amount Cash balance type plan Fixed amount	
(d) Amortization period of prior service cost (Amortized on the straight-line method over a specified number of years that is less than the average remaining period of employment for employees from the time the liability arose)	4 years	(d) Amortization period of prior service cost (Amortized on the straight-line method over a specified number of years that is less than the average remaining period of employment for employees from the time the liability arose)	4 years
(e) Recognition period of actuarial gain/loss (Charged to income in the following consolidated fiscal year, using the straight-line method based on a specified numbers of years that is less than the average remaining period of employment for employees at the time the gain/loss arose)	7 years	(e) Recognition period of actuarial gain/loss (Charged to income in the following consolidated fiscal year, using the straight-line method based on a specified numbers of years that is less than the average remaining period of employment for employees at the time the gain/loss arose)	7 years
(f) Amortization period of transitional obligation	7 years		

(STOCK OPTIONS, ETC.)

There is no information with respect to stock options, etc.

(TAX EFFECTIVE ACCOUNTING)

1. Significant components of deferred tax assets and liabilities (¥ millions)

	Fiscal 2006	Fiscal 2007
Deferred tax assets:		
Amount in excess of limit for employee retirement allowances	8,347	6,240
Selling expenses not deductible for tax purposes during the period	769	858
Valuation loss on investment and marketable securities	1,064	1,563
Accrued bonuses to employees	1,762	1,619
Depreciation of fixed assets	1,274	1,035
Deferred asset depreciation for tax purposes	31	—
Inventories	—	1,147
Accrued enterprise taxes	213	297
Deferred gains or losses on hedges	—	1,310
Other	5,317	4,915
Sub-total	18,782	18,987
Valuation allowance	(1,773)	(2,078)
Total deferred tax assets	17,008	16,909
Deferred tax liabilities:		
Advanced depreciation reserve for fixed assets	(14,689)	(14,405)
Difference in valuation of other securities	(12,002)	(6,010)
Deferred gains or losses on hedges	(567)	—
Other	(406)	(417)
Total deferred tax liabilities	(27,666)	(20,833)
Net deferred tax liabilities	(10,657)	(3,924)

(Note) The net deferred tax liabilities at March 31, 2007 and March 31, 2008, included in the consolidated balance sheets are as follows: (¥ millions)

	Fiscal 2006	Fiscal 2007
Deferred tax assets (current)	4,862	7,136
Deferred tax assets (non-current)	291	361
Deferred tax liabilities (non-current)	(15,810)	(11,422)

2. Significant differences between the statutory tax rate and the Company's effective tax rate (%)

	Fiscal 2006	Fiscal 2007
Statutory tax rate	41.0	41.0
Entertainment and other permanently non-deductible income	7.0	6.1
Dividend and other permanently non-taxable income	(4.6)	(4.0)
Unscheduled temporary differences for loss on investment securities	2.6	2.7
Per capita inhabitant's tax	1.2	1.1
Unrecognized tax effect due to elimination of investment and capital	3.9	3.9
Difference in tax rate of overseas consolidated subsidiaries	(2.3)	1.2
Tax credit for experimentation and research expenses	(2.4)	(4.4)
Other	0.0	(1.8)
Effective tax rates	46.4	45.8

(SEGMENT INFORMATION)

【Segment Information by Industry】

Fiscal 2006 (April 1, 2006-March 31, 2007)

(¥ millions)

	Food & Healthcare	Pharmaceutical	Office Building Leasing & Others	Total	Eliminations or Corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	281,272	109,668	2,912	393,853	—	393,853
Inter-segment sales and transfers	366	1,343	127	1,836	(1,836)	—
Total	281,638	111,011	3,039	395,689	(1,836)	393,853
Operating costs and expenses	275,150	107,069	2,539	384,759	(3,490)	381,269
Operating income	6,488	3,942	500	10,930	1,653	12,584
II. Assets, Depreciation and Capital Expenditures						
Assets	144,363	122,885	28,073	295,322	56,191	351,514
Depreciation	8,501	5,122	1,559	15,183	—	15,183
Capital Expenditures	14,361	2,993	40	17,395	—	17,395

(Notes) 1. Industry segments are based on classifications applied in the internal management of the Company.

2. Core products in each industry segment are as follows:

Food & Healthcare	Confectionery, foods, sugar and glycated cereal flour, health foods, pharmaceuticals, etc. for pharmacies and drug stores, management of sports and recreational facilities
Pharmaceutical	Medical and veterinary pharmaceuticals
Office Building Leasing & Others	Leasing business for office buildings and others

3. Unclassifiable expenses amounting to – ¥1,636 million were included in "Eliminations or Corporate" of "Operating costs and expenses" in Fiscal 2006. This amount consists primarily of variances in allocation of company-wide expenses to each segment.

4. Corporate assets amounting to ¥59,053 million were included in "Eliminations or Corporate" of "Assets" in Fiscal 2006. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of the administrative departments of the Company.

(Review of contents of corporate assets)

The details of "Corporate" assets, depreciation and capital expenditures have been revised in accordance with changes to the administration of income and expenditures. As a result, "Eliminations or Corporate" assets increased by ¥941 million, and depreciation and capital expenditures decreased by ¥115 million and ¥577 million, respectively.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

	Food & Healthcare	Pharmaceutical	Office Building Leasing & Others	Total	Eliminations or Corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	288,386	113,260	3,064	404,711	–	404,711
Inter-segment sales and transfers	409	1,569	120	2,099	(2,099)	–
Total	288,795	114,829	3,185	406,811	(2,099)	404,711
Operating costs and expenses	284,926	107,509	2,545	394,980	(2,994)	391,986
Operating income	3,869	7,320	640	11,830	895	12,725
II. Assets, Depreciation and Capital Expenditures						
Assets	166,672	118,119	26,817	311,609	36,999	348,609
Depreciation	9,756	4,751	1,561	16,068	–	16,068
Capital Expenditures	18,649	3,100	33	21,783	–	21,783

(Notes) 1. Industry segments are based on classifications applied in the internal management of the Company.

2. Core products in each industry segment are as follows:

Food & Healthcare	Confectionery, foods, sugar and glycated cereal flour, health foods, pharmaceuticals, etc. for pharmacies and drug stores, management of sports and recreational facilities
Pharmaceutical	Medical and veterinary pharmaceuticals
Office Building Leasing & Others	Leasing business for office buildings and others

3. Unclassifiable expenses amounting to – ¥868 million were included in "Eliminations or Corporate" of "Operating costs and expenses" in Fiscal 2007. This amount consists primarily of amortization of actuarial gains or losses with respect to retirement benefits in accordance with the market price valuation of the retirement plan's assets and the marketable securities in the retirement benefits trust.

4. Corporate assets amounting to ¥44,021 million was included in "Eliminations or Corporate" of "Assets" in the fiscal year ended March 31, 2008. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of the administrative departments of the Company.

【Geographical Segment Information】

Fiscal 2006 (April 1, 2006-March 31, 2007)

For the year ended March 31, 2007, the Company has omitted geographical segment information because domestic sales and assets exceeded 90% of all segments.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

	Japan	Asia	North America / Europe	Total	Eliminations or Corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	372,743	8,770	23,197	404,711	—	404,711
Inter-segment sales and transfers	3,007	8,316	664	11,988	(11,988)	—
Total	375,750	17,087	23,861	416,700	(11,988)	404,711
Operating costs and expenses	364,637	16,700	23,748	405,086	(13,100)	391,986
Operating income (loss)	11,113	386	113	11,613	1,112	12,725
II. Assets,	299,459	17,223	15,349	332,032	16,576	348,609

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	China, Southeast asian countries
North America / Europe	U.S.A., European countries

3. Unclassifiable expenses amounting to – ¥868 million were included in "Eliminations or Corporate" of "Operating costs and expenses" in Fiscal 2007. This amount consists primarily of amortization of actuarial gains or losses with respect to retirement benefits in accordance with the market price valuation of the retirement plan's assets and the marketable securities in the retirement benefits trust.

4. Corporate assets amounting to ¥44,021 million was included in "Eliminations or Corporate" of "Assets" in the fiscal year ended March 31, 2008. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of administrative departments of the Company.

【Overseas Sales】

Fiscal 2006 (April 1, 2006-March 31, 2007)

For the year ended March 31, 2007, the Company has omitted overseas sales because such sales accounted for less than 10% of consolidated net sales.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

Overseas sales	Asia	North America / Europe / Others	Total
Sales to outside customers	12,325	29,137	41,462
Consolidated sales			404,711
Percentage of overseas sales in consolidated sales	3.0%	7.2%	10.2%

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	Asian countries, countries in Oceania
North America / Europe / Others	U.S.A., European countries and other countries

3. Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and areas outside of Japan.

【Related Party Transactions】

Fiscal 2006 (April 1, 2006-March 31, 2007)

N/A

Fiscal 2007 (April 1, 2007-March 31, 2008)

N/A

(PER SHARE INFORMATION)

	Fiscal 2006	Fiscal 2007
Shareholders' equity per share	¥419.62	¥399.01
Net income per share (Basic)	¥14.39	¥16.46
Net income per share (Diluted)	Net income per share (Diluted) is not presented because there is no common stock with dilutive effects outstanding	Net income per share (Diluted) is not presented because there is no common stock with dilutive effects outstanding

(Notes) 1. The basis for calculation of shareholders' equity per share is as follows:

	Fiscal 2006	Fiscal 2007
Total net assets (¥ millions)	162,763	155,111
Amounts deducted from total net assets (¥ millions) (minority interest included (¥ millions))	3,656 (3,656)	3,852 (3,852)
Net assets attributable to common stock at the end of the fiscal year (¥ millions)	159,107	151,258
Number of common stock used to calculate shareholders' equity per share at the end of the fiscal year (thousand shares)	379,170	379,086

2. The basis for the calculation of net income per shares is as follows:

	Fiscal 2006	Fiscal 2007
Total net income (¥ millions)	5,480	6,240
Amounts not attributable to common stock (¥ millions)	—	—
Net income attributable to common stock (¥ millions)	5,480	6,240
Average number of shares of common stock during the fiscal year (thousand shares)	380,950	379,118

(SUBSEQUENT EVENTS)

Fiscal 2006	Fiscal 2007
The Board of Directors approved, at its meeting held on June 27, 2007, the issuance of Series 3 unsecured domestic bonds. The details of the Series 3 unsecured domestic bonds are as follows: (1) Amount of issue: ¥20 billion (2) Interest rate: 2.2% per annum or less (3) Subscription price: ¥100 per face value of 100 yen (4) Issuing period: From July 2007 to September 2007 (5) Term 5 years (6) Redemption method Lump sum at maturity (7) Use for capital Repayment of corporate bonds	—

(CONSOLIDATED SUPPLEMENTARY STATEMENT)

【Statement of Corporate Bonds】

Company name	Name of Corporate Bonds	Date of issue	Balance at end of previous fiscal year (¥ millions)	Balance at end of previous fiscal year (¥ millions)	Annual interest rate (%)	Security	Redemption date
Meiji Seika Kaisha, Ltd.	Series 1 unsecured domestic bonds	August 6, 2002	20,000	—	0.70	None	August 6, 2007
Meiji Seika Kaisha, Ltd.	Series 2 unsecured domestic bonds	September 29, 2004	20,000	20,000	0.83	None	September 29, 2009
Meiji Seika Kaisha, Ltd.	Series 3 unsecured domestic bonds	July 30, 2007	—	20,000	1.70	None	July 30, 2012
Meiji Seika Kaisha, Ltd.	Series 4 unsecured domestic bonds	January 31, 2008	—	15,000	1.28	None	January 31, 2014
Total	—	—	40,000	55,000	—	—	—

(Note) Scheduled redemption obligations over the 5 year period subsequent to the consolidated balance sheet date are as follows:

(¥ millions)

Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
—	20,000	—	—	20,000

【Statement of Borrowings】

Classification	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Average interest rate (%)	Repayment period
Short-term loans	14,738	13,351	1.63	—
Long-term loans payable within one year	6,558	2,218	2.00	—
Lease obligations payable within one year	—	—	—	—
Long-term loans (excluding portion due within one year)	17,130	21,377	1.69	From April 2009 through April 2014
Lease obligations (excluding portion due within one year)	—	—	—	—
Other interest-bearing liabilities: Commercial paper (due within one year)	4,500	6,000	0.80	—
Total	42,927	42,947	—	—

(Notes) 1. "Average interest rate" is the weighted average interest rate applicable to the balance of borrowings at the end of the current fiscal year.

2. Scheduled repayment obligations for long-term loans (excluding portion due within one year) over the 5 year period subsequent to the consolidated fiscal year-end are as follows:

(¥ millions)

1-2 years	2-3 years	3-4 years	4-5 years
13,342	911	853	5,790

OTHER MATTERS

There is no additional information to present.

(End of Exhibit 1)

EXHIBIT 2

Consolidated Financial Data for Meiji Dairies Corporation (the "Company") extracted from its 130th Annual Securities Report, submitted to the Director of Kanto Local Finance Bureau in Japan on June 27, 2008 (pages 39 ~ 68)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial Ordinance No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the year ended March 31, 2008 have been prepared in accordance with the Consolidated Financial Statements Regulations as amended. The consolidated financial statements for the year ended March 31, 2007 have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment.

2. Audit Certificate

The consolidated financial statements of the Company for the year ended March 31, 2007 and the 129th accounting period ended March 31, 2007 ("Fiscal 2006") have been audited pursuant to Article 193-2 of the Securities and Exchange Law of Japan, and the consolidated financial statements of the Company for the year ended March 31, 2008 and the 130th accounting period ended March 31, 2008 ("Fiscal 2007") have been audited pursuant to the Financial Instruments and Exchange Law of Japan, by an auditing firm, the Fuji Accounting Office.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Current Assets					
Cash and deposits		13,877		3,231	
Notes and accounts receivable	*7	90,489		80,347	
Inventories		34,653		42,072	
Deferred tax assets		6,933		6,262	
Other		10,279		10,069	
Allowance for doubtful accounts		(452)		(420)	
Total Current Assets		155,780	40.6	141,563	36.3
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures, net	*1, 3	62,151		67,787	
Machinery, equipment and vehicles, net	*1, 3	47,294		60,729	
Land	*3	43,854		43,824	
Construction in progress		10,037		9,347	
Other fixed assets	*1, 3	9,258		9,773	
Total		172,596		191,463	
Intangible Assets		4,119		6,584	
Investment and Other Assets					
Investment securities	*2, 3	34,117		28,490	
Deferred tax assets		444		1,027	
Other	*2	17,440		21,922	
Allowance for doubtful accounts		(937)		(860)	
Total		51,064		50,581	
Total Fixed Assets		227,779	59.4	248,629	63.7
TOTAL ASSETS		383,560	100.0	390,192	100.0

LIABILITIES	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Current Liabilities					
Notes and accounts payable	*7	73,286		65,403	
Short-term loans payable	*3	16,653		14,498	
Current portion of bonds		20,000		—	
Commercial paper		10,000		28,000	
Deferred tax liabilities		3,680		1,749	
Accrued expenses		32,841		32,151	
Reserve for directors' and corporate auditors' bonuses		35		—	
Other	*3	25,758		23,927	
Total Current Liabilities		182,255	47.5	165,730	42.5
Long-term Liabilities					
Bonds		15,000		35,000	
Long-term loans payable	*3	24,633		27,665	
Deferred tax liabilities		9,984		9,350	
Employees' retirement benefits		4,012		3,762	
Reserve for directors' and corporate auditors' retirement benefits		837		665	
Other	*5	791		592	
Total Long-term Liabilities		55,260	14.4	77,036	19.7
TOTAL LIABILITIES		237,515	61.9	242,766	62.2

NET ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Shareholders' Equity					
Common stock		33,646	8.8	33,646	8.6
Additional paid-in capital		31,993	8.3	31,995	8.2
Retained earnings		70,407	18.4	76,019	19.5
Treasury stock, recorded at cost		(566)	(0.1)	(638)	(0.2)
Total shareholders' equity		135,481	35.3	141,022	36.1
Valuation and translation adjustments					
Net unrealized gains on investment securities		8,272	2.2	4,094	1.0
Total valuation and translation adjustments		8,272	2.2	4,094	1.0
Minority Interest		2,291	0.6	2,308	0.6
TOTAL NET ASSETS		146,044	38.1	147,425	37.8
TOTAL LIABILITIES AND NET ASSETS		383,560	100.0	390,192	100.0

CONSOLIDATED INCOME STATEMENT

	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage of net sales (%)	Amount (¥ millions)	Percentage of net sales (%)
Net sales		702,750	100.0	706,988	100.0
Cost of sales	*2	502,635	71.5	516,325	73.0
Gross profit		200,114	28.5	190,663	27.0
Selling, general and administrative expenses	*1, 2	176,517	25.1	174,400	24.7
Operating income		23,597	3.4	16,262	2.3
Non-operating income					
Interest income		53		52	
Dividend income		504		428	
Gain on sale of inventory assets		428		49	
Equity in income of affiliates		116		135	
House rent income		528		542	
Other		1,265		878	
Total		2,896	0.4	2,085	0.3
Non-operating expenses					
Interest expenses		989		864	
Loss on disposal of inventory assets		1,174		561	
Other		907		857	
Total		3,071	0.4	2,282	0.3
Ordinary income		23,421	3.3	16,065	2.3
Extraordinary income					
Gain on sale of fixed assets	*3	4,171		1,600	
Reversal of allowance for doubtful accounts		361		41	
Gain on liquidation of subsidiaries		—		464	
Other		266		259	
Total		4,799	0.7	2,366	0.3
Extraordinary Expenses					
Loss on disposition of fixed assets	*4	5,201		1,448	
Impairment loss	*5	13		—	
Loss on devaluation of securities		0		—	
Provision for directors' retirement benefits		774		—	
Depreciation of prior year leased assets		—		348	
Loss on destruction of inventory assets		—		309	
Other		804		507	
Total		6,794	1.0	2,614	0.4
Income before income taxes and minority interests		21,426	3.0	15,817	2.2
Income taxes – current		5,878		4,247	
Income tax – deferred		1,824		2,300	
Total		7,702	1.1	6,548	0.9
Minority interests		15	0.0	42	0.0
Net Income		13,708	2.0	9,226	1.3

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2006

(¥ millions)

	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains on investment securities		
Balance at March 31, 2006	23,090	21,434	58,505	(394)	102,636	10,059	2,273	114,969
Changes during the fiscal period								
Issuance of new shares	10,556	10,556			21,112			21,112
Directors' and corporate auditors' bonuses (Note)			(35)		(35)			(35)
Cash dividends (Note)			(1,183)		(1,183)			(1,183)
Cash dividends			(986)		(986)			(986)
Net income			13,708		13,708			13,708
Increase in companies accounted for under the equity method			424		424			424
Decrease by sales of subsidiaries' stock			(26)		(26)			(26)
Acquisition of treasury stock				(176)	(176)			(176)
Disposal of treasury stock		2		4	6			6
Net changes other than shareholders' equity during the fiscal period						(1,787)	17	(1,769)
Total changes during the fiscal period	10,556	10,558	11,902	(172)	32,844	(1,787)	17	31,075
Balance at March 31, 2007	33,646	31,993	70,407	(566)	135,481	8,272	2,291	146,044

(Note) These items above were profit disposition items (*rieki shobun koumoku*) at the ordinary general meeting of shareholders held in June 2006.

Fiscal 2007

(¥ millions)

	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains on investment securities		
Balance at March 31, 2007	33,646	31,993	70,407	(566)	135,481	8,272	2,291	146,044
Changes during the fiscal period								
Cash dividends			(3,614)		(3,614)			(3,614)
Net income			9,226		9,226			9,226
Acquisition of treasury stock				(86)	(86)			(86)
Disposal of treasury stock		1		14	16			16
Net changes other than shareholders' equity during the fiscal period						(4,177)	16	(4,160)
Total changes during the fiscal period	—	1	5,612	(71)	5,541	(4,177)	16	1,381
Balance at March 31, 2008	33,646	31,995	76,019	(638)	141,022	4,094	2,308	147,425

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
Cash flows from operating activities			
Income before income taxes		21,426	15,817
Depreciation		19,853	22,247
Amortization of negative goodwill		(169)	(168)
Increase (decrease) in provision for retirement benefits		(5,017)	(4,847)
Interest and dividend income		(557)	(480)
Interest expenses		989	864
(Gain) loss on sales of fixed assets		(4,171)	(1,600)
(Gain) loss on disposal of fixed assets		5,201	1,095
Loss on impairment		13	—
(Gain) loss on sale of securities		202	(128)
(Gain) loss on revaluation of securities		0	170
(Increase) decrease in notes and accounts receivable		(9,192)	10,142
Increase (decrease) in notes and accounts payable		9,645	(7,882)
(Increase) decrease in inventories		2,204	(7,381)
Increase (decrease) in accrued expense		3,151	(690)
Other		(544)	(2,069)
Sub-total		43,037	25,087
Cash received for interest and dividend		561	497
Cash paid for interest		(1,004)	(864)
Cash paid for income taxes		(5,471)	(6,178)
Net cash provided by operating activities		37,123	18,542
Cash flows from investing activities			
Payment for purchases of property, plant and equipment		(20,798)	(41,498)
Proceeds from sale of property, plant and equipment, and intangible assets		7,136	2,097
Payment for purchase of investment securities		(2,497)	(2,753)
Proceeds from sale of investment securities		503	1,381
Net (increase)decrease of loans receivable		61	(121)
Other		146	(3,735)
Net cash used in investing activities		(15,447)	(44,630)
Cash flows from financing activities			
Net increase (decrease) in short-term debt		(8,286)	(1,223)
Net increase (decrease) in commercial paper		(6,000)	18,000
Proceeds from long-term debt		4,400	10,275
Repayment of long-term debt		(19,701)	(7,900)
Proceeds from issuance of bonds		—	20,000
Payment for redemption of bonds		(600)	(20,000)
Proceeds from issuance of shares		21,112	—
Cash dividends paid		(2,169)	(3,614)
Payment of dividends to minority shareholders		(12)	(9)
Other		(174)	(71)
Net cash used in financing activities		(11,433)	15,455
Net increase (decrease) in cash and cash equivalents		10,242	(10,632)
Cash and cash equivalents at beginning of the fiscal year		3,621	13,863
Cash and cash equivalents at the end of the fiscal year	*	13,863	3,230

SIGNIFICANT ACCOUNTING POLICIES

	Fiscal 2006	Fiscal 2007
1. Scope of consolidation	Consolidated subsidiaries of the Company included in the consolidated financial statements for Fiscal 2006 are the following 24 companies: Meiji Feed Co., Ltd. Nihon Kanzume, Co., Ltd. Meiji Oils and Fats Co., Ltd. Fresh Network Systems Co., Ltd. Tokyo Milk Transportation Co., Ltd. Kantora Logistics Co., Ltd. Hokkaido Meihan Co., Ltd. Tohoku Meihan Co., Ltd. Tokyo Meihan Co., Ltd. Tokyo Meiji Foods Co., Ltd. Chubu Meihan Co., Ltd. Kanazawa Meihan Co., Ltd. Kinki Meihan Co., Ltd. Chugoku Meihan Co., Ltd. Kyushu Meinyu Hanbai Co., Ltd. Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd. Osaka Hosho Milk Products Co., Ltd. Shikoku Meiji Dairy Products Co., Ltd. Tokai Meiji Co., Ltd. K.C.S. Co., Ltd. Ohkura Pharmaceutical Co., Ltd. Meiji Techno-Service Inc. Nice Day Co., Ltd. The Company sold shares of Meiji Agris Co., Ltd., which was a consolidated subsidiary for the previous fiscal year, on August 31, 2006. Accordingly, Meiji Agris Co., Ltd. was excluded from the scope of consolidation from the fiscal year 2006. Consolidated financial statements were prepared with appropriate adjustment made to significant matters to profit and loss until the end of June 2006. The Company sold shares of Tokyo Meiji Foods Co., Ltd., a consolidated subsidiary, on April 28, 2006. Tokyo Meiji Foods Co., Ltd. was merged into Fresh Network Systems Co., Ltd., a consolidated subsidiary. Major non-consolidated subsidiaries are as follows: Chiba Meiji Milk Products Co., Ltd. Kantou Seiraku Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest), among others, of the non-consolidated subsidiaries are insignificant and do not affect the accompanying consolidated financial statements.	Consolidated subsidiaries of the Company included in the consolidated financial statements for Fiscal 2007 are the following 24 companies: Meiji Feed Co., Ltd. Nihon Kanzume, Co., Ltd. Meiji Oils and Fats Co., Ltd. Fresh Network Systems Co., Ltd. Tokyo Milk Transportation Co., Ltd. Kantora Logistics Co., Ltd. Hokkaido Meihan Co., Ltd. Tohoku Meihan Co., Ltd. Tokyo Meihan Co., Ltd. Tokyo Meiji Foods Co., Ltd. Chubu Meihan Co., Ltd. Kanazawa Meihan Co., Ltd. Kinki Meihan Co., Ltd. Chugoku Meihan Co., Ltd. Kyushu Meinyu Hanbai Co., Ltd. Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd. Osaka Hosho Milk Products Co., Ltd. Shikoku Meiji Dairy Products Co., Ltd. Tokai Meiji Co., Ltd. K.C.S. Co., Ltd. Ohkura Pharmaceutical Co., Ltd. Meiji Techno-Service Inc. Nice Day Co., Ltd. Major non-consolidated subsidiaries are as follows: Chiba Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Kantou Seiraku Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest), among others, of the non-consolidated subsidiaries are insignificant and do not affect the accompanying consolidated financial statements.

	Fiscal 2006	Fiscal 2007
2. Application of equity method	Companies accounted for by the equity method included in the consolidated financial statements for the fiscal year 2006 are the following 3 companies: Chiba Meiji Milk Products Co., Ltd. Okinawa Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Of the 3 companies above, since the importance of Chiba Meiji Milk Products Co., Ltd. increased, it is included in the scope of application of equity method from the fiscal year 2006. Major non-consolidated subsidiaries and affiliates which do not apply the equity method are as follows: Non-consolidated subsidiaries: Kantou Seiraku Co., Ltd. Affiliate: Tochigi Meiji Milk Products Co., Ltd. Aggregate net profit and loss, and retained earnings (in an amount commensurate with the amount of equity), among others, of these non-consolidated subsidiaries and affiliates, which are not accounted for by the equity method, have no significant influence over the consolidated financial statements. Therefore, investment to these companies is made by the cost accounting method, not by the equity method. Among companies accounted for by the equity method, for companies for which fiscal year end is different from the consolidated fiscal year end, financial statements for the accounting period of each company are used.	Companies accounted for by the equity method included in the consolidated financial statements for the fiscal year 2007 are the following 3 companies: Chiba Meiji Milk Products Co., Ltd. Okinawa Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Major non-consolidated subsidiaries and affiliates which do not apply the equity method are as follows: Non-consolidated subsidiaries: Kantou Seiraku Co., Ltd. Affiliate: Tochigi Meiji Milk Products Co., Ltd. Aggregate net profit and loss, and retained earnings (in an amount commensurate with the amount of equity), among others, of these non-consolidated subsidiaries and affiliates, which are not accounted for by the equity method, have no significant influence over the consolidated financial statements. Therefore, investment to these companies is made by the cost accounting method, not by the equity method. Among companies accounted for by the equity method, for companies for which the fiscal year end is different from the consolidated fiscal year end, financial statements for the accounting period of each company are used.
3. Fiscal year ends of the consolidated subsidiaries	Among the consolidated subsidiaries, the fiscal year end of K.C.S. Co., Ltd. is December 31. The Company prepares its consolidated financial statements utilizing the financial statements as of December 31. With respect to significant transactions conducted between December 31 and the consolidated fiscal year end, appropriate adjustments necessary for the consolidation are made.	Among the consolidated subsidiaries, the fiscal year end of K.C.S. Co., Ltd. is December 31. The Company prepares its consolidated financial statements utilizing the financial statements as of December 31. With respect to significant transactions conducted between December 31 and the consolidated fiscal year end, appropriate adjustments necessary for the consolidation are made.
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of securities Marketable securities (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices: Cost method based on the moving-average method.	(1) Valuation of major assets (a) Valuation of securities Marketable securities (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices: Cost method based on the moving-average method.

	Fiscal 2006	Fiscal 2007
	(b) Derivative financial instruments: Stated at market value. (c) Inventories: Stated principally at cost using the moving-average method (2) Depreciation and amortization of major fixed assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1985 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding building fixtures) newly acquired after April 1, 1998 as well as the Moriya Plant, Tohoku Plant, Kyushu Plant, Kansai Plant and the Head and Tokyo offices is calculated based on the straight-line method. The estimated useful lives for the assets are as follows: Buildings and structures: 2-60 years Machinery, equipment and vehicles: 2-26 years Tools and furniture: 2-22 years	(b) Derivative financial instruments: Stated at market value. (c) Inventories: Stated principally at cost using the moving-average method (2) Depreciation and amortization of major fixed assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1985 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding building fixtures) newly acquired after April 1, 1998 as well as the Moriya Plant, Tohoku Plant, Kyushu Plant, Kansai Plant, Tokachi Plant and the Head and Tokyo offices is calculated based on the straight-line method. The estimated useful lives for the assets are as follows: Buildings and structures: 2-60 years Machinery, equipment and vehicles: 2-26 years Tools and furniture: 2-22 years (Change in Accounting Policy) Beginning in Fiscal 2007, the Company and its consolidated subsidiaries have changed the depreciation method for the property, plant and equipment acquired after April 1, 2007 in accordance with the revision of Japan's Corporate Tax Law and its regulations. As a result of this change, compared with what the level would be under the previous method of accounting, operating income, ordinary income, and income before income taxes each decreased by 537 million yen. From Fiscal 2007, some consolidated subsidiaries changed the method of depreciation from declining-balance method over estimated useful lives to the straight-line method over the leasing period, to coordinate the period of revenue from leases with the period of depreciation of leases assets. As a result of this change, operating income and ordinary income each increased by 155 million yen and income before income taxes decreased by 193 million yen. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION". (Additional Information) The Company and many of its consolidated subsidiaries apply the Corporate Tax Law

	Fiscal 2006	Fiscal 2007
		of Japan, which provides that depreciable assets purchased before March 31, 2007 that have been amortized to 95% of historical cost in a particular fiscal year are amortized evenly over five years starting from the following fiscal year. This is reflected in the category of Depreciation. As a result of this adoption, operating income, ordinary income, and income before income taxes have each decreased by 630 million yen. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".
	(b) Intangible assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years).	(b) Intangible assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years).
	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company reserves an amount based on actual loss experience for normal accounts, and amounts projected to be unrecoverable based on assessments for specific doubtful accounts.	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company reserves an amount based on actual loss experience for normal accounts, and amounts projected to be unrecoverable based on assessments for specific doubtful accounts.
	(b) Retirement benefit: The reserve for retirement benefits represents the estimated payment amount at the end of the consolidated fiscal year based on the projected sum of retirement benefits and pension payments at the end of the consolidated fiscal year. The cost differential (10,939 million yen) from adoption of revised accounting standards is amortized on a straight-line basis over a period of 15 years. The unrecognized actuarial loss is amortized on a straight-line basis over a fixed number of years (principally 14 years) that is within the estimated average remaining service years of employees. The unrecognized prior service cost is amortized on a straight-line basis over a fixed number of years (principally 7 years) that is within the estimated average remaining service years of employees.	(b) Retirement benefit: The reserve for retirement benefits represents the estimated payment amount at the end of the consolidated fiscal year based on the projected sum of retirement benefits and pension payments at the end of the consolidated fiscal year. The cost differential (10,939 million yen) from adoption of revised accounting standards is amortized on a straight-line basis over a period of 15 years. The unrecognized actuarial loss is amortized on a straight-line basis over a fixed number of years (principally 14 years) that is within the estimated average remaining service years of employees. The unrecognized prior service cost is amortized on a straight-line basis over a fixed number of years (principally 7 years) that is within the estimated average remaining service years of employees.

	Fiscal 2006	Fiscal 2007
	(c) Reserve for directors' and corporate auditors' bonuses The Company and some of its consolidated subsidiaries maintain a reserve for bonuses for directors and corporate auditors based on the estimated payment amounts at the end of the current fiscal year. (d) Reserve for retirement benefits for directors and corporate auditors The Company and some of its consolidated subsidiaries maintain a reserve for retirement benefits for directors and corporate auditors based on the projected obligation at the end of the current fiscal year under internal regulations. (4) Translation of Foreign Currency Accounts All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate at the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred. (5) Leases Financial leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Consumption taxes: Consumption taxes and local taxes are excluded from the revenue and expense accounts.	(c) — (d) Reserve for retirement benefits for directors and corporate auditors The Company and some of its consolidated subsidiaries maintain a reserve for retirement benefits for directors and corporate auditors based on the projected obligation at the end of the current fiscal year under internal regulations. (4) Translation of Foreign Currency Accounts All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate at the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred. (5) Leases Financial leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. (6) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Deferred assets Bond issue expenses are recognized as incurred. (b) Consumption taxes: Consumption taxes and local taxes are excluded from the revenue and expense accounts.
5. Valuation of the assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.
6. Goodwill and negative goodwill	Negative goodwill will be amortized using the straight-line method for five years after occurrence.	Negative goodwill will be amortized using the straight-line method for five years after occurrence.

	Fiscal 2006	Fiscal 2007
7. Cash and cash equivalents	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGES IN ACCOUNTING POLICIES

Fiscal 2006	Fiscal 2007
(Accounting standards for presentation of net assets in the balance sheet) Effective from Fiscal 2006, the Company adopted "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No. 5, issued by the Accounting Standards Board of Japan on December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Guidance No. 8, issued by the Accounting Standards Board of Japan on December 9, 2005). The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is 143,753 million yen. The "Net Assets" in the consolidated financial statements for Fiscal 2006 are presented according to the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements".	—
(Accounting Standard for Directors' and Corproate Auditors' Bonuses) Effective from Fiscal 2006, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005). As a result, operating income, ordinary income and net income before tax decreased by 35 million yen, respectively. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".	—
(Reserve for Retirement Benefits for Directors and Corporate Auditors) Retirement benefits for directors and corporate auditors were previously accounted for primarily as expenses at the time of payment. The previous system was abolished as authorized at the General Meeting of Shareholders in June 2007 and has been replaced with the current customary practice of maintaining a reserve amount for retirement benefits for directors. Amounts payable to directors upon retirement are based on time in office and are subject to the approval of shareholders. To accurately reflect this in the balance sheet and maintain a healthy financial position, the Company and some of its consolidated subsidiaries accounted for a reserve for retirement benefits for directors based on the projected obligation at the end of the current fiscal year. Application of this accounting method reduced income before taxes by 774 million yen.	—

CHANGEES IN PRESENTATION

Fiscal 2006	Fiscal 2007
—	(Consolidated Statements of Income) 1. "Loss on devaluation of securities" (53 million yen in Fiscal 2007), which was presented separately in Fiscal 2006, is included in "Other" of "Extraordinary Expenses" from the fiscal year ended March 31, 2008 because it accounts for no more than 10% of total extraordinary expenses. 2. "Reserve for directors' and corporate auditors' retirement benefits" (31 million yen in Fiscal 2007), which was presented separately in Fiscal 2006, is included in "Other" of "Extraordinary Expenses" from Fiscal 2007 because it accounts for no more than 10% of total extraordinary expenses.
(Consolidated Statement of Cash Flows) Effective from Fiscal 2006, the Company presents the amount previously presented as "Consolidated adjustment account" in the fiscal year ended March 31, 2006 as "Amortization of negative goodwill".	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

(CONSOLIDATED BALANCE SHEET)

Fiscal 2006

*1. Cumulative total of depreciation on property, plant and equipment

¥234,349 million

*2. The following are figures with respect to nonconsolidated subsidiaries and affiliates of the Company:

Investment securities (stock): ¥4,640 million
Other (investment): ¥183 million

*3. Collateral and Secured Liabilities

Assets pledged as collateral were as follows:

	(¥ millions)
Buildings	8,268
Structures	1,000
Machinery and equipment	7,777
Vehicles	0
Tools and furniture	69
Land	8,690
Investment securities	3,492
Total	29,299

Liabilities secured by the above assets were as follows:

	(¥ millions)
Short-term loans	1,360
Long-term loans (current portion)	1,967
Long-term loans	10,529
Employees' saving deposit	2,467
Total	16,325

4. Contingent Liabilities

(1) Guaranteed financial obligations (for loans payable to financial institutions by corporations other than consolidated companies)

	(¥ millions)
Tonyu Logistic Service Co., Ltd.	35
Sendai Feed Co., Ltd.	160
Meiji Beverage Co., Ltd.	98
Total	293

(2) In connection with the following companies arranging credit lines with financial institutions, the Company has provided a guarantee.

Meiji Dairy Australia Pty. Ltd. ¥95 million
(In foreign currency: AUD 1,000 thousand)

*5. Negative goodwill included in the amount of 235 million yen is included in "Others" in Long-term Liabilities.

Fiscal 2007

*1. Cumulative total of depreciation on property, plant and equipment

¥246,184 million

*2. The following are figures with respect to nonconsolidated subsidiaries and affiliates of the Company:

Investment securities (stock): ¥4,993 million
Other (investment): ¥183 million

*3. Collateral and Secured Liabilities

Assets pledged as collateral were as follows:

	(¥ millions)
Buildings	6,805
Structures	909
Machinery and equipment	6,275
Vehicles	0
Tools and furniture	55
Land	6,450
Investment securities	3,138
Total	23,634

Liabilities secured by the above assets were as follows:

	(¥ millions)
Short-term loans	800
Long-term loans (current portion)	2,042
Long-term loans	9,056
Employees' saving deposit	2,472
Total	14,371

4. Contingent liabilities

(1) Guaranteed financial obligations (for loans payable to financial institutions by corporations other than consolidated companies)

	(¥ millions)
Tonyu Logistic Service Co., Ltd.	55
Sendai Feed Co., Ltd.	479
Meiji Beverage Co., Ltd.	93
Total	627

(2)

—

*5. Negative goodwill included in the amount of 67 million yen is included in "Others" in Long-term Liabilities

Fiscal 2006	Fiscal 2007
6. Commitment Line Agreements In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks. The balances of these loans as of the balance sheet date are as follows: (¥ millions) Total commitment line 20,000 Outstanding balance of loans executed — Difference 20,000	6. Commitment Line Agreements In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks. The balances of these loans as of the balance sheet date are as follows: (¥ millions) Total commitment line 20,000 Outstanding balance of loans executed — Difference 20,000
*7. Maturity of drafts on balance sheet date Drafts which mature at the end of the consolidated fiscal period are accounted for as of the date of exchange. Because the balance sheet date for Fiscal 2006 was a bank holiday, the balance with respect to the following drafts has been included in the balance for Fiscal 2006. (¥ millions) Drafts receivable 459 Drafts payable 735	*7. —

(CONSOLIDATED INCOME STATEMENT)

Fiscal 2006	Fiscal 2007
*1. The following are the principal components of selling, general and administrative expenses: (¥ millions) Carriage and storage charges 28,807 Sales promotion expenses 51,772 Labor cost 38,120 Employees retirement benefits cost 1,929	*1. The following are the principal components of selling, general and administrative expenses: (¥ millions) Carriage and storage charges 26,484 Sales promotion expenses 51,764 Labor cost 38,834 Employees retirement benefits cost 1,904
*2. Research and development cost which is included in manufacturing expense, selling general and administrative expenses is 7,570 million yen.	*2. Research and development cost which is included in manufacturing expense, selling general and administrative expenses is 7,122 million yen.
*3. Gain on sale of fixed assets is as follows: (¥ millions) Land 4,162 Other fixed assets 9 Total 4,171	*3. Gain on sale of fixed assets is as follows: (¥ millions) Land 1,573 Other fixed assets 27 Total 1,600
*4. Loss on disposition of fixed assets is as follows: (¥ millions) Buildings 883 Machinery and equipment 898 Land 3,141 Tools and furniture 278 Total 5,201	*4. Loss on disposition of fixed assets is as follows: (¥ millions) Buildings 752 Machinery and equipment 550 Land 12 Tools and furniture 132 Total 1,448
*5. Loss on impairment During Fiscal 2006, the Company group recognized a loss on impairment on following groups of assets: Use: Idle properties; Type of assets: Land; Location: Shibata-gun, Miyagi The Company group classifies its assets into groups based on each business segment. The above asset is in idle condition and there is no possibility of future use. It has therefore been devaluated, and the Company recognized a loss on impairment on the difference, in the amount of 13 million yen, as special expenses. The recoverable amount is determined by the net selling price based on the price rationally calculated based principally on the expected selling price or inheritance tax evaluation.	*5. Loss on impairment —

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

(Fiscal 2006)

1. Matters related to issued and outstanding shares and treasury shares

(thousands of shares)

Type of Shares	Number of shares as of March 31, 2006	Increase in number of shares during Fiscal 2006	Decrease in number of shares during Fiscal 2006	Number of shares as of March 31, 2007
Issued and Outstanding Shares				
Common stock (Note 1)	296,648	33,000	–	329,648
Total	296,648	33,000	–	329,648
Treasury Shares				
Common stock (Notes 2 and 3)	834	207	8	1,032
Total	834	207	8	1,032

(Notes) 1. Increase of 33,000 thousand shares of common stock in issued and outstanding shares is due to (i) the increase of 30,000 thousand shares by issuance of new shares through a public offering and (ii) the increase of 3,000 thousand shares by issuance of new shares through a third party allocation.

2. Increase of 207 thousand shares of common stock in treasury shares is due to the purchase of fractional shares.

3. Decrease of 8 thousand shares of common stock in treasury shares is due to the sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends (¥ millions)	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common stock	1,183	4.00	March 31, 2006	June 29, 2006
Meeting of the Board of Directors held on November 14, 2006	Common stock	986	3.00	September 30, 2006	December 8, 2006

(2) Dividends whose record date is attributable to Fiscal 2006 but are to become effective in the following fiscal year

Resolution	Type of shares	Total amount of dividends (¥ millions)	Source of dividends	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	2,300	Retained earnings	7.00	March 31, 2007	June 29, 2007

(Fiscal 2007)

1. Matters related to issued and outstanding shares and treasury shares

(thousands of shares)

Type of Shares	Number of shares as of March 31, 2007	Increase in number of shares during Fiscal 2007	Decrease in number of shares during Fiscal 2007	Number of shares as of March 31, 2008
Issued and Outstanding Shares				
Common stock	329,648	—	—	329,648
Total	329,648	—	—	329,648
Treasury Shares				
Common stock (Notes 1,and 2)	1,032	123	25	1,130
Total	1,032	123	25	1,130

(Notes) 1. Increase of 123 thousand shares of common stock in treasury shares is due to the purchase of fractional shares.

2. Decrease of 25 thousand shares of common stock in treasury shares is due to the sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends (¥ millions)	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	2,300	7.00	March 31, 2007	June 29, 2007
Meeting of the Board of Directors held on November 15, 2007	Common stock	1,314	4.00	September 30, 2007	December 10, 2007

(2) Dividends whose record date is attributable to Fiscal 2007 but that are to become effective in the following fiscal year.

Resolution	Type of shares	Total amount of dividends (¥ millions)	Source of dividends	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2008	Common stock	1,314	Retained earnings	4.00	March 31, 2008	June 30, 2008

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Fiscal 2006	Fiscal 2007
Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:	Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:

Fiscal 2006 (as of March 31, 2007)	(¥ millions)	Fiscal 2007 (as of March 31, 2008)	(¥ millions)
Cash	13,877	Cash	3,231
Fixed term deposits over 3 months	(13)	Fixed term deposits over 3 months	(1)
Cash and cash equivalents	13,863	Cash and cash equivalents	3,230

(LEASE TRANSACTIONS)

Fiscal 2006

Finance lease assets which do not transfer ownership to lessees are as follows:

(1) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Tools and furniture	Other	Total
Acquisition costs	9,326	7,238	16,565
Accumulated depreciation	5,632	3,989	9,621
Net book value	3,694	3,242	6,936

(2) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	3,078
Due after one year	4,163
Total	7,241

(3) Lease expenses paid and amounts equivalent to depreciation expenses and interest expenses

	(¥ millions)
Lease expenses paid	4,112
Depreciation expenses	3,810
Interest expenses	175

(4) Calculation method of amounts equivalent to depreciation expenses and interest expenses

Calculation method of depreciation expenses

Amounts equivalent to depreciation expenses are calculated by the straight-line method over the period of the finance lease.

Calculation of interest expenses

Amounts equivalent to interest expenses are calculated by the interest method, based on the difference between the aggregate sum of lease payments and the amounts equivalent to acquisition costs.

(Loss on impairment)

Since no loss on impairment was allocated to leased assets, description of line items, etc. is omitted.

Fiscal 2007

Finance lease assets which do not transfer ownership to lessees are as follows:

(1) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Tools and furniture	Other	Total
Acquisition costs	6,842	6,836	13,679
Accumulated depreciation	4,400	3,866	8,267
Net book value	2,441	2,970	5,412

(2) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	2,561
Due after one year	3,180
Total	5,742

(3) Lease expenses paid and amounts equivalent to depreciation expenses and interest expenses

	(¥ millions)
Lease expenses paid	3,379
Depreciation expenses	3,144
Interest expenses	137

(4) Calculation method of amounts equivalent to depreciation expenses and interest expenses

Calculation method of depreciation expenses

Amounts equivalent to depreciation expenses are calculated by the straight-line method over the period of the finance lease.

Calculation of interest expenses

Amounts equivalent to interest expenses are calculated by the interest method, based on the difference between the aggregate sum of lease payments and the amounts equivalent to acquisition costs.

(Loss on impairment)

Since no loss on impairment was allocated to leased assets, description of line items, etc. is omitted.

(SECURITIES)

(Fiscal 2006)

1. Other securities with market prices (¥ millions)

	Acquisition cost	Book value	Difference
Securities with a market price exceeding acquisition costs (1) Equity securities	12,024	26,049	14,025
Sub-total	12,024	26,049	14,025
Securities with a market price not exceeding acquisition costs (1) Equity securities	497	423	(74)
Sub-total	497	423	(74)
Total	12,521	26,473	13,951

(Note) The impairment accounting method is not used for other securities with market prices in the consolidated balance sheets for Fiscal 2006.

Securities sold during Fiscal 2006 and securities without a market price were considered insignificant and are not reported in the balance sheets.

(Fiscal 2007)

1. Other securities with market prices (¥ millions)

	Acquisition cost	Book value	Difference
Securities with a market price exceeding acquisition costs (1) Equity securities	11,299	18,762	7,462
Sub-total	11,299	18,762	7,462
Securities with a market price not exceeding acquisition costs (1) Equity securities	3,237	2,696	(540)
(2) Others	99	67	(32)
Sub-total	3,337	2,764	(573)
Total	14,636	21,526	6,889

(Note) Investment securities with market prices in the consolidated balance sheets for fiscal year 2007 are presented as an impairment loss of 37 million yen. The impairment accounting method is used for all assets for which the estimated value is 50% of the acquisition value or less. The impairment accounting method may be used for assets for which the estimated value is 30-50% below the acquisition value by considering the importance of the amount, the potential for recovery, and other factors.

Securities sold during Fiscal 2007 and securities without a market price were considered insignificant and are not reported in the balance sheets.

(DERIVATIVE TRANSACTIONS)

1. Status of derivative transactions

(Fiscal 2006)

The Company Group only engages in derivative transactions as follows, and does not utilize derivative transactions for trading or speculative purposes.

With respect to currency-related derivative transactions, in order to prepare for fluctuations of foreign currency exchange rates, the Company Group engages in forward foreign exchange contracts and currency option transactions.

With respect to interest rate-related derivative transactions, in order to convert floating interest rates into fixed interest rates, the Company Group engages in interest rate swap transactions.

Execution and management of transactions are conducted by the departments which actually engage in such transactions as well as the accounting department. It is a policy of the Company Group that forward foreign exchange contracts and currency option transactions should be limited only to transactions actually necessary within the scope of ordinary course of business activities. In addition, it is also the Company Group's policy that interest rate swap transactions should be conducted within the limit of borrowing amount which has been determined by the meetings of the Board of Directors. Pursuant to such procedures and policies, the Company Group manages its risks.

(Fiscal 2007)

The Company Group only engages in derivative transactions as follows, and does not utilize derivative transactions for trading or speculative purposes.

With respect to currency-related derivative transactions, in order to prepare for fluctuations of foreign currency exchange rates, the Company Group engages in forward foreign exchange contracts and currency option transactions.

With respect to interest rate-related derivative transactions, in order to convert floating interest rates into fixed interest rates, the Company Group engages in interest rate swap transactions.

Execution and management of transactions are conducted by the departments which actually engage in such transactions as well as the accounting department. It is a policy of the Company Group that forward foreign exchange contracts and currency option transactions should be limited only to transactions actually necessary within the scope of ordinary course of business activities. In addition, it is also the Company Group's policy that interest rate swap transactions should be conducted within the limit of borrowing amount which has been determined by the meetings of the Board of Directors. Pursuant to such procedures and policies, the Company Group manages its risks.

2. Market value, etc. of derivative transactions

Amount of contracts, market value and valuation gain or loss of derivative transactions

(1) Currencies-related (¥ millions)

Type	Fiscal 2006				Fiscal 2007			
	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss
Transactions other than market transactions								
Forward foreign exchange contracts								
Buying position								
US$	1,069	—	1,080	10	1,226	—	1,178	(47)
Option transactions								
Selling position								
Put	(39)	—			(683)	(493)		
US$	2	—	—	2	26	21	31	(5)
Buying position								
Call	(19)	—			(341)	(246)		
US$	1	—	3	2	26	19	24	(1)
Total	1,072	—	1,083	15	1,279	40	1,235	(54)

(Note) In order to calculate market value at the end of the consolidated fiscal year, a futures quotation is utilized as exchange rate.

(2) Interest rate-related (¥ millions)

Type	Fiscal 2006				Fiscal 2007			
	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss
Transactions other than market transactions								
Interest rate swap transactions								
Floating-rate receiving and fixed-rate paying	1,350	1,350	(19)	(19)	4,600	4,600	(165)	(165)
Total	1,350	1,350	(19)	(19)	4,600	4,600	(165)	(165)

(Note) Market value at the end of the consolidated fiscal year is the price presented by the banks with which the Company has entered into contracts.

(EMPLOYEES' RETIREMENT BENEFITS)

Fiscal 2006	Fiscal 2007
1. Summary of the employees' retirement benefit In addition to the lump-sum severance payment plan based on the pension plan regulations, the retirement benefits system of the Meiji Dairies Group consists of the contributory defined benefit corporate plan which is used by the Company and certain consolidated subsidiaries and the employees' pension fund plan and the tax-qualified pension plan which are used by certain consolidated subsidiaries. Extra payments may be made upon the early retirement of an employee.	1. Summary of the employees' retirement benefit In addition to the lump-sum severance payment plan based on the pension plan regulations, the retirement benefits system of the Meiji Dairies Group consists of the contributory defined benefit corporate plan which is used by the Company and certain consolidated subsidiaries and the employees' pension fund plan and the tax-qualified pension plan which are used by certain consolidated subsidiaries. Extra payments may be made upon the early retirement of an employee. Matters concerning multi-company retirement benefits plans for which compulsory contributions are recorded as retirement benefits expenses are as follows: (1) Accumulated reserves in the retirement benefits system (As of March 31, 2007) (¥ millions) (a) Pension plan assets: 420,095 (b) Project benefit obligation based on pension financing calculations: 438,940 (c) Difference ((a)-(b)): (18,844) (2) Percentage of contributions of the Company group to the retirement benefits system (from April 1, 2006 to March 31, 2007) Percentage of contributions: 0.94% (3) Supplemental explanation (March 31, 2007) The amount presented above in (1) represents the total amount of several multi-company retirement plans. The difference in (c) consists primarily of the balance of prior service cost based on pension financing calculations, which amounts to 27,981 million yen. The Company group recognized 35 million yen in special premiums in the consolidated financial statements for the current fiscal year. The percentage presented above in (2) was calculated based on weighted average figures and is not consistent with the percentage of the Meiji Dairies Group's actual liability.

Fiscal 2006	Fiscal 2007

Fiscal 2006

2. Liabilities for employees' retirement benefits

(as of March 31, 2007)

(¥ millions)

(a)	Projected benefit obligation (Note 1)	(75,280)
(b)	Fair vale of pension plan assets (Note 2)	64,475
(c)	Unfunded pension obligation ((a) - (b))	(10,805)
(d)	Unrecognized transitional obligations	5,757
(e)	Unrecognized actuarial loss	14,766
(f)	Unrecognized prior service cost	(4,635)
(g)	Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	5,082
(h)	Prepaid pension cost	9,095
(i)	Employees' retirement benefits ((g) - (h))	(4,012)

(Notes) 1. Because pension plan assets corresponding to the Company's own contribution cannot be reasonably calculated, the general establishment-type employees' pension fund is not included in "Projected benefit obligation."

2. General establishment-type employees' pension fund is not included in pension plan assets. Equity amount of pension plan assets (pro rata amount by contribution, etc.) of the fund is 3,997 million yen.

3. Employees' retirement benefits expenses

(from April 1, 2006 to March 31, 2007)

(¥ millions)

(a)	Service cost (Note 1)	1,447
(b)	Interest cost	1,897
(c)	Expected return on plan assets	(1,742)
(d)	Amortization of transitional obligation	711
(e)	Recognition of actuarial gain/loss	1,730
(f)	Amortization of prior service cost	(1,324)
(g)	Compulsory contribution to employees' pension fund (Note 2)	176
(h)	Additional retirement payments temporarily paid	39
(i)	Net employees' retirement benefits expenses ((a) + (b) + (c) + (d) + (e) + (f) + (g) + (h))	2,937

(Notes) 1. Retirement benefits expenses (excluding amortization of transitional obligations) that are calculated in accordance with the simplified method are included. Employee's contributions to the corporate pension fund are excluded.

2. Compulsory contributions to the general establishment-type employees' pension fund.

Fiscal 2007

2. Liabilities for employees' retirement benefits

(as of March 31, 2008)

(¥ millions)

(a)	Projected benefit obligation (Note 1)	(73,037)
(b)	Fair vale of pension plan assets (Note 2)	50,396
(c)	Unfunded pension obligation ((a) - (b))	(22,641)
(d)	Unrecognized transitional obligations	5,037
(e)	Unrecognized actuarial loss	30,871
(f)	Unrecognized prior service cost	(3,338)
(g)	Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	9,929
(h)	Prepaid pension cost	13,692
(i)	Employees' retirement benefits ((g) - (h))	(3,762)

(Notes) 1. Because pension plan assets corresponding to the Company's own contribution cannot be reasonably calculated, the general establishment-type employees' pension fund is not included in "Projected benefit obligation."

2. General establishment-type employees' pension fund is not included in pension plan assets.

3. Employees' retirement benefits expenses

(from April 1, 2007 to March 31, 2008)

(¥ millions)

(a)	Service cost (Note 1)	1,454
(b)	Interest cost	1,841
(c)	Expected return on plan assets	(1,868)
(d)	Amortization of transitional obligation	711
(e)	Recognition of actuarial gain/loss	1,892
(f)	Amortization of prior service cost	(1,335)
(g)	Compulsory contribution to employees' pension fund (Note 2)	182
(h)	Additional retirement payments temporarily paid	30
(i)	Net employees' retirement benefits expenses ((a) + (b) + (c) + (d) + (e) + (f) + (g) + (h))	2,907

(Notes) 1. Retirement benefits expenses (excluding amortization of transitional obligations) that are calculated in accordance with the simplified method are included. Employee's contributions to the corporate pension fund are excluded.

2. Compulsory contributions to the general establishment-type employees' pension fund.

<table>
<tr><th>Fiscal 2006</th><th>Fiscal 2007</th></tr>
<tr><td>
4. Basis for calculation of employees' retirement benefits
(from April 1, 2006 to March 31, 2007)
(¥ millions)
<table>
<tr><td>(a)</td><td>Periodic recognition of projected benefit obligation</td><td>Straight-line method</td></tr>
<tr><td>(b)</td><td>Discount rate</td><td>2.5%</td></tr>
<tr><td>(c)</td><td>Expected rate of return on plan assets</td><td>Principally 3.5%</td></tr>
<tr><td>(d)</td><td>Recognition period of actuarial gain/loss</td><td>Principally 14 years</td></tr>
<tr><td>(e)</td><td>Amortization period of transitional obligation</td><td>15 years</td></tr>
<tr><td>(f)</td><td>Amortization period of prior service cost</td><td>Principally 7 years</td></tr>
</table>
For certain consolidated subsidiaries, a simplified method is utilized for the calculation of employees' retirement benefits.
</td><td>
4. Basis for calculation of employees' retirement benefits
(from April 1, 2007 to March 31, 2008)
(¥ millions)
<table>
<tr><td>(a)</td><td>Periodic recognition of projected benefit obligation</td><td>Straight-line method</td></tr>
<tr><td>(b)</td><td>Discount rate</td><td>2.5%</td></tr>
<tr><td>(c)</td><td>Expected rate of return on plan assets</td><td>Principally 3.5%</td></tr>
<tr><td>(d)</td><td>Recognition period of actuarial gain/loss</td><td>Principally 14 years</td></tr>
<tr><td>(e)</td><td>Amortization period of transitional obligation</td><td>15 years</td></tr>
<tr><td>(f)</td><td>Amortization period of prior service cost</td><td>Principally 7 years</td></tr>
</table>
For certain consolidated subsidiaries, a simplified method is utilized for the calculation of employees' retirement benefits.
(Additional information)
From Fiscal 2007, the Company adopted "Partial Amendments (No. 2) of 'Accounting Standards for Employee Retirement Benefits' " (Accounting Standards Board Statement No. 14, May 15, 2007).
</td></tr>
</table>

(STOCK OPTIONS, ETC.)

N/A

(DEFERRED INCOME TAXES)

Fiscal 2006

1. Significant components of deferred tax assets and liabilities

(¥ millions)

Deferred tax assets:	
Retirement benefit's	927
Accrued bonus	2,778
Unrealized gain	1,183
Unidentified expenses	1,187
Depreciation	1,137
Accrued enterprise taxes	304
Loss carried forward	1,723
Other	830
Subtotal deferred tax assets	10,073
Valuation allowance	(1,593)
Total deferred tax assets	8,479
Deferred tax liabilities:	
Tax deductible reserve	(3,393)
Net unrealized gains on investments securities	(5,631)
Prepaid pension cost	(1,852)
Other	(209)
Total deferred tax liabilities	(11,086)
Net deferred tax assets	(2,607)

2. Differences between the statutory tax rate and the Company's effective tax rate

Statutory tax rate	40.4%
Entertainment and other permanently non-deducible expenses	3.2%
Dividend and other permanently non-taxable income	(0.8%)
Amortization of goodwill	(0.8%)
Valuation allowance	(3.8%)
Per capita inhabitant's tax	1.0%
Tax credit for experimentation and research expenses	(2.1%)
Other	(1.1%)
Effective tax rates	36.0%

Fiscal 2007

1. Significant components of deferred tax assets and liabilities

(¥ millions)

Deferred tax assets:	
Retirement benefit's	931
Accrued bonus	2,727
Unrealized gain	1,233
Unidentified expenses	1,194
Depreciation	1,340
Accrued enterprise taxes	203
Loss carried forward	2,053
Other	1,682
Subtotal deferred tax assets	11,368
Valuation allowance	(2,015)
Total deferred tax assets	9,352
Deferred tax liabilities:	
Tax deductible reserve	(3,297)
Net unrealized gains on investments securities	(2,783)
Prepaid pension cost	(3,756)
Other	(1,574)
Total deferred tax liabilities	(11,412)
Net deferred tax assets	(2,060)

2. Differences between the statutory tax rate and the Company's effective tax rate

Statutory tax rate	40.4%
Entertainment and other permanently non-deducible expenses	4.0%
Dividend and other permanently non-taxable income	(1.3%)
Amortization of goodwill	(1.1%)
Valuation allowance	2.7%
Per capita inhabitant's tax	1.4%
Tax credit for experimentation and research expenses	(2.9%)
Other	(2.2%)
Effective tax rates	41.0%

(SEGMENT INFORMATION)

【Business Segment Information】

(Fiscal 2006)

(¥ millions)

	Foods	Service/Other	Total	Elimination or Corporate	Consolidated
I. Sales and operating profit and loss					
Sales:					
(1) Sales to customers	594,815	107,935	702,750	—	702,750
(2) Intersegment sales	1,793	43,258	45,051	(45,051)	—
Total	596,608	151,193	747,802	(45,051)	702,750
Operating expenses	576,586	147,732	724,318	(45,165)	679,153
Operating income	20,022	3,460	23,483	113	23,597
II. Assets, depreciation, loss on impairment and capital expenditures					
Assets	306,393	67,340	373,734	9,826	383,560
Depreciation	15,191	4,661	19,853	—	19,853
Impairment loss	13	—	13	—	13
Capital expenditures	21,557	6,995	28,553	—	28,553

(Note) As described above in "CHANGES IN ACCOUNTING POLICIES", effective Fiscal 2006, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005). As a result, compared with what the level would be under the previous method of accounting, operating expenses of the Foods business increased by 30 million yen and its operating income decreased by the same amount, and operating expenses of Service/Other businesses increased by 5 million yen and its operating income decreased by the same amount.

(Fiscal 2007)

(¥ millions)

	Foods	Service/Other	Total	Elimination or Corporate	Consolidated
I. Sales and operating profit and loss					
Sales:					
(1) Sales to customers	594,097	112,890	706,988	—	706,988
(2) Intersegment sales	1,663	44,654	46,317	(46,317)	—
Total	595,761	157,545	753,306	(46,317)	706,988
Operating expenses	581,202	155,775	736,978	(46,252)	690,725
Operating income	14,558	1,769	16,327	(64)	16,262
II. Assets, depreciation, loss on impairment and capital expenditures					
Assets	330,520	65,950	396,470	(6,277)	390,192
Depreciation	16,338	5,908	22,247	—	22,247
Capital expenditures	35,535	6,430	41,966	(159)	41,807

(Note) As described above in "SIGNIFICANT ACCOUNTING POLICIES", effective Fiscal 2007, the Company and its consolidated subsidiaries have changed the depreciation method for the property, plant and equipment. As a result, compared with what the level would be under the former method of accounting, depreciation of the Foods business increased by 974 million yen and depreciation of Service/Other businesses increased by 386 million yen. In addition, operating expenses of Foods business increased by 974 million yen and its operating income decreased by the same amount, and operating expenses of Service/Other businesses increased by 37 million yen and its operating income decreased by the same amount.

(Notes) 1. Classification of business segment

Businesses are classified in segments taking into account factors such as type of products and similarity of markets in which products are sold.

2. Principal products of each business segment

Business segment	
Foods	Milk, powdered milk, condensed milk, butter, cheese, ice cream, beverages, meat products, other food products
Service/Other	Animal feed, distribution, warehousing, pharmaceuticals, real estate, mechanical engineering service, food-services, insurance agency and leasing

3. Among assets, principal assets of the Company which have been included in "Elimination or Corporate" are the Company's surplus fund resources (cash and securities), long-term investment fund (investment securities) and assets relating to the administrative division.

   (Fiscal 2006): ¥48,074 million

   (Fiscal 2007): ¥31,827 million

【Geographical Segment Information】

(Fiscal 2006): Since the Company does not have any consolidated overseas subsidiaries or significant overseas branches, there is no relevant information to be disclosed.

(Fiscal 2007): Since the Company does not have any consolidated overseas subsidiaries and significant overseas branches, there is no relevant information to be disclosed.

【Overseas Sales】

(Fiscal 2006): Since overseas sales accounted for less than 10% of the consolidated sales, its description is omitted.

(Fiscal 2007): Since overseas sales accounted for less than 10% of the consolidated sales, its description is omitted.

【Related Party Transactions】

(Fiscal 2006): N/A

(Fiscal 2007): N/A

(PER SHARE INFORMATION)

Fiscal 2006

Net assets per share	¥437.45
Net income per share (Basic)	¥42.81

Basis for calculation of net income per share is as follows:

(¥ millions)

Net income	13,708
Amounts not attributable to shareholders of common stock (Includes bonuses to directors and corporate auditors from profit)	—
Net income attributable to common stock	13,708
Average number of shares outstanding during the year	320,226 thousand shares

(Note) Net income per share (Diluted) is not presented because there are no shares of common stock with dilutive effects outstanding.

Fiscal 2007

Net assets per share	¥441.73
Net income per share (Basic)	¥28.08

Basis for calculation of net income per share is as follows:

(¥ millions)

Net income	9,226
Amounts not attributable to shareholders of common stock	—
Net income attributable to common stock	9,226
Average number of shares outstanding during the year	328,552 thousand shares

(Note) Net income per share (Diluted) is not presented because there are no shares of common stock with dilutive effects outstanding.

(SUBSEQUENT EVENTS)

Fiscal 2006	Fiscal 2007
—	—

(CONSOLIDATED SUPPLEMENTARY STATEMENT)

【Statement of Corporate Bonds】

Company name	Name of Corporate Bonds	Date of issuance	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Annual interest rate (%)	Security	Redemption date
Meiji Dairies Corporation	Series 3 unsecured bonds	May 10, 2002	20,000 (20,000)	—	1.08	unsecured bonds	May 10, 2007
Meiji Dairies Corporation	Series 4 unsecured bonds	June 10, 2004	15,000	15,000	0.81	unsecured bonds	June 10, 2009
Meiji Dairies Corporation	Series 5 unsecured bonds	December 6, 2007	—	20,000	1.40	unsecured bonds	December 6, 2012
Total	—	—	35,000 (20,000)	35,000	—	—	—

(Notes) 1. Figures in brackets represent scheduled redemption obligations due within one year

2. Scheduled redemption obligations over the 5 year period subsequent to the consolidated balance sheet date are as follows:

(¥ millions)

Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
—	15,000	—	—	20,000

【Statement of Loans Payable】

Classification	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Average interest rate (%)	Repayment period
Short-term loans	8,980	7,780	1.25	—
Long-term loans due within one year	7,672	6,718	1.23	—
Lease obligations due within one year	—	—	—	—
Long-term loans payable (excluding portion due within one year)	24,633	27,665	1.49	From April 2009 through April 2020
Lease obligations (excluding portion due within one year)	—	—	—	
Other interest-bearing liabilities:				
Commercial paper (due within one year)	10,000	28,000	0.64	—
Employee deposits	2,467	2,472	0.60	—
Total	53,754	72,635	—	—

(Notes) 1. "Average interest rate" is the weighted average interest rate applicable to the balance of loans payable at the end Fiscal 2007.

2. Scheduled repayment obligations over the 5-year period subsequent to the consolidated closing date for long-term loans payable (excluding portion due within one year) are as follows:

(¥ millions)

Classification	1-2 years	2-3 years	3-4 years	4-5 years
Long-term loans payable	5,541	6,042	4,055	7,560

OTHER MATTERS

N/A

(End of Exhibit 2)

Consolidated Quarterly Financial Data for Meiji Seika Kaisha Ltd. (the "Company") extracted from its 150th Quarterly Securities Report, submitted as of August 12, 2008 (pages 24 ~ 37)

V. Financial Condition

1. Methods of Preparation of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements. (Finance Ministerial Ordinance No. 64 of 2007) (the "Quarterly Consolidated Financial Statements Regulations").

For the preparation of the quarterly consolidated financial statements for the three-months ended June 30, 2008 of the fiscal year ending March 31, 2009 (the "First Quarter"), the Company has adopted, at an early date, the Quarterly Consolidated Financial Statements Regulations as amended, pursuant to the provisory clause to Article 7, Paragraph 1, Item 5 of the supplementary provisions the Finance Ministerial Ordinance on the Partial Amendment of Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements (Finance Ministerial Ordinance No. 50 of August 7, 2008).

2. Audit Certificate

The quarterly consolidated financial statements of the Company for the First Quarter have been audited by an auditing firm, the Fuji Accounting Office, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY CONSOLIDATED BALANCE SHEET

(¥ millions)

ASSETS	(Note)	First Quarter (ended June 30, 2008)	Summary consolidated balance sheet for the fiscal year ended March 31, 2008
Current Assets			
Cash and time deposits		10,030	11,802
Notes and accounts receivable		65,997	78,834
Goods and products		30,814	29,385
Goods in process		2,436	2,487
Raw materials and stored goods		16,058	15,794
Other current assets		10,647	11,278
Allowance for doubtful receivables		(31)	(31)
Total Current Assets		135,952	149,550
Fixed Assets			
Property, Plant and Equipment			
Buildings and structures		158,814	158,454
Accumulated depreciation		(83,587)	(82,459)
Buildings and structures, net		75,227	75,995
Machinery and equipment		175,665	172,418
Accumulated depreciation		(133,422)	(132,417)
Machinery and equipment, net		42,242	40,000
Tools, furniture and fixtures		15,654	15,626
Accumulated depreciation		(13,539)	(13,470)
Tools, furniture and fixtures, net		2,115	2,156
Land		24,455	24,486
Leased assets		122	—
Accumulated depreciation		(2)	—
Leased assets, net		120	—
Construction in progress		3,788	2,915
Total Property, Plant and Equipment (net)		147,950	145,554
Intangible Fixed Assets:			
Goodwill		1,847	2,855
Other intangible fixed assets		2,975	3,223
Total Intangible Fixed Assets		4,823	6,078
Investment and Other Assets:			
Investment securities		43,605	42,827
Other		4,560	5,516
Allowance for doubtful accounts		(917)	(917)
Total Investments and Other Assets		47,247	47,426
Total Fixed Assets		200,021	199,059
TOTAL ASSETS		335,973	348,609

(¥ millions)

LIABILITIES	(Note)	First Quarter (ended June 30, 2008)	Summary consolidated balance sheet for the fiscal year ended March 31, 2008
Current Liabilities			
Notes and accounts payable		27,220	31,185
Short-term bank loans		14,473	15,569
Income tax payable		635	2,982
Reserve for employees' bonuses		2,109	3,931
Reserve for returned goods		284	369
Reserve for sales rebates		3,392	5,213
Other		30,880	31,440
Total Current Liabilities		78,996	90,692
Long-term Liabilities:			
Corporate bonds		55,000	55,000
Long-term debt		21,003	21,377
Employees' retirement benefits		10,769	11,205
Reserve for directors' retirement bonuses		211	236
Other		14,768	14,984
Total Long-term Liabilities		101,752	102,805
TOTAL LIABILITIES		180,749	193,498
NET ASSETS			
Shareholders' Equity			
Common stock		28,363	28,363
Capital surplus		34,947	34,947
Retained earnings		82,198	84,306
Treasury Stock		(3,539)	(3,530)
Total Shareholders' Equity		141,970	144,087
Valuation and Translation Adjustments			
Difference in valuation of other securities		9,942	8,631
Deferred gains or losses on hedges		(644)	(1,886)
Foreign currency translation adjustments		(1,017)	425
Total Valuation and Translation Adjustments		8,281	7,171
Minority Interests		4,972	3,852
TOTAL NET ASSETS		155,224	155,111
TOTAL LIABILITIES AND NET ASSETS		335,973	348,609

QUARTERLY CONSOLIDATED INCOME STATEMENT

(¥ millions)

	(Note)	First Quarter (from April 1 to June 30, 2008)
Net Sales		91,067
Cost of Sales		54,601
Gross profit		36,465
Selling, General and Administrative Expenses		
Sales promotion expenses		26,412
General and administrative expenses		9,601
Total Selling, General and Administrative Expenses	*	36,014
Operating income		451
Other Income		
Interest income		18
Dividend income		492
Other income		504
Total		1,014
Other Expenses		
Interest expenses		397
Other losses		67
Equity-method investment losses		145
Total		610
Ordinary Income		855
Extraordinary Income		
Other		2
Total		2
Extraordinary Losses		
Loss on disposal of property, plant and equipment		140
Loss on valuation of inventory assets		176
Loss from changes in equity		156
Other		12
Total		486
Quarterly income before income taxes		372
Income taxes – current		525
Income taxes – deferred		169
Total		695
Minority interests		48
Quarterly Net Income		(372)

QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	First Quarter (from April 1 to June 30, 2008)
Cash flows from operating activities	
Quarterly income before income taxes	372
Depreciation and amortization	3,957
Amortization of goodwill	162
Loss on disposal of property, plant and equipment	140
Loss on valuation of investment securities	1
Increase (decrease) in allowance for doubtful accounts	2
Increase (decrease) in employee bonus allowance	(1,864)
Increase (decrease) in employee retirement allowance	(551)
Interest and dividends received	(510)
Interest expenses	397
Equity in loss (income) of equity-method affiliates	145
Gain (loss) on sale of property, plant and equipment	(0)
Decrease (increase) in trade receivables	12,401
Decrease (increase) in inventories	(2,028)
Increase (decrease) in trade payables	(6,188)
Other	(2,538)
Sub-total	3,898
Interest and dividends received	613
Interest paid	(218)
Income taxes paid	(2,794)
Net cash provided by operating activities	1,498
Cash flows from investing activities	
Payments for purchases of property, plant and equipment	(5,187)
Proceeds from sales of property, plant and equipment	2
Payments for purchases of investment securities	(5)
Proceeds from sales of investment securities	1,000
Other	(38)
Net cash used in investing activities	(4,228)
Cash flows from financing activities	
Net increase (decrease) in short-term borrowings	(1,310)
Increase (decrease) in commercial paper	3,500
Repayment of long-term borrowings	(372)
Decrease (increase) of treasury stock	(9)
Dividends paid	(1,326)
Dividends paid to minority shareholders	(163)
Other	(2)
Net cash provided by (used in) financing activities	314
Translation adjustment on cash and cash equivalents	(274)
Net increase (decrease) in cash and cash equivalents	(2,689)
Cash and cash equivalents at beginning of First Quarter	11,792
Increase in cash and cash equivalents due to change in the number of consolidated subsidiaries	918
Cash and cash equivalents at end of First Quarter	10,020

MATTERS OR CONDITIONS WHICH RAISE MATERIAL QUESTIONS ON THE PREMISE OF CONTINUING BUSINESS

(First Quarter)

N/A

CHANGES TO SIGNIFICANT ACCOUNTING POLICIES

First Quarter (from April 1 to June 30, 2008)
1. Change in matters concerning the scope of consolidation (1) Change in the scope of consolidation Effective from the First Quarter, Meiji Lukang Pharmaceutical Co., Ltd. and Meiji Business Support Co., Ltd. were included in the scope of consolidation due to their businesses becoming more material to the Company. (2) Number of consolidated subsidiaries after the change: 26 companies. 2. Changes to the basis and methods of accounting (1) Changes to the basis and methods of valuation of major assets Inventories Previously, inventories held for normal sales were stated principally at cost using the gross average method. However, because the Company and its consolidated subsidiaries have applied "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) effective from the First Quarter, inventories are now stated principally at cost using the gross average method (for the value stated in the balance sheet, the book value is written down based on decreased profitability). As a result, gross profit and operating income decreased by ¥284 million and ¥48 million, respectively, ordinary income increased by ¥93 million and quarterly income before income taxes decreased by ¥83 million. The effect of this change on segment information has been indicated in the relevant segment information. (2) Changes to the depreciation methods applicable to major depreciable assets Because the Company and its domestic consolidated subsidiaries completed system response measures to change the depreciation method applied in accordance with revisions to the Corporate Tax Law, effective from the First Quarter, property, plant and equipment acquired on or after April 1, 2008 will be depreciated in accordance with the depreciation method based on the Corporate Tax Law, as amended. As a result of this change, operating income, ordinary income and quarterly income before income taxes have each decreased by ¥28 million. The effect of this change on segment information has been indicated in the relevant segment information. (Additional information) In accordance with revisions to the Corporate Tax Law, the Company and its domestic consolidated subsidiaries will continue to apply the depreciation method based on the Corporate Tax Law prior to its revision to property, plant and equipment acquired on or prior to March 31, 2008. Accordingly, the difference between 5% of the acquisition cost equivalent and the nominal value of each asset will be depreciated using the straight-line method over a period of 5 years, commencing with the consolidated fiscal year following the consolidated fiscal year in which the net book value of such asset reaches 5% of the original acquisition cost, and included in depreciation expense in the consolidated financial statements. Furthermore, as a result of a review of the use of assets in connection with changes to the statutory useful lives in accordance with revisions to the Corporate Tax Law, changes have been made to the useful lives of property, plant and equipment effective from the First Quarter. As a result of this change, operating income decreased by ¥100 million and ordinary income and quarterly income before income taxes decreased by ¥103 million. The effect of this change on segment information has been indicated in the relevant segment information. (3) Unification of accounting policies applied to foreign subsidiaries for consolidated financial statements Effective from the First Quarter, the Company and its consolidated subsidiaries have applied the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (Practical Issues Task Force No. 18, issued on May 17, 2006) and have made the necessary adjustments to the consolidated accounts. As a result of this application, operating income, ordinary income and quarterly income before income taxes have each decreased by ¥30 million. The effect of this change on segment information has been indicated in the relevant segment information. (4) Application of accounting standard with respect to lease transactions Accounting for finance lease transactions, except for leases that transfer ownership of the property to the lessee, was previously conducted in accordance with the method used for lease transactions. However, because it became possible to apply "Accounting Standards for Lease Transactions" (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and "Application Guidelines for Lease Transaction Accounting Standards" (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The

First Quarter (from April 1 to June 30, 2008)
Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) to quarterly consolidated financial statements in connection with consolidated fiscal years commencing on or after April 1, 2008, the Company and its consolidated subsidiaries have applied such standards and guidelines beginning from the First Quarter and have adopted an accounting treatment based on ordinary sales transactions. Furthermore, lease assets in connection with finance lease transactions which do not transfer ownership of the property to the lessee are depreciated using the straight-line method, using the lease period as the useful life and zero as the residual value. An accounting treatment based on ordinary lease transactions will continue to be applied to finance lease transactions which do not transfer ownership of the property to the lessee that commenced before April 1, 2008. The effect of this change on profit and loss is insignificant.

SIMPLIFIED ACCOUNTING

First Quarter (from April 1 to June 30, 2008)
1. Method of calculation of allowance for doubtful accounts Since the Company deems that the actual loss experience for normal accounts will not differ substantially from the amount charged to income at the end of the previous fiscal year, the Company has calculated the allowance for doubtful accounts based on the actual loss experience reflected in its consolidated financial statements for the previous consolidated fiscal year. 2. Valuation of inventories The balance of inventories at the end of the First Quarter is calculated in accordance with a method by which actual inventory count is omitted, and calculations are reasonably based on the balance of actual inventories at the end of the previous consolidated fiscal year. 3. Method of calculation of depreciation expenses with respect to fixed assets With respect to assets depreciated using the declining balance method, the Company and certain of its consolidated subsidiaries calculate the amount of depreciation of assets for a consolidated fiscal year on a pro-rata basis. 4. Method of calculation of corporate and other taxes, deferred tax assets and deferred tax liabilities Tax obligations for corporate and other taxes are calculated in accordance with a method which limits matters that increase, reduce or discharge such tax obligations to significant matters only. Because the Company and its consolidated subsidiaries determined that there have been no significant changes to the operating environment and to the occurrence of any temporary changes since the end of the previous consolidated fiscal year, determinations with respect to the recoverability of deferred tax assets have been based on the business results forecasts and tax planning of the previous consolidated fiscal year.

SPECIFIC ACCOUNTING POLICIES ADOPTED IN PREPARING QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

N/A

NOTES TO:
(QUARTERLY CONSOLIDATED BALANCE SHEET)

First Quarter (ended June 30, 2008)		Year ended March 31, 2008	
1. Contingent liabilities Guarantees (for loans of non-consolidated subsidiaries payable to financial institutions)	(¥ millions)	1. Secured liability Guarantees (for loans of non-consolidated subsidiaries payable to financial institutions)	(¥ millions)
PT CERES MEIJI INDOTAMA	282	PT CERES MEIJI INDOTAMA	250
Employees	810	Employees	848
Total	1,092	Total	1,099
2 Notes receivable discounted and endorsement transferred		2 Notes receivable discounted and endorsement transferred	
Notes receivable discounted	¥203 million	Notes receivable discounted	¥99 million

(QUARTERLY CONSOLIDATED STATEMENT OF INCOME)

First Quarter

First Quarter (from April 1 to June 30, 2008)	
*1. The following are the major components of selling, general and administrative expenses	
	(¥ millions)
Sales promotion expenses	9,170
Reserve for sales rebates	3,392
Employee bonus allowance	1,164

(QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS)

First Quarter (from April 1 to June 30, 2008)
Reconciliation of cash in the quarterly consolidated balance sheet and cash and cash equivalents in the quarterly consolidated statement of cash flows is as follows:

	(¥ millions)
Cash and time deposits	10,030
Time deposits with maturities of more than 3 months	(10)
Cash and cash equivalents	10,020

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

First Quarter (from April 1 to June 30, 2008)

1. Matters related to issued and outstanding shares

Classification	Number of shares as of the end of the First Quarter (June 30, 2008)
Common stock (thousand shares)	385,535

2. Matters related to treasury stock

Classification	Number of shares as of the end of the First Quarter (June 30, 2008)
Common stock (thousand shares)	6,552

3. Matters related to stock acquisition rights

N/A

4. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Source of funds	Total amount of dividends (¥ millions)	Dividends per share	Record date	Effective date
Meeting of the Board of Directors held on May 13, 2008	Common stock	Retained earnings	1,326	¥3.5	March 31, 2008	June 10, 2008

(2) Dividends whose record date is attributable to the First Quarter but for which the effective date is after the First Quarter

N/A

5. Matters related to significant changes in net assets

N/A

(SEGMENT INFORMATION)

【Business segment information】

(First Quarter)

(¥ millions)

	Food & Healthcare	Pharmaceutical	Office Building Leasing & Others	Total	Eliminations or corporate	Consolidated
Sales						
(1) Sales to customers	64,913	25,287	866	91,067	—	91,067
(2) Inter-segment sales and transfers	108	181	237	527	(527)	—
Total	65,022	25,469	1,103	91,595	(527)	91,067
Operating income (or operating loss)	(1,677)	1,934	263	520	(69)	451

(Notes) 1. Industry segments are based on classifications applied in the internal management of the Company.

2. Core products in each industry segment are as follows:

Food & Healthcare	Confectionery, foods, sugar and glycated cereal flour, health foods, pharmaceuticals, etc. for pharmacies and drug stores, management of sports and recreational facilities
Pharmaceutical	Medical and veterinary pharmaceuticals
Office Building Leasing & Others	Leasing business for office buildings and others

3. Effective from the First Quarter, the accounting policies have been changed as described above in "(1) Changes to the basis and methods of valuation of major assets" and "(3) Application of unification of accounting policies applied to foreign subsidiaries for consolidated financial statements" of "2. Changes to the basis and methods of accounting" in "CHANGES TO SIGNIFICANT ACCOUNTING POLICIES".

As a result of these changes, operating income in the First Quarter decreased in the Food & Healthcare segment, Pharmaceutical segment and Office Building Leasing & Others segment by ¥77 million, ¥120 million and ¥9 million, respectively, as compared to when the previous method was applied.

4. Effective from the First Quarter, in accordance with a change in the business of Meiji Seika Europe B.V., a consolidated subsidiary, and in order to more accurately reflect the details of its business, the segment to which Meiji Seika Europe B.V. belongs has been changed from the Office Building Leasing & Others segment to the Pharmaceutical segment. This change has no effect on net sales and the effect on operating income is insignificant.

【Geographical segment information】

(First Quarter)

(¥ millions)

	Japan	Asia	North America / Europe	Total	Eliminations or corporate	Consolidated
Sales						
(1) Sales to customers	83,373	2,672	5,021	91,067	—	91,067
(2) Inter-segment sales	1,494	2,754	129	4,378	(4,378)	—
Total	84,867	5,427	5,151	95,446	(4,378)	91,067
Operating income (operating loss)	776	94	(328)	541	(90)	451

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	China, Southeast asian countries
North America / Europe	U.S.A., European countries

3. As described in "CHANGES TO SIGNIFICANT ACCOUNTING POLICIES", "2. Changes to the basis and methods of accounting", "(1) Changes to the basis and methods of valuation of major assets", "(2) Changes to the depreciation methods applicable to major depreciable assets" and "(3)

Application of unification of accounting policies applied to foreign subsidiaries for consolidated financial statements", the Company changed its accounting standards beginning the First Quarter.

As a result of this change, operating income decreased by ¥177 million, ¥1 million and ¥29 million, in "Japan", "Asia" and "North America/Europe", respectively.

【Overseas sales】

(First Quarter)

(¥ millions)

	Asia	North America/Europe/Others	Total
Overseas sales	2,896	6,608	9,504
Consolidated sales	—	—	91,067
Percentage of overseas sales in consolidated sales	3.2%	7.2%	10.4%

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	Asian countries, countries in Oceania
North America / Europe / Others	U.S.A., European countries and other countries

3. Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

(SECURITIES)

(First Quarter)

Other securities with market prices (¥ millions)

Classification	Acquisition cost	Book value	Difference
Stock	16,608	33,509	16,900
Others	177	165	(11)
Total	16,786	33,674	16,888

(DERIVATIVE TRANSACTIONS)

There were no significant changes at the end of the First Quarter from the end of the previous fiscal year (March 31, 2008).

(STOCK OPTIONS, ETC.)

N/A

(BUSINESS COMBINATIONS, ETC.)

N/A

(PER SHARE INFORMATION)

1. Net assets per share

	First Quarter	Year ended March 31, 2008
Net assets per share	¥396.46	¥399.01

2. Quarterly net loss per share, etc.

	First Quarter (April 1, 2008 to June 30, 2008)
Quarterly net loss per share	¥0.98

(Notes) 1. There are no shares with dilutive effect, and accordingly, quarterly net loss (diluted) is not presented.

2. The basis for calculation of quarterly net loss per share is as follows:

	First Quarter (April 1, 2008 to June 30, 2008)
Quarterly net loss per share	
Quarterly net income (¥ millions)	(372)
Amounts not attributable to shareholders of common stock (¥ millions)	—
Net loss attributable to common stock (¥ millions)	(372)
Average number of common stock outstanding during the year (thousand shares)	379,012

(SUBSEQUENT EVENTS)

N/A

(LEASE TRANSACTIONS)

N/A

OTHER MATTERS

N/A

(End of Exhibit 3)

Consolidated Financial Data for Meiji Dairies Corporation (the "Company") extracted from its 131st Quarterly Securities Report, filed on August 14, 2008 (pages 13 ~ 24)

V. Financial Condition

1. Methods of Preparation of Quarterly Consolidated Financial Statements

(1) The quarterly consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Quarterly Consolidated Financial Statements. (Finance Ministerial Ordinance No. 64 of 2007)(the "Quarterly Consolidated Financial Statements Regulations").

The quarterly consolidated financial statements for the three-months ended June 30, 2008 of the fiscal year ending March 31, 2009 (the "First Quarter") have been prepared in accordance with the Quarterly Consolidated Financial Statements Regulations as amended, pursuant to the provisory clause to Article 7, Paragraph 1, Item 5 of the supplementary provisions the Finance Ministerial Ordinance on the Partial Amendment of Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements (Finance Ministerial Ordinance No. 50 of August 7, 2008).

2. Audit Certificate

The quarterly consolidated financial statements of the Company for the First Quarter have been audited by an auditing firm, the Fuji Accounting Office, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY CONSOLIDATED BALANCE SHEET

(¥ millions)

ASSETS	(Note)	First Quarter (ended June 30, 2008)	Summary consolidated balance sheet for the fiscal year ended March 31, 2008
Current Assets			
Cash and deposits		7,179	3,231
Notes and accounts receivable		88,408	80,347
Goods and products		32,667	29,794
Goods in process		406	404
Raw materials and stored goods		11,155	11,873
Other current assets		19,208	16,331
Allowance for doubtful accounts		(408)	(420)
Total Current Assets		158,617	141,563
Fixed Assets			
Property, Plant and Equipment			
Buildings and structures, net		68,502	67,787
Machinery, equipment and vehicles, net		61,902	60,729
Land		43,724	43,824
Construction in progress		9,323	9,347
Other fixed assets		9,726	9,773
Total	*1	193,178	191,463
Intangible Assets		7,364	6,584
Investment and Other Assets			
Investment securities		29,287	28,490
Other		23,644	22,950
Allowance for doubtful accounts		(908)	(860)
Total		52,023	50,581
Total Fixed Assets		252,567	248,629
TOTAL ASSETS		411,185	390,192

(¥ millions)

LIABILITIES	(Note)	First Quarter (ended June 30, 2008)	Summary consolidated balance sheet for the fiscal year ended March 31, 2008
Current Liabilities			
Notes and accounts payable		71,634	65,403
Short-term loans payable		15,064	14,498
Current portion of bonds		15,000	-
Commercial paper		37,000	28,000
Income tax payable		2,410	1,749
Other		55,553	56,078
Total Current Liabilities		196,662	165,730
Long-term Liabilities			
Bonds		20,000	35,000
Long-term loans payable		30,651	27,665
Employees' retirement benefits		3,736	3,762
Reserve for directors' retirement benefits		622	665
Other	*3	10,174	9,942
Total Long-term Liabilities		65,184	77,036
TOTAL LIABILITIES		261,847	242,766

(¥ millions)

NET ASSETS	(Note)	First Quarter (ended June 30, 2008)	Summary consolidated balance sheet for the fiscal year ended March 31, 2008
Shareholders' Equity			
Common stock		33,646	33,646
Additional paid-in capital		31,995	31,995
Retained earnings		77,410	76,019
Treasury stock, recorded at cost		(646)	(638)
Total shareholders' equity		142,404	141,022
Valuation and translation adjustments			
Net unrealized gains on investment securities		4,604	4,094
Total valuation and translation adjustments		4,604	4,094
Minority Interest		2,328	2,308
TOTAL NET ASSETS		149,337	147,425
TOTAL LIABILITIES AND NET ASSETS		411,185	390,192

QUARTERLY CONSOLIDATED INCOME STATEMENT (¥ millions)

	(Note)	First Quarter (from April 1 to June 30, 2008)
Net sales		181,571
Cost of sales		131,658
Gross profit		49,913
Selling, general and administrative expenses	*	44,790
Operating income		5,122
Non-operating income		
Interest income		8
Dividend income		286
Equity in income of affiliates		2
House rent income		139
Other		210
Total		647
Non-operating expenses		
Interest expenses		277
Other		96
Total		374
Ordinary income		5,396
Extraordinary income		
Gain on sale of fixed assets		216
Other		50
Total		266
Extraordinary Expenses		
Loss on disposition of fixed assets		268
Loss on disposition of inventories		355
Other		62
Total		686
Quarterly income before income taxes and minority interests		4,976
Income taxes		2,168
Minority interests		28
Quarterly Net Income		2,779

QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	(Note)	First Quarter (from April 1 to June 30, 2008)
Cash flows from operating activities		
Quarterly income before income taxes		4,976
Depreciation		4,789
Amortization of negative goodwill		(6)
Increase (decrease) in provision for retirement benefits		(759)
Interest and dividend income		(295)
Interest expenses		277
(Gain) loss on sales of fixed assets		(216)
(Gain) loss on disposal of fixed assets		268
Loss on revaluation of securities		2
(Increase) decrease in notes and accounts receivable		(7,925)
Increase (decrease) in notes and accounts payable		6,301
(Increase) decrease in inventories		(2,157)
Increase (decrease) in accrued expense		(4,182)
Other		224
Sub-total		1,299
Cash received for interest and dividend		300
Cash paid for interest		(277)
Cash paid for income taxes		(1,853)
Net cash provided by operating activities		(531)
Cash flows from investing activities		
Payment for purchases of property, plant and equipment		(5,682)
Payment for purchase of intangible assets		(1,251)
Proceeds from sale of property, plant and equipment, and intangible assets		199
Payment for purchase of investment securities		(27)
Other		(174)
Net cash used in investing activities		(6,936)
Cash flows from financing activities		
Net increase (decrease) in short-term debt		(140)
Net increase (decrease) in commercial paper		9,000
Proceeds from long-term debt		4,800
Repayment of long-term debt		(932)
Cash dividends paid		(1,314)
Payment of dividends to minority shareholders		(9)
Other		(8)
Net cash used in financing activities		11,395
Net increase (decrease) in cash and cash equivalents		3,926
Increase in cash and cash equivalents due to changes in the fiscal year of consolidated subsidiaries		20
Cash and cash equivalents at beginning of the fiscal year		3,230
Cash and cash equivalents at the end of the Quarter	*	7,178

SIGNIFICANT ACCOUNTING POLICIES

	First Quarter (April 1, 2008 to June 30, 2008)
1. Scope of consolidation	(1) Change in the scope of consolidation On April 1, 2008, Kantora Logistics Co., Ltd., a consolidated subsidiary of the Company, merged with and into Tokyo Milk Transportation Co., Ltd., also a consolidated subsidiary of the Company. At the time of the merger, Tokyo Milk Transportation Co., Ltd. changed its company name to Meiji Logitech Co., Ltd. (2) Number of consolidated subsidiaries after the change: 23
2. Fiscal year ends of consolidated subsidiaries	K.C.S. Co., Ltd. ("K.C.S.") changed its fiscal year-end from December 31 to March 31. Prior to this change, the Company prepared its consolidated financial statements using the financial statements of K.C.S. as of December 31, making necessary adjustments for consolidation with respect to significant transactions conducted between December 31 and the consolidated fiscal year-end. However, due to the change in the fiscal year-end of K.C.S., the Company consolidated the six-month period from January 1, 2008 to June 30, 2008 with respect to the First Quarter.
3. Changes in Accounting Policies	(1) Changes to the basis and methods of valuation of major assets Inventories: Previously, inventories held for normal sales were stated principally at cost using the moving average method. However, since "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) has been applied beginning the First Quarter, inventories are now stated principally at cost using the moving average method (for the value stated in the balance sheet, the book value is written down based on the decreased profitability). As a result, operating income decreased by 220 million yen and ordinary income and quarterly income before income taxes and minority interests each decreased by 135 million yen. The effect of this change on segment information has been indicated in the relevant segment information.

	First Quarter (April 1, 2008 to June 30, 2008)
	(2) Changes to the depreciation methods applicable to major depreciable assets Property, plant and equipment: Depreciation of property, plant and equipment was previously stated at cost using the declining-balance method over estimated useful lives. However, starting this first quarter consolidated financial period, the straight-line method is used. The Company has effected a scrap-and-build of many of its plants, especially in the city milk division, and is currently promoting the restructuring of production systems in other divisions including liquid food and cheese businesses. As a result, the percentage of assets that are depreciated based on the straight-line method has been increasing. Accordingly, the Company has decided to adopt this change in order to ensure appropriate cost accounting. As a result, the Company will apply the straight-line method for the calculation of depreciation of its property, plant and equipment, except with respect to the following: (i) Buildings and structures for the leasing business acquired prior to April 1, 1985. (ii) Property, plant and equipment of the Tokyo head office (excluding the head office building) other branches, offices and research facilities (excluding buildings acquired on or after April 1, 1998) As a result of this change, Depreciation and Amortization costs decreased by 606 million yen, and each of operating income, ordinary income and quarterly income before income taxes and minority interests increased by 606 million yen. The effect of this change on segment information has been indicated in the relevant segment information.
Simplified Accounting	(1) Method of calculation of allowance for doubtful accounts Since the Company deems that the actual loss experience for normal accounts will not differ substantially from the amount charged to income at the end of the previous fiscal year, the Company has calculated the allowance for doubtful accounts based on the actual loss experience used in its consolidated financial statements for the previous consolidated fiscal year. (2) Valuation of inventories The Company estimates the actual sale price and writes down the book value only for inventory for which decreased profitability is apparent. (3) Method of calculation of depreciation of fixed assets Certain consolidated subsidiaries of the Company prepare their fiscal budgets taking into account estimated amount for the purchase, sale or disposition of fixed assets scheduled for the relevant fiscal year. In such case, depreciation of fixed assets is calculated by applying such estimated amount pro rata for each year of the estimated useful lives for each asset. The Company and certain of its consolidated subsidiaries calculate the amount of depreciation, for a consolidated fiscal year, of assets for which the declining-balance method is used, based on the estimated useful lives of each asset.

	First Quarter (April 1, 2008 to June 30, 2008)
Specific accounting policies adopted in preparing quarterly consolidated financial statements	Calculation of tax expenses In calculating tax expenses, a reasonable estimate of the effective tax rate after applying the tax-effect accounting for the consolidated fiscal year, including the First Quarter, was made with respect to income before income taxes and minority interests. The First Quarter income before income taxes and minority interest has been multiplied by such estimated effective tax rate to derive the amount of tax expenses. Income taxes include deferred income taxes.
Additional Information	Changes in the estimated useful lives of property, plant and equipment The Company and certain of its consolidated subsidiaries conducted a review of their use of fixed assets in light of changes in the statutory useful lives that accompanied changes in the Corporate Tax Law. As a result, the Company and such consolidated subsidiaries have made changes to the estimated useful lives, primarily of equipment and machinery, effective from the First Quarter. Due to this change, Depreciation and Amortization costs decreased by 261 million yen, and each of operating income, ordinary income and quarterly income before income taxes and minority interests increased by 261 million yen. The effect of this change on segment information has been indicated in the relevant segment information.

NOTES TO:

(QUARTERLY CONSOLIDATED BALANCE SHEET)

<table>
<tr><th>First Quarter
(ended June 30, 2008)</th><th>Year ended March 31, 2008</th></tr>
<tr><td>*1. Cumulative total of depreciation on property, plant and equipment
¥248,647 million</td><td>*1. Cumulative total of depreciation on property, plant and equipment
¥246,184 million</td></tr>
<tr><td>2. Guarantees (for loans payable to financial institutions by corporations other than consolidated companies)
(¥ millions)
Tonyu Logistic Service Co., Ltd. 75
Sendai Feed Co., Ltd. 469
Meiji Beverage Co., Ltd. 135
Total 680</td><td>2. Guarantees (for loans payable to financial institutions by corporations other than consolidated companies)
(¥ millions)
Tonyu Logistic Service Co., Ltd. 55
Sendai Feed Co., Ltd 479
Meiji Beverage Co., Ltd. 93
Total 627</td></tr>
<tr><td>*3. Negative goodwill in the amount of 60 million yen is included in "Other" in Long-term Liabilities.</td><td>*3. Negative goodwill in the amount of 67 million yen is included in "Other" in Long-term Liabilities.</td></tr>
<tr><td>*4. In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks The balances of these loans as of the balance sheet date are as follows:
(¥ millions)
Total loan commitment 20,000
Outstanding balance of loans executed —
Difference 20,000</td><td>*4. In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks The balances of these loans as of the balance sheet date are as follows:
(¥ millions)
Total loan commitment 20,000
Outstanding balance of loans executed —
Difference 20,000</td></tr>
</table>

(QUARTERLY CONSOLIDATED STATEMENT OF INCOME)

<table>
<tr><th>First Quarter
(from April 1 to June 30, 2008)</th></tr>
<tr><td>* The following are the major components of selling, general and administrative expenses
(¥ millions)
Shipping and storage 6,555
Sales and marketing 13,699
Salaries and benefit 10,067
Employees' pension and retirement benefits expenses 727</td></tr>
</table>

(QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS)

<table>
<tr><th>First Quarter
(from April 1 to June 30, 2008)</th></tr>
<tr><td>* Reconciliation of cash in the quarterly consolidated balance sheet and cash and cash equivalents at end of the First Quarter in the quarterly consolidated statement of cash flows is as follows:
(¥ millions)
Cash and deposits 7,179
Time deposits over three months (1)
Cash and cash equivalents 7,178</td></tr>
</table>

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

(First Quarter)

1. Matters related to issued and outstanding shares

Common stock 329,648 thousand shares

2. Matters related to treasury stock

Common stock 1,144 thousand shares

3. Matters related to dividends

Resolution	Type of shares	Total amount of dividends (¥ millions)	Dividends per share	Record date	Effective date	Source of funds
Ordinary general meeting of shareholders held on June 27, 2008	Common stock	1,314	¥ 4	March 31, 2008	June 30, 2008	Retained earnings

(SEGMENT INFORMATION)

Business segment information (First Quarter)

(¥ millions)

	Foods	Service/ Other	Total	Elimination or Corporate	Consolidated
Sales					
(1) Sales to customers	151,749	29,822	181,571	—	181,571
(2) Intersegment sales	428	10,403	10,831	(10,831)	—
Total	152,177	40,226	192,403	(10,831)	181,571
Operating income	4,423	673	5,096	26	5,122

(Notes) 1. Businesses are classified into segments taking into account factors such as type of products and similarity of markets in which products are sold.

2. Core products in each segment

Business Segment	Core products
Foods	Milk, powdered milk, condensed milk, butter, cheese, ice cream, beverages, meat products and other products
Service/ Other	Animal feed, distribution, warehousing, pharmaceuticals, mechanical engineering services, food-services, insurance agency and leasing

3. Changes in Accounting Policies

(Changes to the accounting standards for valuation of inventories)

As discussed above in 3. (1) Changes to the basis and methods of valuation of major assets, "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) has been applied beginning the First Quarter. As a result of this change, Operating income decreased in the Foods segment and Service/ Other segment by 213 million yen and 6 million yen, respectively, as compared to when the previous method was applied.

(Changes to the depreciation methods applicable to major depreciable assets)

As discussed in "3. (2) Changes to the depreciation methods applicable to major depreciable assets, Property, plant and equipment" above, Depreciation of property, plant and equipment of the Company's plants was previously stated at cost using the declining-balance method over estimated useful lives. However, starting this First Quarter, the straight-line method is used. As a result of this change, Depreciation and amortization decreased by 596 million yen in the Foods segment and 9 million yen in Service/ Other segment, and Operating income increased by 596 million yen and 9 million yen in the Foods segment and Service/ Other segment, respectively.

4. Additional Information

(Changes in the estimated useful lives of property, plant and equipment)

As discussed above in "Additional Information", as a result of reviewing the use of fixed assets in light of changes in the statutory useful lives that accompanied changes in income taxes, the Company made changes to the estimated useful lives, primarily of equipment and machinery, effective from this First Quarter. As a result of this change, Depreciation and amortization in the Foods segment and Service/ Other segment decreased by 253 million yen and 8 million yen, respectively, and Operating income increased in the Foods segment and Service/ Other segment by 253 million yen and 8 million yen, respectively.

Geographical segment information

Because there were no significant subsidiaries or material branches of the Company in countries and regions outside of Japan in the First Quarter, there is no relevant information to be disclosed.

Overseas Sales

During the First Quarter, overseas sales of the Company accounted for less than 10% of the Company's total sales. Accordingly, information on overseas sales has been omitted.

(SECURITIES)

There were no significant changes at the end of the First Quarter from the end of the previous fiscal year (March 31, 2008).

(DERIVATIVE TRANSACTIONS)

There were no significant changes at the end of the First Quarter from the end of the previous fiscal year (March 31, 2008).

(STOCK OPTIONS, ETC.)

(First Quarter)

N/A

(PER SHARE INFORMATION)

1. Net assets per share

	First Quarter	Year ended March 31, 2008
Net assets per share	¥ 447.51	¥ 441.73

2. Quarterly net income, etc.

	First Quarter (April 1, 2008 to June 30, 2008)
Quarterly net income per share (basic) (There are no shares with dilutive effect, and accordingly, quarterly net income (diluted) is not presented)	¥ 8.46

(Note) The basis for calculation of quarterly net income per share is as follows:

	First Quarter (April 1, 2008 to June 30, 2008)
Quarterly net income per share	
Quarterly net income (¥ millions)	2,779
Amounts not attributable to shareholders of common stock (¥ millions)	—
Net income attributable to common stock (¥ millions)	2,779
Average number of shares outstanding during the year (thousand shares)	328,508

(SUBSEQUENT EVENTS)

N/A

(LEASE TRANSACTIONS)

There have been no significant changes this First Quarter from the end of the previous fiscal year.

2. OTHER MATTERS

N/A

(End of Exhibit 4)

EXHIBIT 5

【Business Report for Meiji Seika Kaisha, Ltd.】

BUSINESS REPORT

(April 1, 2007 through March 31, 2008)

1. Current Status of the Corporate Group's Operations

(1) Progress and Results of Operations

During the fiscal year ended March 31, 2008, the outlook for the Japanese economy remained uncertain as the subprime loan crisis caused the U.S. economy to weaken, prices of crude oil and other resources increased rapidly, and the yen strengthened.

In particular, the increase in the cost of raw materials, which far surpassed expectations, had a severe impact on the earnings of companies in the food industry and other industries. Due to the magnitude of this impact, companies were unable to offset the higher cost of raw materials by raising production efficiency, cutting expenses and taking other actions.

To overcome these challenges, the Meiji Seika Group focused its resources on achieving the goals of "DASH!08", a three-year medium-term business plan ending March 31, 2009. Group companies developed new products in its confectionery products business, implemented marketing activities to promote existing brands, made substantial strategic investments in the key growth fields of Healthcare, Generic Drugs and Overseas Operations, and took many other actions.

Due to these activities, consolidated net sales increased 2.8% year-on-year to an all-time high of 404,711 million yen. Net income increased 13.9% year-on-year to 6,240 million yen.

The outline of each business of the Meiji Seika Group is as follows:

<Food & Healthcare Business>

Market conditions for the Food & Healthcare Business were extremely difficult because of the much higher cost of raw materials, fierce competition and other factors. Furthermore, as a food company, Meiji Seika Kaisha, Ltd. (the "Company" or "Meiji Seika") is subject to consumer demands to make its quality management systems even more rigorous due to the recent increase in concerns involving the safety and quality assurances of food products.

In this environment, the Meiji Seika Group took many actions aimed at increasing sales. Actions included developing new and highly distinctive products, executing product category and brand strategies from a customer-oriented standpoint, and strengthening overseas operations. In addition, for some products, Group companies started revising prices and the volume of merchandise per package in February 2008.

Due to these factors, consolidated net sales in the Food & Healthcare Business increased 2.5% year-on-year to 288,386 million yen. Sales and earnings include the operations of two subsidiaries, Meiji Seika (Shanghai) Co., Ltd. and Meiji Seika Food Industry (Shanghai) Co., Ltd., which were newly consolidated during the fiscal year ended March 31, 2008.

In the confectionery business, sales climbed to another record high due to growth in sales of chocolate, even though total sales in the chocolate market were lower than in the previous fiscal year, and due to strong sales of chewing gum and candy products. In the chocolate category, sales of the flagship "*Milk Chocolate*" increased because of extensive actions to maximize exposure in stores. There was also a large increase in sales of "*Almond Chocolate*", "*Macadamia Chocolate*" and other chocolates with nuts because of substantial investments in marketing activities. In addition, "*Hokkaido Choco Potato*", a new type of chocolate snack, made a big contribution to sales growth. This product won an "Outstanding Hit Award" from a food industry publication. Although sales of "*Chocolate Kouka*" declined, the Company continued to work on expanding the market for chocolate products for adults by supplying a variety of products that match customers' needs, including introducing a new lineup of premium and flavorful chocolate products such as "*Rich Strawberry Chocolate*". In the chewing gum category, "*XYLISH*" sales were strong due to the complete update of this product line on the 10th anniversary of its introduction, in addition to TV commercials featuring actor Takuya Kimura. In the candy category, there was a big increase in sales of "*Kaju Gummy*" as more versions of this product were introduced. The introduction of "*KAON*", a new type of crystal gummy product, also contributed to sales growth. In the snack category, sales of "*Karl*" products were about the same as the prior year. In the biscuit category, additions to the line of "*McVities*" products raised sales.

In the Healthcare business, sales were higher because of actions aimed at increasing the value of brands. Initiatives included aggressive marketing activities, increasing the exposure of products in stores and supplying information about products to customers. In the health and beauty care products category, fierce competition caused sales of "*Amino Collagen*" to decline. Sales of "*SAVAS*" beverages were much higher because of the launch of the "*SAVAS Aqua Protein*" series of beverages than can be consumed like a sports drink. Greater public awareness of this brand, due to a partnership agreement between the Company and the Urawa Red Diamonds, a professional soccer team, also contributed to growth in the market shares of "*SAVAS*". In the food category, sales of "*Ginza Curry*" increased due to the successful launch in 2007 of "*Ginza Chicken Curry*". In addition, sales of the core product "*Milk Cocoa*" were about the same as one year earlier. However total sales of cocoa products were lower because of weak market conditions.

In the over-the-counter (OTC) drug category, sales of "*Isodine Gargle*", a major component of this category, were higher as Japan's influenza season started earlier than usual and the product was backed by a large number of TV commercials using "virus killer" as a key word during the peak demand season. Meiji Sports Plaza, Ltd., a consolidated subsidiary in Japan, worked on enlarging its scale of operations by increasing the number of contracts to operate public sector sports facilities and taking other actions.

In the Overseas business, exports were higher as exports to the United States and the Philippines increased and heightened activities to sell products at convenience stores contributed to growth in exports to Asia. Imports were about the same as one year earlier as higher sales of the key "*Snyder's*" and "*Bruyerre*" products offset a downturn in imports of chocolate with high cacao content.

In the United States, D.F. Stauffer Biscuit Co., Inc. ("Stauffer") posted lower sales as a decline in original equipment manufacturing (OEM) sales exceeded the growth in sales to Wal-Mart, a primary buyer of Stauffer's products. Sales were higher at Meiji Seika (Singapore) Pte. Ltd. Growth was due to the popularity of the core "*Hello Panda*" and "*YAN YAN*" products in Singapore and neighboring countries as well as to the launch of "*DIPPY*", a new product exported to Japan. At Meiji Seika (Shanghai)Co., Ltd., sales were much higher because of aggressive sales activities that included the introduction of new products and extension of sales to more areas of China.

In the institutional foods products business, there was a large increase in sales of confectionery ingredients (chocolate and cocoa products), which was attributable to many ideas for products for operators of restaurant chains, convenience stores and theme parks, and to the addition of products from overseas suppliers. In the food category, sales remained favorable due to aggressive sales activities for agricultural products, canned goods and frozen fruit and juice. Meiji Food Materia Co., Ltd., a consolidated subsidiary in Japan, achieved sales growth as sales in the core sugar business were flat but sales in the corn sweeteners business increased.

<Pharmaceutical Business>

In the operating environment for the Pharmaceutical Business, a major transformation is taking place in the ethical drug sector. The primary causes are reforms to Japan's healthcare system, including measures to hold down healthcare expenses and promote the use of generic drugs, growth in the market share of foreign drug makers, and numerous large-scale mergers and acquisitions. There is also increasing competition in the markets for agricultural chemicals and veterinary drugs. In addition, government restrictions and regulations are becoming even tighter in Japan, including the adoption of the Positive List System for agricultural chemical residues in food.

In this operating environment, the Meiji Seika Group continues to make progress in disseminating academic information and conducting high-profile sales activities, mainly for core products, in the ethical drug, agricultural chemical and veterinary drug categories. At the same time, the Group is taking constant actions to reduce costs in order to improve its profit structure. Due to these activities, sales in the Pharmaceutical Business increased 3.3% year-on-year to 113,260 million yen.

In the ethical drug category there was a big increase in sales of "*MEIACT*", an anti-infective drug, resulting from aggressive sales activities targeting key customers where the Company has a competitive edge. Sales were also higher for the anti-depressant "*DEPROMEL*", the anti-anxiety drug "*MEILAX*", and the anti-allergy drug "*EBASTEL*". In addition, the Company continued to form alliances with other companies to offer more competitive products and increase sales. In October 2007, the Company and Fujirebio Inc. began joint sales of "*ESPLINE Influenza A&B-N*", a rapid detection kit for influenza. The same month, the Company and Banyu Pharmaceutical Co., Ltd. started joint sales promotions for "*SINGULAIR*", a drug for the treatment of asthma or nasal inflammation caused by allergies.

In the generic drug category, which is a priority area for expansion in the "DASH!08" medium-term business plan, sales were up significantly because of strong sales of "*VANCOMYCIN MEEK*", an antibacterial drug, and five products introduced in July 2007, including the antipsychotic agent "*RISPERIDONE MEEK*". Regarding product development, the Company and Nippon Organon Co., Ltd., the company that introduced "*Org3770*" to the Japanese market, jointly applied for manufacturing and sales licenses in July 2007. In November 2007, the Company also applied for the license for "*ME 1211*", the world's first oral carbapenem, anti-bacterial agent, originated by Wyeth K.K.

At Kitasato Pharmaceutical Industry Co., Ltd., a consolidated subsidiary in Japan, sales continued to grow due to extensive sales activities for its core influenza vaccine and to higher sales of the measles vaccine because of an outbreak of this disease in Japan.

In agricultural chemicals, sales were about the same as one year earlier mainly because of a solid performance by our primary product "*ORYZEMATE*", a fungicide that protects rice against blast. There was strong growth in the sales of veterinary drugs. Sales of livestock drugs and drugs for marine products were both up sharply, and there was an increase in sales of "*PANAMECTIN CHEWABLE P*", an anti-parasitic agent for dogs.

In the overseas business, "*MEIACT*" is positioned as the key global strategic product. Meiji Seika companies worldwide worked on increasing sales of this drug, including PT. Meiji Indonesian Pharmaceutical Industries and Thai Meiji Pharmaceutical Co., Ltd. in Southeast Asia and Tedec-Meiji Farma S.A., a company based in Spain that covers Europe and the United States. In addition, sales of the anti-bacterial agents, "*MIOCAMYCIN*" and "*MEISERIN*", were up significantly in China. As a result, overseas pharmaceutical sales posted strong growth.

<Office Building Leasing & Others Business>

In the metropolitan area, there is still a solid demand for space in large office buildings. This demand is causing the ongoing upturn in lease rates to spread from urban areas to neighboring cities as well. At the Solid Square office building, the primary property in this segment, the occupancy rate improved and progress continues in raising lease rates. In addition, stable performance continued at other buildings.

As a result, net sales in the Office Building Leasing & Others Company increased 5.2% year-on-year to 3,064 million yen.

(2) Issues to be Addressed

In Fiscal Year 2008 (the fiscal year ending March 31, 2009), the Meiji Seika Group focused on achieving the goals of "DASH!08", a three-year medium-term business plan ending March 31, 2009. In fiscal 2007, results were unfavorable from a profit perspective as a result of the increase in the cost of raw materials, which far surpassed expectations. However, the Meiji Seika Group achieved an all-time high in consolidated net sales of 404.7 billion yen, which indicated that progress was made in fiscal 2007, as the second year of the three-year medium-term business plan. The operating environment of the Meiji Seika Group is expected to continue to present significant challenges going forward, due to factors such as increases in the cost of raw materials and tighter medical expenditure restraints, such as national health insurance drug price revisions. In order to address these challenges, the Meiji Seika Group will continue to work towards the realization of further business development by pursuing growth and profit in more concentrated efforts than before through further promotion of efforts towards increasing earnings, such as improving transactions and reforming the profit structure, including implementing price revisions.

In the confectionery business, the Meiji Seika Group will focus on the expansion of market shares for three major product lines: chocolates, chewing gum and candies. In the chocolate category, the Meiji Seika Group will further strengthen long selling brands and aggressively promote product development aimed at creating new demand. In the chewing gum category, the Meiji Seika Group will focus on increasing market shares, through innovative product development, focusing particularly on the core product "*XYLISH*" and advertising strategies to increase customers' awareness of the Meiji Seika Group's products. In the candy category, the Meiji Seika Group will secure market share through merchandise lineups, centered around the developing gummy products. In addition to realizing low-cost production and the provision of fresh products through the introduction of the Meiji Production System (MPS) in the Group's production plants and affiliated companies, the Meiji Seika Group will focus on producing safe and reliable high-quality products. Moreover, the Meiji Seika Group will enhance the confectionery business through efforts in new business areas, such as focusing on store sales and e-commerce sales utilizing the "100% Chocolate Cafe." brand, a chocolate shop directly operated by the Meiji Seika Group.

In the healthcare business, in order to establish a strong position amidst growth in the related markets, the Meiji Seika Group will focus on developing unique products and enhancing core brands, thereby continuing to develop a unique business model which capitalizes on the strengths of the food and healthcare-related businesses. The Meiji Seika Group will also work towards maximizing the synergies to be gained from its capital and business alliance with Pokka Corporation, which was formed for the purpose of becoming more competitive in the beverages business, with a focus on highly functional products which meet individual tastes. With respect to the e-commerce business, the Meiji Seika Group will focus on differentiating itself from other companies through continued development of original products and implementing a new health solutions business. Meiji Sports Plaza, Ltd., which is currently developing the Group's sports club business, will continue to develop its supplement members system aimed at "the integration of exercise and nutrition" and work towards further permeating the market.

With respect to the pharmaceutical business, the Meiji Seika Group will work towards the realization of the "Specialty and Generic Pharmaceuticals" concepts set forth in the "DASH!08" plan by developing strategic sales activities aimed at core customers, in addition to continuing to effect reforms aimed at improving earnings. The Meiji Seika Group will enhance the operating base of the generic pharmaceuticals business, which continues to grow as national health insurance drug price revisions progress. Measures aimed at enhancing this operating base will consist of the increase of unique products tailored to medical needs, the provision of detailed information by utilizing the network of doctors and medical representatives (MRs) established in the new pharmaceuticals business and improvements to cost competitiveness through the use of overseas production bases. Furthermore, with respect to the development of new pharmaceuticals within the Meiji Seika Group, in addition to focusing its research and development efforts on the domain of communicable diseases and continuing to prioritize North American development, the Group will focus on the promotion and enhancement of its research into anti-body drugs. The Meiji Seika Group will also work towards introducing two of its new pharmaceuticals which are currently in the application process - antidepressant medication and oral carbapenem antibacterial pharmaceuticals - into the market as soon as possible.

In the overseas business, sales continue to expand steadily and the operating base continues to strengthen. The Meiji Seika Group will continue to promote business development in both the Food & Healthcare Business and the Pharmaceutical Business in China, Southeast Asia, North America and every other overseas region, and raise the proportion of consolidated net sales accounted for by overseas net sales to 20%.

The Meiji Seika Group is also dedicated to implementing corporate social responsibility (CSR) programs throughout the group in order to continue developing in a manner that is in harmony with society. The Meiji Seika Group focuses its activities on six aspects of CSR: quality assurance, compliance, information, risk management, the environment, and social contributions. It will continue to work toward enhancing the value of the "Meiji" brand and the corporate value of the Meiji Seika Group by managing its operations with fairness and transparency.

(3) Capital expenditures

The Company's capital expenditures, focusing on the renewal and expansion of equipment aiming for the improvement of production capacity and reorganization of distribution structure of the corporate group, amounted to a total of 21,492 million yen.

The principal capital expenditures are as follows:

a. Equipments completed during the fiscal year ended March 31, 2008

• Meiji Seika's Osaka Plant (Building)	(newly-built)	Completed in Jul. 2007
• Meiji Chewing Gum Co., Ltd. (Factory)	(newly-built)	Completed in Jul. 2007
• Shikoku Meiji Co., Ltd. (Building)	(newly-built)	Completed in Dec. 2007

b. Construction ongoing at the end of fiscal year ended March 31, 2008

• Meiji Seika's Kanto Plant (Building)	(newly-built)	To be completed in Aug. 2008
• Meiji Seika's Kanto MC/MDC (Distribution Facility)	(expansion)	To be completed in Aug. 2008
• Meiji Seika's Kansai MC/MDC (Distribution Facility)	(expansion)	To be completed in Aug. 2008

(4) Fund Procurement

During the fiscal year ended March 31, 2008, the Company issued (i) 20 billion yen in face amount of Series 3 unsecured domestic bonds on July 30, 2007 in order to redeem the Series 1 unsecured domestic bonds and (ii) 15 billion yen in face amount of Series 4 unsecured domestic bonds on January 31, 2008 in order to procure operating funds for business expansion.

(5) Financial Condition, Profit and Loss

	146th Term (FY 2004)	147th Term (FY 2005)	148th Term (FY 2006)	149th Term (FY 2007)
Net sales (¥ millions)	364,018	382,429	393,853	404,711
Net income (¥ millions)	(8,240)	8,678	5,480	6,240
Net income per share (¥)	(21.53)	22.41	14.39	16.46
Total assets (¥ millions)	339,848	348,281	351,514	348,609
Net assets (¥ millions)	144,837	157,761	162,763	155,111

(Note) Effective from the 148th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

(6) Significant Parent Companies and Subsidiaries

a. Parent company

There is no parent company of the Company.

b. Significant subsidiaries

Name	Paid-in Capital (¥ millions, unless otherwise quoted)	Meiji Seika's Ownership Interest (%)	Major Businesses
Meiji Food Materia Co., Ltd.,	300	94.87	Sale of sugar, glycated cereal flour and functional material
Donan Shokuhin Co., Ltd.	40	100	Manufacture and sale of confectionery and other food products
Zao Shokuhin Kaisha, Ltd.	10	100	Manufacture and sale of confectionery and other food products
Ronde. Corporation	50	100	Manufacture and sale of confectionery and other food products
Meiji Sangyo Co., Ltd.	50	85 (Note 1)	Manufacture and sale of confectionery and other food products
Meiji Chewing Gum Co., Ltd.	75	51	Manufacture and sale of confectionery and other food products
Azteca Co., Ltd	100	100	Sale of premium confectionery
Okayamaken Shokuhin Co., Ltd	50	94 (Note 1)	Manufacture and sale of confectionery and other food products
Shikoku Meiji Co., Ltd.	91	98.94	Manufacture and sale of confectionery and other food products
Taiyo Shokuhin Co., Ltd.	80	100	Manufacture and sale of food products

Name	Paid-in Capital (¥ millions, unless otherwise quoted)	Meiji Seika's Ownership Interest (%)	Major Businesses
Meiji Sports Plaza, Ltd.	90	100	Management of sports clubs
Kitasato Pharmaceutical Industry Co., Ltd.	30	60	Sale of vaccines for medical and veterinary use
Meiji Seika (Singapore) Pte. Ltd. (Singapore)	S$ 15,000 thousand	100	Manufacture and sale of confectionery and ingredients for confectionery
Cecilia Confectionery Pte. Ltd. (Singapore)	S$ 1,000	— (Note 1)	Manufacture and sale of confectionery
Five Stars Dairy Ingredients Pte. Ltd. (Singapore)	US$ 5,000 thousand	— (Note 2)	Manufacture and sale of modified milk powder
D.F. Stauffer Biscuit Co., Inc. (U.S.A.)	US$ 38,005 thousand	100	Manufacture and sale of confectionery and other food products
Laguna Cookie Co., Inc. (U.S.A.)	US$ 20,729 thousand	— (Note 1)	Manufacture and sale of confectionery and other food products
Meiji Seika (Shanghai) Co., Ltd. (China)	US$ 18,100 thousand	100	Sale of confectionery and other food products
Meiji Seika Food Industry (Shanghai) Co., Ltd. (China)	US$ 30,000 thousand	100	Manufacture and sale of confectionery and other food products
P.T. Meiji Indonesian Pharmaceutical Industries (Indonesia)	Rp. 9,628 million	83.86	Manufacture and sale of pharmaceuticals for medical and veterinary use
Thai Meiji Pharmaceutical Co., Ltd. (Thailand)	Baht. 297 million	93.53 (Note 3)	Manufacture and sale of pharmaceuticals for medical and veterinary use
Tedec-Meiji Farma S.A. (Spain)	€2,028 thousand	20 (Note 4)	Manufacture and sale of pharmaceuticals
Mabo Farma S.A. (Spain)	€300 thousand	— (Note 1)	Sale of pharmaceuticals
Meiji Seika Europe B.V. (Holland)	€25 thousand	100	Financial and investment business

(Notes) 1. Meiji Seika's ownership interest including holdings of its subsidiaries is 100%.

2. Meiji Seika's ownership interest including holdings of its subsidiaries is 51%.

3. Meiji Seika's ownership interest including holdings of its subsidiaries is 94.61%.

4. Meiji Seika's ownership interest including holdings of its subsidiaries is 80%.

c. Progress and Achievement of the Corporate Integration

- Progress of the Corporate Integration

  Change in Significant Subsidiaries

  Effective from the fiscal year ended March 31, 2008, Meiji Seika (Shanghai) Co., Ltd. and Meiji Seika Food Industry (Shanghai) Co., Ltd. became consolidated subsidiaries of the Company. Accordingly, these companies are newly listed as significant subsidiaries.

Meiji Aqa Sports, Ltd., which used to be listed as a significant subsidiary, has been merged with and into Meiji Sports Plaza, Ltd. as of April 1, 2007. Accordingly, it has been excluded from the list of significant subsidiaries.

(Note) Cecilia Confectionery Pte. Ltd., listed above as a significant subsidiary, is scheduled to be dissolved effective September 30, 2008.

Change in Investment by Significant Subsidiaries

N/A

- Achievement of the Corporate Integration

The number of subsidiaries of the Company as of March 31, 2008 is 31. Of the 31 subsidiaries, there are 24 consolidated subsidiaries which are listed as significant subsidiaries in "b" above. In addition, there are 3 equity-method affiliates.

For the fiscal year ended March 31, 2008, consolidated net sales was 404.7 billion yen and net income was 6.2 billion yen, respectively.

(7) **Principal Areas of Business** (as of March 31, 2008)

The principal areas of business and products of the Meiji Seika Group are as follows:

Business (Composition ratio of current sales)		Principal Products
Food & Healthcare (71.3%)	Confectionery	Chocolate (*Milk Chocolate*, *Chocolate Kouka*, *Chocolife*, *Black*, *Hi-Milk*, *White*, *Strawberry*, *Noir*, *Melty Kiss*, *Porte*, *Almond*, *Macadamia*, *Fran*, *Kinokonoyama*, *Takenokonosato*, *Hokkaido Choco Potato*, *Panky*, *Galbo*, *Rega*, *Chopin*, *Pucca*, *Apolo*, *Marble*, *ChocoBaby*, *Petit Assort*, etc.), Gum (*Xylish*, etc.), Candies (*Chelsea*, *Yogulet*, *Hi-lemon*, *Kaju Gummy*, *KAON*, *Poifull*, *Kyun*, *Pupurun*, *Mogimogi Fruits*, *Saikoro Caramel*, etc.), Snacks (*Karl*, *Karl Stick*, *Pick Up*, etc.), Biscuits (*McVitie's*, *Chopin*, etc.)
	Health (including non-prescription drugs)	*Amino Collagen*, *Savas*, *Cassis-i*, *LOLA*, *Perfect Plus*, *Protein Diet*, *Milk Cocoa*, *Theobro Cocoa*, *Hi-Lemon Drink*, *Ginza Curry*, *Ginza Hayashi*, *MarugotoYasai*, *JAL Soup*, *Oden-no-moto*, *Mugicha Garmy*, *Nousan Kanzume*, etc. *Isodin Gargle*, *Isodin Nodo Fresh*, *Meiji G Troche*, *Kazegusuri Helbick S-Karyu*, *Mini Drinkzai Katsujin 28*, etc.
	Ingredients for business use	Confectionery and food ingredients for business use, sugar, glycated products, etc.
Pharmaceutical (28.0%)	Ethical pharmaceuticals	Antibacterial drug (*Meiact*, *Hosumisin*, *Habekacin*, *Sword*, *Omegacin*, etc.), Drugs affecting the central nervous system (Antidepressant Drugs *Depromel*, Antianxiety Drug *Meilax*), Other ethical pharmaceuticals (External antiseptic *Isodin*, Curative drug for allergic disease *Ebastel*, Anticancer drug *Terarubisin*, Antivirus chemotherapy drug *Vicclox*, etc.), Vaccine for human body
	Agricultural chemicals, Animal drugs	Agricultural chemicals (*Dr. Oryzae Prince*, *Orizemate*, *Herbi*, *Agrept*, *Gibberellin*, etc.), veterinary drugs

		(*Maypole, Meirich, Astop, Mycobuster, Poseidon, Marinbanteru, Panamectin Chewable P, WellMate L3*, etc.), Feed additive (*Colistin, Cellulase*, etc.)

(8) Principal Sales Offices and Plants (as of March 31, 2008)

a. Principal Sales Offices of Meiji Seika

Head office	4-16, Kyobashi, 2-chome, Chuo-ku, Tokyo	
Sales offices	Food & Healthcare:	Hokkaido General Branch (Sapporo), Tohoku General Branch (Sendai), Metropolitan Area General Branch (Tokyo), Kita-Kanto General Branch (Utsunomiya), Chubu General Branch (Nagoya), Kansai General Branch (Osaka), Chu-Shikoku General Branch (Hiroshima), Kyushu General Branch (Fukuoka), Healthcare Business Hokkaido Branch (Sapporo), Healthcare Business Tohoku Branch (Sendai), Healthcare Business Metropolitan Area Branch (Tokyo), Healthcare Business Kita-Kanto Branch (Utsunomiya), Healthcare Business Chubu Branch (Nagoya), Healthcare Business Kansai Branch (Osaka), Healthcare Business Chu-Shikoku Branch (Hiroshima), Healthcare Business Kyushu Branch (Fukuoka)
	Pharmaceutical:	Pharmaceutical Sapporo Branch, Pharmaceutical Sendai Branch, Pharmaceutical Tokyo Branch, Pharmaceutical Yokohama Branch, Pharmaceutical Kanto Branch (Saitama), Pharmaceutical Nagoya Branch, Pharmaceutical Kyoto Branch, Pharmaceutical Osaka Branch, Pharmaceutical Chugoku Branch (Hiroshima), Pharmaceutical Shikoku Branch (Takamatsu), Pharmaceutical Fukuoka Branch, Agricultural Chemicals Sapporo Branch and 5 other agricultural chemicals branches, Animal Drugs Kita-Nihon Branch (Sendai) and 3 other animal drugs branches
Plants	Food & Healthcare:	Kanto Plant (Sakado), Tokai Plant (Fujieda), Osaka Plant (Takatsuki)
	Pharmaceutical:	Kitakami Plant, Odawara Plant , Gifu Plant (Kitakata)
Research institute	Food & Healthcare	Food and Health R&D Laboratory (Sakado)
	Pharmaceutical	Bioscience Laboratory (Odawara), Pharmaceutical Research Center (Yokohama), Agricultural & Veterinary Research Laboratory (Yokohama)
Overseas offices	Beijing Office, Madrid Office	

(Note) Names shown in parentheses are the names of cities or towns where sales offices and other facilities are located.

b. Principal Sales Offices of Significant Subsidiaries

- Domestic Sales Office

Food & Healthcare:	Meiji Food Materia Co., Ltd. (Tokyo), Donan Shokuhin Co., Ltd. (Hakodate), Zao Shokuhin Kaisha, Ltd. (Kaminoyama), Ronde. Corporation (Yokohama), Meiji Sangyo Co., Ltd. (Suzaka), Meiji Chewing Gum Co., Ltd. (Kiyosu), Azteca Co., Ltd. (Tokyo), Okayamaken Shokuhin Co., Ltd (Kasaoka), Shikoku Meiji Co., Ltd. (Matsuyama), Taiyo Shokuhin Co., Ltd. (Shimabara), Meiji Sports Plaza, Ltd. (Kawasaki)
Pharmaceutical:	Kitasato Pharmaceutical Industry Co., Ltd. (Tokyo)

- Overseas Sales Office

Food & Healthcare:	Meiji Seika (Singapore) Pte. Ltd. (Singapore) Cecilia Confectionery Pte. Ltd. (Singapore) Five Stars Dairy Ingredients Pte. Ltd. (Singapore) D.F. Stauffer Biscuit Co., Inc. (U.S.A.) Laguna Cookie Co., Inc. (U.S.A.) Meiji Seika (Shanghai) Co., Ltd. (China) Meiji Seika Food Industry (Shanghai) Co., Ltd. (China)
Pharmaceutical:	P.T. Meiji Indonesian Pharmaceutical Industries (Indonesia) Thai Meiji Pharmaceutical Co., Ltd. (Thailand) Tedec-Meiji Farma S.A. (Spain) Mabo Farma S.A. (Spain)
Office Building Leasing Business and Others:	Meiji Seika Europe B.V. (Holland)

(Note) Names shown in parentheses are the names of countries, cities, or towns where sales offices and other facilities are located.

(9) Employees (as of March 31, 2008)

Segment	Number of employees	Increase (decrease) compared to the end of the previous fiscal year (persons)
Food & Healthcare Business	3,288	160
Pharmaceutical Business	3,099	71
Office Building Leasing Business and Others	—	—
Company-wide (common)	94	(25)
Total	6,481	206

(Notes) 1. The "Number of Employees" listed above is the number of full-time employees, excluding temporary workers.

2. The employees listed in "Company-wide (common)" are employees who belong to the human resources, general affairs and other administrative departments.

(10) Principal Lenders (as of March 31, 2008) (¥ millions)

Name of Lenders	Loan amount
Mizuho Bank, Ltd.	12,905
Development Bank of Japan Inc.	3,466
Mitsubishi UFJ Trust and Banking Corporation	3,360

(11) Succession of Rights and Obligations with Respect to Business of Other Companies through Merger or Corporate Split

Meiji Aqa Sports, Ltd., a consolidated subsidiary of the Company, merged with and into Meiji Sports Plaza, Ltd., a consolidated subsidiary of the Company, as of April 1, 2007.

(12) Acquisition or Disposition of Stock and Other Equity or Stock Acquisition Rights of Other Companies

The Company acquired 2,031,008 shares (shareholding percentage of the total outstanding shares: 22.12%) of Pokka Corporation as of January 31, 2008.

(Note) Because some of the stock acquisition rights issued by Pokka Corporation were exercised on April 17, 2008, the percentage of the total outstanding shares held by the Company became 21.65%.

2. Matters Concerning the Company's Shares (as of March 31, 2008)

(1) Total Number of Authorized Shares

796,104,000 shares

(2) Total Number of Issued and Outstanding Shares

385,535,116 shares

(3) Number of Shareholders

72,193 (a decrease of 630 shareholders compared to the end of the previous fiscal year)

(4) Shareholders who Hold 10% or More of Issued and Outstanding Shares

Nil

3. Matters Concerning the Company's Stock Acquisition Rights

N/A

4. Matters Concerning the Company's Executives

(1) Directors and Auditors of Meiji Seika (as of March 31, 2008)

Position	Name	Representative Position held in Other Companies
Representative Director	Naotada Sato	Chairman of Chocolate & Cocoa Association of Japan Chairman of Japan Chocolate Fair Trade Council
Representative Director	Akio Takahashi	
Director	Masaki Nagasaki	Chairman and President of Meiji-Four Seas Co., Ltd. Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd.
Director	Masahiko Matsuo	Senior Vice President & Representative Director of sanofi-aventis- Meiji Pharmaceuticals Co., Ltd.
Director	Harunobu Tsukanishi	
Director	Masayuki Matsunaga	
Director	Hirobumi Mori	
Director	Yoshihiko Mizoguchi	
Director	Hidetoshi Yajima	Chairman and Representative Director of Shimadzu Corporation Outside Director of Mitsubishi Motors Corporation Outside Director or Tsubakimoto Chain Co.
Director	Tadashi Kudo	Advisor of Mizuho Bank, Ltd. Outside Director of Fuji Electric Holdings Co., Ltd. Outside Auditor of Itochu Corporation Outside Auditor of The Furukawa Electric Co., Ltd.
Senior Corporate Auditor (Standing)	Riichi Fukui	
Corporate Auditor (Standing)	Chikao Morishima	
Corporate Auditor	Masahide Kano	
Corporate Auditor	Kenichi Yamaguchi	Attorney

(Notes)

1. Mr. Akinobu Otsubo resigned from his position as director at the expiration of the term of his office on June 27, 2007.
2. Messrs. Yoshiaki Iida, Takashi Hasunuma and Mitsuo Kanazawa resigned from their positions as corporate auditors at the expiration of the terms of their offices on June 27, 2007.
3. Mr. Yoshihiko Mizoguchi was newly appointed as director at the 148th ordinary general meeting of shareholders held on June 27, 2007.
4. Messrs. Riichi Fukui, Chikao Morishima and Kenichi Yamaguchi were newly appointed as corporate auditors at the 148th ordinary general meeting of shareholders held on June 27, 2007.
5. Messrs. Hidetoshi Yajima and Tadashi Kudo are outside directors as defined in Article 2, Paragraph 15 of the Companies Act of Japan (the "Companies Act").
6. Messrs. Masahide Kano and Kenichi Yamaguchi are outside auditors as defined in Article 2, Paragraph 16 of the Companies Act.

7. Mr. Riichi Fukui had held the position of executive officer in charge of the accounting department of the Company, and has considerable knowledge in finance and accounting.

8. The Company positions its Board of Directors as an organization which specializes in "determination of significant managerial matters within the group" and "supervision of business execution". The Company will adopt an executive officer system under which the executive officers shall be responsible for the execution of business operations.

(For Reference) Executive Officers

President	Naotada Sato	
Senior Executive Vice President	Akio Takahashi	(Advisor to President, Supervisor of administrative departments, Chairman of CSR Committee)
Executive Vice President	Masaki Nagasaki	(President of Food & Healthcare Company)
Executive Vice President	Masahiko Matsuo	(President of Pharmaceutical Company)
Executive Vice President	Harunobu Tsukanishi	(General Manager of Healthcare & Provisions Division)
Senior Vice President	Masayuki Matsunaga	(General Manager of Agricultural & Veterinary Division)
Senior Vice President	Hirobumi Mori	(General Manager of Food & Healthcare Production Division, Management of China Busines Development)
Senior Vice President	Yoshihiko Mizoguchi	(General Manager of Food & Healthcare R&D Division)
Senior Vice President	Osamu Makabe	(General Manager of Pharmaceutical Research & Development Division, Head of Pharmaceutical Research Center)
Senior Vice President	Hideki Takahashi	(General Manager of Personnel & General Affairs Department, Management of Corporate Communications /Real Estate)
Senior Vice President	Toyomi Sato	(General Manager of Pharmaceutical Production Division, Management of Generic Development)
Vice President	Eiichi Irie	(General Manager of Food & Healthcare International Division)
Vice President	Fumio Yokomichi	(Responsible for F&H new business, President and Representative Director of Azteca Co., Ltd)
Vice President	Yukio Nakamura	(Deputy General Manager of Pharmaceutical Marketing Division, Branch Manager of Pharmaceutical Tokyo Branch)
Vice President	Sadaaki Komura	(General Manager of Confectionery Division)
Vice President	Ryoji Kono	(Deputy General Manager of Healthcare & Provisions Division (Responsible for Direct Marketing, Channel Development sports club business))
Vice President	Shinji Nakadori	(General Manager of Strategic Information & Ingredient Development Department)
Vice President	Ikuo Aramori	(Head of Food and Health R&D Laboratory)
Vice President	Haruo Komatsu	(Responsible for Food & Healthcare International, President and Representative Director of D.F. Stauffer Biscuit Co., Inc.)
Vice President	Ryuzo Asada	(General Manager of Pharmaceutical International Division)
Vice President	Hitoshi Uchida	(General Manager of Pharmaceutical Marketing Division)
Vice President	Yoshio Shimoda	(General Manager of Food Products for Business Use Division)
Vice President	Motoharu Kinoshita	(Head of Reliability & Quality Assurance Center, Management of pharmaceutical intellectual property)
Vice President	Akio Kamisaka	(General Branch Manager of Metropolitan Area General Branch)

Vice President	Fumiyasu Furukawa	(Responsible for F&H China business development, Chairman and Representative Director of Meiji Seika (Shanghai) Co., Ltd.)

(Notes) 1. Descriptions in brackets indicate segregated duties.

2. Mr. Osamu Makabe, Senior Vice President, has become General Manager of Pharmaceutical Research & Development Division as of April 1, 2008.

3. Because the name of the division was changed from "Food Products for Business Use Division" to "Institutional Foods Division" as of April 1, 2008, Mr. Yoshio Shimoda, Vice President, has become General Manager of Institutional Foods Division.

(2) Aggregate Amount of Remuneration to Directors and Auditors

Classification	Number of Persons	Aggregate Amount of Remuneration (¥ millions)
Directors	10	512
Auditors	4	51
Total	14	563

(Note) 1. The amount set forth above includes 43 million yen that was paid to two outside directors and two outside Auditors.

2. At the 147th ordinary general meeting of shareholders held on June 28, 2006, the maximum amount of remuneration which directors of the Company may receive has been resolved to be no more than 700 million yen per annum (excluding any salary received as an employee in the case of a person who serves concurrent roles as an employee and a director).

3. At the 146th ordinary general meeting of shareholders held on June 28, 2005, the maximum amount of remuneration which Auditors of the Company may receive has been resolved to be no more than 8 million yen per month.

(3) Matters Concerning the Company's Outside Directors and Auditors

a. Hidetoshi Yajima (Outside Director)

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  Chairman and Representative Director of Shimadzu Corporation

  There is no transactional relationship between the Company and Shimadzu Corporation.

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  Outside director of Mitsubishi Motors Corporation
  Outside director of Tsubakimoto Chain Co.

- Mr. Hidetoshi Yajima's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

Mr. Hidetoshi Yajima, outside director of the Company, attended 11 out of 12 meetings of the Board of Directors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion, primarily from his management perspective, necessary for discussion of the agenda.

- Description of limited liability agreements

  Mr. Hidetoshi Yajima has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

b. <u>Tadashi Kudo (Outside Director)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  Outside Director of Fuji Electric Holdings Co., Ltd.

  Outside Auditor of Itochu Corporation

  Outside Auditor of The Furukawa Electric Co., Ltd.

- Mr. Tadashi Kudo's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Tadashi Kudo, outside director of the Company, attended all 12 meetings of the Board of Directors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion, primarily from his management perspective, necessary for discussion of the agenda.

- Description of limited liability agreements

  Mr. Tadashi Kudo has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

c. <u>Masahide Kano (Outside Auditor)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  N/A

- Mr. Masahide Kano's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Masahide Kano, outside Auditor of the Company, attended all 12 meetings of the Board of Directors and all 17 meetings of the Board of Auditors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion mainly based on his experience as Auditor in other companies.

- Description of limited liability agreements

  Mr. Masahide Kano has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

d. <u>Kenichi Yamaguchi (Outside Auditor)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  N/A

- Mr. Kenichi Yamaguchi's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Kenichi Yamaguchi, outside Auditor of the Company, attended all 9 meetings of the Board of Directors and all 12 meetings of the Board of Auditors held after his assumption of office as Auditor, and appropriately expressed his opinion mainly from his professional perspective as an attorney.

- Description of limited liability agreements

  Mr. Kenichi Yamaguchi has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

5. <u>Matters Concerning Accounting Auditor</u>

(1) Name of Accounting Auditor

The Fuji Accounting Office

(2) Description of Limited Liability Agreements

The Fuji Accounting Office has entered into an agreement with the Company to limit its liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

(3) Remuneration Paid to Accounting Auditor during the Fiscal Year ended March 31, 2008

(1) Total amount payable by the Company to the Accounting Auditor	¥45 million
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	¥45 million

(Notes) 1. Because no distinction is made between remuneration for audit services rendered pursuant to the Companies Act audit services rendered pursuant to the Financial Instruments and Exchange Law of Japan (the "Exchange Law") under the agreement between the Company and the Accounting Auditor, the amount of remuneration paid to the Accounting Auditor listed above in "(1) Total amount payable by the Company to the Accounting Auditor" is represented as a total amount.

2. Among the significant subsidiaries of the Company, financial documents (including those equivalent to such documents) of Meiji Seika (Singapore) Pte. Ltd., D.F. Stauffer Biscuit Co., Inc., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., and Tedec-Meiji Farma S.A. have been audited by certified public accountants or auditing firms (including those who hold a comparable qualification in foreign countries as certified public accountant or auditing firm in Japan).

6. Policies and Systems of the Company

(1) Policies on dismissal or non-reappointment of the accounting auditor

In the event that the accounting auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Auditors shall dismiss the accounting auditor upon consent of all Auditors.

In addition, if it is deemed to be impracticable for the accounting auditor to conduct appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Auditors or based on a request by the Board of Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at an ordinary general meeting of shareholders.

(2) Policies on the distribution of surplus

The Company's basic policy is to expand its business and strengthen its financial position, as well as to provide stable returns to shareholders, while maintaining ample internal reserves from a long-term perspective. The Company has set 30% as its target dividend payout ratio, and it plans to buyback its own shares in order to further raise shareholder returns.

For the fiscal year ended March 31, 2008, pursuant to the policies on the distribution of surplus above, the year-end dividend shall be 3.50 yen per share. As a result, together with the interim dividend of 3.50 yen per share which was distributed on December 6, 2007, the annual dividend per share shall be 7.00 yen. The payment date of the year-end dividend will be Tuesday, June 10, 2008.

(3) Systems to ensure that directors perform their duties in compliance with laws, regulations and the Articles of Incorporation and to ensure that other business operations of the Company are performed properly

① Systems to ensure that directors, executive officers and other employees perform their duties in compliance with laws, regulations and the Articles of Incorporation

The Company has established a Corporate Charter of Conduct that contains guidelines for conducting the business activities of directors, executive officers and other employees. In addition, it has established Compliance Rules for the purpose of prescribing fundamental rules concerning items required to establish the system (the "Compliance System").

The Company has named a director to oversee compliance and has established the Compliance Committee that reports directly to the President and is chaired by the general manager of the Personnel and General Affairs Division. This committee is responsible for establishing the Compliance System.

The Company has established the Compliance Hotline. This internal reporting system (which includes a link to external attorneys) is intended to help discover compliance problems quickly, as well as prevent these problems from occurring.

② Systems for storing and managing information concerning the performance of duties by the directors

The Company has established Document Handling Rules to prescribe fundamental rules for the Compliance System. These rules address the proper management, storage and disposal of information and documents concerning duties performed by directors based for a prescribed period of years. In addition, the Company maintains a database containing such information and documentation in order to permit rapid searches, location of particular items and to confirm the status of information management and storage.

The Company has established Confidential Information Management Rules that cover the items required to ensure the proper handling of confidential information relating to the performance of directors' duties.

③ Rules and systems with respect to the management of risk of loss

The Company has identified ten categories of major risks including the risk of contamination by foreign substances in products and the risk of deterioration of product quality, and has established systems to manage each of these risks.

The Company has named a director to oversee the management of these risks and established the CSR Committee, which reports directly to the President and is chaired by this director. This committee is responsible for establishing the risk management system.

The Company has established Escalation Rules that prescribe standards for dealing with an emergency as well as a Crisis Response Manual that sets forth specific procedures to follow. This ensures that it can respond immediately and appropriately to a crisis.

④ Systems to ensure that directors perform their duties efficiently

For the oversight of business plans, the Company has established management policies for medium-term management plans and for each fiscal year. Every line of business operation uses the Strategic Organization Target Management System, which is based on management policies, to establish specific targets and work toward reaching the targets. In addition, the status of progress made toward meeting targets and the final results are to be checked in an appropriate manner.

For the oversight of the execution of business operations, the Company has established Regulations for the Board of Directors and related Standards for Items to be Reviewed by the Board of Directors. These regulations and standards define which items that must be submitted to and reviewed by the Board of Directors. Regarding other items, appropriate delegation of authority and decision-making should be conducted in accordance with the Office Regulations and related Job Function Table. In addition, the Company uses the executive officer system and internal company system in order to provide a framework for immediate decision-making and efficient business operations.

⑤ Systems to ensure proper business activities at Meiji Seika Group

A director has been named to be in charge of promoting the establishment of a compliance system at every consolidated subsidiary of the Company. Each subsidiary also defines a department that is responsible for compliance. In addition, the subsidiaries create compliance systems that are based on the Company's compliance system while also reflecting the unique requirements of each subsidiary.

Subsidiaries consult with the Company prior to reaching decisions concerning items that are prescribed as important matters.

⑥ Systems to ensure appropriateness of documents and other information over financial reporting at Meiji Seika and its Group companies

The Company has established the Internal Control Committee, which reports directly to the President and is chaired by a director in charge of finance. This Committee is responsible for building the system for financial reporting.

Business sites are selected based on their materiality with regard to financial reporting. These sites then perform self-reviews to verify that their financial reports conform to Company-wide controls and business process controls. Results of these self-reviews are submitted to the Internal Controls Committee.

The Internal Control Committee uses reports from business sites to assess the status of internal controls.

⑦ Items concerning employees to assist auditors and the independence of such employees from the directors

The Company will consider the establishment of a department or the assignment of individuals solely for the purpose of assisting the auditors in performing their duties. This process will incorporate the future audit policies, the use of a department or individuals for assisting auditors at other companies, and other factors. Until a decision is reached, the Auditing Department, which is responsible for internal audits, the Legal Affairs Department and other associated departments will continue to assist the auditors as requested.

⑧ Systems for submitting reports to the auditors from directors, executive officers and other employees and other reports for auditors

Directors, executive officers and other employees must submit reports and information as requested by the auditors in accordance with the Regulations for the Board of Auditors.

The Senior Auditor and the Auditing Department hold regular Auditor Communication Meetings for the purpose of sharing information.

⑨ Systems to ensure the effectiveness of other audits by the auditors

The Company ensures that auditors attend the Board of Directors' meetings and other important meetings. Upon request, the auditors are provided with material approved documents and instruments.

The representative director of the Company, in accordance with the Regulations for the Board of Auditors, periodically attends meetings of the Board of Auditors to exchange opinions concerning matters required to improve the effectiveness of the auditing system. This helps to strengthen the mutual understanding of goals and issues by the representative director and auditors.

(4) Basic Policies concerning Persons who Control the Determination of Financial and Business Policies of the Company

The Company established the Countermeasures for Large-scale Purchases of Company Stock, Etc. (Takeover Defense Measures) (the "Plan") in accordance with a resolution that was approved at the 148th general meeting of shareholders held on June 27, 2007.

① Description of the basic policy

The Company is committed to the protection and enhancement of the corporate value of the Company and the common interests of its shareholders. However, the Company believes that it is appropriate that the determination whether to sell the shares and other securities (Note 1) of the Company in the event of a Large-Scale Purchase (as defined below in ③, (ii), (b) "1) Scope of Application of") should ultimately be made by the Company's shareholders. The Company will not categorically resist all Large-Scale Purchases.

However, with operations centered on the life sciences business domain associated with "food" and "health," the Meiji Seika Group has been accumulating and developing unique technology and marketing know-how over many years, through a diverse range of corporate activities. The Meiji Seika Group's objective going forward will be to contribute to society by creating and providing, on the foundation of trust which the Meiji Seika Group has established over many years with its shareholders, clients, business partners, employees and other stakeholders, products, services and information of even higher quality and reliability in this business domain, while fully utilizing the synergies of this technology and know-how. Without sufficiently understanding these unique characteristics and without conducting the management of the business with a mid- to long-term perspective, the enhancement of the corporate value of the Meiji Seika Group becomes very difficult to achieve.

The Company believes that it would be inappropriate for a person intending to effect an unsuitable Large-Scale Purchase which may damage such corporate value and the common interests of the shareholders to be the person in control of determining the financial and business policies of the Company.

② Efforts towards the realization of the basic policy

In order to realize the protection and enhancement of corporate value and the common interests of the shareholders, and to encourage continued and long-term investment by shareholders and investors in the Company, the Company has implemented the following measures:

(i) Basic Management Policy

With operations centered on the life sciences business domain associated with "food and health," the Meiji Seika Group takes full advantage of technologies gained over many years and the "Meiji" brand to be a global organization that supplies products, services, and information that offer value to its customers. The Meiji Seika Group will fulfill its obligations to society through a constant commitment to "Good Taste and Fun", "Good Health" and "Reliability" and through active growth based on a sound earnings structure.

(ii) Execution of Medium-Term Management Plan

The Meiji Seika Group is currently executing a medium-term business plan called "DASH!08", which will end in the fiscal year ending March 31, 2009. By the end of this plan, it aims to achieve the following:

(a) Customers would generally have an image of "Good Taste and Fun" "Good Health," and "Reliability" with the brand of "Meiji".

(b) Prioritize the development of the healthcare business: The Company has an established healthcare business model that utilizes the advantage of having food and pharmaceutical businesses in one company.

(c) Establish a new "specialty and generic pharmaceutical" business structure in the pharmaceutical business by developing generic drugs into a core business, alongside anti-infectives and central nervous system drugs.

(d) Aggressively expand overseas operations with the ultimate aim of generating the same level of sales as in Japan.

By pursuing these four goals, and placing particular emphasis on the themes of "Healthcare business," "Generic drugs" and "Overseas operations" during this three-year period, the Meiji Seika Group is aiming to enhance the value of the "Meiji" brand.

Furthermore, the Meiji Seika Group is also dedicated to conducting corporate social responsibility (CSR) programs throughout the group in order to continue developing in a manner that is in harmony with society. The Meiji Seika Group focuses its activities on six aspects of CSR: quality assurance, compliance, information, risk management, the environment, and social contributions. It will continue to work toward enhancing the value of the "Meiji" brand and the corporate value of the Meiji Seika Group by managing its operations with fairness and transparency.

(iii) Strengthening Corporate Governance

The Company strives to strengthen its corporate governance systems to implement fast and reliable decision-making processes and preserve the transparency of management activities.

Two of the ten members of the Board of Directors are outside directors in order to ensure objective and diverse decision-making and supervision, and to improve the quality of decision-making and strengthen supervisory functions. Executive officers are responsible for business execution activities, which allows the Board of Directors to focus exclusively on making decisions on important management issues for the entire Group and supervising the execution of business activities. In order to afford even greater management transparency and objectivity, the Company has established the Nomination Committee to submit recommendations for candidates for director and executive officer positions to the Board of Directors and the Compensation Committee to evaluate the performance and examine compensation of directors and executive officers. These committees comprise of four directors, two of whom are outside directors.

The Company has adopted a corporate auditor system. The Board of Corporate Auditors has four members, including two outside members, to strengthen the auditing function.

(iv) Provision of Stable Returns

The Company's basic policy is to expand its business and strengthen its financial position, as well as to provide stable returns to shareholders, while maintaining ample internal reserves from a long-term perspective. The Company has set 30% as its target dividend payout ratio, and it plans to buy back shares in order to further raise shareholder returns.

(v) Proactive IR Activities

The Company discloses information in a timely and appropriate manner in accordance with the timely disclosure regulations provided by the Exchange Law and the Tokyo Stock Exchange. Furthermore, in order to fulfill its responsibilities as a company that clearly conveys its management policies and business strategies, the

Company provides opportunities, such as briefing meetings, for the president and other members of management of the Company to communicate directly with investors, securities analysts and other parties.

③ Efforts to Prevent the Determination of Financial and Business Policies of the Company being Controlled by Persons Considered Inappropriate in Light of the Basic Policy

(i) Purpose for introducing the Plan

Abrupt and forceful Large-Scale Purchases, which are conducted without any appropriate process such as discussion or agreement with the management of the target company, and which are conducted at a stage where not enough information has been provided to the shareholders, are becoming increasingly prominent in Japan. Also, judging from the goals of such purchases, some Large-Scale Purchases may be significantly harmful to the corporate value and common interests of the shareholders.

Therefore, the Company believes that when shareholders are evaluating a Large-Scale Purchase, it is vitally important to provide the shareholders with sufficient information, which includes not only information from the third party proposing the Large-Scale Purchase (the "Large-Scale Purchaser") but also opinions, alternative proposals and other information with respect to such Large-Scale Purchase from the Board of Directors of the Company, who manage the Company and fully understand the Company's business characteristics, in a timely and appropriate manner.

Based on the basic policy described above, the Company has decided that certain reasonable rules (the "Large-Scale Purchase Rules") are essential in order to provide its shareholders with adequate information and time, and with opportunities to be provided with opinions or alternative proposals by the Board of Directors of the Company when any Large-Scale Purchase is conducted and the shareholders are deciding whether to accept such purchase. Moreover, the Company believes that a Large-Scale Purchase conducted in compliance with the Large-Scale Purchase Rules will contribute to the protection and enhancement of the Company's corporate value and the common interests of the shareholders.

(ii) Details of the Plan

(a) Description of the Plan

1) Establishment of the Large-Scale Purchase Rules

The Plan is aimed at protecting and enhancing the Company's corporate value and the common interests of its shareholders and, in the event of a Large-Scale Purchase concerning the shares and other securities of the Company, the Plan sets forth procedures to allow for (i) requests to the Large-Scale Purchaser to provide necessary and sufficient information in advance with respect to the Large-Scale Purchase and (ii) securing time to consider and evaluate the Large-Scale Purchase, after which the Plan also allows for (iii) conducting negotiations with the Large-Scale Purchaser and the Board of Directors to present the shareholders with information such as opinions and alternative proposals.

2) Allotment of Stock Acquisition Rights without Consideration

The Board of Directors of the Company may determine to exercise countermeasures (the "Countermeasures"), including the allotment of stock acquisition rights without payment of consideration (please refer to "(d) Description of Allotment of Stock Acquisition Rights without Consideration"), recognized by the Companies Act and other laws and regulations and the Articles of Incorporation of the Company as being within the administrative authority of the Board of Directors in the event that a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules or in the event that the acts of such party, though complying with the rules, are considered, upon full and serious consideration of the recommendations made by a special committee described below in 3), to be significantly harmful to the Company's corporate value as well as the common interests of the shareholders.

3) Establishment of a Special Committee to Prevent Arbitrary Decisions by the Board of Directors of the Company

The Board of Directors shall ultimately determine, in accordance with their duty and their fiduciary duties as directors, whether to implement the Large-Scale Purchase Rules and whether, even if the Large-Scale Purchase complies with the Large-Scale Purchase Rules, the Countermeasures should be exercised because the Large-Scale Purchase involves a risk of significant damage to the Company's corporate value and the common interests of the shareholders. However, the Company has established a special committee as an organization independent from the Board of Directors (the "Special Committee") in order to prevent arbitrary decisions by the Board of Directors of the Company.

The Special Committee shall comprise no less than three and no more than five members (there are currently three committee members), and, in order to ensure fair and impartial decisions, committee members shall be appointed from among outside directors, outside auditors and outside experts (lawyers, certified public accountants, certified tax accountants, academic experts, people who are well versed in the investment and banking business, or other persons with equivalent expertise) who are independent from the management of the Company and without any special interests with the Company or its management.

(b) Details of the Large-Scale Purchase Rules

1) Scope of Application

The Large-Scale Purchase Rules shall apply to Large-Scale Purchases. A Large-Scale Purchase shall be an acquisition or similar act (regardless of the specific method of purchase thereof, whether through a market transaction, tender offer or other method) which falls under any of the following, excluding those acts which have received the prior consent of the Board of Directors of the Company:

i) An acquisition of the shares or other securities issued by the Company that would result in the holder (Note 2) of shares and other securities to hold (Note 3) 20% or more of the outstanding shares; or

ii) A tender offer (Note 5) for the shares or other securities (Notes 4) of the Company that would result in such Large-Scale Purchaser owning 20% or more (Note 6) of the outstanding shares, together with any person(s) with whom the Large-Scale Purchaser has a special relationship (Note 7).

2) Request to the Large-Scale Purchaser for Information and Other Requests

When a Large-Scale Purchaser intends to conduct a Large-Scale Purchase, such Large-Scale Purchaser is required to provide the information set forth in each of the following items (the "Large-Scale Purchase Information") to the Board of Directors of the Company, in addition to submitting a statement, in a format designated by the

Company, in which the Large-Scale Purchaser promises to comply with the Large-Scale Purchase Rules (collectively with the information, the "Purchase Statement").

i) Details (specifically including name, trade name, address capital structure and financial position) of the Large-Scale Purchaser and its group (including joint holders (Note 8), persons having a special relationship, and (in the case of funds) each partner and other members) (the "Large-Scale Purchasers");

ii) The purpose, method and terms of the Large-Scale Purchase (including the type of consideration for the acquisition and the purchase price, the timeframe of the acquisition, source of funds for the acquisition, information concerning any pledges with respect to the shares and other securities of the Company already held, any plans with respect to pledges concerning the assets of the Company or the shares and other securities of the Company to be acquired by such Large-Scale Purchaser and the timing of such, and the terms, structure and any other information with respect to the series of transactions relating to the procurement of funds for the acquisition);

iii) The basis for the calculation of the purchase price of the acquisition (including the calculation method, the numerical data used in the calculation, the details of any expected synergies from the Large-Scale Purchase or other relevant series of transactions and the basis for the calculation of such synergies);

iv) Any discussions with a third party in connection with the Large-Scale Purchase and the details of any such discussions;

v) An outline of any persons providing funds to the Large-Scale Purchaser (including name, trade name, address and capital structure);

vi) Management policy and business plan for the Company and the Meiji Seika Group to be applied after the Large-Scale Purchase;

vii) Measures to be applied after the Large-Scale Purchase for the continuous and steady enhancement of the corporate value of the Company and the Meiji Seika Group, and the basis for how such measures will enhance the corporate value of the Company and the Meiji Seika Group;

viii) Policies to be applied after the Large-Scale Purchase concerning the Company and the Company Group's employees, business partners, customers, local communities and any other interested parties (including any plans for changes to current relationships and the details of such); and

ix) Any other information deemed necessary by the Special Committee.

The Company will promptly give notice to the Special Committee of the fact that a Large-Scale Purchase has been proposed and provide the Purchase Statement submitted to the Board of Directors of the Company to the Special Committee. The Special Committee will then promptly determine whether the Purchase Statement provides sufficient Large-Scale Purchase Information, and may require the Large-Scale Purchaser to provide additional information, through the Board of Directors of the Company, within a suitable answer period determined by the Special Committee (in principle, within a maximum of 30 days from the date the

Large-Scale Purchaser receives the request for additional information from the Board of Directors of the Company) if the Special Committee determines the information initially provided by the Large-Scale Purchaser is insufficient.

3) Examination and Evaluation, etc. of the Large-Scale Purchase Information by the Special Committee

i) Examination and Evaluation, etc. of the Large-Scale Purchase Information

The Special Committee shall examine, evaluate and form its opinion within the "Special Committee's Examination and Evaluation Period", which shall be, in principle, 90 days from the date on which the Special Committee acknowledges that they have received sufficient Large-Scale Purchase Information from the Large-Scale Purchaser (if the Special Committee publicly announces the fact that it has acknowledged the receipt of all of the sufficient Large-Scale Purchase Information, such period shall commence on the date of such public notice.) The Special Committee's Examination and Evaluation Period may be shorter than 90 days, depending upon the purpose and method of the acquisition, the type of consideration to be used in the acquisition and other relevant information, and the degree of difficulty involved in evaluating such Large-Scale Purchase.

Regardless of whether the Special Committee's Examination and Evaluation Period has commenced, the Special Committee may require the Board of Directors of the Company to provide alternative proposals for enhancing the corporate value of the Company and any other information or materials deemed necessary by the Special Committee within a suitable answer period determined by the Special Committee (in principle, within a maximum of 30 days) if the Special Committee determines that such information is necessary to examine and compare the Large-Scale Purchase Information.

The Special Committee shall fully examine and evaluate the Large-Scale Purchase Information and the information and materials provided by the Large-Scale Purchaser and the Board of Directors of the Company, and shall carefully prepare the Special Committee's opinion (including a recommendation concerning the exercise of the Countermeasures). The Special Committee may request the advice of independent third parties (financial advisors, consultants, lawyers, certified public accountants, certified tax accountants and other professionals), at the expense of the Company, if it determines that such advice is necessary.

The Board of Directors of the Company, after receiving the Special Committee's opinion, based on such opinion, may negotiate with the Large-Scale Purchaser to improve the terms of the Large-Scale Purchase or present an alternative proposal to the shareholders of the Company.

The Special Committee's Examination and Evaluation Period may be extended as necessary if the Special Committee does not submit its opinion or make a recommendation concerning the exercise of Countermeasures to the Board of Directors of the Company within the Special Committee's Examination and Evaluation Period. Such period may be extended further if reasonably necessary.

ii) Disclosure of Information

The Board of Directors of the Company may, at such time as the Board of Directors determines appropriate, publicly notify the shareholders of the fact that a Large-Scale Purchase has been proposed and make the Large-Scale Purchase Information available to them, in whole or in part, if it is considered necessary for the determination of the shareholders, subject to compliance with relevant laws and regulations and the regulations and other rules of any financial instruments exchanges on which the Company is listed and with due consideration afforded to the opinion of the Special Committee.

If such public notice is made, the Special Committee shall publicly disclose the following matters in a timely and appropriate manner through the Board of Directors of the Company:

a) Acknowledgement that the Special Committee has received sufficient Large-Scale Purchase Information from the Large-Scale Purchaser; and

b) In the event of a determination to extend the Special Committee's Examination and Evaluation Period (including a determination to further extend the Special Committee's Examination and Evaluation Period), the fact that such extension has been determined and the reasons for such, the period by which it is to be extended and any other information deemed necessary by the Special Committee.

Furthermore, the Board of Directors of the Company, upon receipt of the Special Committee's opinion, shall provide notice to the Large-Scale Purchaser of the opinion and publicly disclose such opinion in a timely and appropriate manner.

4) Recommendations of the Special Committee

The Special Committee shall provide an opinion with respect to the Large-Scale Purchase and make a recommendation concerning the exercise of Countermeasures to the Board of Directors of the Company, in principle, prior to the conclusion of the Special Committee's Examination and Evaluation Period.

5) Resolution of the Board of Directors

The Board of Directors shall, after giving full consideration to the Special Committee's recommendation, promptly make a resolution with respect to the exercise the Countermeasures. A Large-Scale Purchase should not be commenced until after the final resolution with respect to the Countermeasures has been made by the Board of Directors of the Company.

The Board of Directors of the Company, in the event that the above resolution is approved, shall promptly disclose a summary of the resolution and any other matters deemed appropriate by the Board of Directors of the Company.

(c) Policy When a Large-Scale Purchase is Attempted

1) If a Large-Scale Purchaser Fails to Comply with the Large-Scale Purchase Rules

If a Large-Scale Purchaser fails to comply with the Large-Scale Purchase Rules (including cases when information submitted by the Large-Scale Purchaser during the Special Committee's Examination and Evaluation Period is insufficient to qualify as Large-Scale Purchase Information necessary for the decisions of the shareholders of the Company and for the examination and evaluation by the Special Committee, and when additional information is not provided before the conclusion of the suitable answer period determined by the Special Committee), the Special Committee may, regardless of the specific method of purchase thereof, recommend that the Board of Directors of the Company exercise the Countermeasures to protect the corporate value of the Company and the common interests of the shareholders.

If the Board of Directors of the Company exercises the Countermeasures in the form of the allotment of stock acquisition rights without consideration (for details, please refer to "(d) Description of Allotment of Stock Acquisition Rights without Consideration" below), pursuant to the Plan the Board of Directors may set forth (i) a condition that the Large-Scale Purchasers are not authorized to exercise such rights, and (ii) repurchase conditions and other conditions stating that the Company shall acquire the stock acquisition rights from anyone other than the Large-Scale Purchasers in exchange for shares of common stock of the Company.

2) If the Large-Scale Purchaser Complies with the Large-Scale Purchase Rules

If a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Board of Directors of the Company may express its opposition, present an alternative proposal, seek to persuade the shareholders of its opinion or undertake other such actions. However, the Board of Directors of the Company shall not, in principle, exercise the Countermeasures against the Large-Scale Purchase, even if it opposes to such Large-Scale Purchase. The shareholders of the Company shall determine whether to accept the proposal from the Large-Scale Purchaser upon consideration of the details of such proposal and opinions and alternative proposals from the Board of Directors of the Company.

However, even if the Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Special Committee may, to protect the corporate value of the Company and the common interests of the shareholders, recommend that the Board of Directors of the Company exercise the Countermeasures, if it is determined that the Large-Scale Purchase will significantly damage the Company's corporate value and the common interests of the shareholders. Specifically, if the Large-Scale Purchase is recognized as falling under any of the following, such Large-Scale Purchase will be considered an act which significantly damages the corporate value of the Company and the common interests of the shareholders:

i) When it is determined that the purchase of the Company's shares and other securities is being carried out without any true intention of participating in the management of the Company, but for the purpose of boosting the share price and thereafter causing the Company's related parties to acquire the shares at an inflated price, (namely a "green mail" acquisition);

ii) When it is determined that the purchase of the Company's shares and other securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby transferring intellectual property rights, know-how, trade secrets, key business partners, customers and other information necessary for the management of the Company's business to the Large-Scale Purchaser and its group companies or other parties (a "Detrimental Management" acquisition);

iii) When it is determined that the purchase of the Company's shares and other securities is being carried out pursuant to a plan to divert the assets of the Company as collateral or repayment resources for obligations of the Large-Scale Purchaser or its group companies and other parties, after gaining control of the management of the Company;

iv) When it is determined that the purchase of the Company's shares and other securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby causing the Company to sell or otherwise dispose of highly-valued assets, such as real estate or securities, which are not currently related to the Company's business and to distribute temporarily higher dividends with the gains from such disposal, or sell the Company's shares and other securities at an inflated price caused by such temporarily higher dividends;

v) When it is determined that the method of purchase proposed by the Large-Scale Purchaser would restrict the shareholder's opportunity or liberty to make decisions, such as an oppressive two-stage purchase structure (a structure for a share purchase, such as a tender offer, whereby no solicitations for purchasing all of the shares are made at the initial stage, and disadvantageous purchase terms are set or the purchase terms are not made explicitly clear for the second stage), whereby shareholders may effectively be forced to sell their Company shares and other securities; (provided, however, that a Large-Scale Purchase shall not automatically be considered such a structure because of the fact that the Large-Scale Purchaser's proposal involves a partial tender offer);

vi) When it is reasonably determined that the method of purchase proposed by the Large-Scale Purchaser (including the type and price of consideration, the timeframe of the purchase and other factors), are significantly inadequate or inappropriate in light of the Company's corporate value;

vii) When it is reasonably determined that the acquisition of control over management by the Large-Scale Purchaser will significantly damage the Company's corporate value and its shareholders' common interests by damaging the Company's brand value or the Company's relations with its shareholders, employees, business partners, consumers local communities or other interested parties; or

viii) When it is reasonably determined that the Large-Scale Purchaser is inappropriate as a controlling shareholder of the Company from a public order point of view.

3) Cessation of Exercise of Countermeasures and Other Matters

If the purchase proposal is withdrawn after the Special Committee has made its recommendation, or changes occur to the facts on which such recommendation was based, and it is determined that the exercise of the Countermeasures would no longer be appropriate, the Special Committee may, even after its recommendation to the Board of Directors of the Company to exercise the Countermeasures, make a new recommendation to the Board of Directors to cease the exercise of the Countermeasures or withdraw the previous recommendation. In the event that the Special Committee makes such a recommendation to cease the exercise of the Countermeasures, or withdraws its previous recommendation, the Board of Directors may terminate or alter the Countermeasures; provided that the rights of shareholders arising from the exercise of the Countermeasures have not yet been vested, and that such termination or alteration will not harm the interests of the shareholders.

Moreover, even after the Board of Directors of the Company resolves not to exercise the Countermeasures, in the event that it becomes apparent that the Large-Scale Purchase will significantly damage the corporate value of the Company and the common interests of the shareholders, the Special Committee may make a new recommendation for the exercise of the Countermeasures to the Board of Directors. In the event that the Special Committee makes such a recommendation, the Board of Directors may, after giving full consideration to the Special Committee's recommendation, resolve to exercise the Countermeasures against the Large-Scale Purchase.

(d) Description of the Allotment of Stock Acquisition Rights without Consideration

A summary of the process for allotment of stock acquisition rights without consideration pursuant to the Plan is as follows:

1) Determination of Matters concerning the Allotment of Stock Acquisition Rights without Consideration

i) Details of Stock Acquisition Rights and Number of Such Stock Acquisition Rights

The details of the stock acquisition rights shall be based on 2) below, and the stock acquisition rights shall be allotted in a number equal to the total number of issued and outstanding shares of the Company (excluding the number of shares of the Company held by the Company) on a date (the "Allotment Date") to be separately determined by the Board of Directors of the Company.

ii) Shareholders Eligible for Allotment

The Company will allot stock acquisition rights without consideration to those shareholders who are listed or recorded on the final shareholders' register or beneficial shareholders' register of the Company as of the Allotment Date. The stock acquisition rights shall be allotted to shareholders at a ratio of one stock acquisition right for each share of the Company held by such shareholder (excluding those shares of the Company held by the Company).

iii) Effective Date of Allotment of Stock Acquisition Rights without Contribution

The effective date of the allotment of stock acquisition rights without consideration shall be determined separately by the Board of Directors of the Company.

2) Details of the Stock Acquisition Rights

i) Type and Number of Shares to be Acquired upon Exercise of the Stock Acquisition Rights

Common shares of the Company shall be acquired upon exercise of the stock acquisition rights. The number of shares to be acquired upon exercise of one stock acquisition right (the "Applicable Number of Shares") shall be one share; provided that if the Company effects a share split, a share consolidation or similar action, necessary adjustments shall be made. Fractional shares arising as a result of such adjustments shall be truncated and monetary adjustments shall not be made.

ii) Value of Asset to be Contributed Upon Exercise of Stock Acquisition Rights

Contributions upon exercise of the stock acquisition rights shall be made in cash, and the amount per share to be contributed upon exercise of the stock acquisition rights will be an amount separately determined by the Board of Directors of the Company, within the range of a minimum of one yen and a maximum of an amount equal to one-half of the fair market value of one share of the Company.

iii) Exercise Period of Stock Acquisition Rights

The commencement date of the exercise period of the stock acquisition rights shall be the effective date of the allotment of the stock acquisition rights without consideration, or a certain date separately determined by the Board of Directors of the Company. The exercise period shall also be separately determined by the Board of Directors, to a maximum of three months; provided however, that in the event that the stock acquisition rights are acquired, the exercise period of the stock acquisition rights shall be up to and including the business day prior to the date of such acquisition.

iv) Increased Paid-in Capital and Capital Reserve Upon Issuance of Shares Pursuant to Exercise of Stock Acquisition Rights

The amount by which paid-in capital and capital reserve will increase upon the issuance of shares pursuant to the exercise of the stock acquisition rights shall be separately determined by the Board of Directors of the Company.

v) Restriction on Assignment of Stock Acquisition Rights

Any assignment of the stock acquisition rights shall require the consent of the Board of Directors of the Company.

vi) Conditions for the Exercise of Stock Acquisition Rights

As a condition to the exercise of the stock acquisition rights, it may be determined that the following parties may not exercise the stock acquisition rights. Further details shall be separately determined by the Board of Directors of the Company.

a) Specified Large Holders (Note 9)

b) Joint holders (Note 10) of Specified Large Holders

c) Specified Large Purchasers (Note 11)

d) Persons having a special relationship (Note 12) with Specified Large Purchasers

e) Any party who received such stock acquisition rights through assignment from, or succession to, the stock acquisition rights of any party described above in a) through d) without the consent of the Board of Directors of the Company

f) Related parties (Note 13) of any party described above in a) through e)

vii) Acquisition of Stock Acquisition Rights by the Company

The following matters may be determined as conditions for the acquisition of the stock acquisition rights. Further details shall be separately determined by the Board of Directors of the Company.

a) Upon the acquisition date determined by the Board of Directors of the Company, the Company may acquire the stock acquisition rights (excluding those stock acquisition rights held by parties who may not exercise stock acquisition rights described above in "vi) Conditions for the Exercise of Stock Acquisition Rights"). In exchange for any stock acquisition rights acquired, the Company may deliver the Applicable Number of Shares of common stock of the Company.

b) At any time on or before the date prior to the commencement date of the exercise period of the stock acquisition rights, if the Board of Directors of the Company recognize that it is appropriate for the Company to acquire the stock acquisition rights, the Company may acquire all of the stock acquisition rights without consideration on a date to be separately determined by the Board of Directors of the Company.

viii) Miscellaneous

The Board of Directors shall separately determine any other necessary matters.

(e) Effective Period and Abrogation of the Plan

The Plan became effective from when the Company received approval for the Plan at the 148th Ordinary General Meeting of Shareholders held on June 27, 2007. The Plan shall be effective until the closing of the ordinary general shareholders' meeting to be held with respect to the last fiscal year ending within three years after the end of the aforementioned 148th Ordinary General Shareholders' Meeting; provided however, that the Plan will be abrogated even before the end of the effective period if the abrogation of the Plan is resolved at a shareholders' meeting or at a meeting of the Board of Directors of the Company.

Furthermore, the Plan should be the subject of ongoing review, as necessary, by the Board of Directors of the Company, in light of trends in legislative reform and judicial rulings and based on the responses to such by financial instruments exchanges on which the Company is listed and other public organizations, and from the perspective of the protection and enhancement of the corporate value of the Company and the common interests of the shareholders, and subsequently take any appropriate measures in a timely manner. In principle, each revision to the Plan at such time shall be proposed in a separate agenda at a general meeting of shareholders of the Company, and shall be effected pursuant to the approval of the shareholders.

(f) Other Matters

The Board of Directors may determine the details of the Plan.

④ Determinations by the Board of Directors that the Plan is in accordance with the basic policy, does not harm the corporate value of the Company or the common interests of the shareholders and is not intended to maintain the positions of Directors of the Company, and reasons for such determinations

(i) The Plan Complies with the Principles of Governmental Policy concerning Takeover Defense Measures

The Plan complies with three principles ((i) the principle of protecting and enhancing corporate value and shareholders' common interests, (ii) the principle of prior disclosure and shareholders' will and (iii) the principle of ensuring the necessity and reasonableness of defensive measures) set forth in the "Guidelines Regarding Takeover Defense for the Purpose of the Protection and Enhancement of Corporate Value and Shareholders' Common Interests" jointly released by the Ministry of Economy, Trade and Industry and the Ministry of Justice of Japan on May 27, 2005.

(ii) The Aim of the Plan is to Protect and Enhance the Corporate Value of the Company and the Common Interests of the Shareholders

The Plan was adopted with the aim of protecting and enhancing the Company's corporate value and the common interests of the shareholders by ensuring that, in the event of a Large-Scale Purchase, the shareholders of the Company receive necessary information and sufficient time, as well as the opportunity to receive opinions and alternative proposals from the Board of Directors, to make a decision with respect to whether or not to accept such Large-Scale Purchase.

(iii) Reasonable and Objective Exercise Conditions have been Determined

As described above in "③ (ii) (c) Policy When a Large-Scale Purchase is Attempted", the Plan shall not be implemented unless predetermined exercise conditions that are reasonable and objective have been satisfied. The Company has established measures to prevent arbitrary exercise of the Plan by the Board of Directors of the Company.

(iv) Respect is Afforded to the Determinations Independent Outside Professionals

As described above in "③ (ii) (a) 3) Establishment of Special Committee to Prevent Arbitrary Decisions by the Board of Directors", the Special Committee has been established as an advisory body promoting substantive and objective decision-making for the shareholders of the Company and to exclude any arbitrary determinations of the Board of Directors of the Company.

As described above in "③ (ii) (c) Policy When a Large-Scale Purchase is Attempted", if a Large-Scale Purchase is attempted, the Special Committee will make substantive determinations, such as whether such Large-Scale Purchase complies with the Large-Scale Purchase Rules and whether such Large-Scale Purchase will damage the corporate value of the Company and the common interests of the shareholders, and the Board of Directors of the Company will give full respect the Special Committee's recommendation.

As a result of the above, the Company ensures that the Plan is operated to enhance corporate value of the Company and the common interests of the shareholders.

(v) The Plan is not a "Dead Hand" or "Slow Hand" Type Takeover Defense

As described above in "③ (ii) (e) Effective Period and Abrogation of the Plan", the Plan may be abrogated by a resolution of the Board of Directors composed of directors selected at a general shareholders' meeting of the Company, and a Large-Scale Purchaser may abrogate the Plan by a resolution of the Board of Directors composed of the directors appointed by such Large-Scale Purchaser and selected at the general shareholders' meeting of the Company. Accordingly, the Plan is not a takeover defense measure of the so-called "Dead Hand" type, (a takeover defense measure that cannot be prevented even if a majority of the members of the Board of Directors are replaced).

Moreover, the term of office of directors expires within one year after election. Accordingly, the Plan is not a takeover defense measure of the so-called "Slow Hand" type (a takeover defense measure which requires time to prevent its activation because the members of the Board of Directors cannot be replaced at once).

(Notes)

1. Defined in Article 27-23, Paragraph 1 of the Exchange Law. The same shall apply below unless otherwise specified.
2. Including persons defined as a holder pursuant to Article 27-23, Paragraph 3 of the Exchange Law
3. Defined in Article 27-23, Paragraph 4 of the Exchange Law
4. Defined in Article 27-2, Paragraph 1 of the Exchange Law
5. Defined in Article 27-2, Paragraph 6 of the Exchange Law. The same shall apply below.
6. Defined in Article 27-2, Paragraph 8 of the Exchange Law. The same shall apply below.
7. Defined in Article 27-2, Paragraph 7 of the Exchange Law. Includes persons deemed to fall under this provision by the Board of Directors of the Company. Persons provided for in Article 3, Paragraph 2 of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2, Paragraph 7, Item 1 of the Exchange Law. The same shall apply below.
8. Persons as defined in Article 27-23, Paragraph 5 of the Exchange Law, including persons recognized by the Board of Directors of the Company who are being deemed joint holders under Article 27-23, Paragraph 6 of the Exchange Law.
9. Holders (including persons defined as a holder pursuant to Article 27-23, Paragraph 3 of the Exchange Law) of the shares and other securities (as defined in Article 27-23, Paragraph 1 of the Exchange Law) issued by the Company, who are recognized by the Board of Directors of the Company as persons whose shareholding percentage (as defined in Article 27-23, Paragraph 4 of the Exchange Law) of the shares and other securities of the Company to be 20% or more.
10. Persons as defined in Article 27-23, Paragraph 5 of the Exchange Law and persons recognized by the Board of Directors of the Company who are deemed joint holders pursuant to Article 27-23, Paragraph 6 of the Exchange Law.
11. A person who gives public notice of conducting a tender offer (as defined in Article 27-2, Paragraph 6 of the Exchange Law) to purchase the shares and other securities of the Company (for purposes of this note, the terms "shares and other securities" and "purchase" are defined as set forth in Article 27-2, Paragraph 1 of the Exchange Law), who is recognized by the Board of Directors of the Company to hold (including situations considered equivalent to ownership pursuant to Article 7, Paragraph 1 of the Financial Instruments and Exchange Law Enforcement Ordinance), after the completion of such tender

offer, a number of shares and other securities representing a share ownership percentage (as defined in Article 27-2, Paragraph 8 of the Law) totaling 20% or more of the shares and other securities issued by the Company, when aggregated with the percentage of shares and other securities owned by a person having a special relationship (Note 12).

12. Defined in Article 27-2, Paragraph 7 of the Exchange Law. Includes persons deemed to fall under this provision by the Board of Directors of the Company. Persons provided for in Article 3, Paragraph 2 of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2, Paragraph 7, Item 1 of the Exchange Law.

13. Persons recognized by the Board of Directors of the Company as effectively controlling, being effectively controlled by, or being under common control with any of those parties listed in "③. (ii), (d), 2) vi) Exercise Conditions of the Stock Acquisition Rights" ("Parties"), or as acting in cooperation with any of such Parties.

* *

(Note) Figures smaller than the relevant quoted units have been truncated. Ratios have been rounded off in accordance with the relevant quoted decimals.

Effective from the 147th term, figures smaller than the relevant quoted units with respect to "Net Profit Per Share or Net Loss Per Share" have been rounded off.

(End of Exhibit 5)

EXHIBIT 6

[Business Report for Meiji Dairies Corporation]

BUSINESS REPORT

(April 1, 2007 through March 31, 2008)

1. Results of the Corporate Group's Operations

(1) Results of Operations

The Japanese economy showed signs of moderate recovery in the fiscal year ended March 31, 2008 ("Fiscal 2007"), boosted by a steady increase in corporate earnings and growing capital investment, but consumer spending stalled as rising taxes and social insurance premiums generated concern about income stability.

In the food industry, several incidents of fraudulently labeled packages during the year elevated consumer concern about food safety and security.

The dairy industry business environment also changed radically, largely due to the unprecedented increases in crude oil prices and raw material procurement costs. Although the whole milk industry made every effort to expand the consumption of milk beverages and processed milk products, the growth rate for milk beverage consumption remained sluggish.

In this environment, the Meiji Dairies Group has focused on measures such as strengthening the yogurt and probiotics business and other existing business with superior competitiveness, proactively investing management resources into growth business domains such as the cheese and liquid foods businesses, thoroughly strengthening the group's unique technological and product capabilities, and steadfastly pursuing improvements in group-wide management efficiency. Moreover, the Meiji Dairies Group has been responding to the radically changing operating environment by implementing cost-cutting initiatives such as reducing sourcing and manufacturing costs, streamlining distribution operations and improving the efficiency of indirect operations.

As a result, with respect to net sales for the Meiji Dairies Group in Fiscal 2007, a decrease in sales of milk, processed milk and milk beverages, yogurt and other products compared to fiscal year ended March 31, 2007 ("Fiscal 2006") was offset by increased sales in the feed business and other subsidiary operations, resulting in a 0.6% year-on-year increase to 706,988 million yen. With respect to income, factors such as sharp rises in raw material prices and changes to the treatment of depreciation expenses resulted in a 31.1% year-on-year decline in operating income to 16,262 million yen and a 31.4% year-on-year decline in ordinary income to 16,065 million yen.

The Tokachi factory of the Meiji Dairies Corporation (the "Company") in Memuro-cho, Kasai-gun, Hokkaido commenced operations in March 2008. The factory, which is one of the leading factories in Japan in terms of milk-processing capabilities, is principally engaged in the production of natural cheese.

Sales for each segment are as follows:

- Food Segment

The food segment encompasses the manufacture and sale of milk, dairy products, ice cream and other foods.

Sales of milk, processed milk products, yogurt and other products declined from the previous fiscal year, resulting in a 0.1% year-on-year decrease in net sales to 595,761 million yen. Operating income declined 27.3% year-on-year to 14,558 million yen, due to factors such as sharp rises in raw material prices and changes to the treatment of depreciation expenses.

- Service and Others Segment

The service and others segment comprises the feed business, the distribution business and other businesses.

Segment sales rose 4.2% from the previous fiscal year to 157,545 million yen, due to the rise in feed business sales following revisions to assorted feed prices primarily. However, sharp rises in feed grain prices in the feed business and other factors resulted in a 48.9% year-on-year decrease in operating income to 1,769 million yen.

Net Sales and Operating Income by Segment (¥ millions)

	Segment	Net Sales (¥ millions)	Percentage represented by current year's results as compared to the previous fiscal year (%)	Operating Income (¥ millions)	Percentage represented by current year's results as compared to the previous fiscal year (%)
1	Food	595,761	99.9	14,558	72.7
2	Service and Others	157,545	104.2	1,769	51.1
	Total	706,988	100.6	16,262	68.9

(Note) The figures listed for net sales and operating income per segment are shown prior to exclusion of intersegment transactions. Intersegment transactions account for 46,317 million yen of net sales and 64 million yen of operating income.

The Company's business segments may be outlined as follows:

- City Milk Segment

Although sales of "Meiji Probio Yogurt LG21" and "Meiji Oishii Gyunyu" remained strong, sales of products in the "Meiji Bulgaria Yogurt" series and milk, processed milk and milk beverages declined from the previous fiscal year, resulting in a 2.2% year-on-year decrease in net sales to 288,217 million yen in the City Milk segment.

- Processed Milk Products Segment

Sales of cheese and butter remained strong, and sales of infant formula increased from the previous fiscal year, which resulted in a 5.4% year-on-year increase in net sales to 70,089 million yen in the Processed Milk Products segment.

- Ice Cream Segment

Sales in the Ice Cream segment increased 5.2% from the previous fiscal year to 39,228 million yen as a result of a growth in sales for the "Meiji Essel Super Cup" series.

- Beverages Segment

  Sales in the Beverages segment declined 4.6% from the previous fiscal year to 28,835 million yen, due to intensifying competition.

- Other Products Segment

  Although nutraceuticals continued to draw steady demand, sales in the Other Products segment declined 1.0% from the previous fiscal year to 51,981 million yen, due to a decline in sales of frozen food products and other factors.

As a result, the Company's net sales declined 0.6% from the previous fiscal year to 478,353 million yen.

(2) Financial Condition, Profit and Loss for the Three Most Recent Fiscal Periods

a. Trends in Business Results and Financial Condition of the Corporate Group

	127th Term (FY 2004)	128th Term (FY 2005)	129th Term (FY 2006)	130th Term (FY 2007)
Net sales (¥ millions)	725,024	710,908	702,750	706,988
Ordinary income (¥ millions)	19,081	20,179	23,421	16,065
Net income (¥ millions)	9,722	10,055	13,708	9,226
Net income per share (¥)	32.73	33.86	42.81	28.08
Total assets (¥ millions)	357,592	361,134	383,560	390,192
Net assets (¥ millions)	100,026	112,695	146,044	147,425
Net assets per share (¥)	337.86	380.85	437.45	441.73

(Notes) 1. Effective from the 127th Term, the Company prepared the consolidated financial reports stipulated in Article 19, Paragraph 2 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations". Effective from the 129th Term, the Company has prepared the consolidated financial reports stipulated in Article 444 of the "Companies Act of Japan".

2. Per share figures are calculated in accordance with Accounting Standards Board Statement No. 2 "Accounting Standard for Net Income Per Share" and Accounting Standards Board Guidance No. 4 "Guidance on Accounting Standard for Net Income Per Share".

3. Effective from the 129th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

b. Trends in Business Results and Financial Condition of the Company

	127th Term (FY 2004)	128th Term (FY 2005)	129th Term (FY 2006)	130th Term (FY 2007)
Net sales (¥ millions)	493,868	484,285	481,206	478,353
Ordinary income (¥ millions)	14,144	15,702	18,373	12,398
Net income (¥ millions)	6,290	8,096	9,235	6,460
Net income per share (¥)	21.15	27.26	28.84	19.66
Total assets (¥ millions)	275,013	282,554	322,137	332,270
Net assets (¥ millions)	89,382	99,847	126,168	125,047
Net assets per share (¥)	301.91	337.43	383.94	380.64

(Notes) 1. Per share figures are calculated in accordance with Accounting Standards Board Statement No. 2 "Accounting Standard for Net Income Per Share" and Accounting Standards Board Guidance No. 4 "Guidance on Accounting Standard for Net Income Per Share".

2. Effective from the 129th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

(3) Issues to be Addressed

With respect to the business environment in which the Meiji Dairies Group operates, in addition to the decline in birth rates and the aging of society, uncertainty over the future continues to grow with respect to the high price of crude oil and increases in raw material prices as a result of increased global demand for food staples, among others. Moreover, substantial improvements in individual consumption are not expected, due to the impact of factors such as slowed income growth and anxiety over household finances going forward.

In the dairy industry, raw material costs are expected to remain high, and it is believed that the business environment will inevitably become even more challenging going forward. Consumption of milk in Japan continues to be sluggish and the Meiji Dairies Group recognizes that the need for further efforts aimed at increasing consumption of milk and processed milk products is becoming even greater.

In this challenging environment, the Meiji Dairies Group intends to further strengthen its operating base in an effort to achieve its long-term vision: "Our Objective is to Utilize Our Unique Technological and Product Strengths to Become a Globally Competitive Food Business Corporate Group on Par with the World's Leading Food Companies".

Specifically, the Meiji Dairies Group will continue to enhance the value of the "MEIJI" brand and thoroughly strengthen existing businesses, such as the yogurt and probiotics business which encompasses "Meiji Bulgaria Yogurt LB81", "Meiji Probio Yogurt LG21" and other products, with superior competitiveness.

Furthermore, with respect to growth businesses such as the cheese business, in which continued increases in consumption are expected, and the liquid foods business, which is experiencing increased demand due to the aging of society, the Meiji Dairies Group will integrate production and marketing to proactively pursue sales expansion, and continue to expand and develop its businesses.

The Meiji Dairies Group will also continue its steadfast cost-cutting initiatives and continue to reform the cost structure through efforts such as optimizing the intra-Group distribution system through an alliance with Meiji Logitech Co., Ltd., which was established through the integration of two of the Group's distribution subsidiaries, and improving the efficiency of indirect operations through further developments in information technology.

Moreover, in order to address the sharp rise in raw material prices which have advanced beyond the scope within which corporate efforts alone are able to allay them, in addition to gaining the understanding of our distributors, consumers and other stakeholders with respect to the fact that product price schedules must be revised, the Meiji Dairies Group will focus its efforts on establishing such revised schedules in the market.

In addition to the above, through initiatives such as the launch of the "Meiji Qualias" in-house quality assurance system, which provides high-quality, reliable products and services to customers, a deep commitment to compliance efforts, which form the foundation of corporate management, the Meiji Dairies Group will continue to work in unison towards further enhancing corporate value.

The Meiji Dairies Group hopes to receive the continued understanding and support of our shareholders.

(4) Capital expenditures

Capital expenditures undertaken by the corporate group in the current fiscal year amounted to 41,498 million yen on a cash base. The principal capital expenditures are as follows:

Location	Description	Commencement Date	Completion Date
Meiji Dairies Corporation Tokachi Plant	Construction of new cheese plant	May 2006	March 2008
Meiji Dairies Corporation Kansai Plant	Construction of new yogurt production facility	November 2006	February 2008
Meiji Dairies Corporation Gunma Plant	Construction of new liquid foods production facility	April 2007	August 2008 (scheduled)

(5) Fund Procurement

The Company issued 20 billion yen in face amount of Series Five unsecured bonds on December 6, 2007 (with an interest rate of 1.4% per annum and a redemption date of December 6, 2012). Funds procured from the issuance of the bonds were used to repay debt and for operating capital.

The Company has also entered into commitment-line contracts with principal financial institutions for an aggregate amount of 20 billion yen in order to efficiently procure funds for operating capital.

(6) Acquisition or Disposal of Securities or Other Equity, or Stock Acquisition Rights of Another Corporation

There is no information to disclose with respect to the acquisition or disposal of securities or other equity, or stock acquisition rights of another corporation.

(7) Significant Parent Companies, Subsidiaries and Other Companies

a. Relationship with Parent Company

N/A

b. Significant Subsidiaries and Other Companies.

Name	Paid-in Capital (¥ millions)	Meiji Dairies Corporation Share Holding Ratio	Major Businesses
Meiji Feed Co., Ltd.	480	100.00	Manufacture and sale of feed
Nihon Kanzume Co., Ltd.	314	67.93	Manufacture and sale of canned produce
Meiji Oils and Fats Co., Ltd.	38	100.00	Processing, manufacture and sale of margarine, oils and fats
Fresh Network Systems Co., Ltd.	4,604	94.67	Holding of shares and integrated management of transportation, sales companies
Tokyo Milk Transportation Co., Ltd.	98	94.67	Transportation business
Kantora Logistics Co., Ltd.	396	94.67	Transportation business
Hokkaido Meihan Co., Ltd.	90	94.67	Sale of milk, processed milk products and other products

Name	Paid-in Capital (¥ millions)	Meiji Dairies Corporation Share Holding Ratio	Major Businesses
Tohoku Meihan Co., Ltd.	400	94.67	Sale of milk, processed milk products and other products
Tokyo Meihan Co., Ltd.	495	94.67	Sale of milk, processed milk products and other products
Tokyo Meiji Foods Co., Ltd.	400	94.67	Sale of milk, processed milk products and other products
Chubu Meihan Co., Ltd.	379	94.67	Sale of milk, processed milk products and other products
Kanazawa Meihan Co., Ltd.	65	94.67	Sale of milk, processed milk products and other products
Kinki Meihan Co., Ltd.	490	94.67	Sale of milk, processed milk products and other products
Chugoku Meihan Co., Ltd.	490	94.67	Sale of milk, processed milk products and other products
Kyushu Meinyu Hanbai Co., Ltd.	445	94.67	Sale of milk, processed milk products and other products
Asahi Broiler Co., Ltd.	150	70.00	Manufacture and sale of livestock feed
Meiji Kenko Ham Co., Ltd.	100	88.07	Manufacture and sale of livestock feed
Osaka Hosho Milk Products Co., Ltd.	473	100.00	Manufacture and sale of milk, processed milk products and other products
Shikoku Meiji Dairy Products Co., Ltd.	480	100.00	Manufacture and sale of milk, processed milk products and other products
Tokai Meiji Co., Ltd.	74	99.17	Manufacture and sale of milk, processed milk products and other products
K.C.S. Co., Ltd.	80	100.00	Delivery center business
Ohkura Pharmaceutical Co., Ltd.	72	100.00	Manufacture and sale of pharmaceuticals
Meiji Techno-Service Inc.	30	100.00	Engineering business
Nice Day Co., Ltd.	25	100.00	Insurance agency business, financing and leasing business and mail order business
Chiba Meiji Milk Products Co., Ltd.	47	99.56	Manufacture and sale of milk, processed milk products and other products
Pampy Foods Incorporation	99	79.96	Manufacture and sale of food and beverages
Okinawa Meiji Milk Products Co., Ltd.	91	50.00	Manufacture and sale of milk, processed milk products and other products

(Note) On April 1, 2008, Kantora Logistics Co., Ltd. merged with and into Tokyo Milk Transportation Co., Ltd. Tokyo Milk Transportation Co., Ltd. also changed its trade name to Meiji Logitech Co., Ltd. on April 1, 2008.

c. Others

(i) Technology alliances

Partner	Details
Bulgaria / LB Bulgaricum PLC	Transfer of yogurt production technology
China /Guangdong M&F-Yatang Dairy Products Co., Ltd.	Provision of ice cream production technology

(ii) Business alliances

Partner	Details
Thailand / Bangkok IN-EX Co., Ltd. & CP Group Co., Ltd.	Establishment of "CP Meiji Co., Ltd.", a joint venture company to engage in the production and sale of drinking milk, yogurt and other products in Thailand

(8) Principal Areas of Business

The principal areas of business of the Meiji Dairies Group are the manufacture and sale of milk and processed milk products. Further details are set forth in "(1) Results of Operations" of "1. Results of the Corporate Group's Operations".

(9) Principal Sales Offices, Plants and Research Institutes (as of March 31, 2008)

a. Meiji Dairies Corporation

(i) Sales offices

Head office: 2-10, Shinsuna 1-chome, Koto-ku, Tokyo

Regional offices: Tokyo (Koto-ku, Tokyo), Tokai (Mizuho-ku, Nagoya), Kansai (Kita-ku, Osaka)

Branch offices: Hokkaido (Shiroishi-ku, Sapporo), Tohoku (Izumi-ku, Sendai), Kitakanto (Takasaki), Higashikanto (Kita-ku, Saitama), Tokyo (Koto-ku, Tokyo), Kanagawa (Kanagawa-ku, Yokohama), Tokai (Mizuho-ku, Nagoya), Shizuoka (Suruga-ku, Shizuoka), Hokuriku (Ishikawa-gun, Ishikawa), Kansai (Kita-ku, Osaka), Kyoto (Ukyo-ku, Kyoto), Hyogo (Chuo-ku, Kobe), Chugoku (Minami-ku, Hiroshima), Kyushu (Chuo-ku, Fukuoka)

(ii) Plants

Hokkaido region: Wakkanai, Nishi-shumbetsu, Honbetsu, Nemuro, Tokachi Obihiro, Tokachi, Sapporo, Asahikawa

Tohoku region: Tohoku (Miyagi)

Kanto region: Saitama, Gunma, Ibaraki, Kanto (Saitama), Moriya (Ibaraki), Kanagawa

Chubu region: Karuizawa (Nagano), Aichi, Shizuoka, Hokuriku (Ishikawa)

Kinki region:	Kansai (Osaka), Kyoto
Chugoku region:	Okayama, Hiroshima
Kyushu region:	Kyushu (Fukuoka)

(iii) Research institutes

The Research & Development Center, the Food Functionality Science Institute and the Technology Development Institute (all of which are located in Odawara city).

(Note) Plant information includes branch plants.

b. Significant Subsidiaries

(i) Food segment

Nihon Kanzume, Co., Ltd.	(Memuro-cho, Kasai-gun, Hokkaido)
Meiji Oils and Fats Co., Ltd.	(Amagasaki, Hyogo)
Hokkaido Meihan Co., Ltd.	(Higashi-ku, Sapporo, Hokkaido)
Tohoku Meihan Co., Ltd.	(Izumi-ku, Sendai-shi, Miyagi)
Tokyo Meihan Co., Ltd.	(Sumida-ku, Tokyo)
Tokyo Meiji Foods Co., Ltd.	(Toda-shi, Saitama)
Chubu Meihan Co., Ltd.	(Mizuho-ku, Nagoya-shi, Aichi)
Kanazawa Meihan Co., Ltd.	(Nonoichi-machi, Ishikawa-gun, Ishikawa)
Kinki Meihan Co., Ltd.	(Takatsuki-shi, Osaka)
Chugoku Meihan Co., Ltd.	(Asaminami-ku, Hiroshima-shi, Hiroshima)
Kyushu Meinyu Hanbai Co., Ltd.	(Hakata-ku, Fukuoka-shi, Fukuoka)
Asahi Broiler Co., Ltd.	(Sumida-ku, Tokyo)
Meiji Kenko Ham Co., Ltd.	(Shinagawa-ku, Tokyo)
Osaka Hosho Milk Products Co., Ltd.	(Hirakata-shi, Osaka)
Shikoku Meiji Dairy Products Co., Ltd.	(Mitoyo-shi, Kagawa)
Tokai Meiji Co., Ltd.	(Fukuroi-shi, Shizuoka)
Chiba Meiji Milk Products Co., Ltd.	(Wakaba-ku, Chiba)
Pampy Foods Incorporation	(Kodaira-shi, Tokyo)
Okinawa Meiji Milk Products Co., Ltd.	(Urasoe-shi, Okinawa)

(ii) Service and Others segment

Meiji Feed Co., Ltd.	(Sumida-ku, Tokyo)
Fresh Network Systems Co., Ltd.	(Sumida-ku, Tokyo)
Tokyo Milk Transportation Co., Ltd.	(Sumida-ku, Tokyo)
Kantora Logistics Co., Ltd.	(Yao-shi, Osaka)
K.C.S. Co., Ltd.	(Nishinomiya-shi, Hyogo)
Ohkura Pharmaceutical Co., Ltd.	(Minami-ku, Kyoto)

Meiji Techno-Service Inc.	(Koto-ku, Tokyo)
Nice Day Co., Ltd.	(Sumida-ku, Tokyo)

(10) Employees (as of March 31, 2008)

a. Employees in the Corporate Group

Segment	Number of Employees	Increase (decrease) compared to the end of the previous fiscal year
Food	5,695 (4,188)	88 (56)
Service and Others	839 (693)	5 (128)
Common	600 (80)	-13 (5)
Total	7,134 (4,961)	80 (189)

(Notes) 1. The "Number of Employees" listed above is the number of full-time employees, excluding employees seconded from the corporate group to companies outside the corporate group but including those employees seconded to the corporate group from companies outside the corporate group. The average annual number of part-time employees is shown in brackets and is not included in "Number of Employees".

2. The number of employees listed in "Common" is the number of employees who belong to the administrative divisions that cannot be categorized into certain segments.

b. Employees of Meiji Dairies Corporation

Number of Employees	Average age	Average length of service
4,481	36.4	12.8 years

(Note) The number of employees excludes employees seconded to other companies from the Company, but includes those employees seconded to the Company from other companies.

(11) Principal Lenders (as of March 31, 2008) (¥ millions)

Name	Loan amount
Mizuho Bank, Ltd.	4,685
Resona Bank, Ltd.	3,368
The Norinchukin Bank	3,128
Nippon Life Insurance Company	2,057
Agriculture, Forestry and Fisheries Finance Corporation (AFC)	11,627

(12) Other Significant Information Pertaining to the Meiji Dairies Group

N/A

2. Matters Concerning the Company (as of March 31, 2008)

(1) Shares

a. Authorized Number of Shares: 800,000,000 shares

b. Total Number of Issued and Outstanding Shares: 329,648,786 shares (unchanged from the end of the previous fiscal year)

c. Number of Shareholders: 32,259 (an increase of 2,713 shareholders compared to the end of the previous fiscal year)

d. Principal Shareholders:

Name	Investment in Meiji Dairies Corporation	
	Number of Shares Owned (thousand shares)	Percentage of the Total Issued and Outstanding Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	23,128	7.04
Japan Trustee Services Bank, Ltd. (Trust Account)	15,849	4.82
Mizuho Bank, Ltd.	14,581	4.44
Meiji Seika Kaisha, Ltd.	13,488	4.11
Resona Bank, Ltd.	11,000	3.35
Nippon Life Insurance Company	10,013	3.05
The Norinchukin Bank	8,085	2.46
The Sumitomo Trust & Banking Co.,Ltd.	6,985	2.13
Meijinyugyou Kyoueikai	5,202	1.58
Sompo Japan Insurance Inc.	4,610	1.40

(Note) Treasury stock (1,130,509 shares) is excluded from the calculation of "Percentage of the Total Issued and Outstanding Shares".

(2) Directors and Auditors of Meiji Dairies Corporation

a. Directors and Auditors

Title	Responsibilities	Name
Chairman	(Representative Director)	Hisashi Nakayama
President & CEO	(Representative Director)	Shigetaro Asano
Senior Managing Director	(Responsible for Production; Research & Development, Quality Assurance, Raw Milk and Purchasing)	Kaname Tanaka
Senior Managing Director	(Responsible for General Administration, Public Relations,	Tsuyoshi Nagata

Title	Responsibilities	Name
	Customer Relations, Administration, Accounting, General Affairs, Information Systems, and Affiliated Companies Administration)	
Senior Managing Director	(Responsible for Operations, City Milk Consolidated Marketing Division, Nutritionals Consolidated Marketing Division, Processed Foods & Foodservice Consolidated Marketing Division, and Corporation Communication of the Company)	Shouichi Ihara
Managing Director	(Responsible for Environmental Relations, Production, Engineering Technology and Distribution Management)	Koichi Yoshioka
Managing Director	(General Manager, Tokyo Main Branch)	Hiromi Tsukanishi
Managing Director	(General Manager, Processed Foods & Foodservice Consolidated Marketing Division)	Tadashi Matsuzawa
Managing Director	(General Manager, R&D Planning Division, responsible for Overseas Instant Foods Marketing Division, Production Technology, Product Development and Pharmaceuticals Division)	Yoshio Baba
Managing Director	(General Manager, City Milk Consolidated Marketing Division)	Kenichi Nonaka
Director	(General Manager, Kansai Main Branch)	Kazuhiro Minemoto
Director	(General Manager, Raw Milk Department)	Norio Shigenari
Director	(General Manager, Production Department)	Naoki Kato
Director	(President & Chief Executive Officer, Fresh Network Systems Co., Ltd.)	Jyunji Yamamoto
Director	(General Manager, Affiliated Companies Administration Department)	Masami Eguro
Director	(General Manager, Personnel Department)	Hidesada Kaneko
Director	(General Manager, Quality Assurance Department)	Kaoru Koide
Director	(Manager, Corporate Strategy	Shouzou Nawata

Title	Responsibilities	Name
	Division)	
Director ※	(General Manager, Tokai Main Branch)	Toshiyuki Sakaguchi
Director ※	(General Manager, Administration Department)	Takashi Hirahara
Director ※	(General Manager, Kyushu Branch President & Chief Executive Officer, Kyushu Meihan Hanbai Co., Ltd.)	Susumu Ohba
Director ※	(Director, Research & Development Center, R&D Planning Division and General Manager, Research & Development Department<Milk & Beverage>)	Tadashi Nakatsubo
Director ※	(General Manager, Nutritionals Consolidated Marketing Division)	Kazuo Kawamura
Director ※	(General Manager, Corporate Strategy Division and General Manager, Corporate Planning Department)	Takaaki Yanaka
Director ※	(General Manager, Engineering Technology Department)	Katsuyoshi Kotake
Standing Auditor		Hajime Yoshioka
Standing Auditor		Nobukuni Hoshino
Standing Auditor ※		Kouichirou Kawashima
Auditor		Shouji Akahane
Auditor		Yoshiaki Fujii
Auditor ※		Youko Sanuki

(Notes) 1. Messrs. Shouji Akahane, Yoshiaki Fujii and Ms. Youko Sanuki, are outside auditors.

2. Those directors and auditors with a "※" symbol next to their name were newly appointed to their respective positions at the 129th ordinary general meeting of shareholders held on June 28, 2007.

3. The following directors and auditors resigned from their respective positions as of the close of the 129th ordinary general meeting of shareholders held on June 28, 2007: Senior Managing Director Takehiko Tsurumaru, Managing Director Shigeo Saito, Managing Director Tamotsu Kuwata, Director Tetsuo Hayashi, Director Kouichirou Kawashima and Director Toshiaki Yoshida.

4. Effective April 1, 2008, the responsibilities of a director of the Company were revised as follows:

Director (General Manager, Kyushu Main Branch) Susumu Ohba

b. Significant Concurrent Posts Held by Directors and Auditors

Mr. Hajime Yoshioka, an auditor of the Company, also holds the position of auditor (part-time) at Tokyo Milk Transportation Co., Ltd., Kantora Logistics Co., Ltd., Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd., Ohkura Pharmaceutical Co., Ltd., Pampy Foods Incorporation and Okinawa Meiji Milk Products Co., Ltd.

Mr. Nobukuni Hoshino, an auditor of the Company, also holds the position of auditor (part-time) at Meiji Feed Co., Ltd., Nihon Kanzume, Co., Ltd., Meiji Oils and Fats Co., Ltd., Fresh Network Systems Co., Ltd., Shikoku Meiji Dairy Products Co., Ltd. and Nice Day Co., Ltd.

Kouichirou Kawashima, an auditor of the Company, also holds the position of auditor (part-time) at Osaka Hosho Milk Products Co., Ltd., Tokai Meiji Co., Ltd., Meiji Techno-Service Inc. and Chiba Meiji Milk Products Co., Ltd.

c. Principal Activities of Outside Auditors

Name	Principal Activities
Shoji Akahane	Attended all 16 meetings of the Board of Directors and all 14 meetings of the Board of Auditors held during Fiscal 2007. Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.
Yoshiaki Fujii	Attended all 16 meetings of the Board of Directors and all 14 meetings of the Board of Auditors held during Fiscal 2007. Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.
Youko Sanuki	Attended all 13 meetings of the Board of Directors and all 10 meetings of the Board of Auditors held during Fiscal 2007 (subsequent to the 129th ordinary general meeting of shareholders at which Ms. Sanuki was appointed to the position of auditor). Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.

d. Aggregate Amount of Remuneration to Directors and Auditors

Classification	Number of Persons	Aggregate Amount of Remuneration (¥ millions)
Directors	25	548
Auditors (Figures pertaining to outside auditors included in the above)	6 (3)	103 (35)
Total	31	651

(Note) Remuneration paid to employees is not included in the above figures. Remuneration paid to employees is as follows:

Employees who hold concurrent posts as directors: 210 million yen.

(3) Matters Concerning Accounting Auditor

a. Name of Accounting Auditor

The Fuji Accounting Office

b. Remuneration Paid to Accounting Auditor

Classification	Aggregate Amount of Remuneration (¥ millions)
(1) Remuneration, etc. paid to Accounting Auditor during Fiscal 2007	39
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	51

(Note) Because no distinction is made between audit services rendered pursuant to the Companies Act and audit services rendered pursuant to the Financial Instruments and Exchange Law under the agreement between the Company and the Accounting Auditor, and because such distinction cannot be made, the above figures represent the total amounts for audit services rendered.

c. Policies on Dismissal or Reappointment of Accounting Auditor

The Board of Auditors is to dismiss the Accounting Auditor, pursuant to the unanimous consent of the auditors, in the event that the Accounting Auditor is recognized as falling under any of the items listed in Article 340, Paragraph 1 of the Companies Act. In such case, an auditor appointed by the Board of Auditors shall report on the dismissal of the Accounting Auditor, and the reasons for the dismissal, at the first general meeting of shareholders following such dismissal.

3. **Systems to Ensure the Appropriateness of the Company's Business**

(1) **System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Directors in Performing their Duties**

a. The Company shall adopt a Behavior Charter and a Code of Ethics, and each director shall pledge and commit themselves to compliance with such.

The Company shall receive advice from outside specialists as necessary in order to prevent the occurrence of any actions in the course of the performance of duties by directors that would violate applicable laws and regulations or the Articles of Incorporation.

b. Directors shall immediately report to the Board of Directors or an auditor the discovery of any action by another director that may violate applicable laws and regulations or the Articles of Incorporation.

(2) **System for the Retention and Management of Information Relating to the Performance of Duties by Directors**

The Company shall properly retain and manage minutes of meetings of the Board of Directors and other meetings, management approval documents (*ringisho*) and other information relating to the performance of duties by directors, in accordance with the document management guidelines.

(3) **Rules and Systems with Respect to the Management of Risk of Loss**

a. The Company shall establish departments to be responsible for managing the risks of loss associated with each of the Company's operations ("Principal Operational Divisions"), and each Principal Operational Division shall execute its duties pursuant to its prescribed administrative authorities.

The Company shall, as necessary, establish regulations, guidelines, manuals and other information ("Regulations") and shall ensure that all employees and directors are familiar with such Regulations through education, training and other measures.

The Company shall also establish organizations such as a Risk and Compliance Committee and a Food Safety Committee in order to ensure that the risk management system functions effectively.

b. The audit department shall periodically conduct internal audits into the management of risks of loss, and shall make recommendations for improvements.

(4) **System to Ensure the Efficiency of Performance of Duties by Directors**

a. In addition to those meetings called pursuant to relevant laws and regulations, the Board of Directors shall convene meetings as and when necessary.

The Board of Directors shall follow a policy of establishing relevant executive boards, management committees, or other pertinent groups in advance of any potential issue to ensure management is fully prepared to discuss important management issues and matters related to the Board of Directors and to enable quick decision-making and enhance overall business efficiency.

b. In performing the duties for which they are responsible, directors shall operate within the parameters of the predetermined division of duties and their respective administrative authorities in accordance with the Articles of Incorporation, the Regulations of the Board of Directors and other regulations.

(5) **System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Employees in Performing their Duties**

a. The Company shall set forth a Behavior Charter and a Code of Ethics, and each employee shall pledge and commit himself or herself to complying with such.

b. In addition to familiarizing employees of the Company with the Regulations formulated based on the relevant laws and regulations and Articles of Incorporation, among others, through education, training and other measures, Divisions in charge shall manage and supervise employees to ensure thorough compliance with such Regulations.

The Company shall also establish a Risk and Compliance Committee in order to ensure that the system to ensure compliance with relevant laws and regulations functions effectively.

c. In order to ensure that employees are complying with relevant laws and regulations and the Articles of Incorporation in the performance of their duties, the audit department shall periodically conduct internal audits and make recommendations for improvements.

d. As part of the internal reporting system, the Company shall establish internal and external compliance consultation counters.

(6) System to Ensure the Proper Business Operations of the Corporate Group Consisting of the Company, its Parent Company and its Subsidiaries

a. Subsidiaries and affiliated companies ("Subsidiaries") shall each formulate their own Code of Ethics, based on the spirit of the Behavior Charter and Code of Ethics of the Company.

Subsidiaries shall also establish Risk & Compliance Committees, and shall promote risk management and ensure compliance with relevant laws and regulations and the Articles of Incorporation through the efforts of such Risk & Compliance Committees.

b. Divisions in charge shall provide operational guidance to the Subsidiaries.

The Affiliated Companies Administration Department shall primarily be responsible for supporting the establishment of a system to ensure the proper business operations of the Subsidiaries and providing appropriate guidance as necessary.

c. In order to ensure compliance with relevant laws and regulations and the Articles of Incorporation in the business operations of the Subsidiaries, the audit department shall conduct internal audits as necessary and make recommendations for improvements.

d. Compliance consultation counters shall be established in the Subsidiaries in order to ensure the internal reporting system functions effectively through the corporate group. Use of the compliance consultation counters shall be promoted through adding the compliance consultation counter at the Company and providing access to several consultation counters.

(7) Matters Concerning Employees who assist Auditors with Their Duties in the Event that a Request to Retain such Employees is Made by the Auditors

The Company shall establish regulations with respect to employees who assist auditors with their duties (the "Employee Assistants") and shall appoint employees of the Company as such Employee Assistants.

(8) Matters Concerning the Independence of Employees Described in (7) from Directors

a. Matters concerning transfers, evaluations and revisions to compensation, among others, with respect to Employee Assistants, shall require the consent of the Board of Auditors.

b. Employee Assistants shall not hold any concurrent posts which would involve participation in the execution of duties of the Company.

(9) System for Directors and Employees to Report to Auditors, and for Other Reports to be Made to Auditors

The following matters must be reported to auditors:

1. The discovery by a director of facts which may cause significant damage to the Company.

2. The status of directors' execution of duties as members of the Board of Directors.

3. The status of the operation of the internal control system.

4. Other reports as determined by the auditors to be required of directors and employees in the execution of their duties.

(10) Other Systems to Ensure Effective Audit by Auditors

The Company shall cooperate with audits conducted by auditors pursuant to the audit standards determined by the Board of Auditors.

4. Basic Policy with Respect to Control of the Company

(1) Outline of Basic Policy

The Company believes that the establishment and maintenance of a corporate structure, founded on the Company's corporate philosophy, which enables the Company to steadily supply products which enjoy a high level of trust based on the accumulation of broad knowledge and extensive experience with respect to milk and milk-oriented technology is both essential to its management and the source of the common interests of its shareholders.

A sudden large-scale purchase of the Company's shares and other securities (a "Large-Scale Purchase") without full consideration being given to the Company's corporate philosophy and unique corporate characteristics could, depending on the objective and methods of such purchase, cause significant damage to the Company's corporate value and to the common interests of its shareholders.

The Company will not categorically resist all Large-Scale Purchases. However, the Company believes that, in the event that a third-party (a "Large-Scale Purchaser") proposes a Large-Scale Purchase, it is appropriate that the determination as to whether to (a) accept such Large-Scale Purchaser's offer, or (b) execute a counter-proposal prepared by the Company, should be made directly by the shareholders in light of which course of action results in the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

(2) Details of the Measures

a. Special Efforts towards the Realization of the Basic Policy

The corporate philosophy of the Company is: "The Meiji Dairies Group contributes to a healthy and happy daily life for our customers by offering new levels of value in food". Based on its foundation of milk and processed milk products, and using its unique technological strengths, the Company aims to provide products with high added value in all of the areas of "Delicious taste", "Health" and "Safety". Through the accumulation of these efforts the Company shall strive to obtain the trust and support of all of its stakeholders, and to further solidify the Meiji Dairies brand and maximize its corporate value.

The Company formulated a 2008 Medium-term Management Plan (for the period between Fiscal 2006 and Fiscal 2008) and has focused on further concentrating management resources in the yogurt and probiotics business and other core businesses, aggressively focusing management resources in growth businesses, including cheese and liquid foods, enhancing the value of the Meiji Dairies brand fortifying its marketing, technological development and product strengths, and improving Group management efficiency and implementing management system innovations.

b. Efforts to Prevent Assets and the Determination of Financial and Business Policies of the Company from being Controlled by Persons Considered Inappropriate in Light of the Basic Policy (Takeover Countermeasures)

Pursuant to a resolution at a meeting of the Board of Directors on May 15, 2007, the Company introduced the takeover countermeasures set forth below (the "Takeover Countermeasures") on June 29, 2007.

<Outline of the Takeover Countermeasures>

The Board of Directors of the Company shall request that any Large-Scale Purchaser proposing to acquire 20% or more of shares and other securities of the Company, or other such Large-Scale Purchase, submit a statement of intention in a form predetermined by the Company. If the Large-Scale Purchaser submits a statement of intention, the Board of Directors of the Company shall conduct discussions with the large-scale purchaser and distribute an appropriate statement of intention to all shareholders of the Company after acquiring information necessary for the shareholders' decision. The Company shall then prepare and distribute a counter-proposal, and shareholders shall be afforded sufficient time to consider whether the Company should (a) accept such Large-scale Purchaser's offer, or (b) execute a counter-proposal prepared by the Company. Such determination shall be made directly by the shareholders in light of which course of action results in the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

The Company will seek the view of its shareholders through confirming whether or not the shareholders deem the implementation of countermeasures against the relevant Large-Scale Purchase to be appropriate either at a general meeting of shareholders or by a written vote. If shareholders determine to activate countermeasures, the will of the shareholders will be communicated to the Large-Scale Purchaser, along with a request to revoke its proposal. If the Large-Scale Purchaser does not consent to the request, the Board of Directors of the Company may resolve to implement countermeasures in the form of a gratis issue of stock acquisition rights. If the Large-Scale Purchaser does not follow the above procedure, the Board of Directors may resolve to implement the countermeasures.

For detailed information with respect to the Company's takeover countermeasures, please refer to the press release dated May 15, 2007 and entitled "Notification with Respect to Introduction of Countermeasures to a Large-Scale Stock Purchase (Takeover Countermeasures)", which is available (in Japanese only) on the Company's home page (www.meinyu.co.jp)

(3) Determinations of the Board of Directors of the Company with Respect respect to (2) above and Reasons for such

The Board of Directors of the Company has determined that the measures for the enhancement of corporate value, which is rooted in the corporate philosophy of the Company, described above in (2) a. and the takeover countermeasures described above in (2) b., which the Board of Directors has deemed reasonable for the reasons set forth below, are each in accordance with the Basic Policy described above in (1), do not harm the common interests of shareholders of the Company and are not intended to maintain the positions of directors of the Company.

- The Takeover Countermeasures of the Company comply with the three principles set forth in the "Guidelines Regarding Takeover Defense for the Purpose of the Protection and Enhancement of Corporate Value and Shareholders' Common Interests" jointly released by the Ministry of Economy, Trade and Industry and Ministry of Justice of Japan on May 27, 2005.

- The Takeover Countermeasures of the Company were adopted with the aim of enhancing the Company's corporate value and the common interests of its shareholders by ensuring the provision of necessary and adequate information and time for the shareholders of the Company to make a decision of whether or not to accept the relevant Large-Scale Purchase.

  Moreover, although the Board of Directors of the Company may, pursuant to the Takeover Countermeasures of the Company, implement countermeasures to a Large-Scale Purchase, such countermeasures shall be implemented with the purpose of the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

- The Takeover Countermeasures of the Company stipulate that the resolution with respect to whether to implement such countermeasures shall be made by shareholders of the

Company through the exercise of their voting rights, and provide for due respect for the will of the shareholders.

- The Takeover Countermeasures of the Company may be abrogated, even before the end of their effective period (until the closing of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2010, scheduled to be held in June 2010), immediately upon (i) a resolution at a general meeting of shareholders revoking the delegation of responsibility for determining matters concerning the implementation of countermeasures to the Board of Directors, or (ii) upon a resolution with respect to the abrogation of the Takeover Countermeasures of the Company at a meeting of the Board of Directors of the Company. Accordingly, the Takeover Countermeasures of the Company may be abrogated in accordance with the will of the shareholders.

- The Board of Directors of the Company shall review the Takeover Countermeasures of the Company as necessary from the perspective of the corporate value of the Company and the overall interests of the shareholders, based on compliance with relevant laws and regulations, and in light of trends of other companies and other factors. The Board of Directors shall promptly disclose to the shareholders of the Company any amendments, revisions, abrogation or other actions taken with respect to the contents of the Takeover Countermeasures pursuant to such review.

- Because the Takeover Countermeasures of the Company and the stock acquisition rights allocated to shareholders of the Company as countermeasures pursuant to the Takeover Countermeasures may be abrogated upon a resolution of the general meeting of shareholders or the Board of Directors, or acquired or cancelled by the Company at any time, the Takeover Countermeasures of the company are not takeover defense measures of the "dead hand" type.

(End of Exhibit 6)

【Analysis of Financial Conditions and Operating Results of Meiji Seika Kaisha, Ltd.】

<u>First Quarter of Fiscal 2008</u> (April 1, 2008 to June 30, 2008)

Forward-looking statements reflect information available to the Meiji Seika Group (Meiji Seika and its consolidated subsidiaries) as of August 12, 2008.

(1) Analysis of Operating Results

Net sales in the first quarter of the consolidated fiscal year ending March 31, 2009 amounted to 91,067 million yen. Income was affected by factors such as the high cost of raw materials and national health insurance drug price revisions and operating income amounted to 451 million yen, ordinary income amounted to 855 million yen, and the Meiji Seika Group recorded a quarterly net loss of 372 million yen.

The business results of the Meiji Seika Group in each business segment are as follows.

【Food & Healthcare Business】

Consolidated net sales in the Food & Healthcare Business amounted to 64,913 million yen and operating loss amounted to 1,677 million yen.

With respect to the Confectionery Business, although the Meiji Seika Group implemented price and quantity revisions in core product categories, it also strengthened sales promotion efforts and results overall remained steady.

In the chocolate category, sales of "*Milk Chocolate*", "*Kinoko no Yama*", "*Takenoko no Sato*" and other core products remained strong, due to instore sales promotions and television commercials. Sales of the "*Galbo*" pocket pack also remained strong and sales increased overall. New products in the "*XYLISH*" range also contributed to a strong sales performance in the chewing gum category and sales remained favorable in the candy category, with sales of "*Kaju Gummy*" continuing to increase significantly.

In the Healthcare Business, sales remained favorable because of continued efforts to supply information to customers and enhanced efforts to increase the exposure of products in stores. In the health and beauty care products category, sales of amino-collagen remained strong due to the effect of television commercials and other marketing activities and the favorable reception of limited release products launched in June 2008. Sales of the "*Perfect Plus*" range significantly increased, with "*Onaka Manzoku Series*" products selling particularly well, but sales of "*Savas*" declined. There was a significant increase in sales of "*Milk Cocoa*" and "*Ginza Curry*" in the food category.

In the over-the-counter (OTC) drug category, sales of "*Isodine Gargle*", a major component of this category, declined.

In the Overseas business, exports increased significantly due to aggressive development of marketing activities in Taiwan, Singapore and other countries. Total imports increased as a result of an increase in the number of stores stocking "*Snyder's*", a key product in this business. In the United States, D.F. Stauffer Biscuit Co., Inc. ("Stauffer") posted higher sales as sales to Wal-Mart, a primary buyer of Stauffer's products, remained strong due to the launch of new products. Although existing products at Meiji Seika (Shanghai) faced increasingly intense competition, core products at Meiji Seika (Singapore) Pte. Ltd. sold well in Singapore and neighboring countries, resulting in a significant increase in sales.

In the Institutional Foods Products business, there was an increase in sales of confectionery ingredients (chocolate and cocoa products), which was attributable to aggressive promotion of ideas for products for operators of restaurant chains and confectionery manufacturers. In the food category, sales remained strong due to the steady performance of agricultural products, canned goods and curry.

MEIJI FOOD MATERIA CO., LTD., a consolidated subsidiary in Japan, achieved sales growth as sales in the core sugar business glycated cereal flour business increased.

【 Pharmaceutical Business 】

Consolidated net sales in the Pharmaceutical Business amounted to 25,287 million yen and operating income amounted to 1,934 million yen.

The ethical drugs category was significantly affected by national health insurance drug price revisions in April 2008, resulting in a decline in sales. In addition to the general national health insurance drug price revisions, "*MEIACT*", an anti-infective drug and a core product in the ethical drugs category, was also subject to a special price reduction which resulted in a decline in sales. However, 200 mg doses of "*HABEKACIN*" and 75 mg doses of the anti-depressant "*DEPROMEL*", new products which were launched in June 2008, absorbed the effect of the national health insurance drug price revisions and sales increased. Moreover, sales of generic drugs increased significantly due to the implementation by the Japanese government of measures to promote the use of generic drugs from April 2008, increased sales of existing products, and the steady sales performance of new products announced last year. The Meiji Seika Group continued to enhance its product lineup by releasing "*MEIJI AMLODIPINE TABLET*", a high-profile generic drug, in July 2008.

Sales continued to grow at Kitasato Pharmaceutical Industry Co., Ltd., a consolidated subsidiary in Japan.

In agricultural chemicals, total sales declined due to a decline in sales of the Meiji Seika Group's primary product "*ORYZEMATE*", a fungicide that protects rice against blast, as a result of reduced occurrences of blight and the dissemination of blight-resistant rice plants. There was strong overall growth in the sales of veterinary drugs. Sales of livestock drugs, drugs for companion animals and drugs for marine products were favorable.

Sales of "*MEIACT*", the Meiji Seika Group's core product in this business, increased significantly in Europe and other regions and sales in the overseas business remained strong overall. Meiji Lukang Pharmaceutical Co., Ltd., which became a consolidated subsidiary effective from the first quarter of fiscal 2008, and PT. Meiji Indonesian Pharmaceutical Industries in Southeast Asia both maintained steady sales in the respective countries in which they are located and achieved increased sales. Although Thai Meiji Pharmaceutical Co., Ltd. maintained steady sales, Tedec-Meiji Farma S.A. in Spain recorded a decline in sales. The consolidated subsidiaries of the Meiji Seika Group's achieved strong sales overall.

【Office Building Leasing & Others Business】

In the Office Building Leasing & Others Business, net sales amounted to 866 million yen and operating income amounted to 263 million yen. The Solid Square office building, the primary property in this segment, recorded a high occupancy rate and performance was stable.

Business results in each geographical segment are as follows:

(a) Japan

Consolidated net sales in Japan amounted to 83,373 million yen and operating income amounted to 776 million yen.

(b) Asia

In the countries of East Asia and Southeast Asia, consolidated net sales amounted to 2,672 million yen and operating income amounted to 94 million yen.

(c) North America / Europe

In North America and Europe, consolidated net sales amounted to 5,021 million yen and an operating loss amounting to 328 million yen was recorded.

(2) Analysis of Financial Condition

Total assets as of June 30, 2008 were 335,973 million yen, which was 12,636 million yen less than at the end of the previous fiscal year. This decline was mainly due to notes and accounts receivable declining, for seasonal reasons, by 12,837 million yen from the end of the previous fiscal year.

Notes and accounts payable and income tax payable decreased by 3,965 million yen and 2,347 million yen, respectively, contributing to a decrease in liabilities of 12,749 million yen from the end of the previous fiscal year.

Net assets were substantially unchanged from the end of the previous fiscal year. Although retained earnings decreased as a result of dividends from surplus and other factors, difference in valuation of other securities increased.

(3) Analysis of Cash Flows

Net cash provided by operating activities amounted to 1,498 million yen. Cash was provided by quarterly income before income taxes amounting to 372 million yen, depreciation and amortization, a non-fund line item, amounting to 3,957 million yen, and trade receivables which decreased to 12,401 million yen. Cash outflows consisted mainly of trade payables, which decreased to 6,188 million yen, and income taxes paid, which amounted to 2,794 million yen.

Net cash used in investing activities amounted to 4,228 million yen. Although proceeds from sales of investment securities provided 1,000 million yen, payments for purchases of property, plant and equipment amounted to 5,187 million yen.

Net cash provided by financing activities amounted to 314 million yen. Although there were cash outflows comprising dividends paid and repayment of borrowings, commercial paper increased by 3,500 million yen.

As a result of the above, the balance of cash and cash equivalents as of the end of the first quarter of Fiscal 2008 (March 31, 2008) was 10,020 million yen.

(End of Appendix A)

APPENDIX B

【Analysis of Financial Conditions and Operating Results of Meiji Dairies Corporation】

<u>First Quarter of Fiscal 2008</u> (April 1, 2008 – June 30, 2008)

Financial Conditions and Operating Results

1. Summary of Business Results

(¥ millions)

Classification	First Quarter of Fiscal 2008
Sales	181,571
Operating income	5,122
Ordinary income	5,396
Quarterly net profit	2,779

Although Meiji Dairies' sale of milk and other products decreased compared to the same period of the previous fiscal year, due to the increase in sale of other products such as cheese and butter and the increase in sales of its consolidated subsidiaries, sales exceeded that of the same period of the previous fiscal year.

Operating income, ordinary income and quarterly net profit decreased compared to the same period of the previous fiscal year, due to the increase in cost caused by the sharp rise in the price of raw materials and the reduction of product quantity resulting from price revision, among other factors.

As a result, with respect to the business results for the first quarter of fiscal year 2008, sales, operating income, ordinary income and quarterly net profit were 181,571 million yen, 5,122 million yen, 5,396 million yen and 2,779 million yen, respectively.

Business results of each business segment are as follows:

(¥ millions)

Classification	Food	Service/Other	Total
Sales	152,177	40,226	192,403
Operating income	4,423	673	5,096

(Note) Sales and operating income represent amounts before eliminating the intersegment transactions.

(1) Foods

The Foods segment includes the sale of milk, processed milk products, ice cream and other products.

Although Meiji Dairies' sale of milk and other products decreased compared to the same period of the previous fiscal year, due to the increase in sale of cheese and butter, among other products, sales was 152,177 million yen. Operating income was 4,423 million yen due to the increase in cost caused by the sharp rise in the price of raw materials and the reduction of product quantity resulting from price revision, among other factors.

(2) Service/ Other

The Service/Other segment includes distribution, animal feed and other businesses.

Sales and operating income were 40,226 million yen and 673 million yen, respectively, due to the increase in sales in the animal feed business compared to the same period of the previous fiscal year.

(End of Appendix B)

【Production, Received Orders and Sales of Meiji Seika Kaisha, Ltd.】

<u>First Quarter of Fiscal 2008</u> (April 1, 2008 - June 30, 2008)

(1) Production

Production for the first quarter of the consolidated fiscal year ending March 31, 2009, presented by business segment, is as follows:

Business Segment	Amount (¥ millions)
Food & Healthcare	52,241
Pharmaceutical	18,179
Office Building Leasing & Others	–
Total	70,421

(Notes) 1. Amounts shown above have been converted into sales prices.

2. Consumption tax and other charges are not included in the above amounts.

(2) Received Orders

The Meiji Seika Group prepares production schedules and carries out production based mainly on sales plans.

Although the Meiji Seika Group produces some products to order, the amounts of received orders and order backlogs are immaterial.

(3) Sales

Sales results for the first quarter of the consolidated fiscal year ending March 31, 2009, presented by business segment, are as follows:

Business Segment	Amount (¥ millions)
Food & Healthcare	64,913
Pharmaceutical	25,287
Office Building Leasing & Others	866
Total	91,067

(Notes) 1. Intersegment sales are excluded.

2. Consumption tax and other charges are not included in the above amounts

Fiscal 2007 (April 1, 2007 - March 31, 2008)

(1) Production

Production for Fiscal 2007, presented by business segment, is as follows:

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to Fiscal 2006 (%)
Food & Healthcare	198,574	4.6
Pharmaceutical	71,179	(0.3)
Office Building Leasing & Others	–	–
Total	269,753	3.3

(Notes) 1. Amounts shown above have been converted into sales prices.

2. Consumption tax and other charges are not included in the above amounts.

(2) Received Orders

The Meiji Seika Group prepares production schedules and carries out production based mainly on sales plans.

Although the Meiji Seika Group produces some products to order, the amounts of received orders and order backlogs are immaterial.

(3) Sales

Sales results for Fiscal 2007, presented by business segment, are as follows:

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to Fiscal 2006 (%)
Food & Healthcare	288,386	2.5
Pharmaceutical	113,260	3.3
Office Building Leasing & Others	3,064	5.2
Total	404,711	2.8

(Notes) 1. Intersegment sales are excluded.

2. Consumption tax and other charges are not included in the above amounts

(End of Appendix C)

[Production, Received Orders and Sales of Meiji Dairies Corporation]

<u>First Quarter of Fiscal Year 2008</u> (April 1, 2008 – June 30, 2008)

(1) Production

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to the same period in Fiscal 2007 (%)
Food	114,263	—
Service/ Other	10,539	—
Total	124,803	—

(Notes) 1. The Food segment includes the sale of milk, processed milk products, frozen foods, margarine and others.
2. "Service/ Other" includes the sale of animal feed and others.
3. The above amounts are sales price net of consumption taxes, etc.
4. Intersegment sales are not included.

The Company's production of its core products is as follows:

Classification	Unit	Total for Fiscal 2007	Increase (decrease) as compared to the same period in Fiscal 2007 (%)
Milk	kl	266,404	—
Powdered milk	ton	7,980	—
Condensed milk	ton	670	—
Butter	ton	3,177	—
Cheese	ton	8,298	—
Ice cream	kl	18,846	—
Beverages	kl	35,028	—
Others	¥ millions	4,901	—

(Note) "Others" includes the sale of frozen foods and represents the sales price net of consumption taxes.

(2) Received orders

Information on received orders for the first quarter of Fiscal 2008 has been omitted since the amount of received orders was minimal. The Company currently does not produce to order.

(3) Sales

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to the same period in Fiscal 2007 (%)
Food	151,749	—
Service/ Other	29,822	—
Total	181,571	—

(Notes) 1. The Food segment includes the sale of milk, processed milk products, frozen foods, margarine and others.
2. "Service/ Other" includes the sale of animal feed and others.
3. The above amounts are sales prices net of consumption taxes, etc.
4. No single customer accounts for 10% or more of the total sales.
5. Intersegment sales are not included.

The Company's sales of its core products is as follows:

Classification	Unit	Total	Amount (¥ millions)	Increase (decrease) as compared to the same period in Fiscal 2007 (%)
Milk	kl	282,308	70,853	—
Powdered milk	ton	6,076	7,580	—
Condensed milk	ton	637	247	—
Butter	ton	3,994	4,265	—
Cheese	ton	5,782	7,010	—
Ice cream	kl	31,242	11,120	—
Beverages	kl	40,870	6,878	—
Others	—	—	13,857	—
Total	—	—	121,813	—

(Notes) 1. "Others" includes the sale of frozen foods, margarine and others.
2. The above amounts are sales price net of consumption taxes, etc.
3. No single customer accounts for 10% or more of the total sales.

Fiscal Year 2007 (April 1, 2007 – March 31, 2008)

(1) Production

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to Fiscal 2006 (%)
Foods	382,263	0.7
Service/ Other	36,636	18.0
Total	418,899	2.0

(Notes) 1. The Food segment includes the sale of milk, processed milk products, frozen foods, margarine and others.
2. "Service/ Other" includes the sale of animal feed and others.
3. The above amounts are sales price net of consumption taxes, etc.
4. Intersegment sales are not included.

The Company's production of its core products is as follows:

Classification	Unit	Total for Fiscal 2007	Increase (decrease) as compared to Fiscal 2006 (%)
Milk	kl	1,203,236	(3.0)
Powdered milk	ton	24,526	6.9
Condensed milk	ton	2,743	4.0
Butter	ton	11,441	(1.4)
Cheese	ton	21,461	3.0
Ice cream	kl	80,799	6.5
Beverages	kl	158,534	(8.5)
Others	¥ millions	18,343	13.0

(Note) "Others" includes the sale of frozen foods and represents the sales price net of consumption taxes.

(2) Received orders

Information on received orders for Fiscal 2007 has been omitted since the amount of received orders was minimal. The Company currently does not produce to order.

(3) Sales

Business Segment	Amount (¥ millions)	Increase (decrease) as compared to Fiscal 2006
Food	594,097	(0.1)
Service/ Other	112,890	4.6
Total	706,988	0.6

(Notes) 1. The Food segment includes the sale of milk, processed milk products, frozen foods, margarine and others.
2. "Service/ Other" includes the sale of animal feed and others.
3. The above amounts are sales price net of consumption taxes, etc.
4. No sale of 10% or more of the total amount of sales is made to any one customer.
5. Intersegment sales are not included.

The Company's sales of its core products is as follows:

Classification	Unit	Total	Amount (¥ millions)	Increase (decrease) as compared to Fiscal 2006 (%)
Milk	kl	1,245,912	288,217	(2.2)
Powdered milk	ton	24,077	28,144	0.2
Condensed milk	ton	2,770	1,035	4.0
Butter	ton	16,321	16,658	10.5
Cheese	ton	22,843	24,250	8.5
Ice cream	kl	117,498	39,228	5.2
Beverages	kl	196,281	28,835	(4.6)
Others	—	—	51,981	(0.1)
Total	—	—	478,353	(0.6)

(Notes) 1. "Others" includes the sale of frozen foods, margarine and others.
2. The above amounts are sales price net of consumption taxes, etc.
3. No sale of 10% or more of the total amount of sales is made to any one customer.

(End of Appendix D)

APPENDIX E

[Material Contracts of Meiji Seika Kaisha, Ltd.]

(1) Technological Support Contracts

Introduction of Technology

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purpose	Royalty
Meiji Seika	The Netherlands; Mundipharma GmbH	October 19, 1971	Through March 31, 2010.	License agreement in relation to the purchase of bulk powder of povidone iodine, the formulation of povidone iodine, sales, and usage of its trademark.	Fixed rate proportionate to net sales.
Meiji Seika	Solvay Seiyaku K.K.	May 26, 1989	Indefinite.	License agreement for purchase of bulk powder of fluvoxamine, formulation and sales of fluvoxamine.	None.
Meiji Seika	Takeda Pharmaceutical Company Limited	December 19, 1989	Duration of patent.	License agreement for use of patents for the manufacture, use and sale of cefditoren pivoxil formulation.	Fixed rate proportionate to net sales.
Meiji Seika	Nippon Shinyaku Co., Ltd.	August 14, 1990	Longer of (i) the duration of patent or (ii) the reexamination period.	Joint development agreement for NAD-441A and license agreement for the purchase of NAD-441A.	Fixed rate proportionate to net sales.
Meiji Seika	United Kingdom; United Biscuits Limited	May 21, 1993	15 years from the first day of the month following the month in which sales volume exceeds 5,000 lbs.	License agreement for the production technology, production and sale of potato chips.	Fixed rate proportionate to net sales
Meiji Seika	Nippon Petrochemicals Company, Limited (merged into Nippon Petroleum Refining Company, Limited in April 2008)	March 15, 1994	Longer of (i) 2.5 years and 10 days from the expiration date of the patent, or (ii) 6 years from obtaining production approval.	License agreement for purchase of bulk powder of NPe6, formulation and sales of NPe6.	Fixed rate proportionate to net sales
Meiji Seika	United Kingdom; GlaxoSmithKline plc.	November 26, 1997	Later of (i) 10 years from the commencement of sales, or (ii) the end of the patent duration period.	Patent licensing agreement in relation to the Aminoacyl transfer RNA synthetase inhibitor search.	Fixed rate proportionate to net sales
Meiji Seika	Wyeth Kabushiki Kaisha	March 18, 2003	Longer of (i) the patent duration period or (ii) the reexamination period.	License for the development, manufacture and sale of L-084 Formulation.	Lump-sum payment of fixed amount, along with fixed rate proportionate

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purpose	Royalty
					to net sales
Meiji Seika	Nippon Organon Kabushiki Kaisha (renamed as Schering Plough Kabushiki Kaisha in July 2008)	March 30, 2004	Later of (i) 10 years from the commencement of sales, or (ii) the end of the patent duration period.	License agreement for the development, manufacture and sale of mirtazapine.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales.
Meiji Seika	Wyeth Kabushiki Kaisha	July 12, 2005	8 years from the date of the agreement followed by automatic extension for 2-year periods.	License agreement for the development, manufacture and sale of biapenem formulation.	Fixed rate proportionate to net sales.
Meiji Seika	Denmark; Symphogen A/S	December 4, 2006	Later of (i) the 12th anniversary of the day from the commencement of sales, or (i) the patent expiration date.	(Joint) research and development agreement regarding anti-body drugs against infectious diseases.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales.

Provisions of Technical Assistance

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purpose	Royalty
Meiji Seika	United Kingdom; United Biscuits plc.	November 4, 1977	10 years from the date of the agreement. Thereafter, automatic extension for three-year periods.	License agreement for the production technology and know-how regarding puff pies.	Fixed rate proportionate to net sales.
Meiji Seika	United States; Mecor Incorporated	November 30, 1988	20 years from the date of the agreement. Thereafter, automatic extension for one-year periods.	License agreement for the use of patents and production technology regarding fructooligosaccharide.	Fixed rate proportionate to net sales.
Meiji Seika	France; Beghin-Meiji S.A.	February 9, 1989	20 years from the date of the agreement. Thereafter, automatic extension for one-year periods.	License agreement for the use of patents and production technology regarding fructooligosaccharide.	Fixed rate proportionate to net sales.
Meiji Seika	United Kingdom; United Biscuits plc.	April 15, 1991	10 years from the date of the agreement. Thereafter, automatic extension for three-year periods.	License agreement in relation to the production technology and know-how regarding puff snacks.	Fixed rate proportionate to net sales.
Meiji Seika	United Kingdom; United Biscuits plc.	April 15, 1991	10 years from the date of the agreement. Thereafter, automatic extension for three-year periods.	License agreement for the production technology and know-how regarding snack products consumed with chocolate or other flavored cream.	Fixed rate proportionate to net sales.
Meiji Seika	Spain; Crazy Planet S.A.	June 24, 1999	12 years from the date of the agreement. Thereafter, automatic extension for three-year periods.	License agreement for the use of patents provision of technological assistance of producing candies in gas-filled packages.	Fixed rate proportionate to net sales.
Meiji Seika	United States; Light Sciences Oncology, Inc.	April 28, 2000	Longer of (i) 16 years from the date of the agreement, or (ii) the patent duration period.	License agreement for the development, manufacture and sale of Npe 6 formulation in countries other than Japan.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	Turkey; Abdi Ibrahim Ilaç Sanayi ve Tic A.Ş.	December 6, 2002	10 years from the date of the agreement. Thereafter, automatic extension for one- year periods.	License agreement for the sale of cefditoren pivoxil formulation in Turkey.	Lump-sum payment of fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United States; Corn Products International, Inc.	March 31, 2004	5 years from the production of the licensed product.	License agreement for the technology of producing fructooligosaccharide from A Niger enzymes	Fixed rate proportionate to net sales
Meiji Seika	Spain; GlaxoSmithKline S.A.	February 3, 2005	10 years from the production of the licensed product.	License agreement for the sale of cefditoren pivoxil formulation in	Lump-sum payment of a fixed amount,

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purpose	Royalty
			Thereafter, automatic extension for two-year periods.	Spain.	along with fixed rate proportionate to net sales
Meiji Seika	Italy; Zambon Group	July 29, 2005	12 years from the start of sales of the licensed product. Thereafter, automatic extension for two-year periods.	License agreement for the sale of cefditoren pivoxil formulation in Italy.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United Kingdom; Glaxo Group Limited	March 10, 2006	10 years from the date of the agreement. Thereafter, automatic extension for three-year periods.	License agreement for the sale of cefditoren pivoxil formulation in Greece.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United States; Tokai Pharmaceuticals, Inc.	May 25, 2006	Longer of (i) 10 years from the commencement of sales or (ii) the patent duration period.	License agreement for the use of patent and know-how regarding the Progesterone receptor regulator program.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	Mexico; Bayer Schering Pharma	October 2, 2006	10 years from the commencement of sales. Thereafter, automatic extension for two-year periods.	Exclusive license agreement for the sale of cefditoren pivoxil formulation in Central America.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	Hokko Chemical Industry Co., Ltd.	October 10, 2006	The 10th anniversary of the commencement of sales.	Joint development and joint marketing agreement of AH-01 (pesticide).	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United States; Cornerstone BioPharma, Inc.	October 12, 2006	10 years from the commencement of sales. Thereafter, automatic extension for one-year periods.	Exclusive license agreement for the sale of cefditoren pivoxil formulation in Central America.	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United States; Cerexa, Inc.	October 19, 2006	The 15th anniversary of the commencement of sales.	License agreement for the use of patent and know-how of ME1036 (injectable Carbapenem antimicrobial).	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales
Meiji Seika	United States; MediciNova, Inc.	November 1, 2006	The 15th anniversary of the commencement of sales.	License agreement for the use of patent and know-how of CP4715 (GPIIbIIIa and αvβ3antagonist).	Lump-sum payment of a fixed amount, along with fixed rate proportionate

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purpose	Royalty
					to net sales.
Meiji Seika	United States; MediciNova, Inc.	November 1, 2006	The 15th anniversary of the commencement of sales.	License agreement for the use of patent and know-how of EF6265 (CPB inhibitor).	Lump-sum payment of a fixed amount, along with fixed rate proportionate to net sales.

(2) Business Alliance Agreements

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purposes	Royalty
Meiji Seika	Dainippon Sumitomo Pharma Co., Ltd.	March 28, 1996	Later of (i) 15 years from the commencement of sales or (ii) the end of the patent duration period. Thereafter, automatic extension for two-year periods.	Joint sales contract with respect to the Ebastine formulation.	Lump-sum payment of fixed amount.
Meiji Seika	United Kingdom; United Biscuits plc.	April 1, 1999	From the date of the agreement to July 16, 2001. Thereafter, automatic extension for one-year periods.	Non-exclusive distribution contract with regard to the "Mcvities" brand products produced by Meiji Seika Kabushiki Kaisha.	Fixed rate of royalty proportionate to net sales.
Meiji Seika	Otsuka Pharmaceutical Factory, Inc.	June 4, 2001	60 months from the National Health Insurance price listing date. Thereafter, automatic extension for three-year periods.	Production license agreement with regard to the "Fosmicin Double Bag Kit".	A fixed amount of consignment fee.
Meiji Seika	Bayer Yakuhin Ltd.	October 1, 2001	From the date of the agreement to December 31, 2006. Thereafter, automatic extension for two-year periods.	Exclusive Sales Agreement with respect to nonproprietary drugs owned by Bayer Yakuhin Ltd. within Japan.	None.
Meiji Seika	Sawai Pharmaceutical Co., Ltd.	July 1, 2002	Until March 31, 2006. Thereafter, automatic extension for one-year periods.	Joint distribution agreement for Meicelin.	None.
Meiji Seika	Switzerland; S.I.C.H	April 1, 2003	2 years from the date of agreement. Thereafter, automatic extension for one-year periods.	License agreement for the use of the trademark of "Maxim's de Paris" brand for sweets (i.e., chocolates) and food products.	Fixed rate of royalty to be paid proportionate to net sales.
Meiji Seika	Hisamitsu Pharmaceutical Co., Inc.	April 25, 2006	10 years from the commencement of sales. Thereafter, automatic extension for one-year periods.	Joint distribution agreement with regard to Tulobuterol tape.	None.
Meiji Seika	United States; Procter & Gamble Far East, Inc.	July 1, 2007	From July 1, 2007 to June 30, 2010. Thereafter, automatic extension for one-year periods.	Exclusive distribution agreement for "Pringles" in Japan.	None.
Meiji Seika	Fujirebio Inc.	August 23, 2007	5 years from the commencement of sales. Thereafter, automatic extension for one-year periods.	Joint distribution agreement of Espline Influenza A&B-N.	None.
Meiji Seika	Banyu Pharmaceutical	September 27,	5 years from the commencement of joint	Joint marketing Agreement with	Receive a fixed rate of

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Terms of Contract	
				Purposes	Royalty
	Co., Ltd.	2007	promotion. Thereafter, automatic extension for one-year periods.	respect to Singulair.	joint promotion fee proportionate to net sales.

(3) Joint Venture Agreements

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Descriptions of Joint Venture Company	Investment Amount of Contracting Company
Meiji Seika	Indonesia; Chipt Pusposhart	March 6, 1974	Duration of the joint venture company.	Company Name: Meiji Indonesia Pharmaceutical Industries. Purpose: Production and sale of antibiotics and other pharmaceutical products. Capital Stock: IDR9,628,563,000. Date of Incorporation: May 13, 1974.	IDR8,074,428,000 (83.86% of capital stock).
Meiji Seika	Thailand; Nana Chart	September 4, 1979	Duration of the joint venture company.	Corporate Name: Thai Meiji Pharmaceuticals. Purpose: Manufacture and sale of antibiotics and other pharmaceutical products. Capital Stock: THB297,000,000. Date of Incorporation: November 1, 1979.	THB280,980,000 (including indirect ownership) (94.61% of capital stock).
Meiji Seika	France; sanofi-aventis SA	August 30, 1983	Duration of the joint venture company.	Corporate Name: sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Purpose: Manufacture and sale of medical products. Capital Stock: JPY10 million. Date of Incorporation: September 28, 1983.	JPY4,900,000 (49% of capital stock).
Meiji Seika	United States; Golden Partners	November 16, 1988	Duration of the joint venture company.	Corporate Name: Mecor Incorporated. Purpose: Manufacture and sale of fructooligosaccharide. Capital Stock: USD50,000. Date of Incorporation: November 16, 1988.	USD25,000 (50% of capital stock).

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Descriptions of Joint Venture Company	Investment Amount of Contracting Company
Meiji Seika	France; Tereos SA	February 9, 1989	Duration of the joint venture company.	Corporate Name: Beghin Meiji. Purpose: Manufacture and sale of fructooligosaccharide. Capital Stock: EUR2,100,000. Date of Incorporation: February 9, 1989.	EUR1,050,000 (50% of capital stock).
Meiji Seika	China (Hong Kong); Four Seas Mercantile Ltd.	March 1, 1993	Duration of the joint venture company.	Corporate Name: Meiji Sizhou Co., Ltd. Purpose: to establish a joint venture company with China Koushuu Touka Yuugen Koushi (廣州糖果有限公司) and to provide the joint venture company with assistance for production and sales. Capital Stock: HKD48,120,000. Date of Incorporation: May 4, 1993.	HKD33,684,000 (70% of capital stock).
Meiji Seika	Singapore; Petra Foods Limited. Meiji Seika Singapore, etc.	December 20, 2000	20 years from the effective date of the agreement.	Corporate Name: Ceres Meiji Indotama, PT. (Indonesia). Purpose: Production and sale of sweets. Capital Stock: USD7,500,000. Date of Incorporation: February 15, 2001.	USD3,750,000 (including indirect ownership). (50% of capital stock).
Meiji Seika	China; Shandong Lukang Pharmaceutical Co., Ltd., etc.	October 20, 2003	20 years from the date of incorporation.	Corporate Name: Meiji Lukang Pharmaceutical Co., Ltd. Purpose: Manufacture and sale of medical products and animal drugs. Capital Stock: USD24,000,000. Date of Incorporation: October 21, 2003.	USD12,500,000 (52.08% of capital stock).
Singapore; Meiji Seika Singapore	Mitsui & Co., Ltd., etc.	February 28, 2005	Duration of the joint venture company.	Corporate Name: Five Stars Daily Ingredients. Purpose: Production and sale of powdered milk products. Capital Stock: USD5,000,000. Date of Incorporation: March 7, 2005.	USD2,550,000 (51% of capital stock).

Name of Contracting Company	Counterparty	Effective Date	Effective Term	Descriptions of Joint Venture Company	Investment Amount of Contracting Company
Meiji Seika	Singapore; Meiji Seika (Singapore) Private, Limited Thailand Friendship, etc.	August 16, 2006	7 years from the date of incorporation.	Corporate Name: Thai Meiji Food. Purpose: Production and sale of sweets. Capital Stock: THB100 million. Date of Incorporation: August 29, 2006.	THB50,000,000 (includes indirect ownership). (50% of capital stock).

(End of Appendix E)

【Material Contracts of Meiji Dairies Corporation】

(1) Technical Collaboration

Counterparty	Country	Details	Effective Date	Term of Contract	Compensation
LB Bulgaricum	Bulgaria	To introduce technology for the production of yogurt.	April 2000	April 2020	Fixed Rate Proportionate to Production Output
Guangdong M&F-Yatang Dairy Products Co., Ltd.	China	To provide technology for the production of ice cream.	December 1994	December 2014	Fixed Rate Proportionate to Net Sales

(Note) The above contracts have been entered into by Meiji Dairies.

(2) Business Alliances

Counterparty	Country	Details	Effective Date	Expiration Date
Bangkok In-EX Co., Ltd. CP Group of The Companies	Thailand	To establish "CP-MEIJI CO., LTD.," a joint-venture company, for the purpose of producing and selling milk, yogurt, etc. within Thailand.	January 1989	No provision provided

(Note) The above contracts have been entered into by Meiji Dairies.

(End of Appendix F)

【Research and Development Activities of Meiji Seika Kaisha, Ltd.】

First Quarter of Fiscal 2008 (April 1, 2008 to June 30, 2008)

Research and development expenses of the Meiji Seika Group (Meiji Seika and its consolidated subsidiaries) amounted to 2,939 million yen in the first quarter of the consolidated fiscal year ending March 31, 2009.

New matters concerning research and development activities and changes to previous research and development activities in the first quarter of the consolidated fiscal year ending March 31, 2009 are as follows.

【Food and Healthcare Business】

(1) Confectionery Business

In the chocolate category, the Meiji Seika Group developed "*Ice Fran*", which offers the consistency of chilled chocolate, and is working to stimulate the summer chocolate market. The Group's "*Galbo Mini Strawberry*", a baked confectionery in mini-stick form dipped in chocolate and combined with strawberry chocolate, continued to sell well.

In the chewing gum category, the Meiji Seika Group applied its unique breath-freshening enhancing technology to the "*XYLISH*" range and enhanced the "*XYLISH*" brand through the development of summer flavors "*Mango Mint*" and "*Pineapple Mint*".

In the gummy category, in addition to enhancing the "*Kaju Gummy*" brand, which is celebrating the 20th anniversary of its introduction, by developing three new products in the "*Kaju Gummy*" range with enhanced fruit juice flavor and consistency, the Meiji Seika Group launched "*Kaju Gummy Delicious*", which is produced using technology that enables fruit sauce to be injected into the center of gummy confectionery. "*Kaju Gummy Delicious*" is leading the gummy market.

(2) Healthcare Business

In addition to the new line up of easy-to-drink amino-collagen products with refreshing lemon taste, the Meiji Seika Group continues to have the largest market share in the powder collagen market. With respect to "*Savas*", the Meiji Seika Group developed "*Energy Maker Jelly*", which allows people to replenish their energy anywhere and at any time, and "*Recovery Maker Jelly*", which offers easy-to-drink nutritional support for after sports, and is continuing to develop the brand.

【Pharmaceutical Business】

With respect to "*MEIACT*", Cornerstone Pharmaceuticals, Inc. in the United States has commenced development of single daily dosage formulations and child dosage formulations and is preparing to begin clinical trials. Sales of "*MEIACT*" commenced in Italy in June 2008.

Sales commenced in June 2008 of 200 mg doses of "*HABEKACIN*" injection solution, which was approved in February 2008, and 75 mg tablets of the antidepressant "*DEPROMEL*", which was approved in March 2008.

On April 1, 2008, to further improve the efficiency of its research and development activities, the Meiji Seika Group implemented a restructuring of the Pharmaceutical Research Center. The organizational structure after the restructuring is as follows:

Pharmaceutical Research Center

(a) Applied Pharmacology Research Laboratories:

Research into creation of new pharmaceuticals centering around infectious diseases, genome research, safety evaluations and pharmacokinetic evaluations, research and development, academic support research and evaluation of pharmaceuticals to be introduced.

(b) Chemistry, Manufacturing & Control Research Laboratories:

Research into lead compounds and their optimization for the creation of new synthetic pharmaceuticals, research into synthetic methods, structural analysis and molecular design through instrumental analysis, evaluation of the physical properties and stability of standards of pharmaceuticals, formulation design and development, production of experimental pharmaceuticals, research into quantity synthetic methods and establishment of production methods, quality control and quality assurance.

(c) Antibody Research Laboratory:

Research into creation of new pharmaceuticals centering around antibacterial drugs and genome research.

Fiscal 2007 (April 1, 2007 to March 31, 2008)

【Food and Healthcare Business】

To further enhance the Meiji brand image of "Good Taste and Fun, Health and Reliability", Meiji Seika has enhanced the workforce in the Research & Development Division and invested 3,319 million yen in research and development in fiscal 2007. Currently, Meiji Seika is conducting a broad range of research and development activities, including developing new products and production technology, promoting cocoa research, developing quality assurance technology, developing functional materials and conducting evaluation trials.

(1) Confectionery

Meiji Seika is currently exploring new tastes through different combinations of chocolate and other flavors and has developed "*Chopin-Millefeuille*" and "*Panky*", a type of chocolate with a unique consistency. Technology that prevents chocolate from sticking to people's hands has been utilized in the development of "*Hokkaido Choco Potato*". When commercializing the "*Rich Chocolate*" and "*Selected Chocolate*" range of products, Meiji Seika researched production processes that focus on carefully selected ingredients. Furthermore, Meiji Seika explored the balance of sweet and salty flavors, utilizing its efforts in the development of "*Shio-choco Carl*" and "*Almond Shio Crunch*".

In the snack category, the Meiji Seika Group developed extrusion technology to enable base ingredients in products to retain several flavors, which it then applied to the "*Kinsei Carl*" range. The Meiji Seika Group also investigated production processes to increase flavor, which it applied to "*Chopin*".

In the chewing gum category, the Meiji Seika Group furthered its development of technology which increases breath-freshening effects and applied it to the products the "*XYLISH*" range, which reached the 10th anniversary of its introduction in fiscal 2007. The Meiji Seika Group also made changes to the flavor of "*XYLISH+F*", a health food, and developed the "*Natural Mint*" and "*Fresh Apple*" flavors. In the gummy category, the Meiji Seika Group conducted further research into crystallized gummy production processes, which it applied to the "*Kaon*" range of products. The Meiji Seika Group also used liquid center injection technology in the "*Pupurun*" and "*Joulé in Kaju Gummy*"ranges.

(2) Healthcare

In the cocoa category, based on the results of research into the characteristics and functions of the cacao bean, the Meiji Seika Group has developed "*Te Oburo Cocoa*", a cocoa with an unprecedented 800 mg of concentrated polyphenol.

The Meiji Seika Group launched "*Soy Protein 100*" in the *Savas* "*Aqua*" range of products, which dissolve in water using special emulsification technology, in February. Research into improving the flavor of soy protein was applied to the development of "*Soy Protein 100*".

In the amino-collagen category, the Meiji Seika Group further developed deodorization technology and applied it to its drink and jelly products, launching "*Amino Collagen EX*" with improved absorbency.

In the instant foods category, the Meiji Seika Group developed "*Ginza Stew*" in August 2007 as well as "*Ginza Curry Spicy Potato*", the selling point of which is its ingredients. The Meiji Seika Group also developed "*Marugoto Yasai*", which offers consumers the real consistency of vegetables, as a microwaveable cup product.

The Meiji Seika Group also utilized technology developed for confectionery production to develop biscuit-type and bar-type products in the "*Perfect Plus*" range, with attention to compound nutrients.

Furthermore, in addition to making improvements to the speed and precision of quality analysis through the introduction of state of the art analytical equipment, the Meiji Seika Group continued to develop fundamental technology to make improvements to the quality of its products, such as microbiological control and antioxidization in food products, and continued to work towards earning the trust of its customers from the perspective of "good health and reliability".

【Pharmaceutical Business】

In the Pharmaceutical Business, in addition to working towards becoming a specialty pharmaceutical company in the areas of infectious diseases and the central nervous system in the ethical drug category, the Meiji Seika Group conducts aggressive research and development activities within the context of the group comprising generic drugs, a category in which expansion is expected going forward, agricultural chemicals, veterinary drugs and others.

Products currently under development in the ethical drug category, and the progress being made with respect to their development, are as follows:

With respect to "*MEIACT*", clinical trials are currently being conducted in Spain and Greece with the aim of increasing the application of "*MEIACT*" in the treatment of urinary tract infections in Europe. In the United States, approval for 200 mg tablets is still pending, and 400 mg tablets are being examined. Tablet prices have been confirmed and preparations are underway for the launch in Italy, and approval has been granted for powder for infants and preparations are underway for the launch in Turkey.

The Meiji Seika Group received approval to add the 75mg tablet dosage formulation of the anti-depressant "*DEPROMEL*" in March 2008.

The Meiji Seika Group received approval for changes to the dosage and administration of the "*HABEKACIN*" injection solution in February 2008.

The Meiji Seika Group has applied for approval for the anti-depressant "*Org3770*", which was introduced to the Japanese market by Nippon Organon Co., Ltd., and the Group is aiming to receive approval in fiscal 2009.

The Meiji Seika Group is prioritizing the application to pediatric medicine in the development of "*ME 1211*", the oral carbapenem anti-bacterial agent, and has applied for approval. The Group is aiming to receive approval in fiscal 2009.

The Meiji Seika Group has been conducting phase 2 clinical trials of "*ME 3738*", a drug used in the treatment of hepatitis C, with "*PEG-IFN*" since January 2008. Phase 1 (single dose) clinical trials of "*ME 1036*", the injectable carbapenem anti-bacterial agent, in the United States finished by the end of 2007.

Preparations are currently underway for Phase 1 clinical trials of the metallo-ß-lactamase inhibitor "*ME 1071*".

The Meiji Seika Group is considering the possibility of derivation with respect to "*ME 3301*", the anti-allergic drug.

In the agricultural sector of the biological production business, the Meiji Seika Group received pesticide registration for three types of chemical, including "*Builder Prince Adomeyer Granules*". Furthermore, applications for approval were submitted for two other chemicals, including

"*Builder Prince Chess Granules*". With respect to "*Zaxa Solution*", the new herbicide developed by the Meiji Seika Group for which applications have been submitted for approval, the Meiji Seika Group is continuing with the application process with the aim of receiving pesticide registration as soon as possible. Moreover, the Meiji Seika Group is preparing the necessary materials for an application for pesticide registration for the new bactericide for rice. In the veterinary drugs business, preparations are underway for the launch of "*Ferovax FIV*" the vaccine for companion animals. The Meiji Seika Group has applied for approval for "*ME 4129*", the antibacterial agent for livestock and is working towards gaining production approval. Furthermore, the Meiji Seika Group has applied for production approval for "*ME 4163*" a new oral agent for livestock.

As a result of the above, research and development expenses in fiscal 2007 amounted to 3,319 million yen in the Food & Healthcare Business (an increase of 6.3% from fiscal 2006), 11,447 million yen in the Pharmaceutical Business (a decrease of 10.6% from fiscal 2006) and 14,766 million yen across the Meiji Seika Group (a decrease of 7.3% from fiscal 2006).

Research and development activities at the principal research centers are as follows:

Food and Health R&D Laboratories: Development of products and new technology for confectionery and food (including health foods), medium- to long-term development of ingredients for the food and pharmaceutical-related business areas and development of associated technology.

Bioscience Laboratories: Breeding of strains of production items and next-generation production items and establishment of cultivation and refinement technology, product quality improvement, plant support through cost reductions, and creation of ingredients for pharmaceuticals, agricultural and veterinary drugs, enzymes and generic drugs and of new products in the healthcare business area utilizing biological resources.

Pharmaceutical Research Center:

(a) Pharmacology Research Center: Research into creation of new pharmaceuticals centering around infectious diseases, genome research, safety evaluations and pharmacokinetic evaluations, research and development, academic support research and evaluation of pharmaceuticals to be introduced.

(b) Chemistry Research Center: Research into lead compounds and their optimization for the creation of new synthetic pharmaceuticals, research into synthetic methods, structural analysis and molecular design through instrumental analysis and refinement of natural products.

(c) Kinetic Safety Research Center: Evaluation of the safety of pharmaceuticals, evaluation of pharmacokinetics and academic support research.

(d) Research and Development Research Center: Evaluation of the physical properties and stability of standards of pharmaceuticals, formulation design and development, production of experimental pharmaceuticals, research into quantity synthetic methods and establishment of production methods, quality control and quality assurance.

Biological Production Laboratory:	Creation of new agricultural chemicals and veterinary drugs and development of new formulations, evaluation of existing products and sales support duties.

(Note) On April 1, 2008, to further improve the efficiency of its research and development activities, the Meiji Seika Group implemented a restructuring of the Pharmaceutical Research Center. The organizational structure after the restructuring will be as follows:

Pharmaceutical Research Center

(a) Applied Pharmacology Research Laboratories:

Research into creation of new pharmaceuticals centering around infectious diseases, genome research, safety evaluations and pharmacokinetic evaluations, research and development, academic support research and evaluation of pharmaceuticals to be introduced.

(b) Chemistry Manufacturing & Control Research Laboratories:

Research into lead compounds and their optimization for the creation of new synthetic pharmaceuticals, research into synthetic methods, structural analysis and molecular design through instrumental analysis, evaluation of the physical properties and stability of standards of pharmaceuticals, formulation design and development, production of experimental pharmaceuticals, research into quantity synthetic methods and establishment of production methods, quality control and quality assurance.

(c) Antibody Research Laboratory:

Research into creation of new pharmaceuticals centering around antibacterial drugs and genome research.

(End of Appendix G)

APPENDIX H

【Summary of Capital Expenditures of Meiji Seika Kaisha, Ltd.】

Fiscal 2007 (April 1, 2007 to March 31, 2008)

The Meiji Seika Group's capital expenditures, which focus on the renewal and expansion of equipment with the aim of the increasing production capacity and reorganizing the distribution structure of the corporate group, amounted to a total of 21,492 million yen in fiscal 2007 (40.1% increase from the previous fiscal year).

Capital expenditures in each business segment are as follows:

【Food & Healthcare Business】

Principal expenditures completed in fiscal 2007 include the construction of the Osaka Plant of Meiji Seika, construction of a new plant for Meiji Chewing Gum Co., Ltd. and a production line for Shikoku Meiji Co,. Ltd. Capital expenditures in the Food & Healthcare Business in fiscal 2007 amounted to 18,520 million yen.

Principal ongoing capital expenditures include the construction of Meiji Seika's Kanto Plant, chocolate and candy production facilities at the Tokai Plant and Kanto MC/MDC and Kansai MC/MDC.

【 Pharmaceutical Business 】

Principal expenditures completed in fiscal 2007 include Meiji Seika's Hokuriku Plant's bulk powder production equipment and the drug formulation production facility at the Odawara Plant. Capital expenditures in the Pharmaceutical Business in fiscal 2007 amounted to 2,939 million yen.

Principal ongoing capital expenditures include the construction of the oral formulation production facility at Meiji Seika's Odawara Plant.

【Office Building Leasing & Others Business】

Principal expenditures in fiscal 2007 are in progress and amount to 33 million yen.

(End of Appendix H)

【Principal Facilities of Meiji Seika Kaisha, Ltd.】

(1) Meiji Seika Kaisha, Ltd.

As of March 31, 2008

Name of facility (Location)	Name of business segment	Facilities	Book value (¥ million)					Number of employees
			Buildings and structures	Machines, equipment and transport equipment	Land (m²)	Others	Total	
Kitakami Plant (Kitakami-shi, Iwate)	Pharmaceutical	Pharmaceutical production facility	2,069	911	547 (146,520)	72	3,600	56 (15)
Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare	Confectionery production facility	4,446	6,600	995 (103,127)	91	12,134	201 (524)
Odawara Plant (Odawara-shi, Kanagawa)	Pharmaceutical	Pharmaceutical production facility	4,599	3,352	129 (43,107) [866]	149	8,231	141 (137)
Tokai Plant (Fujieda-shi, Shizuoka)	Food & Healthcare	Confectionery production facility	3,492	6,915	1,435 (68,552)	56	11,899	214 (196)
Gifu Plant (Kitagata-cho, Motosu-gun, Gifu)	Pharmaceutical	Pharmaceutical production facility	2,569	2,341	853 (160,278)	56	5,821	114 (72)
Osaka Plant (Takatsuki-shi, Osaka)	Food & Healthcare	Confectionery production facility	4,142	7,216	241 (150,943) [368] {18,256}	120	11,720	225 (223)
Food & Health R&D Laboratories (Sakado-shi, Saitama)	Food & Healthcare	Confectionery, food materials research facility	528	205	— (—)	105	839	138 (15)
Pharmaceutical Research Center / Agricultural & Veterinary Research Laboratories (Kohoku-ku, Yokohama-shi, Kanagawa)	Pharmaceutical	Pharmaceutical research facility	3,257	281	295 (17,223)	448	4,283	239 (31)
Bioscience Laboratories (Odawara-shi, Kanagawa)	Pharmaceutical	Pharmaceutical research facility	1,094	316	334 (114,699)	79	1,825	66 (20)
Head Office, Business Offices, Branches, Operating Offices and Others (Chuo-ku, Tokyo, etc)	Food & Healthcare, Pharmaceutical, Office Building Leasing Business & Others, and administrative divisions	Company buildings including head office and operating offices, etc.	15,635	2,958	16,745 (174,375) {65,917}	252	35,591	2,231 (362)
Solid Square (Saiwai-ku, Kawasaki-shi, Kanagawa)	Office Building Leasing	Building for lease	23,084	185	5 (10,028)	39	23,314	

(Notes) 1. "Others" in "Book value" represents 'tools, equipment and fixtures' and does not include construction in progress.

2. Figures shown in square brackets in the "Land" column represent leased area which is not included in the figures in this column. Figures shown in "{ }" of "Land" column represents leased area which is included in the figures in this column.

3. There are 167 Branches and Operating Offices in major cities nationwide in Japan.

4. Book value and land area of "Land" of Food & Health R&D Laboratories are included in those of Kanto Plant.

5. Figures shown in brackets of "Number of employees" column represent the number of annual average part-time employees.

6. Principal leased facilities based on lease agreements are as follows:

Name of facility (Location)	Name of business segment	Facilities	Lease period	Annual lease fee (¥ million)	Balance of lease agreement (¥ million)
Kitakami Plant (Kitakami-shi, Iwate)	Pharmaceutical	Pharmaceutical production facility	5 - 10 years	38	94
Kanto Plant (Sakado-shi, Saitama)	Food & Healthcare	Confectionery production facility	4 - 9 years	96	311
Odawara Plant (Odawara-shi, Kanagawa)	Pharmaceutical	Pharmaceutical production facility	5 - 9 years	40	183
Tokai Plant (Fujieda-shi, Shizuoka)	Food & Healthcare	Confectionery production facility	6 - 7 years	10	15
Gifu Plant (Kitagata-cho, Motosu-gun, Gifu)	Pharmaceutical	Pharmaceutical production facility	5 years	13	15
Osaka Plant (Takatsuki-shi, Osaka)	Food & Healthcare	Confectionery production facility	5 – 7 years	22	102
Food & Health R&D Laboratories (Sakado-shi, Saitama)	Food & Healthcare	Confectionery, food materials research facility	5 years	58	189
Pharmaceutical Research Center / Agricultural & Veterinary Research Laboratories (Kohoku-ku, Yokohama-shi, Kanagawa)	Pharmaceutical	Pharmaceutical research facility	4 – 6 years	146	384
Bioscience Laboratory (Odawara-shi, Kanagawa)	Pharmaceutical	Pharmaceutical research facility	4 – 5 years	24	76
Head Office, Business Offices, Branches, Operating Offices and Others (Chuo-ku, Tokyo, etc)	Food & Healthcare, Pharmaceutical, Office Building Leasing Business & Others, and administrative divisions	Company buildings including head office and operating offices, etc	3 - 7 years	702	1,209

7. Consumption tax and other charges are not included in the above figures.

(2) Domestic Subsidiaries

As of March 31, 2008

Name of company	Name of facility (Location)	Name of business segment	Facilities	Book value (¥ million) Buildings and structures	Machines, equipment and transport equipment	Land (m²)	Others	Total	Number of employees
Donan Shokuhin, Co., Ltd	Head Office Plant (Hakodate-shi, Hokkaido)	Food & Healthcare	Confectionery production facility	57	252	— (—)	2	311	55 (57)
Zao Shokuhin Kaisha, Ltd	Head Office Plant (Kamiyama-shi, Yamagata)	Food & Healthcare	Confectionery production facility	161	201	— (—)	2	365	50 (154)
Ronde Corporation	Head Office Plant (Tsuzuki-ku, Yokohama-shi, Kanagawa)	Food & Healthcare	Confectionery production facility	56	397	— (—)	17	471	42 (213)
Meiji Sangyo Co., Ltd	Head Office Plant (Suzaka-shi, Nagano)	Food & Healthcare	Confectionery production facility	596	298	484 (17,251)	11	1,391	74 (94)
Meiji Chewing Gum Co., Ltd	Head Office Plan (Kiyosu-shi, Aichi)	Food & Healthcare	Confectionery production facility	1,888	921	773 (24,030)	298	3,880	205 (94)
Okayamaken Shokuhin Co., Ltd.	Head Office Plant (Kasaoka-shi, Okayama)	Food & Healthcare	Confectionery and food production facility	1,095	701	398 (25,930)	21	2,217	56 (126)
Shikoku Meiji Co., Ltd	Head Office Plant (Matsuyama-shi, Ehime)	Food & Healthcare	Confectionery production facility	857	105	5 (9,745)	12	980	29 (60)
Taiyo Shokuhin Co., Ltd	Head Office Plant (Shimabara-shi, Nagasaki)	Food & Healthcare	Food production facility	329	45	660 (37,747)	3	1,038	31 (125)
Taiyo Shokuhin Co., Ltd	Head Office Plant (Chikugo-shi, Fukuoka)	Food & Healthcare	Food production facility	166	46	111 (14,884)	0	325	14 (67)
Meiji Sports Plaza, Ltd.	Takatsuki Business Office (Takatsuki-shi, Osaka)	Food & Healthcare	Sports club facility	30	—	— (—)	28	58	8 (130)
Meiji Sports Plaza, Ltd	Nigata Business Office (Chuo-ku, Nigata-shi, Nigata)	Food & Healthcare	Sports club facility	0	—	— (—)	0	1	5 (65)
Meiji Sports Plaza, Ltd	Kawasaki Business Office (Saiwai-ku, Kawasaki-shi, Kanagawa)	Food & Healthcare	Sports club facility	79	—	— (—)	6	86	7 (82)
Meiji Sports Plaza, Ltd	Wako Business Office (Wako-shi, Saitama)	Food & Healthcare	Sports club facility	34	—	— (—)	2	37	8 (64)
Meiji Sports Plaza, Ltd	Tsurumi Business Office (Tsurumi-ku, Yokohama-shi, Kanagawa)	Food & Healthcare	Sports club facility	85	4	— (—)	4	94	9 (83)
Meiji Sports Plaza, Ltd.	Hakkei Business Office (Kanazawa-ku, Yokohama-shi, Kanagawa)	Food & Healthcare	Sports club facility	29	—	— (—)	2	32	7 (68)
Meiji Sports Plaza, Ltd	Fujigaoka Business Office (Aoba-ku, Yokohama-shi, Kanagawa)	Food & Healthcare	Sports club facility	316	7	— (—)	2	326	7 (77)
Meiji Sports Plaza, Ltd	Shinmatsudo Business Office (Matsudo-shi, Chiba)	Food & Healthcare	Sports club facility	162	—	— (—)	4	166	4 (58)
Meiji Sports Plaza, Ltd	Motoyawata Business Office (Ichikawa-shi, Chiba)	Food & Healthcare	Sports club facility	220	—	— (—)	4	224	4 (45)
Meiji Sports Plaza, Ltd	Gyoutoku Business Office (Ichikawa-shi, Chiba)	Food & Healthcare	Sports club facility	177	—	— (—)	4	182	4 (40)
Kitasato Pharmaceutical Industry Co., Ltd	Head Office, Tokyo Branch (Minato-ku, Tokyo, etc.)	Pharmaceutical	Office building for sales activities	0	—	29 (1,701)	3	33	20 (—)
Kitasato Pharmaceutical Industry Co., Ltd	Head Office, Osaka Branch (Chuo-ku, Osaka-shi, Osaka)	Pharmaceutical	Office building for sales activities	14	—	6 (249)	0	22	12 (—)

(Notes) 1. "Others" in "Book value" represents 'tools, equipment and fixtures' and does not include construction in progress.

2. Figures shown in brackets of "Number of employees" column represent the number of annual average part-time employees.

3. Principal leased facilities based on lease agreements are as follows:

Name of company	Name of facility (Location)	Name of business segment	Facilities	Lease period	Annual lease fee (¥ million)	Balance of lease agreement (¥ million)
Meiji Food Materia Co., Ltd.	Head Office, etc. (Chuo-ku, Tokyo, etc.)	Food & Healthcare	Business equipment	3 – 6 years	51	98
Donan Shokuhin Co., Ltd.	Head Office Plant (Hakodate-shi, Hokkaido)	Food & Healthcare	Confectionery production facility	6 years	4	25
Zao Shokuhin Kaisha, Ltd.	Head Office Plant (Kaminoyama-shi, Yamagata)	Food & Healthcare	Confectionery production facility	4 – 7 years	16	31
Ronde. Corporation	Head Office Plant (Tsuzuki-ku, Yokohama-shi, Kanagawa)	Food & Healthcare	Confectionery production facility	4 – 6 years	12	50
Meiji Sangyo Co., Ltd.	Head Office Plant (Suzaka--shi, Nagano)	Food & Healthcare	Confectionery production facility	5 – 6 years	42	99
Meiji Chewing Gum Co., Ltd.	Head Office Plan (Kityosu-shi, Aichi)	Food & Healthcare	Confectionery production facility	5 – 6 years	6	43
Okayamaken Shokuhin Co., Ltd.	Head Office Plant (Kasaoka-shi, Okayama)	Food & Healthcare	Food production facility	5 – 6 years	13	19
Shikoku Meiji Co., Ltd.	Head Office Plant (Matsuyama-shi, Ehime)	Food & Healthcare	Food production facility	6 – 7 years	4	11
Taiyo Shokuhin Co., Ltd.	Head Office Plant, etc. (Shimabara-shi, Nagasaki, etc.)	Food & Healthcare	Food production facility	1 – 2 years	5	8
Azteca Co., Ltd	Head Office (Chuo-ku, Tokyo)	Food & Healthcare	Tools, equipment and fixture	3 – 6 years	8	22
Meiji Sports Plaza, Ltd.	Takatsuki Business Office, etc. (Takatsuki-shi, Osaka, etc.)	Food & Healthcare	Fixtures, machines/ equipment	4 - 7 years	158	565

4. Consumption tax and other charges are not included in the above figures.

(3) Overseas Subsidiaries

As of March 31, 2008

Name of company	Name of facility (Location)	Name of business segment	Facilities	Book value (¥ million) Buildings and structures	Machines, equipment and transport equipment	Land (m²)	Others	Total	Number of employees
Meiji Seika (Singapore) Pte. Ltd.	Head Office Plant (Singapore)	Food & Healthcare	Confectionery production facility	635	770	— (—)	18	1,424	184 (52)
Five Stars Dairy Ingredients Pte. Ltd.	Head Office Plant (Singapore)	Food & Healthcare	Confectionery production facility	250	164	— (—)	0	415	— (—)
D.F. Stauffer Biscuit Co., Inc.	York Plant (York, PA, U.S.A.)	Food & Healthcare	Confectionery production facility	619	369	24 (69,180)	20	1,035	536 (24)
D F Stauffer Biscuit Co , Inc.	Cuba Plant (Cuba, NY, U S A.)	Food & Healthcare	Confectionery production facility	8	27	— (—)	0	36	53 (26)
Laguna Cookie Co., Inc.	Santa Ana Plan (Santa Ana, CA, U.S.A.)	Food & Healthcare	Confectionery production facility	360	895	— (—)	3	1,259	69 (322)
Meiji Seika Food Industry (Shanghai) Co , Ltd	Head Office Plant (Shanghai, China)	Food & Healthcare	Confectionery production facility	1,649	1,442	— (—)	33	3,126	53 (128)
P T Meiji Indonesian Pharmaceutical Industries	Head Office, Plant (Jakarta, Indonesia, etc.)	Pharmaceutical	Pharmaceutical production facility	491	483	0 (99,350)	103	1,078	610 (109)
Thai Meiji Pharmaceutical Co , Ltd.	Head Office, Plant (Bangkok, Thailand, etc.)	Pharmaceutical	Pharmaceutical and animal drug production facility	563	161	54 (58,948)	30	810	240 (37)
Tedec-Meiji Farma S A.	Head Office Plant (Madrid, Spain)	Pharmaceutical	Pharmaceutical production facility	431	814	353 (56,127)	19	1,618	245 (17)

(Notes) 1. "Others" in "Book value" represents 'tools, equipment and fixtures' and does not include construction in progress.

2. Figures shown in brackets of "Number of employees" column represent the number of annual average part-time employees.

3. Principal leased facilities based on lease agreements are as follows:

Name of company	Name of facility (Location)	Name of business segment	Facilities	Lease period	Annual lease fee (¥ million)	Balance of lease agreement (¥ million)
Laguna Cookie Co , Inc	Santa Ana Plan (Santa Ana, CA, U S A.)	Food & Healthcare	Land for plant and buildings	15 years	163	1,546
P.T Meiji Indonesian Pharmaceutical Industries	Head Office, Plant (Jakarta, Indonesia, etc.)	Pharmaceutical	Vehicle transportation equipment	3 years	21	30

4. Consumption tax and other charges are not included in the above figures.

(End of Appendix I)

【Principal Facilities of Meiji Dairies Corporation】

Meiji Dairies Group's principal facilities are as follows:

(1) Foods

As of March 31, 2008

	Company name	Name of facility	Core products	Location	Book value (¥ million) Land (m²)	Building	Machines/ equipment	Others	Total	Number of employees
Production Facilities	Meiji Dairies Corporation	Wakkanai Plant	Powdered milk, butter	Wakkanai-shi, Hokkaido	6 (42,312)	549	870	74	1,501	36 (12)
		Nishi-shunbetsu Plant	Powdered milk, butter	Betsukai-cho, Notsuke-gun, Hokkaido	57 (83,413)	516	870	114	1,559	42 (8)
		Nemuro Plant	Condensed milk	Nemuro-shi, Hokkaido	9 (1,778,870)	95	99	36	241	15 (14)
		Tokachi Obihiro Plant	Butter, cheese	Obihiro-shi, Hokkaido	62 (30,345)	813	521	106	1,504	52 (117)
		Tokachi Plant	Cheese, milk, powdered milk	Memuro-cho, Kasai-gun, Hokkaido	1,270 (138,027)	5,068	7,110	306	13,756	78 (3)
		Honbetsu Plant	Powdered milk, milk	Honbetsu-cho, Nakagawa-gun, Hokkaido	106 (48,767)	426	734	136	1,403	50 (28)
		Asahikawa Plant	Milk	Asahikawa-shi, Hokkaido	105 (31,273)	830	1,235	135	2,306	46 (39)
		Sapporo Plant	Milk	Shiroishi-ku, Sapporo-shi	20 (12,688)	273	357	35	686	39 (29)
		Tohoku Plant	Milk	Taiwa-cho, Kurokawa-gun, Miyagi	557 (51,462)	1,499	2,878	205	5,141	89 (27)
		Gunma Plant	Milk, ice cream	Isesaki-shi, Gunma	861 (116,204)	1,137	2,475	260	4,735	223 (68)
		Karuizawa Plant	Cheese	Saku-shi, Nagano	288 (12,491)	571	760	74	1,695	91 (38)
		Ibaraki Plant	Frozen food	Omitama-shi, Ibaraki, etc.	214 (23,048)	380	305	44	945	38 (1)
		Saitama Plant	Powdered milk	Kasukabe-shi, Saitama	40 (33,059)	2,130	4,050	230	6,452	107 (22)
		Kanto Plant	Milk	Toda-shi, Saitama, etc	272 (78,415)	2,801	2,376	535	5,986	165 (83)
		Moriya Plant	Milk	Moriya-shi, Ibaraki	3,709 (109,404)	4,089	7,656	615	16,070	133 (33)
		Kanagawa Plant	Milk	Chigasaki-shi, Kanagawa, etc.	179 (35,402)	1,121	1,209	200	2,711	116 (76)
		Hokuriku Plant	Milk	Nonoichi-machi, Ishikawa-gun, Ishikawa , etc.	391 (21,790)	265	231	70	958	40 (16)
		Aichi Plant	Milk	Inazawa-shi, Aichi, etc.	83 (35,074)	662	1,253	185	2,185	104 (23)
		<Shizuoka Plant>	Milk	Suruga-ku, Shizuoka-shi	14 (7,273)	151	260	36	464	28 (9)
		Kyoto Plant	Milk, dessert ice cream	Kyotanabe-shi, Kyoto	497 (85,765)	2,445	2,757	356	6,055	166 (190)
		Kansai Plant	Milk	Kaizuka-shi, Osaka, etc.	4 (8,814)	3,505	7,572	629	11,712	141 (68)
		Hiroshima Plant	Milk	Kaita-cho, Aki-gun, Hiroshima	41 (16,088)	494	727	131	1,395	65 (25)
		Okayama Plant	Milk	Kurashiki-shi, Okayama, etc	280 (28,838)	615	868	132	1,897	52 (27)
		Kyushu Plant	Milk	Yame-shi, Fukuoka	2,120 (82,920)	1,980	2,917	364	7,382	98 (59)
	Total				11,197 (2,911,754)	32,427	50,101	5,021	98,748	2,014 (1,015)

	Company name	Name of facility	Core products	Location	Book value (¥ million)					Number of employees
					Land (㎡)	Building	Machines/ equipment	Others	Total	
Production Facilities	Shikoku Meiji Dairy Products Co , Ltd	Shikoku Plant	Milk	Mitoyo-shi, Kagawa	379 (53,554)	522	903	204	2,009	46 (4)
	Meiji Kenko Ham Co , Ltd	Mishima Plant	Ham, sausage	Mishima-shi, Shizuoka	—	174	1,166	78	1,419	52 (64)
	Tokai Meiji Co , Ltd	Fukuroi Plant	Milk	Fukuroi-shi, Shizuoka	666 (24,994)	1,035	1,914	311	3,928	40 (15)

	Company name	Name of facility	Location	Book value (¥ million)					Number of employees
				Land (㎡)	Building	Machines/ equipment	Others	Total	
Operation Facilities	Meiji Dairies Corporation	Tokyo Branch	Koto-ku, Tokyo	—	—	—	—	—	
			Kanagawa-ku, Yokohama-shi, etc	855 (14,023)	1,244	89	990	3,181	
		Tokai Branch	Mizuho-ku, Nagoya-shi	790 (4,503)	89	0	13	894	
			Nonoichi-machi, Ishikawa-gun, Ishikawa , etc.	—	16	4	415	437	
		Kansai Branch	Kita-ku, Osaka-shi	1 (27)	16	1	6	25	
			Nishinomiya-shi, Hyogo, etc.	1,208 (32,153)	1,255	56	675	3,196	
		Hokkaido Branch	Shiroishi-ku, Sapporo-shi	—	8	—	2	11	
			Higashi-ku, Sapporo-shi	82 (16,580)	23	0	57	163	
		Tohoku Branch	Izumi-ku, Sendai-shi	—	0	—	8	8	
			Tendo-shi, Yamagata, etc	67 (7,597)	77	0	167	312	
		Chugoku Branch	Minami-ku, Hiroshima-shi	—	6	—	10	16	
			Asaminami-ku, Hiroshima-shi, etc	—	162	2	163	328	
		Kyushu Branch	Chuo-ku, Fukuoka-shi	—	8	—	18	26	
			Yahatanishi-ku, Kita-kyushu-shi, etc.	159 (2,293)	17	3	174	355	
	Total			3,167 (77,181)	2,927	158	2,705	8,958	1,431 (657)
	Tokyo Meihan Co , Ltd , and 8 other sales companies		Kawagoe-shi, Saitama, etc.	7,528 (—)	3,864	109	539	12,042	1,115 (1,690)

	Company name	Name of facility	Location	Book value (¥ million)					Number of employees
				Land (㎡)	Building	Machines/ equipment	Others	Total	
Head Office and Research Institute	Meiji Dairies Corporation	Head Office	Koto-ku, Tokyo	6,113 (15,999)	4,287	3	302	10,705	740 (43)
		Head Office, etc (welfare facilities)	Edogawa-ku, Tokyo, etc	10 (7,908)	334	1	11	358	
		Head Office, etc (lease facilities)	Sumida-ku, Tokyo, etc	723 (1,763)	1,179	0	64	1,967	
		Head Office, etc	Moriya-shi, Ibaraki, etc.	2,489 (4,885,678)	1,482	176	350	4,499	
		Research Institute, etc.	Odawara-shi, Kanagawa, etc	1,130 (16,287)	3,030	536	517	5,215	296 (37)
	Total			10,467 (4,927,637)	10,313	718	1,246	22,746	1,036 (80)

(2) Service/Other

As of March 31, 2008

Company name	Name of facility or Name of lessor companies	Core products	Location	Book value (¥ million)					Number of employees
				Land (m²)	Building	Machines/ equipment	Others	Total	
Meiji Feed Co., Ltd.	Kashima Plant	Animal feed	Kamisu-shi, Ibaraki	728 (25,220)	354	592	24	1,700	19 (1)
Kantora Logistics Co., Ltd	Yao Food Distribution Center	Car distribution	Yao-shi, Osaka	1,024 (4,124)	1,238	192	91	2,547	56 (22)
Nice Day Co., Ltd.	Meiji Kenko Ham Co., Ltd.	Leasing	Mishima-shi, Shizuoka	163 (19,050)	917	—	26	1,107	—

Total	24,832 (7,916,573)	45,668	50,978	8,973	130,452	4,481 (1,752)

(Notes) 1. "Others" in "Book value" represents the aggregation of structures, vehicle and transport equipment, and tools, equipment and fixture.

2. Although some land and buildings are leased from entities other than consolidated companies, none of such land and buildings has importance.

3. Figures shown in brackets of "Number of employees" column represent the number of part-time employees and are not included in the "Number of employees".

(End of Appendix J)

END